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WRITER'S DIRECT NUMBER:
81-3-5251-0232

October 11, 2005

Rule 12g3-2(b) File No. 82-01132

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Fuji Heavy Industries Ltd.
Rule 12g3-2(b) File No. 82-01132

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Fuji Heavy Industries Ltd. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

The Company has filed with the Tokyo Stock Exchange or provided to its shareholders, the following documents between August 2005 and October 11, 2005. Enclosed please find English language documents.

- "Annual Report for year ended March 31, 2005", released in August 2005
- "2005 Environmental & Social Report", released in September 2005

The following announcements have also been made by the Company. Enclosed please find English translations of the following documents.

- Press Release dated August 5, 2005 regarding "Exhibition outlines of the 61st Frankfurt Motor Show"
- Press Release dated August 17, 2005 regarding "Fuji Heavy Industries Applies to the FIA for Group N Homologation for the Subaru Impreza WRX STI spec C"
- Press Release dated August 18, 2005 regarding "Fuji Heavy Industries Announces Its Development of the Turbo Parallel Hybrid and Lithium-Ion Capacitor Technologies"
- Press Release dated September 2, 2005 regarding "Fuji Heavy Industries and Tokyo Electric Power Begin Joint Development of Electric Vehicles"
- Press Release dated September 28, 2005 regarding "Exhibition outlines of the 39th Tokyo Motor Show 2005"
- Press Release dated October 5, 2005 regarding "Toyota and Fuji Heavy Industries to Agree on Business Collaboration"
- Press Release dated October 5, 2005 regarding "Fuji Heavy Industries dissolves alliance with General Motors, entering a new business collaboration with Toyota"
- Press Release dated October 5, 2005 regarding "Personnel changes of corporate executives"
- Press Release dated October 5, 2005 regarding "Revision of Performance Projection for Fiscal Year Ending March 31, 2006"
- Press Release dated October 5, 2005 regarding "Notice of repurchase of company's own shares through ToSTNeT-2"
- Press Release dated October 5, 2005 regarding "Notice of change of the top shareholder"
- Press Release dated October 5, 2005 regarding "Notice of dissolve of strategic alliance with General Motors Corporation"
- Press Release dated October 6, 2005 regarding "Notice of results of repurchase of company's own shares through ToSTNeT-2"
- Press Release dated October 6, 2005 regarding "Notice of change of the top shareholder and related company"

- Press Release dated October 6, 2005 regarding "Notice of repurchase of company's own shares through ToSTNeT-2"
- Press Release dated October 7, 2005 regarding "Notice of results of repurchase of company's own shares through ToSTNeT-2"
- Press Release dated October 7, 2005 regarding "Notice of repurchase of company's own shares through ToSTNeT-2"
- Press Release dated October 11, 2005 regarding "Notice of results of repurchase of company's own shares through ToSTNet-2"

Please also see Exhibit A for a list of all English documents enclosed.

No English versions or translations have been prepared for the following documents, and therefore, we have prepared English summaries to these Japanese language documents below on Exhibit B, enclosed.

1. Vehicle Recall Information posted on the company's website: (http://www.fhi.co.jp/recall/main.htm)
2. Extraordinary Report regarding change of the top shareholder of Fuji Heavy Industries Ltd., as filed with the Kanto Local Finance Bureaus on October 6, 2005

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-0232 if you have any questions regarding the enclosed information.

Very truly yours,

Masahisa Ikeda /pfg

Masahisa Ikeda

Enclosures

Exhibit A

English Documents

#		Date Released
1	"Annual Report for year ended March 31, 2005"	August, 2005
2	"2005 Environmental & Social Report"	September, 2005
3	Press Release "Exhibition outlines of the 61st Frankfurt Motor Show"	August 5, 2005
4	Press Release "Fuji Heavy Industries Applies to the FIA for Group N Homologation for the Subaru Impreza WRX STI spec C"	August 17, 2005
5	Press Release "Fuji Heavy Industries Announces Its Development of the Turbo Parallel Hybrid and Lithium-Ion Capacitor Technologies"	August 18, 2005
6	Press Release "Fuji Heavy Industries and Tokyo Electric Power Begin Joint Development of Electric Vehicles"	September 2, 2005
7	Press Release "Exhibition outlines of the 39th Tokyo Motor Show 2005"	September 28, 2005
8	Press Release "Toyota and Fuji Heavy Industries to Agree on Business Collaboration"	October 5, 2005
9	Press Release "Fuji Heavy Industries dissolves alliance with General Motors, entering a new business collaboration with Toyota"	October 5, 2005
10	Press Release "Personnel changes of corporate executives"	October 5, 2005
11	Press Release "Revision of Performance Projection for Fiscal Year Ending March 31, 2006"	October 5, 2005
12	Press Release "Notice of repurchase of company's own shares through ToSTNeT-2"	October 5, 2005
13	Press Release "Notice of change of the top shareholder"	October 5, 2005
14	Press Release "Notice of dissolve of strategic alliance with General Motors Corporation"	October 5, 2005
15	Press Release "Notice of results of repurchase of company's own shares through ToSTNeT-2"	October 6, 2005
16	Press Release "Notice of change of the top shareholder and related company"	October 6, 2005
17	Press Release "Notice of repurchase of company's own shares through ToSTNeT-2"	October 6, 2005

18	Press Release "Notice of results of repurchase of company's own shares through ToSTNeT-2"	October 7, 2005
19	Press Release "Notice of repurchase of company's own shares through ToSTNeT-2"	October 7, 2005
20	Press Release "Notice of results of repurchase of company's own shares through ToSTNeT-2"	October 11, 2005


Attachment 1

Annual Report 2005
For the year ended March 31, 2005

Fuji Heavy Industries Ltd

A Revolution in Motion



Harmony in Motion



SUBARU

Fuji Heavy Industries Ltd. (FHI) is a global manufacturer of transportation- and aerospace-related products and the maker of Subaru automobiles. FHI's roots go back to 1917, when Japan's first Aircraft Research Laboratory (later Nakajima Aircraft Co., Ltd.) was established, 14 years after the Wright Brothers' first successful flight of the Kitty Hawk flyer in 1903. While some of the world's automakers have their roots in the aircraft industry, FHI is the only automaker who continues to build aircraft today.

• • On July 15, 2003, the 50th anniversary of the Company's founding in 1953, FHI introduced the six-star ("mutsuraboshi") Subaru automobile emblem design as its new corporate symbol. The Company has been using this symbol to further fortify its brand image and awareness on a global basis.

CONTENTS


DESTINATION ENTRY
SOS

Disclaimer Regarding Forward-Looking Statements

Statements herein concerning plans and strategies, expectations or projections about the future, FHI's efforts with regard to various management issues, and other statements, except for historical facts, are forward-looking statements. These forward-looking statements are subject to uncertainties that could cause actual results to differ materially from those anticipated. These uncertainties include, but are not limited to: general economic conditions, demand for and prices of FHI's products, FHI's ability to continue to develop and market advanced products, raw material prices, and currency exchange rates. FHI disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Spirit in Motion



Performance Overview

(Billions of yen)

	Actual Results			Forecast for	
	FY2003	FY2004	**FY2005**	FY2006	FY2007
Automotive Sales Volume (thousand units, non-consolidated)	555	553	**601**	597	654
Net Sales	1,372.3	1,439.5	**1,446.5**	1,470.0	1,580.0
Operating Income	67.5	50.3	**42.0**	31.0	50.0
Ordinary Income	58.5	56.6	**43.6**	27.0	48.0
Net Income	33.4	38.6	**18.2**	15.0	27.0
Capital Investment	64.6	74.6	**85.3**	67.0	61.0
Depreciation	48.8	53.2	**51.1**	58.0	65.0
R&D Expenses	60.1	57.5	**53.0**	55.5	60.0
Interest-Bearing Debt	389.1	378.9	**412.2**	410.0	400.0
Exchange Rate (¥/$, non-consolidated)	124	116	**108**	105	105


2004
RALLY JAPAN
3-5 SEPTEMBER

2004

April	Subaru sales network in China is established
July	New SUV development alliance with Saab is agreed
September	Peter Solberg wins the first WRC Rally Japan
September	Cumulative passenger car sales in Japan surpass three million units
November	Subaru R2 is awarded 2005 RJC* Car of the Year • Special Award for Best Mini Passenger Car •
December	New Subaru R1 is launched

*RJC: The Automotive Researchers' & Journalists' Conference of Japan

2005

January	"Subaru Academy" opens
January	Forester undergoes a major face-lift
March	Cumulative sales of Subaru vehicles in Japan surpass 10 million units
April	New directors /executive officers' assignments are announced
May	Revised FDR-1 is announced
May	New Subaru B9 Tribeca is released in North American market
June	Finely tuned new Impreza is released



Moving Resolutely Ahead
Fundamental Reforms



Kyoji Takenaka
President and CEO

Fiscal 2005, ended March 31, 2005, was the third year of the Fuji Dynamic Revolution–1 (FDR-1) medium-term business plan, which covers the five fiscal years through fiscal 2007. Having revised the plan's targets in light of actual performance during the first three years, we are now placing top priority on stopping the downtrend in profit and making a turnaround through reforms that bolster the Company's profit base.

• • In fiscal 2005, consolidated net sales edged up 0.5% from the level in the previous year, to ¥1,446.5 billion. However, operating income decreased 16.5%, or ¥8.3 billion, to ¥42.0 billion, and net income amounted to ¥18.2 billion, down 52.8%.

• • Factors with a positive influence on profitability included a ¥16.4 billion reduction in the cost of materials along with decreases in R&D expenses and selling, general and administrative (SG&A) expenses, which had the combined effect of boosting operating profit ¥24.0 billion. However, this amount was more than offset by ¥32.3 billion in negative factors, including a loss on currency exchange, which decreased operating income by ¥15.1 billion, and a deterioration in sales volume and model mix, which reduced operating income by ¥17.2 billion. This resulted in an ¥8.3 billion drop in operating income.

• • Although both sales volume and sales revenue in Subaru automobile operations increased, domestic sales of relatively profitable Legacy and Subaru R2 models were sluggish. Overseas, such factors as an increase in marketing costs due to competition in the United States, additional costs to respond to safety and environmental regulations, and the rising prices of steel and other raw materials negatively impacted profitability. Rising sales in other markets and cost reduction efforts were not sufficient to cover such negative effects.

• • Because these circumstances have caused FHI's performance to diverge considerably from the FDR-1 targets, the Company has decided to increase its emphasis on business rebuilding measures during the remaining two years of the business plan. Accordingly, while FHI will retain its vision of being an attractive company with a strong market presence, it will be reexamining the nature of its strengths and weaknesses and is determined to implement fundamental reforms.

• • Looking at long-term performance indicators, we have revised our operating income ratio target from 10% to 8%, a level that we believe is compatible with sustained corporate growth. In view of our strong emphasis on high asset turnover, we are firmly maintaining our ROA target of 10%. At this point, I will explain the nature of the revised FDR-1 plan that will be guiding our efforts during the upcoming two years to attain these targets.

Reasons for the FDR-1 Target Attainment Shortfall and Principal Features of the Revised Plan

In brief, the revised FDR-1 plan is designed to accurately assess FHI's current situation and effectively adjust it so that the Company can reverse its recent profitability downtrend.

• Unfortunately, the new targets for consolidated operating income—¥31.0 billion in fiscal 2006 and ¥50.0 billion in fiscal 2007—are considerably lower than the previous targets of ¥68.0 billion in fiscal 2006 and ¥91.0 billion in fiscal 2007. The main reasons for the revision are a sales volume level that was considerably lower than the original planned level and a rise in the cost of materials that was considerably greater than anticipated.

• In contrast to FHI's situation, Japan's major automakers have recorded strong performance and record profits, but this reflects those companies' large-scale sales in markets other than Japan and the United States, high shares of overseas manufacturing operations, and other structural factors that make the effect of currency exchange rate fluctuations on their performance relatively small. FHI's business structure is the opposite—its profitability is highly dependent on the Japanese market and, particularly, the U.S. market. This kind of structural difference is presenting us with extremely severe challenges regarding our performance.

Overview of the First Three Years of FDR-1

(Billions of yen)

2003: 67.5; 575,000 (units); 555,421 (units); 372

2004: 615,000 (units); 553,013 (units); 1,439.5; 50.3

2005: Revised: 637,000 (units); 600,577 (units); 1,446.5; 42.0

● FDR-1 ⊙ Actual Unit Sales ○ Sales ▭ Operating Income

• The original form of FDR-1 anticipated that the risk of such structural challenges would be offset by sales volume growth in Japan and the United States, but the intensification of market competition in both those countries restrained our fiscal 2005 automobile sales volume to 595,000 units, or more than 9% less than our consolidated target of 639,000 units. This reflects a domestic sales volume for the Subaru R2 that was much lower than planned and a rise in the U.S. sales volume following the launch of the Baja and the new Legacy that was smaller than expected.

• Also, as previously mentioned, raw material prices were much higher than expected. Our profitability was heavily impacted by severe market conditions that did not allow us to raise selling prices to reflect such increases in raw material prices.

• In view of all this, we must do our utmost to quickly restore balance among our sales volume, costs, and selling prices.

Management Vision

- **Small in size, but strong in market presence**
- **Establish a sustainable business model of high profitability with automobiles as the core business**

Operating income ratio of more than 8% and ROA of more than 10% by 2010

• • To survive and develop in line with our vision of being an attractive company with a strong market presence, I believe it is crucial that we maintain our traditional emphasis on marketing distinctive products that clearly differentiate us from the major automakers. We must move still further ahead with the unique core technologies that are characteristic of Subaru automobiles and provide products that accurately meet the needs of customers who have a taste and high expectations for Subaru. Subaru strengths include such technologies as horizontally opposed engines and symmetrical AWD systems to provide superb driving performance, which are combined with excellent powertrains, suspensions, chassis, and bodywork while drawing on sophisticated ergonomics expertise. These are Subaru's core strengths, which we must effectively leverage and extend while also working to offer superior environment-friendliness and safety so that we can provide customers with pleasure and a sense of security.

• • FHI will continue working to further increase the concentration of its resources in business segments and markets that enable the Company to proactively leverage its special technologies to generate competitive advantages.

• • With regard to sales opportunities, we are seeking to build a business portfolio concentrated in areas that offer considerable room for business growth where we can develop a strong sales network. In this perspective, the U.S. market appears to be the market in which we have the most potential for full-fledged growth, while Japan and Europe are more suitable for tightly focused operations on special markets and segments in which we can make the most out of our unique technologies.

Business Portfolio Overview


Large
Growth Potential
Eco Tech.
Aerospace
Industrial Products
SUBARU (Europe)
SUBARU (North America)
SUBARU (Japan)
High
Low
Barrier to Growth
Small

• • Based on these ideas, the revised form of FDR-1 emphasizes the following five strategic goals:

1. Implementing urgent total cost reductions

2. Restructuring product planning

3. Restructuring sales processes and networks

4. Increasing asset turnover

5. Streamlining the corporate structure

1. Implementing Urgent Total Cost Reductions

Expediting a total cost structure revolution will involve internal structural reforms and other measures designed to reduce FHI's overall costs.

• • The Company has been working to lower its costs. Nonetheless, when allocating resources, we have tended to give priority to new vehicle development. At this point, however, we will allocate resources with a strong emphasis on lowering the cost of materials based on due efforts to achieve an appropriate balance between levels of sales volume, manufacturing costs, and selling prices. We are taking thorough measures to reduce the cost of newly developed vehicles as well as models currently being mass-produced.

• • Regarding new models, we have set the clear-cut goal of achieving ¥100,000 in unit cost reductions, and we are also seeking a 30% cut in the cost of new model development, including the costs of engineering, molds, and dies. As for

models already in mass production, we intend to intensify our current cost-reduction strategies. In particular, cost-cutting programs initiated in Japan are to be simultaneously implemented at our U.S.-based manufacturing subsidiary, Subaru of Indiana Automotive, Inc. (SIA), and these programs are to be very ambitious. We expect that cost-cutting programs will make considerable use of our alliance with General Motors Corporation (GM).

2. Restructuring Product Planning

With respect to product planning operations, FHI is strengthening its capabilities for marketing operations that place even more emphasis than previously on customer satisfaction.

- The most important project in the Company's current product portfolio is the B9 Tribeca, which was launched in the U.S. market in May 2005 as the most premium model in the entire Subaru lineup. We are very pleased to note that the B9 Tribeca's marketing has got off to a smooth start. Situated in the hottest segment of the U.S. automobile market, it has attracted considerable attention as a new type of midsized SUV. By methodically implementing our marketing plan for the B9 Tribeca, we intend to develop it into a new pillar of profitability in our U.S. operations. Regarding existing models, we implemented major model changes for the Forester and the Impreza during 2005. As the remodeled versions of these products offer considerably improved fuel consumption performance, the current surge in fuel prices should further increase the appeal of our strengthened lineup in the United States.
- Beginning from a target date sometime in fiscal 2007, we plan to export B9 Tribecas manufactured by SIA to markets throughout the world, including the Japanese market. In this way, we will be able to respond to vigorous growth in the midsized SUV segment in the European and Australian markets and cater to a portion of the Japanese market for multi-passenger vehicles. At the same time, we will be able to boost the capacity utilization rate of SIA and hedge the foreign exchange risks we face.
- In Japan, we plan to accelerate our launch of a third new passenger minicar model to next year, and we are expecting that this model will help motivate our dealers and sub-dealers to increase sales volumes and profitability more effectively than the Subaru R2, which was intended to play that role. Through this strategy and the addition of highly competitive special-version vehicles, we will do our best to improve domestic profitability.
- Moreover, our joint development with GM of an SUV for Saab Automobile AB is scheduled to bear fruit in the upcoming fiscal year.
- Regarding future product development themes, FHI will move forward with the development of the Legacy platform, further strengthen its special core technologies, and create new products that eloquently manifest the distinctive Subaru style. At the same time, the Company will work to increase the efficiency and speed of product development programs and steadily proceed with medium- to long-term projects to develop a wide range of environment-friendly technologies, including joint development projects involving such leading-edge GM technologies as those for hybrid cars and new-generation diesel engines.

Product Portfolio


Forester
New minicar
FMC
FMC
B9 Tribeca (Japan, Europe, Australia)
New model
B9 Tribeca (United States)
Legacy (United States)
Impreza
Legacy (Japan, Europe, Australia)
2005
2006
2007~
★ FMC/New Model
Major Face-Lift



3. Restructuring Sales Processes • and Networks

In the United States, FHI has leveraged the launch of appealing new products to expand its relatively low market share in the sunbelt market and augment marketing capabilities nationwide. Our previous sales network strategy was not to increase the number of dealers, but rather to improve the quality of dealers by increasing the number of exclusive dealers and dealers with separate showrooms. Yet, with our expanded product lineup, we are now determined to increase the number of dealers. We currently have 581 dealers in the United States and plan to proactively work to increase that number to 630 by about 2010 through the establishment of new dealerships in promising locations. Moreover, we are expanding our network while retaining "Site Control" by having our U.S. marketing subsidiary, Subaru of America, Inc. (SOA), invest a portion of the funds initially needed to create a dealership and team up with dealer candidates who have excellent dealership operating experience. To implement this strategy methodically and with attention to detail, SOA is adjusting its regional administration systems and augmenting the specialized capabilities of its Dealer Development Department. We expect that improvement of the sales network will help us boost our annual U.S. sales volume to 250,000 units by 2009 or 2010.

• • We are also striving to enhance the profitability of our sales network in Japan. Our measures to augment domestic sales power have been somewhat delayed—as reflected in the time required to establish the "Partner 21" dealer sales support network system, which was begun at the start of FDR-1 and completed in spring 2005—and it is extremely important to accelerate these measures. One means of augmenting domestic marketing power we are considering is the integration of marketing-related operations in regional blocks, including the consolidation of administrative functions for dealers in each block and perhaps the establishment of regional holding companies.

• • About 40% of our sales come from our contract basis sub-dealers, including Subaru Shops. The launch of new minicar models is expected to increase the marketing power of more than 10,000 of these sub-dealers and to expand the sales volume of both minicars and passenger cars.

• • Regarding Europe, where our automobile business performance has greatly improved, we are strengthening the capabilities of our wholly owned subsidiary Subaru Europe N.V./S.A., while also reevaluating our distribution system, expanding our dealer network, and taking steps to pioneer new markets in Eastern Europe and the CIS region. We expect these measures to further expand the scale of our operations in Europe. FHI is also doing well in the Australian market, where the well established premium positioning of Subaru has contributed to its solid profitability.

4. & 5. Increasing Asset Turnover and Streamlining the Corporate Structure

In light of FHI's limited resources, it is increasingly evident that the Company must select strategic fields and concentrate its resources in those fields. In line with our goal of reducing consolidated total assets 10% and interest-bearing debt 20% by the end of fiscal 2008, we are considering a number of measures. In particular, we are strictly managing our asset levels in function-specific subsidiaries and the three main nonautomobile internal companies and determining our future strategies for those units based on repeated examination of their potential for future business growth. We are also taking measures to increase the efficiency and effectiveness of personnel deployment in the FHI Group, particularly in the parent company.

• • Looking a bit more closely at the three nonautomobile companies, the Aerospace company had suffered from the protracted slump in aircraft-related business following the September 11, 2001, terrorist attacks in the United States, but its operations are finally showing signs of improvement. The Aerospace company has been investing in several large-scale projects for the Japan Defense Agency and private-sector customers. These projects have advanced smoothly and will be making contributions to our net sales from the current fiscal year.

• • The Industrial Products company had also faced severe conditions for an extended period but has regained its profitability and begun making steadily growing contributions to consolidated profitability. This reflects the division's moves to tighten its focus on high-value-added engine models and proactively develop the OEM market.

Outlook

In conclusion, I will explain our profitability forecast for the next two fiscal years. In fiscal 2006, the launch of the B9 Tribeca in North America is projected to boost revenue. However, the positive effects on operating income of the B9 Tribeca launch and material cost reductions are expected to be offset by various factors, including a forecast loss on currency exchange as well as increases in domestic and overseas fixed costs, market conditions that preclude price rises, the expense of environmental protection and safety measures, higher raw material prices, and deterioration in the sales volume and mix. As a result, operating income is expected to decrease ¥11.0 billion from the previous fiscal year, to ¥31.0 billion.

Unit Sales and Operating Income



(Billions of yen)
Revised: 654,000
Actual: 600,577 (units)
Revised: 597,000
42.0
31.0
50.0
2005 (Actual)
2006 (Forecast)
2007
Unit Sales
Operating Income

• • In fiscal 2007, we anticipate that our sales volume will rise, as our new passenger minicar model is expected to contribute to domestic sales and the B9 Tribeca to U.S. sales for a full year. This and efforts to lower the manufacturing costs are expected to halt the profitability downtrend, boosting operating income to ¥50.0 billion, a level exceeding the fiscal 2005 level.

• • We will subsequently implement various reforms aimed at ensuring that FHI is securely on track for sustained corporate growth.

• • At the time that the Company revised the FDR-1 plan, it undertook an additional analysis of FHI's strengths and weaknesses. Having done this, we concluded that we must maintain our Subaru-unique strategies—which emphasize superior functionality with respect to driving performance, safety, and environment friendliness—and move still further ahead with those strategies. I ask for the continued understanding and support of shareholders and investors as we strive during the next two years to effectively implement the strategies I have described and ensure that those strategies generate results.

K. Takenaka.

Kyoji Takenaka
President and CEO

Internal Reforms Aimed at Profitability Resurgence by Fiscal 2007

Expediting a Total Cost Structure Revolution (TSR) is a central goal of the revised FDR-1 medium-term business plan. FHI is taking thorough measures to reduce its manufacturing costs, aiming to halt the trend of profitability decline and support a resurgence of profitability during the current fiscal year. To enforce the current companywide reform program, Hiroshi Komatsu, who turned around the Industrial Products internal company by restructuring its business in his position as the company president, has been designated Executive Vice President with responsibility for cost planning and management, manufacturing, procurement, and quality assurance.

Thorough Cost Reductions to Enable a Profitability Upsurge during Fiscal 2006

FHI's strong commitment to providing excellent products has enabled the Company to carry through amid tough competition to the present day. It has been accepted that companies may produce excellent products if willing to spend sufficient money. Nowadays, however, it is increasingly accepted that companies must seek to produce excellent products as a matter of course, and they must also devise systems for producing excellent products economically or be forced out of business. The global economy currently does not allow companies to spend whatever sum of money is necessary to create excellent products, and FHI has missed out on adjusting to the new conditions.

• • The most important element of successful reforms is always a clear understanding of the current situation. When there is a problem causing a negative trend in corporate performance, it is crucial to identify the cause. If the cause is understood and proper countermeasures are taken, it may be possible to quickly reverse the negative trend. The attainment of FHI's profit targets for the next two years will depend greatly on the progress made in internal reforms, but the reforms will not be fruitful if the Company does not ensure that reform consciousness becomes an integral part of its employees' day-to-day operations.

• • It is obvious that we must design future products based on strong cost-consciousness or we cannot survive. To gain momentum, FHI believes it crucial to implement cost-cutting measures to contribute to Company profits during the next two years.

Greatly Reducing Automobile Manufacturing Materials Costs in Japan and Overseas

With regard to cost-cutting, we will start a new measure, called the "Total Cost Structural Revolution" (TSR) strategy, which sets automobile manufacturing direct materials cost cuts of 16% in Japan and 13.5% in the United States (over a 20-month

TSR



Japan
Reduction Ratio (%)
0
-5
-10
-15
-20
-25
-30
Target: -10.0%
Actual: -10.56%
Target: -16.0%
CSR-1 Target
CSR-1 Actual
TSR Target
CSR-1
TSR
Post TSR
(FY)
2003
2004
2005
2006
2007



United States (SIA)
Reduction Ratio (%)
0
-5
-10
-15
-20
-25
-30
Target: -3.0%
Actual: -3.17%
Target: -13.5%
CSR-1 Target
CSR-1 Actual
TSR Target
CSR-1
TSR
Post TSR
(CY)
2004
2005
2006
2007

period) during the next two years. This program calls for further accelerating the rate of cost cuts. In the past two years, the Company had set a target of reducing direct materials costs 10.0% in Japan and was able to reduce those costs 10.56%. In the United States, although our cost reduction target of 3.0% was not substantial, we were able to reduce those costs 3.17% in the past two years. The current target of 13.5% in cost cuts over two years is considerably more ambitious. Attaining these targets will entail proactive efforts to augment procurement from new suppliers in Asia and other regions.

• • FHI's commitment to excellence in Subaru automobile manufacturing led to certain unnecessary costs, and eliminating such excess costs is a top priority. Moreover, while the Company previously adopted an approach of eliminating various types of costs over specified periods of time, its new approach is to implement prospective cost cuts immediately whenever possible.

• • Current goals regarding newly developed automobile models are to reduce unit costs ¥100,000 per vehicle and lower tooling and dies costs and development costs 30%.



Hiroshi Komatsu
Director of the Board, Executive Vice President

• • The automobile industry has established benchmarks regarding new model development, and FHI should not be sharply deviating from those benchmarks. However, the Company has faced problems due to allowances made for exceptional deviations with respect to its flagship Legacy models. We are returning to our natural posture of setting investment targets for each automobile model and insisting that investment be kept within the target range. Of course, as the Legacy models take the role of the Company's flagship product, they are equipped with brand-new technologies intended for incorporation in other automobile models at later dates. A separate budget is provided for such new technology to ensure that cost-cutting programs do not undermine efforts to develop new technologies and nip promising new initiatives in the bud.

Speed of Reforms Dependent on Reform-Consciousness of Each Individual Employee

After becoming responsible for automobile manufacturing, my first feelings were that our operations were not speedy enough and that many employees were still a bit complacent and lacked sufficient crisis consciousness. People unable to solve problems now are also likely to be unable to solve the problems next year or the year after that. Increasing individual employees' consciousness of problems is a crucial prerequisite to speedy reforms. To maintain our current employment levels, we must take the marketing measures needed to support our sales and manufacturing volumes. In brief, we absolutely must take more decisive problem-solving steps than many FHI employees have been able to take so far.

• • If we have the resolve to take the natural and proper steps, then we will overcome the problems. We simply have to make decisions decisively and have the courage to act on those decisions.

• • We are working to ensure that all managers are highly conscious of the need for decisive reforms and that they transmit that consciousness to their subordinates. To effectively strengthen the FHI Group, we have to create a culture and an organization that encourages employees to take the initiative. We will attain our strategic reform objectives by ensuring that each employee has the resolve to take the natural and proper steps.

Restructuring Sales Processes and Networks

In the revised FDR-1 plan, we regard the North American market as a focal market with possibilities for further growth. In addition to the North American market, we will strengthen our sales networks in Japan, Europe, and other areas.

North America

Measures during the First Three Years of FDR-1

In the U.S. market, FHI was able to smoothly increase the sales volume of vehicles while annually increasing the weighted average of the manufacturer's suggested retail prices (MSRPs) of those vehicles. The approach of adding high-performance features that started with the Impreza WRX STI was extended to the Legacy GT, and the strategy of developing a two-pillared marketing strategy—with high-performance models forming one pillar and Outback and Forester crossover models forming the other—proved to be effective.

• • The target of increasing sales volume to above the 200,000-unit level was not attained, however, and intensifying competition led to challenges such as rising incentive payments. These factors and the difficulty of passing on the cost of environmental and safety countermeasures in the form of higher selling prices prevented the attainment of the Company's profit target.


MSRP
(U.S. dollars)
25,000
20,000
15,000
10,000
5,000
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
(Model year wtd.)


RETAIL SALES
(Units)
250,000
200,000
150,000
100,000
50,000
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004



Measures during the Next Two Years

North America is the most important market for FHI's future growth, and efforts during the next two years will determine the direction of the Company's future business development. Growth strategy measures aimed at boosting sales volume to 250,000 units in 2009 or 2010 are to be implemented during the next two years, but top priority will be given to augmenting profitability. Regarding products, the Company will work to secure sales volume and profit by promoting sales of price-competitive models. Meanwhile, the Company will also elevate brand value and increase per-unit profit by promoting sales of high-added-value models, such as the newly introduced B9 Tribeca. The Company also intends to restrict its incentive payments to a low level compared with competitors.

Specific Measures

Along with vigorous efforts to strengthen its sales network in the sunbelt region, FHI is now striving to strengthen the dealer network in metropolitan areas throughout the United States to expand its customer base and is making investments in sales network upgrades. The "Site Control" operation planned in such a market as Dallas, Texas, is one example of augmenting the network in urban areas, while steps to increase exclusive dealerships and separate showroom dealerships is another. By the end of 2006, the Company aims to create a network of 608 dealerships, with 415 (68%) exclusive and separate showroom dealerships and 385 (63%) "Signature Facility" dealerships. These activities are currently supervised by SOA's sales division, but SOA is creating a new department to more dynamically upgrade the dealer network. During 2005, SOA will reorganize its regional responsibilities to further strengthen the sunbelt region, increasing the number of sales districts from 37 to 47 to tighten the focus of market development and sales promotion activities in each district.


SUBARU


SUBARU
JACKSONVILLE


Subaru of Jacksonville



Japan

Principal strategic tasks regarding the sales network in Japan include the following:

Reforming Sales Systems and Operations by Utilizing the "Partner 21" Dealer Support Network System

Dealer operations within individual regions will be consolidated and measures to improve efficiency through the integration of administrative functions and other support operations will be implemented from fiscal 2006.

Creating Regional Block Management

Management integration of FHI-owned dealers is to be achieved through the establishment of regional holding companies to strengthen the relationship with FHI and to enhance operational speed.

Enhancing the Quality of Customer Service

FHI is giving additional emphasis to the quality of customer service offered by dealer frontline staff, and measures are to be taken to dramatically improve the quality of customer interface in showrooms and service facilities. A specialized team has been established to promote the improvements among frontline staff and additional programs are to be organized for augmenting the importance of customer service quality among store managers with the goal of becoming the top automobile manufacturer in service quality as evaluated by outside agencies.



Yokohama



Osaka



Kobe



Europe and Other Regions

Operations in European markets are considered the third major pillar of FHI's marketing operations, and the Company is seeking to boost its regional sales volume to 100,000 units by implementing the following strategies:

Strengthening the Capabilities of Subaru Europe

Subaru Europe N.V./S.A., established in March 2002, is augmenting its public relations and marketing capabilities, resulting in increased sales of the G3X Justy and other FHI models. It is proactively endeavoring to promote greater sales by increasing its involvement in the management of principal distributors and striving to achieve distribution cost reductions to enable competitive selling prices.

Reinforcing the Sales Network

FHI is aiming to increase the number of its dealerships to expand its geographic market coverage in urban and other regions while concurrently working to increase dealership quality. The number of dealerships was 974 in 2004, and plans call for increasing this number to 1,140 in 2006 by establishing additional dealerships in such countries as Germany, the United Kingdom, Italy, France, Norway, and Russia.

Developing Additional New Markets

FHI is also taking steps to create and strengthen its presence in promising markets in the Eastern Europe, Central Europe, and CIS regions.

• • Subaru Australia posted record sales for the ninth consecutive year in 2004, selling over 33,000 units, and it has been making steady progress in elevating the position of the Subaru brand. Another promising market is China, where Subaru established a dealer network in 2004. We place the Chinese market as key to expanding Subaru sales in Asia.



Subaru Europe N.V./S.A.



Boosting the Efficiency of Asset Utilization and Streamlining the Corporate Structure

The revised FDR-1 medium-term business plan calls for FHI to implement measures related to two additional strategic goals not included in the original version of FDR-1: boosting the efficiency of asset utilization and streamlining the corporate structure.

Boosting the Efficiency of Asset Utilization

FHI is aiming to reduce consolidated total assets 10% (from ¥1,357.5 billion, as of March 31, 2005) and interest-bearing debt 20% (from ¥412.2 billion, as of March 31, 2005) by March 31, 2008.

• • Measures to boost the efficiency of asset utilization are to be applied resolutely and empirically in all areas of operations, without exception. The diverse measures to be taken in this regard are to include those aimed at (1) strictly managing asset levels in function-specific subsidiaries and the main three nonautomobile business divisions, (2) reducing inventory assets through process management, and (3) liquefying assets and selling businesses. In particular, the Company will naturally be striving to realize substantial recoveries in the profitability of the main three nonautomobile business divisions, and it will strictly manage the asset efficiency of the divisions while annually reevaluating its business portfolio and considering whether those divisions should be maintained.

Streamlining the Corporate Structure

FHI will take measures to optimize the workforces of the parent company and manufacturing plants and rationalize affiliates while making organizational and systemic reforms designed to facilitate the rapid attainment of targets. To promote organizational streamlining, personnel revitalization, and expedited decision making, reforms are to be made to retirement and pension systems.

• • To promote the effective implementation of these measures, FHI has established the Operational Reform Committee, which is working to (1) focus attention on strategic tasks by improving time management and (2) take steps aimed at boosting productivity in administrative support units.



Asset Turnover



Aerospace
Industrial Products
Eco Technology
Sales
(Millions of yen)
Operating Income (Loss)
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
-10,000
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
81,610
82,730
59,434
3,370
2,090
54
0.1%
2.6%
4.1%
38,899
39,200
39,900
583
620
640
1.5%
1.6%
1.6%
6,491
7,260
9,170
-431
20
60
-6.6%
0.3%
0.7%
At March 31,
2005
2006
2007
Sales (Left scale)
Operating Income (Loss) (Right scale)
%

Aerospace	Industrial Products	Eco Technology
Recovering demand in commercial business (Boeing, etc.) Increasing sales of defense business	Expanding major OEM contracts mainly in the United States	Securing the top market share of Fuji Mighty

Management (As of July 1, 2005)

Troy A. Clarke
Director of the Board

- To create more value in the partnership between Fuji Heavy Industries Ltd. and General Motors Corporation

Takao Tsuchiya
Representative Director of the Board
Executive Vice President

- Be persistent in demanding perfection for the benefit of all customers

Kyoji Takenaka
Representative Director of the Board
President and CEO

- Derive energy from challenges
- Start by accurately assessing our own abilities, the nature of competition and the levels of customer satisfaction
- Be meticulous about systems for generating sales revenue and profit



Representative Director of the Board
President and CEO
Kyoji Takenaka

Representative Director of the Board
Senior Executive Vice President
Hiroshi Suzuki

Representative Directors of the Board
Executive Vice Presidents
Takao Tsuchiya
Shunsuke Takagi

Directors of the Board
Executive Vice Presidents
Kiyoshi Inoh
Hiroshi Komatsu

Director of the Board
Troy A. Clarke

Senior Vice Presidents
Hiroyuki Oikawa
Yoji Ishimaru
Kazushige Okuhara
Norihisa Matsuo
Shoichi Washizu
Kunio Ishigami
Jun Kondo
Ikuo Mori
Takashi Ishihara

Vice Presidents
Ichiro Kudo
Tsunenori Hoshi
Shizuhiro Okazaki
Masaharu Yuasa
Satoshi Sakurai
Hideki Ishido
Takashi Mochizuki
Derek C. Leck
Yoichi Serizawa
Kazuyoshi Shimizu
Yoshio Hasunuma
Naoto Muto
Yasuyuki Yoshinaga
Tamaki Kamogawa
Masakazu Kimura
Akira Mabuchi
Thomas C. Englin

Standing Corporate Auditors
Takeo Tsumuji
Masayoshi Nagano
Masatake Yashiro

Corporate Auditor
Morihiko Tashiro

Hiroshi Suzuki
Representative Director of the Board
Senior Executive Vice President

- Prefer to regret overdoing things rather than leaving things undone
- Reform entails change, and clinging to the past will prevent progress

Shunsuke Takagi
Representative Director of the Board
Executive Vice President

- Play the role of the villain for the sake of attaining the target level of consolidated operating income

Kiyoshi Inoh
Director of the Board
Executive Vice President

- Maintain a strong emphasis on results

Hiroshi Komatsu
Director of the Board
Executive Vice President

- Rather than thinking about whether something is possible, just think of a way to do it
- Give preference to action over proposals and results over action
- Those unable to succeed will fade from sight



Corporate Social Responsibility (CSR)

The FHI CSR Policy

To be good corporate citizens, companies have the responsibility to society to undertake various types of CSR activities. FHI's CSR activities and other activities all reflect the Corporate Philosophy, which is also the CSR policy.

Corporate Philosophy and CSR Policy

1. We will strive to create advanced technology on an ongoing basis and provide consumers with distinctive products with the highest level of quality and customer satisfaction.
2. We will aim to continuously promote harmony among people, society, and the environment while contributing to the prosperity of society.
3. We will look to the future with a global perspective and aim to foster a vibrant, progressive company.


Shareholders and Investors
Financial Institutions
Educational and Research Institutions
Customers
Customers and Products
Making economic and social contributions by providing products and services of superior quality while giving top priority to customer satisfaction
Corporate Governance
Working to inspire sustained trust and satisfaction from society by clarifying management decision making and operational execution functions and making management processes transparent, efficient and appropriate
Local Communities
Government Entities
Natural Environment
Creating products that are friendly to the earth, society and individuals based on recognition of the deep correlation between the environment and business activities
Compliance
Acting as an excellent corporate citizen by undertaking all corporate activities in an open and fair manner that accords with all relevant laws and regulations
Scope of Corporate Activities
Corporate Philosophy
Social Contribution
Promoting progress in science, transportation safety, motor vehicle culture, and manufacturing while contributing to regional societies and each person within those societies
Information Disclosure
Striving to disclose information to all stakeholders quickly, appropriately, fairly, and accurately
NGOs and NPOs
Media
Procurement
Offering equal opportunities to a wide range of potential suppliers in Japan and overseas, building relationships of mutual trust with suppliers, and executing transactions properly and fairly
Employees
Proceeding with measures to ensure respect for each employee's rights and personality, maintain healthy and safe work environments, and make work meaningful and worthwhile
Clients, Suppliers, Corporate Allies, and Employees
Employees
Stakeholders

1. Environmental Management

Establishment of Our Environmental Logo

In June 2005, FHI established the Subaru Group's environmental logo. Centered on a plant leaf design, the logo is designed to represent a world with green land and blue skies. The display of the logo is meant to promote greater awareness of FHI's proactive efforts in line with the policy of "creating products and an environment that are good for the world and society."

• • The Subaru Group recognizes that its operations are deeply connected with the natural environment. By striving to create products and an environment that are good for the world and society, the Group is seeking to help create an abundant future for mankind.



Based on its voluntary environmental plan, the "FHI Environmental Conservation Program," FHI is undertaking activities aimed at reducing the burden on the environment at every stage of business—from product development to procurement, production, use, and disposal.

• • In fiscal 2005, FHI attained its green procurement objective of increasing the share of its automobile operations related suppliers that have environmental management systems (EMSs) to more than 95%.

• • Environmental auditing systems have already been introduced at all the parent company's principal facilities, and measures were taken during fiscal 2005 to progressively expand the scope of EMSs to other Group units. For example, two of our overseas sales subsidiaries, U.S.-based Subaru of America, Inc. (SOA), and Canada-based Subaru Canada, Inc. (SCI), obtained ISO 14001 certification during the year.

• • Regarding environmental accounting, FHI has calculated that its environmental costs were ¥21,045 million in fiscal 2005, compared with ¥25,043 million in fiscal 2004 and ¥26,017 million in fiscal 2003. Economic effects were ¥2,298 million in fiscal 2005, compared with ¥1,980 million in fiscal 2004 and ¥1,226 million in fiscal 2003. These figures reflect the steady annual improvement being achieved in the Company's environmental performance. One particularly noteworthy environmental protection initiative was the February 2005 use of the Energy Performance Contract (ESCO) method to introduce a 6,030kW gas-engine-type, natural-gas-powered cogeneration system at the Utsunomiya plant. The use of the ESCO method enables such benefits as reduction of energy consumption and CO_2 emissions without entailing any initial investment or risk.

• • Having responded to European laws regarding the recycling of end-of-life vehicles (ELVs) since July 2003, FHI is moving ahead in collaboration with other automobile manufacturers with efforts to respond to a Japanese ELV recycling law and has established the Automobile Recycle System of Subaru in Japan.

2. Corporate Governance

Basic Corporate Governance Policy

FHI is working to strengthen its corporate governance policies to ensure that it can measure up to the trust and confidence placed in the Company by all its shareholders, customers, and other stakeholders.

- Since June 1999, the Company has employed an executive officer system that helps clarify responsibilities for operational execution in each division.
- Since June 2003, the Company has reduced the terms of directors and executive officers from two years to one.
- Since June 2004, the Company has given responsibility for the nomination of corporate officers to its Executive Nomination Meeting and given responsibility for evaluating performance and determining the remuneration of corporate officers to its Executive Compensation Meeting.
- Since June 2005, the Company has reduced the number of directors of the board from eight to seven.

• • All these measures are designed to clarify management decision making and operational execution functions, increase management transparency, and accelerate management functions.

• • The Board of Corporate Auditors Meeting consists of four corporate auditors, including two outside corporate auditors, and is responsible for receiving reports on important auditing issues and deliberates accordingly.

• • The Executive Management Board performs preliminary reviews of issues before their presentation to the Board of Directors Meeting and deliberates on companywide management strategies and the execution of important business operations.

• • As FHI proceeds with the implementation of the revised FDR-1 plan, it will be taking various measures to further strengthen its internal control systems and auditing systems while also considering whether to recruit outside directors.

3. Compliance

Aiming to maintain the trust and support of society, FHI is engaged in systematic compliance activities throughout all Group companies. In 2001, the Company announced its compliance policy, which is summarized as "FHI views compliance as a top-priority management issue, recognizes that rigorous companywide compliance systems are an important part of the foundation of its operations, and seeks to ensure strict compliance with all relevant public laws and internal regulations as a means of promoting maximum levels of fairness and openness in line with the highest societal standards." The Company has also set up a companywide compliance promotion committee to deliberate, discuss, and decide on important compliance issues and promote exchanges of related information. From February 2003, we launched a "compliance hotline system" enabling employees to report directly to the Compliance Hotline Desk of the Legal Department when compliance problems arise. In addition to continually maintaining compliance-related educational and training programs, the Company began implementing groupwide measures to fully comply with Japan's new personal information protection law from April 2005.

4. Customer Satisfaction

In line with its distinctive Subaru strategies that emphasize superior functionality with respect to driving performance, safety, and environment friendliness, FHI is proactively developing new products while seeking to provide customers with products that both excite and satisfy. The Company has announced that its quality policy is to "consistently give top priority to customer satisfaction, work to increase the quality of operations, and provide products and services characterized by top-class quality." In line with this policy, the Company has established a Subaru Customer Center to improve capabilities for handling customer consultations, promoting customer satisfaction, and providing diverse services. In January 2005, the Company established the Subaru Academy, which is working to help further increase groupwide capabilities for developing and applying technologies and for responding to customer needs and inquiries.

• • To maintain strong quality assurance performance, FHI compiles quality-related information from around the world, quickly assesses the importance of the information, and promptly takes resolute measures to rectify quality problems. The Company makes relentless quality assurance efforts at all operational stages—from product development through manufacturing.

5. Employee Satisfaction

Aiming to make its workforce an "autonomously motivated and proactively creative group," FHI is taking various measures to reform and invigorate its corporate culture. To increase the distinctive dynamism of its organization, the Company is taking measures related to salary systems as well as career planning, education, and employee welfare systems that are designed to help build an organization able to boldly address new challenges. A Japanese law effective from April 2005, the Next Generation Development Support Countermeasure Promotion Law, calls for companies to take various measures, including those to offer improved work environments. In response, FHI has been progressively augmenting its related companywide "positive action" programs since April 2005.

6. Social Contribution

Aiming to be an excellent corporate citizen, FHI recognizes the importance of its responsibility to make special contributions to society in line with its distinctive Subaru strategies and capabilities. Accordingly, the Company is striving to make contributions in product-related fields, foster the development of personnel able to create next-generation products, promote the development of communities surrounding its facilities, and support the individual social contribution initiatives of its employees. In these ways, FHI is endeavoring to help contribute to sound and sustainable social development.

Financial Section

CONTENTS

Consolidated Five-Year Financial Summary

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31

	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2005	2004	2003	2002	2001	**2005**
For the Year:						
Net sales	**¥1,446,491**	¥1,439,451	¥1,372,337	¥1,362,493	¥1,311,887	**$13,469,513**
Cost of sales	**1,107,718**	1,085,716	1,011,582	992,950	978,841	**10,314,908**
Gross profit	**338,773**	353,735	360,755	369,543	333,046	**3,154,605**
Selling, general and administrative expenses	**296,756**	303,411	293,234	281,063	251,373	**2,763,349**
Operating income	**42,017**	50,324	67,521	88,480	81,673	**391,256**
Income before income taxes and minority interest	**21,066**	56,266	46,970	56,136	21,291	**196,164**
Net income	**18,238**	38,649	33,484	30,283	22,628	**169,830**
At Year-End:						
Shareholders' equity	**¥ 471,149**	¥ 453,708	¥ 411,252	¥ 396,112	¥ 357,455	**$ 4,387,271**
Total assets	**1,357,459**	1,349,727	1,344,072	1,269,558	1,168,501	**12,640,460**
Ratio of shareholders' equity to total assets (%)	**34.7%**	33.6%	30.6%	31.2%	30.6%	
Per Share (in yen and U.S. dollars):						
Net income:						
Basic	**¥ 23.27**	¥ 50.62	¥ 44.84	¥ 40.74	¥ 30.44	**$ 0.22**
Diluted	**23.27**	49.66	42.91	38.83	29.06	**0.22**
Shareholders' equity	**604.51**	582.60	553.90	532.88	480.86	**5.63**
Other Information:						
Depreciation/amortization expenses	**¥ 71,010**	¥ 71,112	¥ 67,896	¥ 63,964	¥ 64,070	**$ 661,235**
Capital expenditures (addition to fixed assets)	**147,759**	128,026	119,423	118,376	102,301	**1,375,910**
R&D expenses	**52,962**	57,541	60,110	54,903	46,622	**493,174**
Number of shares issued (thousands of shares)*	**782,866**	782,866	746,521	746,506	746,502	
Number of shareholders*	**34,558**	34,704	35,584	33,094	32,996	
Number of employees*:						
Parent only	**12,703**	12,928	13,064	13,374	13,603	
Consolidated	**26,989**	27,296	27,478	26,483	26,502	

Note: U.S. dollar figures have been translated from yen, for convenience only, at the rate of ¥107.39 to US$1.00, the approximate rate of exchange at March 31, 2005.
** As of March 31*

Net Sales
(Billions of yen)



1,500
1,200
900
600
300
0
2001
2002
2003
2004
2005
1,312
1,362
1,372
1,439
1,446

Automobile Industrial Products Aerospace Others

Operating Income
(Billions of yen)



100
80
60
40
20
0
2001
2002
2003
2004
2005
81.7
88.5
67.5
50.3
42.0

Management's Discussion and Analysis of Results of Operations and Financial Position

OVERVIEW

In the fiscal year 2005, ended March 31, 2005, conditions in the Japanese economy were firm, owing to such factors as recovering corporate earnings and rising private-sector capital investment, although the persistent appreciation of the yen against the U.S. dollar and rapid rises in the prices of crude oil and certain other raw materials continued to make anticipating future economic trends very difficult. In the United States, which is a key overseas market, the Federal Reserve Bank raised interest rates several times, causing concern over the possibility of additional interest rate hikes. This and a cooling of consumer sentiment due to such factors as surging gasoline prices sustained fears of a recession.

Amid these conditions, FHI's mainstay Subaru Automotive Business Unit recorded a lower domestic sales volume for passenger cars, as the new model effect of the Legacy had run its course, although the Subaru R2 and Subaru R1 minicar models supported a 3.5% rise in the overall sales volume in Japan, compared with the previous fiscal year, to 254.0 thousand units. Overseas sales volume grew 3.0%, compared with the previous fiscal year, to 340.7 thousand units, reflecting double-digit growth in Europe and Australia along with increased growth in the important U.S. market due to sales of the new Legacy. The growth in both domestic and overseas sales volumes more than offset the strong yen's negative impact on overseas sales, and consolidated sales for the year rose ¥7.0 billion, or 0.5%, compared to the previous fiscal year, to ¥1,446.5 billion.

Regarding profitability, despite efforts to reduce various costs, operating income declined ¥8.3 billion, or 16.5%, to ¥42.0 billion, compared with the previous fiscal year, due to the strong yen against the U.S. dollar and deterioration of the automotive sales volume and model mix. Income before income taxes and minority interest decreased ¥35.2 billion, or 62.6%, to ¥21.1 billion. Due to a loss on devaluation of inventories related to one of the Aerospace division's projects and other factors as well as an increase in the tax expenses of a U.S. subsidiary, net income decreased ¥20.4 billion, or 52.8%, compared with the previous fiscal year, to ¥18.2 billion. Earnings per share fell from ¥50.62 to ¥23.27, while return on equity dropped from 8.9% to 3.9%.

The Company generated 91.2% of its consolidated sales from the Automobile division, 4.1% from the Aerospace division, 3.2% from the Industrial Products division, and the rest from the Other division. The Automobile division accounted for 97.4% of operating income. While the other three business divisions all posted losses during the previous fiscal year, the Aerospace division and Industrial Products division were able to regain their profitability during the fiscal year 2005. The Aerospace division contributed 0.5% of operating income, and the Industrial Products division contributed 2.0%. Moreover, the operating loss of the Other division was cut by more than half, improving from a loss of ¥1.5 billion to a loss of ¥0.6 billion.

By region, the Japan division, including exports from Japan, accounted for 61.3% of consolidated sales, up 2.9 percentage points from the previous fiscal year, and operating income grew 7.6%, to ¥40.5 billion. The North America division considerably countervailed this improvement, as sales decreased 7.7% and operating income fell from ¥1.1 billion to an operating loss of ¥6.7 billion. Although sales of the new Legacy were strong in North America, profitability was affected by a temporary rise in costs associated with the launch of the new Legacy models. Other region sales grew 68.9% and operating income increased 41.7%, to ¥0.4 billion.

Net Income
(Billions of yen)



40
30
20
10
0

2001	2002	2003	2004	**2005**
22.6	30.3	33.5	38.6	**18.2**

REVIEW OF OPERATIONS BY DIVISION

Consolidated net sales in the fiscal year 2005 rose 0.5% from the previous fiscal year, to ¥1,446.5 billion. Information for each division follows.

Automobile Inventory



(1,000 units)
60
50
40
30
20
2001
2002
2003
2004
2005
Japan
29.7
33.5
22.9
28.4
24.5
United States
40.0
41.2
44.7
48.1
50.9

Automobile Division

Sales of the Automobile division were up ¥2.9 billion, or 0.2%, from the previous fiscal year, to ¥1,323.7 billion. The size of the increase was restrained by yen appreciation. In terms of global sales volume, FHI reported a year-on-year increase of 18.3 thousand units, or 3.2%, to 594.8 thousand units. In Japan, the total automobile sales volume grew 8.5 thousand units, or 3.5%, to 254.0 thousand units; of this, the number of passenger cars sold decreased 7.1 thousand units, or 6.4%, to 104.0 thousand units, and the number of minicars sold rose by 15.6 thousand units, or 11.6%, to

Consolidated Automobile Sales by Region (Number of units)

	2005	2004	2003	2002	2001
Japan	**254,039**	245,541	245,525	264,257	290,301
United States	**193,917**	189,633	192,389	191,381	172,686
Canada	**16,506**	16,154	17,699	15,632	15,005
Europe	**60,517**	53,578	41,325	32,373	39,951
Australia	**35,414**	30,685	29,455	26,923	27,976
Others	**21,241**	15,652	14,051	12,675	14,378
Subtotal	**581,634**	551,243	540,444	543,241	560,297
CKD* Overseas	**0**	2,800	1,500	3,288	3,941
Total	**581,634**	554,043	541,944	546,529	564,238
SIA Consignment Production	**13,150**	25,239	—	—	—

** CKD: Complete Knocked Down*

Non-Consolidated Automobile Sales by Model (Number of units)

	2005	2004	2003	2002	2001
Domestic Units:					
Legacy	**59,843**	73,676	49,179	59,209	67,424
Impreza	**27,437**	22,263	25,471	24,899	32,362
Forester	**19,457**	20,097	25,389	22,922	28,994
Others	**1,397**	2,479	4,174	4,244	297
Subtotal	**108,134**	118,515	104,213	111,274	129,077
Minicars	**164,624**	143,502	147,712	167,265	173,754
Total	**272,758**	262,017	251,925	278,539	302,831
Export Units:					
Legacy	**44,102**	33,865	21,421	24,727	26,254
Impreza	**69,945**	67,349	75,354	75,700	54,721
Forester	**90,131**	99,463	99,145	72,629	85,453
Others	**8,324**	161	—	—	—
Subtotal	**212,502**	200,838	195,920	173,056	166,428
Minicars	**—**	—	—	22	108
Total	**212,502**	200,838	195,920	173,078	166,536
CKD Overseas	**115,317**	90,158	107,576	104,234	111,783
(SIA Portion)	**115,317**	87,358	106,076	100,946	107,842
U.S. Retail Sales*:					
Legacy	**89,453**	79,839	85,359	95,291	96,391
Impreza	**32,209**	36,525	38,226	35,612	19,220
Forester	**58,424**	59,761	53,922	55,041	56,605
Baja	**7,316**	10,694	2,513	—	—
Total	**187,402**	186,819	180,020	185,944	172,216
U.S. Production Units*:					
Legacy	**105,550**	96,993	102,813	103,010	107,955

** U.S. Retail Sales and U.S. Production Units are the aggregate figures for the calendar year from January through December.*

150.0 thousand units, resulting in a decline in the average unit price of automobiles sold. Although sales of the Impreza were bolstered by a victory at the 2004 FIA World Rally Championship (WRC) Rally Japan held in September 2004, there was a decrease in the sales of the flagship Legacy as the new model effect faded out. However, minicar sales were boosted by the high evaluations of the Subaru R2, which, since its launch in December 2003, has received such awards as the "2005 RJC Car of the Year Special Award for the Best Minicar" and the "2004-2005 Car of the Year Japan Best 10 Cars," along with an additional contribution from the Subaru R1, which was launched in January 2005.

In overseas markets, total sales volume was increased 21.9 thousand units, or 7.2%, to 327.6 thousand units. When consignment production by Subaru of Indiana Automotive, Inc. (SIA), is included, the number increases 9.8 thousand units, or 3.0%, to 340.7 thousand units. In the North America region, although the Impreza and Forester showed declines, sales of the all-new Legacy, which began in June 2004, along with OEM production to Saab Automobile AB, contributed to an increase of 4.6 thousand units, or 2.3%, compared with the previous fiscal year, to 210.4 thousand units.

In Europe, sales of the all-new Legacy were solid, and sales of the new G3X Justy (an OEM vehicle from Suzuki Motor Corporation) also made a significant contribution to an increase in overall sales of 6.9 thousand units, or 13.0%, to 60.5 thousand units. Furthermore, growth in the sales of the all-new Legacy and the sound performance of the Impreza and the Forester led to sales of 35.4 thousand units in Australia, an increase of 4.7 thousand units, or 15.4%, from the previous fiscal year.

Operating income decreased ¥11.2 billion, or 21.4%, to ¥40.9 billion, due to the deterioration of sales volume and model mix as well as a loss on currency exchange.

Change in Units Sold by Model (Comparison of units sold in fiscal 2005 and fiscal 2004)



Japan (Non-consolidated)
(1,000 units)
30
15
0
-15
Total
Legacy
Impreza
Forester
Traviq
Minicars
Change
+10.7
-13.8
+5.2
-0.6
-1.1
+21.1

U.S. Retail Sales

(1,000 units)

	Total	Legacy	Impreza	Forester	Baja
Change	-0.6	+9.6	-4.3	-1.3	-3.4

Export Units (Non-consolidated)

(1,000 units)

	Total	Legacy	Impreza	Forester	Others
Change	+11.7	+10.2	+2.6	-9.3	+8.2

Industrial Products Division

Total sales of the Industrial Products division, which handles such products as general-use engines and generators, increased ¥4.5 billion, or 10.6%, to ¥47.1 billion. In Japan, sales of pump engines decreased, but overall sales were up owing to strong sales of newly redesigned generators. Overseas sales were up considerably, as exports to the United States of engines for leisure vehicles were strong, and the development strategy for the U.S. market in regard to engines used in conjunction with industrial machinery proceeded smoothly. While an operating loss of ¥0.3 billion was recorded in the previous year, the rise in sales during the year under review supported a surge in operating income, to ¥0.8 billion.

Aerospace Division

The Aerospace division increased its total sales ¥2.6 billion, or 4.6%, to ¥59.5 billion. Sales to the Japan Defense Agency rose due to the start of full-scale deliveries for the next-generation Maritime Patrol Aircraft and Cargo Transport Aircraft (PX/CX), which more than offset declines in sales of UH-1J utility helicopters and unmanned target drones. Commercial sector operations faced challenges due to a decrease in deliveries of components to Boeing and the appreciation of the yen, but sales in the sector grew owing to the start of deliveries of vertical fins for the Airbus A380 and the delivery of an experimental Stratospheric Platform Airship System to the Japan Aerospace Exploration Agency. The rise in sales was instrumental in enabling a ¥0.5 billion improvement in operating income, from an operating loss of ¥0.3 billion in the previous fiscal year to ¥0.2 billion in operating income.

Other Businesses

Sales in this segment declined ¥3.3 billion, or 12.1%, to ¥23.6 billion. This primarily reflected a drop in the sales of Fuji Mighty sanitation trucks following a temporary surge in demand in the previous fiscal year stemming from the tightening of diesel vehicle emission restrictions in the Tokyo metropolitan area. Sales were also reduced by the transfer of House Division operations to an affiliated company in April 2004. Despite the drop in sales, operating loss for the segment shrank ¥0.9 billion, from ¥1.5 billion to ¥0.6 billion.

COST OF SALES, EXPENSES, AND OPERATING INCOME

The cost of sales rose ¥22.0 billion, or 2.0%, to ¥1,107.7 billion. This boosted the cost of sales ratio 1.2 percentage points, from 75.4% to 76.6%. Though net sales increased ¥7.0 billion, gross profit decreased ¥15.0 billion, or 4.2%, to ¥338.8 billion. This decrease reflected a rise in raw material prices as well as the effect of yen appreciation and a deterioration of the automobile model mix. Progressive measures taken to reduce research and development costs and other expenses lowered SG&A expenses ¥6.7 billion, or 2.2%, to ¥296.8 billion. However, operating income decreased ¥8.3 billion, or 16.5%, to ¥42.0 billion, and the operating income ratio declined 0.6 percentage point, from 3.5% to 2.9%.

Net Sales by Division (Excluding intersegment sales) (Billions of yen)

	2005	2004	2003	2002	2001
Automobile	**¥1,319.6**	¥1,316.9	¥1,229.8	¥1,219.7	¥1,167.2
Industrial Products	**46.8**	42.2	41.5	39.4	44.2
Aerospace	**59.4**	56.6	63.0	66.2	65.5
Other	**20.6**	23.6	37.9	37.0	34.9
Total	**¥1,446.5**	¥1,439.4	¥1,372.3	¥1,362.4	¥1,311.8

Operating Income (Loss) by Division (Billions of yen)

	2005	2004	2003	2002	2001
Automobile	**¥40.9**	¥52.1	¥67.3	¥85.6	¥82.2
Industrial Products	**0.8**	(0.2)	(0.8)	(0.2)	0.7
Aerospace	**0.2**	(0.3)	3.3	7.4	2.4
Other	**(0.6)**	(1.4)	(3.1)	(4.2)	(4.1)
Corporate and Elimination	**0.6**	0.3	0.8	(0.0)	0.3
Total	**¥42.0**	¥50.3	¥67.5	¥88.4	¥81.6

Factors positively affecting operating income included a ¥16.4 billion reduction in the cost of materials, comprising the net value including the price rise of raw materials, a ¥4.5 billion decrease in research and development expenses, and a ¥3.1 billion drop in SG&A and other expenses. The aggregate value of these cost reductions was ¥24.0 billion. Factors negatively affecting operating income included a loss on currency exchange, mainly from yen/U.S. dollar fluctuations, which decreased operating income by ¥15.1 billion, and a deterioration of the sales volume and model mix, taking into account the additional costs for overseas environmental and safety regulations, which reduced operating income by ¥17.2 billion. The aggregate value of these operating income reductions was ¥32.3 billion.

Net other income (expenses) decreased ¥26.9 billion, from a ¥5.9 billion gain in the previous fiscal year to a ¥21.0 billion loss. Regarding other income, amortization of consolidation adjustments grew ¥2.0 billion, due to offsetting accounts related to SIA operations, from ¥4.9 billion to ¥6.9 billion. Other expenses consisted of such items as an ¥8.1 billion loss on devaluation of inventories related to a significant delay in an aircraft development project, a ¥4.2 billion loss on compensation to suppliers associated with the partial rescheduling of automobile business development plans, a ¥3.5 billion loss on discontinued operations due to the termination of trailer train parts operations and other operations of wholly owned subsidiary Yusoki Kogyo K.K., and a ¥3.1 billion loss on revaluation of derivatives. These losses are considered to be temporary. As a result of these factors, income before income taxes and minority interests decreased ¥35.2 billion, or 62.6%, to ¥21.1 billion.

Income taxes for the year fell to ¥5.9 billion, from ¥12.0 billion in the previous fiscal year, and deferred tax credits totaled ¥3.3 billion, reducing the effective tax rate to 12.6%. Minority interest in consolidated subsidiaries amounted to a loss of ¥179 million. Consequently, net income decreased ¥20.4 billion, or 52.8%, to ¥18.2 billion.

FINANCIAL POSITION

Total assets increased ¥7.7 billion, or 0.6%, to ¥1,357.5 billion. Total current assets decreased ¥5.8 billion, to ¥649.1 billion, as a ¥26.3 billion rise in short-term loans, to ¥128.2 billion, was more than offset by decreases in cash and time deposits, notes and accounts receivable, trade, marketable securities, and inventories. Property, plant and equipment, net, rose by ¥34.0 billion to ¥543.7 billion, resulting from an increase in capital investment for new Legacy production and transactions related to SIA's leased facilities. Regarding investments and other assets, investment securities increased ¥14.1 billion, to ¥71.1 billion. However, reflecting the withdrawal of ¥29.1 billion of restricted collateral cash deposits made by SIA, the "other assets" item in investments and other assets fell ¥35.3 billion, to ¥21.5 billion, causing the total value of investments and other assets to decrease ¥20.4 billion, to ¥164.7 billion.

Total liabilities fell ¥9.9 billion, to ¥882.8 billion, largely due to drops in such items as notes and accounts payable, trade, consolidation adjustments, accrued expenses, and accrued

Analysis of Increases and Decreases in Operating Income (Consolidated)
(Billions of yen)


50.3
16.4
4.5
3.1
-15.1
-17.2
Amortization of consolidation adjustments
6.9
42.0
Operating income FY 2004
Reduction in material costs, etc.
Reduction in R&D expenses
Decrease in other expenses
Loss on currency exchange
Deterioration of sales mix
Operating income FY 2005

pension and severance liability. Consolidation adjustments in particular decreased, largely resulting from the July 2004 termination of Isuzu OEM production at SIA as well as from transactions related to SIA's leased facilities. Total interest-bearing debt rose ¥33.2 billion, to ¥412.2 billion, owing mainly to a ¥12.0 billion rise in commercial paper, to ¥22.0 billion, and an ¥18.8 billion increase in long-term debts, to ¥59.1 billion.

Total shareholders' equity grew ¥17.4 billion, to ¥471.1 billion, reflecting a rise in retained earnings. Accordingly, the shareholders' equity ratio increased 1.1 points, from 33.6% to 34.7%, and shareholders' equity per share increased from ¥582.60 to ¥604.51. Despite the growth in interest-bearing debt, the rise in shareholders' equity greatly restrained deterioration in the debt/equity ratio, which rose only to 0.87, from 0.84. The Company thus continued to maintain a solid financial position while keeping its debt/equity ratio well within the upper limits of 1.0.

CAPITAL EXPENDITURES

The FHI Group proactively implemented investments during the year, and its capital expenditures amounted to ¥85.3 billion. This figure, up ¥10.8 billion from the ¥74.5 billion level of the previous fiscal year, includes ¥14.9 billion in temporary costs associated with transactions related to SIA's leased facilities. These investments were based on the FDR-1 medium-term business plan and were mostly for the automobile operations, but a revision of that plan is projected to result in an ¥18.3 billion drop in investments for the current fiscal year, ending March 31, 2006, to ¥67.0 billion. Those investment reductions are aimed at enhancing efficiency and making other improvements rather than postponing automobile development projects. Reductions also targeted R&D expenses, which were reduced to ¥53.0 billion from ¥57.5 billion in the previous fiscal year, and this investment reduction policy is to be continued during the current fiscal year. However, while depreciation decreased to ¥51.1 billion, from ¥53.2 billion in the previous fiscal year, depreciation in the current fiscal year is expected to rise to ¥58.0 billion. In addition, recognizing that R&D programs play a crucial role in supporting its corporate development, FHI plans R&D expenses of ¥55.5 billion during the current fiscal year.

CASH FLOWS

Cash and cash equivalents at the end of the year under review totaled ¥131.7 billion, down ¥7.7 billion from the previous fiscal year-end. Net cash provided by operating activities fell ¥42.4 billion, to ¥57.3 billion. Net cash used in investing activities decreased ¥37.4 billion, to ¥89.8 billion. Net cash provided by financing activities grew ¥23.9 billion, to ¥26.2 billion.

Free cash flow, defined as net cash provided by operating activities plus net cash used in investing activities, decreased ¥5.1 billion from negative ¥27.4 billion in the previous fiscal year to negative ¥32.4 billion. This resulted from a significant decrease in net cash from operating activities.

The principal reasons for the large drop in net cash provided by operating activities included a ¥35.2 billion decrease in income before income taxes and minority interest, a

Interest-Bearing Debt Balance and D/E Ratio



(Billions of yen)
(Times)
500
1.5
400
1.2
300
0.9
200
0.6
100
0.3
0
0

	2001	2002	2003	2004	**2005**
Interest-bearing debt	365.1	396.7	389.1	379.0	**412.2**
D/E ratio	1.0	1.0	0.9	0.8	**0.9**

Investment in Plant and Equipment/Depreciation Expenses



(Billions of yen)
100
80
60
40
20
0

	2001	2002	2003	2004	**2005**
Investment in plant and equipment	43.6	70.6	64.6	74.6	**85.3**
Depreciation expenses	45.3	45.0	48.8	53.2	**51.1**

¥17.2 billion increase in inventories, and a ¥26.8 billion reduction of amortization of consolidation adjustments, due to offsetting accounts related to SIA operations, including transactions associated with leased facilities.

The decrease in net cash used in investing activities reflected a ¥17.1 billion drop in the purchase of marketable securities along with the recording of ¥29.4 billion in proceeds from the withdrawal of restricted collateral cash, which was used as seed money for consolidation adjustments.

The rise in net cash provided by financing activities reflected a shift from short-term to long-term fund procurement that entailed increases of ¥44.6 billion in long-term debts and ¥11.0 billion in commercial paper, which was partially offset by an ¥8.5 billion increase in repayment on long-term debts and a ¥22.8 billion drop in short-term borrowings. In the previous fiscal year, repayment on long-term debts amounted to ¥28.6 billion and commercial paper ¥1.0 billion, while proceeds from long-term debts and net increase in short-term borrowings amounted to ¥5.3 billion and ¥21.7 billion, respectively. In the fiscal year under review, repayments on long-term debts and net decrease in short-term borrowings amounted to ¥37.2 billion and ¥1.1 billion, respectively, while net increase in commercial paper and proceeds from long-term debts amounted to ¥12.0 billion and ¥49.9 billion, respectively.

OUTLOOK

FHI disclosed its revised FDR-1 in May 2005, and the first target of the remaining two years of the medium-term business plan is to establish a profitable base for the future. Our goals of an operating income ratio of more than 8% and ROA of more than 10% by 2010 still stand. However, considering the past three years, our urgent task is to overcome such difficulties as high costs and a weak sales network. FHI forecasts consolidated net sales of ¥1,470.0 billion (up 1.6%), operating income of ¥31.0 billion (down 26.2%), and net income of ¥15.0 billion (down 17.8%).

Regarding mainstay automobile operations, in Japan, the beneficial effects of minor face-lift changes to the Forester and Impreza are expected to boost passenger car sales volume 3.3%, to 107.5 thousand units, and the fading of new model benefits from the launch of the Subaru R2 and Subaru R1 is expected to depress minicar sales volume 4.5%, to 143.3 thousand units. Thus, it is anticipated that total automobile sales volume in Japan will decline 1.3%, to 250.7 thousand units.

While the new Legacy models helped boost overseas sales volume 7.2% during the fiscal year under review, overseas sales volume in the current fiscal year is projected to rise to 331.0 thousand units, a sharp deceleration to a growth rate of only 1.0%, excluding SIA consignment production terminated in July 2004. In the North American market, the beneficial effects of the new Legacy helped boost sales volume 2.3% during the fiscal year under review, and robust growth of 4.3% is expected during the current fiscal year, to 219.4 thousand units, as the new B9 Tribeca will be launched in early summer 2005. However, it is anticipated that gains in other markets will be rolled back slightly because of inventory adjustments.

Operating income is projected to decline ¥11.0 billion, from ¥42.0 billion to ¥31.0 billion. The projected decline reflects a ¥22.0 billion reduction comprising a ¥2.5 billion rise in R&D expenses, a ¥1.7 billion increase in SG&A expenses and other expenses, an ¥8.6 billion loss on currency exchange fluctuations, and a ¥9.2 billion decrease resulting from deterioration of sales volume and model mix. On the positive side, an ¥11.0 billion reduction in the cost of materials, which is the net value including the forecasted rise of price of raw materials, is expected to contribute to operating income.

FHI expects the current fiscal year to be one characterized by the bottoming out of performance and return to recovery.

Consolidated Balance Sheets

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
As of March 31, 2005 and 2004

	Millions of yen	Millions of yen	Thousands of U.S. dollars (Note 1)
ASSETS	**2005**	2004	**2005**
Current assets:			
Cash and time deposits (Note 4)	**¥ 40,742**	¥ 46,684	**$ 379,384**
Marketable securities (Notes 4 and 5)	**87,003**	113,490	**810,159**
Notes and accounts receivable, trade (Note 9)	**116,278**	122,724	**1,082,764**
Allowance for doubtful accounts	**(1,259)**	(661)	**(11,724)**
Inventories (Note 6)	**175,087**	179,338	**1,630,385**
Short-term loans (Note 4)	**128,202**	101,871	**1,193,798**
Deferred tax assets (Note 12)	**34,859**	34,149	**324,602**
Other current assets (Note 9)	**68,158**	57,284	**634,677**
Total current assets	**649,070**	654,879	**6,044,045**
Property, plant and equipment (Notes 7, 8 and 9)	**1,174,358**	1,125,117	**10,935,450**
Less—accumulated depreciation	**(630,632)**	(615,374)	**(5,872,353)**
Net property, plant and equipment	**543,726**	509,743	**5,063,097**
Investments and other assets:			
Investment securities (Note 5)	**65,323**	52,926	**608,278**
Investments in non-consolidated subsidiaries and affiliated companies	**6,970**	5,298	**64,904**
Long-term loans	**5,976**	4,918	**55,648**
Goodwill	**16,961**	17,753	**157,938**
Intangibles, net	**26,250**	22,700	**244,436**
Deferred tax assets (Note 12)	**24,481**	29,707	**227,964**
Other assets (Note 9)	**21,453**	56,759	**199,767**
Allowance for devaluation of investments	**(41)**	(280)	**(382)**
Allowance for doubtful accounts	**(2,710)**	(4,676)	**(25,235)**
Total investments and other assets	**164,663**	185,105	**1,533,318**
Total assets	**¥1,357,459**	¥1,349,727	**$12,640,460**

LIABILITIES AND SHAREHOLDERS' EQUITY	*Millions of yen* 2005	*Millions of yen* 2004	*Thousands of U.S. dollars (Note 1)* 2005
Current liabilities:			
Short-term borrowings (Note 9)	**¥ 217,928**	¥ 207,029	**$ 2,029,314**
Current portion of long-term debts (Note 9)	**34,667**	40,888	**322,814**
Notes and accounts payable, trade	**190,790**	193,186	**1,776,608**
Accrued expenses (Note 2)	**110,093**	113,908	**1,025,170**
Accrued income taxes (Note 12)	**8,872**	5,092	**82,615**
Other current liabilities (Note 12)	**47,961**	43,128	**446,606**
Total current liabilities	**610,311**	603,231	**5,683,127**
Long-term liabilities:			
Long-term debts (Note 9)	**159,595**	131,079	**1,486,125**
Accrued pension and severance liability (Note 11)	**59,002**	61,654	**549,418**
Consolidation adjustments (Note 3)	**12,352**	44,027	**115,020**
Other long-term liabilities (Notes 8 and 12)	**41,583**	52,709	**387,215**
Total long-term liabilities	**272,532**	289,469	**2,537,778**
Minority interest in consolidated subsidiaries	**3,467**	3,319	**32,284**
Contingent liabilities (Note 19)			
Shareholders' equity (Note 13):			
Common stock			
Authorized—1,500,000,000 shares			
Issued—782,865,873 shares	**153,795**	153,795	**1,432,117**
Capital surplus	**160,071**	160,107	**1,490,558**
Revaluation reserve for land (Notes 8 and 12)	**421**	421	**3,920**
Retained earnings	**178,022**	165,192	**1,657,715**
Net unrealized holding gains on securities	**16,945**	10,291	**157,789**
Translation adjustments	**(35,874)**	(33,300)	**(334,053)**
Less—treasury stock, at cost, 2005—3,761,911 shares	**(2,231)**	—	**(20,775)**
2004—4,480,160 shares	**—**	(2,798)	**—**
Total shareholders' equity	**471,149**	453,708	**4,387,271**
Total liabilities and shareholders' equity	**¥1,357,459**	¥1,349,727	**$12,640,460**

The accompanying notes are an integral part of these balance sheets.

Consolidated Statements of Income

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2005, 2004 and 2003

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars (Note 1)*
	2005	2004	2003	**2005**
Net sales	**¥1,446,491**	¥1,439,451	¥1,372,337	**$13,469,513**
Cost of sales	**1,107,718**	1,085,716	1,011,582	**10,314,908**
Gross profit	**338,773**	353,735	360,755	**3,154,605**
Selling, general and administrative expenses (Note 14)	**296,756**	303,411	293,234	**2,763,349**
Operating income	**42,017**	50,324	67,521	**391,256**
Other income (expenses):				
Interest and dividend income	**2,393**	2,081	1,855	**22,283**
Interest expenses	**(2,437)**	(2,416)	(2,941)	**(22,693)**
Gain (loss) on sale of securities	**541**	4,153	(994)	**5,038**
Foreign exchange gains (losses)	**915**	7,348	(1,538)	**8,520**
Loss on devaluation of securities	**(23)**	(221)	(3,884)	**(213)**
Loss on sale and disposal of property, plant and equipment, net	**(4,752)**	(3,089)	(4,822)	**(44,250)**
Loss on revaluation of derivatives	**(3,132)**	—	—	**(29,165)**
Loss on devaluation of inventories at Aerospace division (Note 16)	**(8,122)**	—	—	**(75,631)**
Loss on discontinued operations (Note 15)	**(3,467)**	—	(1,882)	**(32,284)**
Amortization of consolidation adjustments (Note 3)	**6,868**	4,912	—	**63,954**
Loss on compensation to suppliers (Note 17)	**(4,174)**	—	—	**(38,868)**
Gain on prior period adjustment	**—**	1,049	—	**—**
Pension and severance cost (Note 11)	**—**	(1,268)	—	**—**
Other, net	**(5,561)**	(6,607)	(6,345)	**(51,783)**
	(20,951)	5,942	(20,551)	**(195,092)**
Income before income taxes and minority interest	**21,066**	56,266	46,970	**196,164**
Income taxes (Note 12):				
Current	**5,913**	12,030	20,359	**55,061**
Reversal of prior year's accrued income taxes	**—**	—	(2,973)	**—**
Deferred	**(3,264)**	5,603	(3,810)	**(30,394)**
	2,649	17,633	13,576	**24,667**
Income before minority interest	**18,417**	38,633	33,394	**171,497**
Minority interest in consolidated subsidiaries	**(179)**	16	90	**(1,667)**
Net income	**¥ 18,238**	¥ 38,649	¥ 33,484	**$ 169,830**

	Yen	*Yen*	*Yen*	*U.S. dollars (Note 1)*
Per share data (Note 2):				
Net income—Basic	**¥23.27**	¥50.62	¥44.84	**$0.22**
—Diluted	**23.27**	49.66	42.91	**0.22**
Cash dividends (Note 13)	**9.00**	9.00	9.00	**0.08**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2005, 2004 and 2003

	Thousands								*Millions of yen*
	Number of shares issued	*Common stock*	*Capital surplus*	*Revaluation reserve for land*	*Retained earnings*	*Net unrealized holding gains on securities*	*Translation adjustment*	*Less— treasury stock, at cost*	*Total shareholders' equity*
Balance, March 31, 2002	746,506	¥144,450	¥150,762	¥381	¥107,328	¥ 4,997	¥ (9,579)	¥(2,227)	¥396,112
Foreign currency translation adjustment							(8,658)		(8,658)
Cash dividends					(6,689)				(6,689)
Payment of bonuses to directors and statutory auditors					(161)				(161)
Shares issued upon conversion of convertible bonds	15	5	4						9
Increase in treasury stock								(526)	(526)
Revaluation reserve for land				8					8
Increase in unrealized holding gains on securities						(1,551)			(1,551)
Comprehensive loss					(776)				(776)
Net income					33,484				33,484
Balance, March 31, 2003	746,521	144,455	150,766	389	133,186	3,446	(18,237)	(2,753)	411,252
Foreign currency translation adjustment							(15,063)		(15,063)
Cash dividends					(6,846)				(6,846)
Payment of bonuses to directors and statutory auditors					(171)				(171)
Shares issued upon conversion of convertible bonds	36,345	9,340	9,305						18,645
Increase in treasury stock								(45)	(45)
Gain on disposal of treasury stock			36						36
Reversal of revaluation reserve for land					(31)				(31)
Revaluation reserve for land				32					32
Increase in unrealized holding gains on securities						6,845			6,845
Comprehensive income					405				405
Net income					38,649				38,649
Balance, March 31, 2004	782,866	153,795	160,107	421	165,192	10,291	(33,300)	(2,798)	453,708
Foreign currency translation adjustment							**(2,574)**		**(2,574)**
Cash dividends					**(7,013)**				**(7,013)**
Payment of bonuses to directors and statutory auditors					**(157)**				**(157)**
Increase in the number of companies accounted for by the equity method					**1,496**				**1,496**
Decrease in treasury stock								**567**	**567**
Loss on disposal of treasury stock			**(36)**		**(77)**				**(113)**
Increase in unrealized holding gains on securities						**6,654**			**6,654**
Comprehensive income					**343**				**343**
Net income					**18,238**				**18,238**
Balance, March 31, 2005	**782,866**	**¥153,795**	**¥160,071**	**¥421**	**¥178,022**	**¥16,945**	**¥(35,874)**	**¥(2,231)**	**¥471,149**

								Thousands of U.S. dollars (Note 1)
Balance, March 31, 2004	$1,432,117	$1,490,893	$3,920	$1,538,244	$ 95,828	$(310,084)	$(26,055)	$4,224,863
Foreign currency translation adjustment						**(23,969)**		**(23,969)**
Cash dividends				**(65,304)**				**(65,304)**
Payment of bonuses to directors and statutory auditors				**(1,462)**				**(1,462)**
Increase in the number of companies accounted for by the equity method				**13,930**				**13,930**
Decrease in treasury stock							**5,280**	**5,280**
Loss on disposal of treasury stock		**(335)**		**(717)**				**(1,052)**
Increase in unrealized holding gains on securities					**61,961**			**61,961**
Comprehensive income				**3,194**				**3,194**
Net income				**169,830**				**169,830**
Balance, March 31, 2005	**$1,432,117**	**$1,490,558**	**$3,920**	**$1,657,715**	**$157,789**	**$(334,053)**	**$(20,775)**	**$4,387,271**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2005, 2004 and 2003

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars (Note 1)
	2005	2004	2003	**2005**
Cash flows from operating activities:				
Income before income taxes and minority interest	**¥ 21,066**	¥ 56,266	¥ 46,970	**$ 196,164**
Adjustments to reconcile income before income taxes and minority interest to net cash provided by operating activities:				
Depreciation/amortization expenses	**71,010**	71,112	67,896	**661,235**
Loss on sale and disposal of property, plant and equipment, net	**4,752**	3,089	4,822	**44,250**
Increase (decrease) in accrued pension and severance liability	**(2,730)**	73	(106)	**(25,421)**
(Gain) loss on sale of securities	**(541)**	(4,153)	994	**(5,038)**
Loss on devaluation of securities	**23**	221	3,884	**214**
Decrease in notes and accounts receivable, trade	**5,353**	1,191	2,613	**49,846**
(Increase) decrease in inventories	**(11,272)**	5,889	(12,017)	**(104,963)**
Increase (decrease) in notes and accounts payable, trade	**33**	(13,979)	16,534	**307**
Income taxes paid	**(6,197)**	(18,374)	(31,099)	**(57,706)**
Loss on compensation to suppliers	**4,174**	—	—	**38,868**
Loss on discontinued operations	**3,467**	—	1,882	**32,284**
Amortization of consolidation adjustments	**(31,675)**	(4,912)	—	**(294,953)**
Gain on prior period adjustments	**—**	(1,049)	—	**—**
Other, net	**(136)**	4,400	5,690	**(1,266)**
Net cash provided by operating activities	**57,327**	99,774	108,063	**533,821**
Cash flows from investing activities:				
Purchase of property, plant and equipment	**(137,998)**	(125,351)	(115,553)	**(1,285,017)**
Proceeds from sale of property, plant and equipment	**36,411**	38,634	32,213	**339,054**
Purchase of investment securities	**(7,690)**	(11,718)	(10,167)	**(71,608)**
Purchase of marketable securities	**(37,119)**	(54,192)	(38,596)	**(345,647)**
Proceeds from sale of investment securities	**5,395**	11,178	9,114	**50,237**
Proceeds from sale of marketable securities	**50,474**	43,239	72,588	**470,007**
Increase due to acquisition of Isuzu's share of Subaru of Indiana Automotive, Inc. (Note 3)	**—**	—	12,989	**—**
Purchase of intangible assets	**(8,009)**	(8,070)	(6,240)	**(74,579)**
Disbursement of loans receivable	**(122,633)**	(90,041)	(75,898)	**(1,141,940)**
Collection of loans receivable	**101,195**	70,101	62,889	**942,313**
Other, net	**30,213**	(920)	573	**281,339**
Net cash used in investing activities	**(89,761)**	(127,140)	(56,088)	**(835,841)**
Cash flows from financing activities:				
Proceeds from long-term debts	**49,867**	5,269	55,150	**464,354**
Repayment on long-term debts	**(37,166)**	(28,635)	(58,324)	**(346,084)**
Issuance of bonds	**20,000**	20,000	10,000	**186,237**
Redemption of bonds	**(10,000)**	(10,129)	(22,027)	**(93,119)**
Net increase in short-term borrowings	**10,898**	22,662	10,732	**101,481**
Purchase of treasury stock	**(399)**	(49)	(531)	**(3,715)**
Proceeds from disposal of treasury stock	**24**	70	—	**223**
Dividends paid	**(7,013)**	(6,846)	(6,689)	**(65,304)**
Other, net	**(12)**	(7)	—	**(112)**
Net cash provided by (used in) financing activities	**26,199**	2,335	(11,689)	**243,961**
Effect of exchange rate changes on cash and cash equivalents	**(1,481)**	(5,512)	(4,050)	**(13,791)**
Net increase (decrease) in cash and cash equivalents	**(7,716)**	(30,543)	36,236	**(71,850)**
Cash and cash equivalents:				
Balance at beginning of year	**139,401**	169,944	133,708	**1,298,081**
Balance at end of year (Note 4)	**¥131,685**	¥139,401	¥169,944	**$1,226,231**
Supplementary information on cash flows:				
Cash paid during the period for interest	**¥ 2,432**	¥ 2,361	¥ 3,327	**$ 22,646**
Conversion of convertible bonds	**—**	18,645	9	**—**

The accompanying notes are an integral part of these statements.

1. Basis of Presentation of the Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2005, which was ¥107.39 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The fiscal year-end of the consolidated domestic subsidiaries is the same as that of the parent company, while the fiscal year-end of the consolidated foreign subsidiaries is December 31. Although these consolidated foreign subsidiaries are included based on their fiscal year ended December 31, significant transactions that occurred in the period between December 31 and March 31 are reflected in the consolidated financial statements.

The consolidated financial statements include the accounts of the Company and 68 subsidiaries in the fiscal year 2005 and 66 subsidiaries in the fiscal years 2004 and 2003.

In addition, 4 non-consolidated subsidiaries and an affiliated company are accounted for by the equity method in the fiscal year 2005, while there was no affiliated company accounted for by the equity method in the fiscal year 2004 and an affiliated company was accounted for by the equity method in the fiscal year 2003.

Investments in insignificant non-consolidated subsidiaries and affiliated companies not accounted for by the equity method are carried at cost. The difference between the cost and underlying net equity of investments in subsidiaries and affiliated companies is allocated to identifiable assets based on fair value at the date of acquisition. The unallocated residual value of the excess of the cost over the underlying net equity is recognized as consolidation adjustments and goodwill and is amortized over a period of 5 years on the straight-line basis. However, consolidation adjustments that arose from making Subaru of Indiana Automotive, Inc. (SIA), a wholly owned subsidiary of the Company, are amortized differently. The portion that clearly corresponds to the forecasted future losses is amortized according to the generation of those losses, and the remaining portion of the consolidation adjustments is amortized by the straight-line method over 5 years.

All assets and liabilities of subsidiaries, which include not only the Company's interest in the subsidiary but also the minority interest portion, are valued based on fair value at the time the Company consolidated the subsidiary.

Translation of foreign currency accounts

Under the Japanese accounting standard for foreign currency translation, monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each balance sheet date with the resulting gain or loss included in the current statements of income.

Assets and liabilities of foreign subsidiaries and affiliated companies are translated into Japanese yen at the exchange rates in effect at the balance sheet date of the foreign subsidiaries and affiliated companies, except for common stock and capital surplus, which are translated at historical rates. Revenue and expense accounts are translated at the average exchange rates during the current year. The resulting foreign currency translation adjustments are included in "Translation adjustments" in shareholders' equity and minority interest in the accompanying consolidated balance sheets.

Cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less that are readily convertible to known amounts of cash and have negligible risk of changes in value due to their short maturities.

Revenue recognition

Revenue from sales of finished products is generally recognized when such products are shipped to dealers or customers. Revenue from operating leases is recognized on a straight-line basis over the lease term.

Change of accounting policy:

The Company changed the revenue recognition policy for the Aerospace division's production contracts with the production term exceeding one year and the amount of each contract exceeding ¥5,000 million, from the delivery basis to the percentage-of-completion method from the fiscal year ended March 31, 2004. The Company changed the accounting policy for the purpose of more accurately matching revenues against costs in the period in which they were incurred in light of the recent trend that terms of production contracts of the Aerospace division tend to extend over periods and the amounts of such contracts tend to become larger, and such a trend is expected to continue.

As a result of the change, net sales increased by ¥4,013 million and gross profit, operating income and income before income taxes and minority interest increased by ¥231 million in the fiscal year ended March 31, 2004 as compared with amounts resulting from the application of the previous policy.

Allowance for doubtful accounts

Allowance for doubtful accounts is provided based on the amount calculated as the actual ratio of bad debt for ordinary receivables and the amount required for uncollectible accounts for specific doubtful receivables.

Allowance for devaluation of investments

Allowance for devaluation of investments is provided for losses from decrease in the value of investment securities for which fair value is not available and investments in non-consolidated subsidiaries and affiliated companies based on the evaluation of the investees' financial conditions, such as net assets and the probability of recovering the value.

Marketable securities and investment securities

Under the Japanese accounting standard for financial instruments, securities for which fair value is available are stated at the fair value as of the balance sheet date with unrealized holding gains and losses included as a component of shareholders' equity until realized, while securities for which fair value is not available are stated at cost as determined by the moving-average method, after devaluation for any permanent impairment. Held-to-maturity debt securities are stated using the amortized interest cost method.

Derivative financial instruments and hedge accounting

The Japanese accounting standard for financial instruments requires the Company and consolidated domestic subsidiaries to state derivative financial instruments at fair value and to recognize changes in the fair value as gains or losses unless derivative financial instruments are used for hedging purposes.

For interest rate swap contracts used as hedges and which meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract is executed.

Derivative financial instruments qualifying as a hedge, along with the related transactions, assets and liabilities are as follows:

Financial Instrument	Transaction, Assets and Liabilities
Interest swaps	Borrowings

The risk exposures to movements in interest rates are hedged according to the Company's and consolidated subsidiaries' risk management policy. Evaluation of hedge effectiveness is not considered necessary as the terms and notional amounts of these hedge instruments are the same as those of the related transactions, assets and liabilities, and therefore they are assumed to be highly effective in offsetting movements in interest rates at their inception as well as during their term.

Change of accounting policy:
Previously, for foreign exchange contracts used as hedges and which met certain hedging criteria, the Company translated hedged foreign currency receivables using the contracted forward rates, for forward exchange contracts hedging future transactions, the Company deferred recognition of gains or losses resulting from changes in fair value of the foreign exchange contracts until related gains or losses on the hedged items were recognized. However, the Company stopped applying the hedge accounting from the fiscal year 2005.

The reason for the change is that the Company reconsidered the appropriateness of application of hedge accounting in connection with reviewing the hedge policy and the management activities for foreign exchange contracts.

As a result of this change, operating income increased by ¥141 million and income before income taxes and minority interest decreased by ¥1,623 million as compared with amounts resulting from the application of the previous hedge accounting policy.

The impact of such change on segment information is stated in Segment Information (Note 21).

Inventories

Finished products are stated principally at cost determined by the moving-average method. Raw materials, work in process and supplies are stated principally at cost determined by the first-in, first-out method.

Property, plant and equipment

Property, plant and equipment are stated at cost. Significant renewals and additions are capitalized; ordinary maintenance, ordinary repairs, minor renewals and minor improvements are charged to consolidated statement of income as incurred.

Depreciation of property, plant and equipment of the Company and consolidated domestic subsidiaries is principally computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied. Depreciation of property, plant and equipment of consolidated foreign subsidiaries is computed by the straight-line method at rates based on the estimated useful lives of the assets according to general class, type of construction and use.

Estimated useful lives for depreciable assets are as follows:

Building and structures: 7–50 years

Machinery, equipment and vehicles: 2–11 years

In the fiscal year ended March 31, 2005, the Company and the consolidated subsidiaries did not adopt early the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). The new accounting standard is required to be adopted effective April 1, 2005. The Company estimates that the effect of adopting the new accounting standard will have a material effect on the Company's consolidated financial statements.

Accounting for leases

In principle, finance leases are accounted for on a similar basis to sales by lessors or purchases by lessees. However, finance leases which do not transfer ownership of the leased assets to lessees as stipulated in lease contracts can be accounted for as operating leases. Therefore, as a lessee, the Company and consolidated subsidiaries have accounted for those leases as operating leases and have charged periodic lease payments to expenses as incurred. Certain "as if capitalized" information is disclosed in Note 18 to the financial statements.

Intangible assets

Goodwill is principally amortized by the straight-line method based on the accounting principles generally accepted in the respective countries of domicile. However, goodwill of the consolidated subsidiary in the United States is not amortized in accordance with SFAS 142, while other identifiable assets are amortized by the straight-line method.

Computer software used internally by the Company and consolidated subsidiaries is amortized by the straight-line method over the relevant economic useful lives (3 or 5 years).

Accrued pension and severance liability

On terminating employment, employees of the Company and consolidated subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pensions as described below, based on current rates of pay, length of service, and conditions under which the termination occurs. The minimum payment is an amount based on voluntary retirement. In addition to the minimum payment based on voluntary retirement, employees receive additional benefits for retirement due to age limit, death or other defined reasons.

Certain consolidated subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the substituted noncontributory pension plan.

Under the Japanese accounting standard for pension and severance benefits, accrued pension and severance liability for employees has been provided based on the estimated amounts of projected pension and severance obligation and fair value of plan assets at the end of the fiscal year. Prior service cost is being amortized as incurred by the straight-line method over the period (14–18 years), which is shorter than the average remaining service periods of the eligible employees. Actuarial gains and losses have been amortized from the following fiscal year by the straight-line method over the periods (primarily 18 years), which are shorter than the average remaining service periods of the eligible employees.

Accrued pension contribution for defined benefit pension plans is included in accrued pension and severance liability.

Directors and statutory auditors of the Company and consolidated domestic subsidiaries are entitled to receive lump-sum payments at the time of severance or retirement, subject to the approval of the shareholders. The liabilities for such benefits are determined based on the Company's and consolidated subsidiaries' internal rules and are included in "Other long-tem liabilities" in the accompanying consolidated balance sheets.

Accrued warranty claims

The Company and consolidated subsidiaries provide for accrued warranty claims on products sold based on their past experience of warranty services and estimated future warranty costs, which are included in "Accrued expenses" in the accompanying consolidated balance sheets.

Research and development costs

Research and development costs are expensed as incurred and amounting to ¥52,962 million (US$493,174 thousand), ¥57,541 million and ¥60,110 million for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

Income taxes

The provision for income taxes is computed based on the pretax income for the financial reporting purposes. Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Effective April 1, 2004, the "Corporation Size-Based Enterprise Tax System" for enterprises has been introduced. Due to the introduction, the Accounting Standards Board of Japan issued Practical Solutions Report No. 12, "Practical Solutions on Presentation for Size-Based Components of Corporate Enterprise Tax on Income Statements" on February 13, 2004, which prescribes the new accounting standard for enterprise taxes. In compliance with the report, the value-added and the capital components of the enterprise taxes, which are not related to income, are included in selling, general and administrative expenses from the fiscal year 2005.

As a result, selling, general and administrative expenses increased by ¥1,009 million (US$9,396 thousand), and operating income, ordinary income and income before income taxes and minority interest decreased by the same amount as compared with the previous fiscal year.

The impact of such change on segment information is stated in Segment Information (Note 21).

Net income per share

Basic net income per share (EPS) is computed based on the average number of shares of common stock outstanding during each year. Diluted EPS assumes the potential dilution that could occur if all convertible securities were converted or other contracts to issue common stock were exercised to the extent that it is not antidilutive.

Reclassifications

Certain reclassifications within the financial statements for the fiscal years ended March 31, 2004 and 2003 have been made to conform to the presentation for the fiscal year ended March 31, 2005.

3. Acquisition of Isuzu's Share of Subaru of Indiana Automotive, Inc.

Subaru of Indiana Automotive, Inc. (SIA, formerly Subaru-Isuzu Automotive, Inc.), a consolidated subsidiary in the United States, was a joint venture company of Isuzu Motors Ltd. and the Company (the Company held a 51% share of SIA). On January 1, 2003, as a result of the dissolution of the joint venture relationship with Isuzu Motors Ltd. and execution of an agreement for the consignment of production, the Company acquired Isuzu's share of SIA to make SIA a wholly owned subsidiary of the Company, and SIA was assigned to produce certain Isuzu vehicles as well as Subaru vehicles.

Due to the use of a class stock system at SIA, the Company had previously consolidated only the Subaru Division of SIA which had been governed by the Company through ownership of class F common stock, while the Isuzu Division of SIA, which had been governed by Isuzu Motors Ltd. through ownership of class I common stock, was excluded from the consolidated financial statements of the Company. However, as a result of the acquisition of Isuzu's share of SIA, the Company consolidated SIA as a whole, including the Consignment division (formerly the Isuzu division).

Prior to the Company's acquisition of Isuzu's share of SIA, Isuzu Motors Ltd. had made a capital injection into SIA in connection with the forecasted future losses related to the former Isuzu division. In relation to the consignment of the production agreement with Isuzu, the Company has operated the former Isuzu division as the Consignment division. As the consigned production activities have been completed, SIA has been expected to incur certain losses on the disposal of fixed assets, losses on cancellation of operating leases, and losses related to personnel reduction. Consequently, the consolidation adjustments (credit side) arose.

The portion of the consolidation adjustments that clearly corresponds to the forecasted future losses has been amortized according to the generation of those losses, and the remaining portion has been amortized by the straight-line method over 5 years.

The amortization of the consolidation adjustments for the year ended March 31, 2005 was ¥31,654 million (US$294,757 thousand), out of which, ¥6,847 million (US$63,954 thousand) was reflected as amortization of the consolidation, and ¥24,807 million (US$230,999 thousand), which corresponded to the loss on the cancellation of the operating lease at SIA as a result of the termination of the consignment production of Isuzu vehicles, was offset against ¥27,603 million (US$257,035 thousand) expenses on the cancellation of the operating lease at SIA and was included in "other, net" under other income (expenses) in the accompanying consolidated statement of income.

The amortization of the consolidation adjustments for the year ended March 31, 2004 was ¥4,892 million and reflected as "amortization of consolidation adjustments" in the accompanying statement of income. The annual amortization based on currently forecasted losses was as follows:

	Millions of yen	*Thousands of U.S. dollars*
March 31, 2006	¥ 6,600	$ 61,458
March 31, 2007	3,800	35,385
March 31, 2008	(300)	(2,793)
March 31, 2009 and thereafter	2,212	20,598
	¥12,312	$114,648

4. Additional Cash Flow Information

(a) Cash and cash equivalents as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2005	2004	**2005**
Cash and time deposits	**¥ 40,742**	¥ 46,684	**$ 379,384**
Marketable securities	**87,003**	113,490	**810,159**
Short-term loans	**128,202**	101,871	**1,193,798**
	255,947	262,045	**2,383,341**
Less maturity over three months	**(124,262)**	(122,644)	**(1,157,110)**
Cash and cash equivalents	**¥131,685**	¥139,401	**$1,226,231**

(b) Assets and liabilities of newly consolidated subsidiary through acquisition of shares:

Assets and liabilities of NIIGATA SUBARU Inc. and relationship with the acquisition cost and net cash outflow of such acquisition, which are included in "Other, net" under "Cash flows from investing activities" for the year ended March 31, 2004, were as follows:

	Millions of yen
Current assets	¥2,268
Long-term assets	4,065
Goodwill	212
Current liabilities	(3,145)
Long-term liabilities	(1,217)
Acquisition cost of NIIGATA SUBARU Inc.	2,183
Cash and cash equivalents of NIIGATA SUBARU Inc.	(324)
Net cash used for acquisition of NIIGATA SUBARU Inc.	¥1,859

(c) Significant non-cash transaction:
On August 2004, the Company executed a share exchange agreement and made Yusoki Kogyo K.K. a wholly owned subsidiary of the Company. As a result of the share exchange, consolidation adjustments rose by ¥833 million and treasury stock decreased by ¥942 million.

5. Marketable Securities and Investment Securities

Information as to the value of marketable securities and investment securities as of March 31, 2005 and 2004 was as follows:

(1) Held-to-maturity debt securities for which fair market value was available:

As of March 31, 2004:

			Millions of yen
	Book value	*Fair market value*	*Difference*
Fair market value not exceeding book value:			
Government bonds	¥5	¥5	¥—
Total	¥5	¥5	¥—

(2) Other investment securities (available-for-sale securities) for which fair market value was available:

(a) As of March 31, 2005:

			Millions of yen
	Acquisition cost	*Book value*	*Difference*
Book value exceeding acquisition cost:			
Equity securities	**¥20,761**	**¥49,214**	**¥28,453**
Debt securities			
Government and municipal bonds	**100**	**100**	**0**
Corporate bonds	**2,500**	**2,501**	**1**
Other	**36**	**181**	**145**
Other	**4,281**	**4,282**	**1**
Subtotal	**27,678**	**56,278**	**28,600**
Book value not exceeding acquisition cost:			
Equity securities	**256**	**205**	**(51)**
Debt securities			
Government and municipal bonds	**6,656**	**6,627**	**(29)**
Corporate bonds	**4,740**	**4,724**	**(16)**
Other	**501**	**500**	**(1)**
Other	**2,344**	**2,338**	**(6)**
Subtotal	**14,497**	**14,394**	**(103)**
Total	**¥42,175**	**¥70,672**	**¥28,497**

			Thousands of U.S. dollars
	Acquisition cost	Book value	Difference
Book value exceeding acquisition cost:			
Equity securities	**$193,323**	**$458,274**	**$264,951**
Debt securities			
Government and municipal bonds	**931**	**931**	**0**
Corporate bonds	**23,280**	**23,289**	**9**
Other	**335**	**1,685**	**1,350**
Other	**39,864**	**39,874**	**10**
Subtotal	**257,733**	**524,053**	**266,320**
Book value not exceeding acquisition cost:			
Equity securities	**2,384**	**1,909**	**(475)**
Debt securities			
Government and municipal bonds	**61,980**	**61,710**	**(270)**
Corporate bonds	**44,138**	**43,989**	**(149)**
Other	**4,665**	**4,656**	**(9)**
Other	**21,827**	**21,770**	**(57)**
Subtotal	**134,994**	**134,034**	**(960)**
Total	**$392,727**	**$658,087**	**$265,360**

(b) As of March 31, 2004:

			Millions of yen
	Acquisition cost	Book value	Difference
Book value exceeding acquisition cost:			
Equity securities	¥18,869	¥36,167	¥17,298
Debt securities			
Government and municipal bonds	6,818	6,821	3
Corporate bonds	5,299	5,331	32
Other	36	161	125
Other	5,570	5,573	3
Subtotal	36,592	54,053	17,461
Book value not exceeding acquisition cost:			
Equity securities	2,011	1,889	(122)
Debt securities			
Corporate bonds	4,801	4,799	(2)
Other	1,546	1,546	0
Other	848	845	(3)
Subtotal	9,206	9,079	(127)
Total	¥45,798	¥63,132	¥17,334

(3) Other investment securities (available-for-sale securities) sold during the years ended March 31, 2005 and 2004:

(a) For the year ended March 31, 2005:

Sales amount	*Total gain*	*Total loss*
¥640,095 million	¥633 million	¥56 million
US$5,960,471 thousand	US$5,894 thousand	US$521 thousand

The above sales amount included sales of short-term investments in commercial paper and other amounting to ¥584,226 million (US$5,440,227 thousand).

(b) For the year ended March 31, 2004:

Sales amount	*Total gain*	*Total loss*
¥426,839 million	¥4,760 million	¥420 million

The above sales amount included sales of short-term investments in commercial paper and other amounting to ¥372,422 million.

(4) Book values of major securities without available fair market value (except for held-to-maturity debt securities stated in (1) above) as of March 31, 2005 and 2004:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2005	*2004*	***2005***
Money management fund	**¥47,688**	¥52,202	**$444,064**
Commercial paper	**19,838**	31,062	**184,729**
Unlisted stocks (excluding over-the-counter stocks)	**6,544**	6,640	**60,937**
Negotiable certificated deposit	**5,000**	—	**46,559**
Beneficiary rights to the trust	**2,579**	8,367	**24,015**
Held-to-maturity debt securities	**6**	6	**56**
Medium-term government bond fund	**—**	4,500	**—**
Free financial fund	**—**	501	**—**

Note: The Company and consolidated subsidiaries recognized ¥23 million (US$214 thousand) and ¥198 million in loss on devaluation of securities for the years ended March 31, 2005 and 2004, respectively, out of which, the devaluation of investment securities with fair market value was ¥10 million for the year ended March 31, 2004.

For purpose of recording the loss on devaluation of securities, the Company and consolidated subsidiaries consider all securities whose fair market value has fallen below 50% of the book value to be permanently impaired, and records the relevant loss on devaluation. For securities whose fair market value has declined between 30% to 50% in relation to book value, the Company and consolidated subsidiaries specifically consider the probability of recovery of the fair value, and records a loss on devaluation in an amount deemed sufficient.

(5) Schedule of redemption for other securities with maturity and held-to-maturity debt securities as of March 31, 2005 and 2004:

(a) As of March 31, 2005:

	Millions of yen				*Thousands of U.S. dollars*			
	Within 1 year	*1 to 5 years*	*5 to 10 years*	*Over 10 years*	*Within 1 year*	*1 to 5 years*	*5 to 10 years*	*Over 10 years*
Debt securities								
Government and municipal bonds	**¥ 1,412**	**¥3,393**	**¥1,420**	**¥501**	**$ 13,149**	**$31,593**	**$13,223**	**$4,665**
Corporate bonds	**4,195**	**2,747**	**262**	**22**	**39,063**	**25,580**	**2,439**	**205**
Other	**21,805**	**—**	**—**	**—**	**203,045**	**—**	**—**	**—**
Other	**5,763**	**425**	**54**	**359**	**53,664**	**3,957**	**503**	**3,343**
Total	**¥33,175**	**¥6,565**	**¥1,736**	**¥882**	**$308,921**	**$61,132**	**$16,165**	**$8,213**

(b) As of March 31, 2004:

	Millions of yen			
	Within 1 year	*1 to 5 years*	*5 to 10 years*	*Over 10 years*
Debt securities				
Government and municipal bonds	¥ 960	¥4,760	¥ 875	¥232
Corporate bonds	8,440	1,125	403	—
Other	32,604	161	—	—
Other	10,124	174	103	228
Total	¥52,128	¥6,220	¥1,381	¥460

6. Inventories

Inventories as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2005	*2004*	***2005***
Finished products	**¥103,285**	¥107,679	**$ 961,775**
Work in process	**54,110**	55,491	**503,864**
Raw materials	**15,882**	13,588	**147,891**
Supplies	**1,810**	2,580	**16,855**
	¥175,087	¥179,338	**$1,630,385**

7. Property, Plant and Equipment

Property, plant and equipment as of March 31, 2005 and 2004 were as follows:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2005	2004	**2005**
Buildings and structures	**¥280,438**	¥263,128	**$2,611,398**
Machinery and vehicles	**494,199**	468,636	**4,601,909**
Other	**216,021**	205,900	**2,011,556**
	990,658	937,664	**9,224,863**
Less accumulated depreciation	**(630,632)**	(615,374)	**(5,872,353)**
Land	**170,809**	166,518	**1,590,548**
Construction in progress	**12,891**	20,935	**120,039**
Total	**¥543,726**	¥509,743	**$5,063,097**

8. Revaluation Reserve for Land

In accordance with the Land Revaluation Law (Law No. 34, enacted on March 31, 1998), land owned by a consolidated subsidiary for business use was revalued on March 31, 2002. The unrealized gains from the revaluation were included in shareholders' equity as "Revaluation reserve for land," net of deferred taxes. The deferred taxes of the unrealized gains were included in other long-term liabilities. Unrecorded loss on revaluation as of March 31, 2005 was ¥393 million (US$3,660 thousand). According to the Law, the Company and consolidated subsidiaries are not permitted to revalue the land after April 1, 2002.

9. Short-Term Borrowings and Long-Term Debts

Short-term borrowings as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2005	2004	**2005**
Bank loans with average interest rate of 0.52% and 0.69% per annum as of March 31, 2005 and 2004, respectively	**¥195,928**	¥197,029	**$1,824,453**
Commercial paper with average interest rate of 0.04% per annum as of March 31, 2005 and 2004	**22,000**	10,000	**204,861**
	¥217,928	¥207,029	**$2,029,314**

Long-term debts as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2005	2004	**2005**
Loans principally from banks and insurance companies due through 2025 with average interest rate of 1.96% and 2.50% per annum as of March 31, 2005 and 2004, respectively	**¥ 83,462**	¥ 71,167	**$ 777,186**
Unsecured 2.30% bonds due September 30, 2005	**10,000**	10,000	**93,118**
Unsecured 1.76% bonds due April 30, 2004	**—**	10,000	**—**
Unsecured 0.97% bonds due May 15, 2006	**20,000**	20,000	**186,237**
Unsecured 1.22% bonds due September 30, 2008	**30,000**	30,000	**279,356**
Unsecured 0.89% bonds due September 28, 2007	**10,000**	10,000	**93,118**
Unsecured 0.68% bonds due June 18, 2010	**20,000**	20,000	**186,237**
Unsecured 1.31% bonds due April 28, 2011	**20,000**	—	**186,237**
Secured 1.80% bonds of a consolidated subsidiary due July 7, 2005	**300**	300	**2,794**
Unsecured 0.93% bonds of a consolidated subsidiary due February 15, 2007	**500**	500	**4,656**
	194,262	171,967	**1,808,939**
Less—Portion due within one year	**(34,667)**	(40,888)	**(322,814)**
	¥159,595	¥131,079	**$1,486,125**

Annual maturities of long-term debts as of March 31, 2005 were as follows:

	Millions of yen	Thousands of U.S. dollars
2006	¥ 34,667	$ 322,814
2007	27,377	254,930
2008	17,390	161,933
2009	44,578	415,104
2010	10,239	95,344
2011 and thereafter	60,011	558,814
	¥194,262	$1,808,939

The following assets as of March 31, 2005 and 2004 were pledged as collateral for certain loans:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2005	2004	**2005**
Notes and accounts receivable, trade	**¥ 11,665**	¥ 30,924	**$ 108,623**
Other current assets	**—**	415	**—**
Property, plant and equipment	**108,664**	95,904	**1,011,863**
Other assets	**271**	248	**2,524**
	¥120,600	¥127,491	**$1,123,010**

The unexecuted balance of commitments for borrowings by the Company and consolidated subsidiaries (Subaru of America, Inc. and Subaru Europe N.V./S.A.) as of March 31, 2005 and 2004 was as follows:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2005	2004	**2005**
Total commitments	**¥86,434**	¥103,500	**$804,861**
Less amounts currently executed	**10,000**	19,318	**93,119**
Unexecuted balance	**¥76,434**	¥ 84,182	**$711,742**

10. Unexecuted Balance of Overdraft Facilities and Lending Commitments

The unexecuted balance of overdraft facilities and lending commitments at a consolidated subsidiary (Subaru Finance Co., Ltd.) as of March 31, 2005 and 2004 was as follows:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2005	2004	**2005**
Total overdraft facilities and lending commitments	**¥12,350**	¥8,170	**$115,001**
Less amounts currently executed	**7,510**	4,244	**69,932**
Unexecuted balance	**¥ 4,840**	¥3,926	**$ 45,069**

A portion of the overdraft facilities and lending commitments above is subject to credit considerations as documented in the customer contracts. Therefore, the total balance above is not always executable.

11. Pension and Severance Plans

The Company and consolidated domestic subsidiaries have non-contributory funded defined benefit pension plans. The plan of the Company covers 80% of retirement and severance benefits for employees who terminate employment at age 50 or over. Consolidated foreign subsidiaries primarily have defined contribution plans.

"Pension and severance cost" under "Other income (expenses)" in the accompanying consolidated statement of income for the year ended March 31, 2004 represents costs resulting from changes made by certain consolidated subsidiaries in the method of calculating projected pension and severance obligation from the simplified method to the principal method. Under the simplified method, accrued pension and severance liability is provided at the amount that would be payable if all employees voluntarily retired at the end of the fiscal year, less the amount covered by the plan assets, while accrued pension and severance liability is provided based on the estimated amount of pension and severance obligation (projected benefit obligations), less the fair value of plan assets at the end of the fiscal year under the principal method.

One of the consolidated subsidiaries changed the calculation method to the principal method because the number of employees exceeded 300 due to a merger, and other subsidiaries changed the calculation method as a result of an increase in reliability in actuarial calculation based on certain assumptions.

As a result, other income decreased by ¥1,268 million and income before income taxes and minority interest decreased by the same amount.

Reconciliation between the projected pension and severance obligation and accrued pension and severance liability as of March 31, 2005 and 2004 was as follows:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2005	2004	**2005**
a. Projected pension and severance obligation	**¥138,357**	¥139,686	**$1,288,360**
b. Plan assets	**(59,548)**	(54,946)	**(554,502)**
c. Unfunded pension and severance obligations	**78,809**	84,740	**733,858**
d. Unamortized actuarial gain/loss	**(17,472)**	(19,613)	**(162,697)**
e. Unamortized prior service cost	**(2,423)**	(3,546)	**(22,562)**
f. Net amount recorded in balance sheet	**58,914**	61,581	**548,599**
g. Prepaid pension cost	**(88)**	(73)	**(819)**
h. Accrued pension and severance liability	**¥ 59,002**	¥ 61,654	**$ 549,418**

Notes: 1. The above amounts included the government pension plan funded by social security taxes paid by employees and employer.

2. Certain insignificant consolidated subsidiaries calculated the liability using the simplified method.

3. In addition to the above plan assets, there were plan assets for the multi-employer pension plan amounting to ¥15,081 million (US$140,432 thousand) and ¥16,824 million for the years ended March 31, 2005 and 2004, respectively. The plan assets for the multi-employer pension plan could not be allocated to each specific participating employer and were allocated based on the number of participants.

Periodic pension and severance costs for the years ended March 31, 2005, 2004 and 2003 consisted of the following:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2005	2004	2003	**2005**
a. Service cost	**¥ 9,647**	¥10,695	¥10,004	**$ 89,831**
b. Interest cost	**2,636**	3,075	3,047	**24,546**
c. Expected return on plan assets	**(1,175)**	(1,155)	(1,262)	**(10,941)**
d. Amortization of actuarial gain/loss	**1,853**	1,269	770	**17,255**
e. Amortization of prior service cost	**257**	295	296	**2,393**
f. Pension and severance cost	**¥13,218**	¥14,719	¥12,855	**$123,084**

Notes: 1. The above amounts did not include the social security taxes paid by employees.

2. Service costs of consolidated subsidiaries using the simplified method were included in service cost above.

3. Service costs above included service cost for the multi-employer pension plan amounting to ¥877 million (US$ 8,166 thousand), ¥1,096 million and ¥907 million for the years ended March 31, 2005, 2004 and 2003, respectively, for which plan assets could not be allocated to each specific participating employer.

4. Service costs above included contributions for the defined contribution plans of consolidated foreign subsidiaries amounting to ¥1,476 million (US$13,744 thousand), ¥1,549 million and ¥1,579 million for the years ended March 31, 2005, 2004 and 2003, respectively.

5. In addition to the pension and severance cost above, additional retirement payments amounting to ¥371 million (US$ 3,455 thousand), ¥120 million and ¥137 million were made for the years ended March 31, 2005, 2004 and 2003, respectively. For the year ended March 31, 2005, ¥92 million (US$857 thousand) out of the entire additional retirement payment was included in "selling, general and administrative expenses," and the remaining ¥279 million (US$2,598 thousand) was reflected as "loss on discontinued operations" in the accompanying consolidated statement of income, whereas the entire additional retirement payment was included in "selling, general and administrative expenses" in the accompanying consolidated statements of income for the years ended March 31, 2004 and 2003.

Actuarial assumptions used in computation of pension and severance liability were as follows:

a. Attribution of expected benefit obligation	The straight-line method
b. Discount rate	2.0%–2.5%
c. Expected rate of return on plan assets	1.4%–4.0%
d. Amortization of actuarial gain/loss	Primarily 18 years (Amortized by the straight-line method starting from the following fiscal year based on the periods shorter than the average remaining service periods of the eligible employees)
e. Amortization of prior service cost	14 to 18 years (The fiscal year 2004: 14 years)

12. Income Taxes

The Company and consolidated subsidiaries were subject to a number of taxes based on income, which in aggregate, resulted in normal statutory income tax rates of approximately 40.5% for the year ended March 31, 2005 and 41.8% for the fiscal years ended March 31, 2004 and 2003.

A reconciliation of the statutory income tax rate in Japan to the Company's effective income tax rate for the fiscal years ended March 31, 2005, 2004 and 2003 was as follows:

	2005	2004	2003
Statutory income tax rate in Japan	**40.5%**	41.8%	41.8%
Increase (reduction) in taxes resulting from:			
Changes in valuation allowance and tax benefit realized from the losses carried forward	**19.8**	1.6	(8.1)
Adjustment of past corporate income taxes and corporate income taxes refundable	**(1.6)**	(5.3)	(6.3)
Adjustment of past corporate income taxes of a consolidated subsidiary in the United States	**15.8**	—	—
Special deduction on corporate income taxes	**(5.4)**	(4.9)	(3.1)
Entertainment and other non-deductible expenses	**1.6**	0.9	2.5
Effect of change in the statutory income tax rate in Japan	**—**	1.3	1.5
Amortization of consolidation adjustments	**(59.0)**	(3.4)	—
Other	**0.9**	(0.7)	0.6
Effective income tax rate	**12.6%**	31.3%	28.9%

Significant components of the deferred tax assets and liabilities as of March 31, 2005 and 2004 were as follows:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2005	2004	**2005**
Deferred tax assets:			
Deficit carryforwards	**¥ 7,628**	¥ 4,696	**$ 71,031**
Unrealized gain on sales of inventories	**4,444**	7,660	**41,382**
Accrued pension and severance liabilities	**22,473**	22,294	**209,265**
Accrued expenses	**11,075**	10,631	**103,129**
Accrued bonus	**6,177**	6,924	**57,519**
Accrued warranty claims	**7,637**	8,049	**71,115**
Unrealized gain on sales of property, plant and equipment	**6,552**	6,477	**61,011**
Loss on devaluation of inventories	**6,016**	—	**56,020**
Impairment loss on fixed assets of consolidated foreign subsidiary	**7,760**	—	**72,260**
Other	**15,204**	18,979	**141,578**
Total deferred tax assets	**94,966**	85,710	**884,310**
Valuation allowance	**(11,890)**	(9,202)	**(110,718)**
Total deferred tax assets, net of valuation allowance	**83,076**	76,508	**773,592**
Deferred tax liabilities:			
Depreciation/amortization expenses	**(15,261)**	(11,946)	**(142,108)**
Net unrealized holding gains on investment securities	**(11,496)**	(6,999)	**(107,049)**
Revaluation reserve for land	**(478)**	(478)	**(4,451)**
Advanced depreciation reserve	**(468)**	(468)	**(4,358)**
Other	**(2,455)**	(1,745)	**(22,861)**
Total deferred tax liabilities	**(30,158)**	(21,636)	**(280,827)**
Net deferred tax assets	**¥52,918**	¥54,872	**$492,765**

Net deferred tax assets were included in the following accounts in the accompanying consolidated balance sheets.

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2005	2004	**2005**
Current assets—Deferred tax assets	**¥34,859**	¥34,149	**$324,602**
Investments and other assets—Deferred tax assets	**24,481**	29,707	**227,964**
Current liabilities—Other current liabilities	**—**	0	**—**
Long-term liabilities—Other long-term liabilities	**(6,422)**	(8,984)	**(59,801)**
Total net deferred tax assets	**¥52,918**	¥54,872	**$492,765**

Effective for years commencing on April 1, 2004 or later, according to the revised local tax law, income tax rates for enterprise taxes have been reduced as a result of introducing the "Corporation Size-based Enterprise Tax System" for enterprises. Based on the change of income tax rates, for calculation of deferred tax assets and liabilities, the Company and consolidated domestic subsidiaries used the aggregate statutory income tax rates of 41.8% for current items and 40.5% for non-current items as of March 31, 2003 and 40.5% for both current and non-current item as of March 31, 2004 and 2005.

As a result of the change in the aggregate statutory income tax rates, net deferred tax assets decreased by ¥640 million and income taxes—deferred on the consolidated statement of income, net unrealized holding gains on securities, revaluation reserve for land and minority interest increased by ¥728 million, ¥73 million, ¥8 million and ¥7 million, respectively, in the fiscal year 2003.

13. Shareholders' Equity

Under the Commercial Code of Japan, the entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital, which is included in capital surplus.

The Commercial Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of legal earnings reserve and additional paid-in capital equals 25% of common stock. (The total amount of legal earnings reserve and additional paid-in capital of the Company has reached 25% of common stock, and therefore the Company is no longer required to provide legal earnings reserve.) The legal earnings reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal earnings reserve and additional paid-in capital remains equal to or exceeds 25% of common stock, they are available for distribution by the resolution of the shareholders' meeting. Legal earnings reserve is included in retained earnings in the accompanying financial statements.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Code.

In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period after shareholders' approval has been obtained. Retained earnings at March 31, 2005 include amounts representing final cash dividends of ¥3,507 million (US$32,657 thousand), ¥9 (US$0.08) per share, and directors' bonuses of ¥55 million (US$512 thousand), which were approved at the shareholders' meeting held on June 24, 2005.

14. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal years ended March 31, 2005, 2004 and 2003 consisted of the following:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2005	2004	2003	**2005**
Transportation and packing expenses	**¥ 15,316**	¥ 14,004	¥ 14,089	**$ 142,620**
Advertisement cost	**47,884**	53,257	51,279	**445,889**
Sales incentives	**33,670**	33,150	25,640	**313,530**
Salary and bonus	**50,047**	52,211	55,446	**466,030**
Research and development expenses	**52,042**	56,405	58,788	**484,608**
Others	**97,797**	94,384	87,992	**910,672**
	¥296,756	¥303,411	¥293,234	**$2,763,349**

15. Loss on Discontinued Operations

The Company terminated the operation of Bus and Train Production in the fiscal year ended March 31, 2003. Loss on discontinued operations due to the termination of bus production was ¥893 million and train production was ¥989 million.

The Company terminated the operation of Trailer, Train parts and other operations of Yusoki Kogyo K.K. in the fiscal year ended March 31, 2005. Loss on discontinued operations due to the termination of such operations was ¥3,467 million (US$32,284 thousand).

16. Loss on Devaluation of Inventories at the Aerospace Division

In the fiscal year ended March 31, 2005, the Company recorded ¥8,122 million (US$75,631 thousand) loss on the devaluation of inventories because the prospective realization of the "Work in process" of Aerospace division's certain project had become uncertain due to a substantial delay in the schedule of the project.

17. Loss on Compensation to Suppliers

In the fiscal year ended March 31, 2005, the Company recorded a ¥4,174 million (US$38,868 thousand) loss on compensation to suppliers based on the anticipated compensation loss for suppliers' development costs which arose from the Company's partial rescheduling of a certain development plan in the Automotive division.

18. Leases

(1) Information as lessee

As allowed under Japanese accounting standards, the Company and consolidated subsidiaries in Japan account for finance lease which do not transfer ownership of leased assets to lessees as stipulated in lease contracts as operating leases. The "as if capitalized" information of such leases was as follows:

Details of the leased assets:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2005	*2004*	***2005***
Machinery, equipment and vehicles	**¥1,325**	¥1,465	**$12,338**
Other tangible assets	**2,137**	2,634	**19,900**
Intangibles assets	**33**	435	**307**
	3,495	4,534	**32,545**
Accumulated depreciation/amortization	**(1,506)**	(2,268)	**(14,024)**
Net	**¥1,989**	¥2,266	**$18,521**

Information related to finance leases for the years ended March 31, 2005, 2004 and 2003 was as follows:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2005	*2004*	*2003*	***2005***
Rent paid	**¥665**	¥757	¥990	**$6,192**
Depreciation/amortization expenses	**599**	739	895	**5,578**
Interest expense portion	**57**	51	54	**531**

The future minimum lease/rent payments, excluding the portion of interest thereon, as of March 31, 2005 and 2004 were as follows:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2005	*2004*	***2005***
Finance leases:			
Due within one year	**¥ 526**	¥ 581	**$ 4,898**
Due after one year	**1,574**	1,773	**14,657**
	¥2,100	¥ 2,354	**$19,555**
Operating leases:			
Due within one year	**¥ 694**	¥ 8,538	**$ 6,462**
Due after one year	**3,287**	50,700	**30,608**
	¥3,981	¥59,238	**$37,070**

(2) Information as lessor

Capitalized lease assets for finance leases as of March 31, 2005 and 2004 were as follows:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2005	2004	**2005**
Machinery, equipment and vehicles	**¥22,595**	¥22,505	**$210,401**
Other tangible assets	**9,666**	9,353	**90,008**
Intangible assets	**1,535**	1,261	**14,294**
	33,796	33,119	**314,703**
Accumulated depreciation/amortization	**(16,458)**	(14,814)	**(153,254)**
	¥17,338	¥18,305	**$161,449**

Information related to finance leases for the years ended March 31, 2005, 2004 and 2003 was as follows:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2005	2004	2003	**2005**
Rent received	**¥9,417**	¥8,882	¥9,273	**$87,690**
Depreciation/amortization expenses	**7,187**	6,438	6,236	**66,924**
Interest income portion	**1,313**	1,579	1,688	**12,226**

The future minimum lease/rent payments receivable, excluding the portion of interest thereon, as of March 31, 2005 and 2004 was as follows:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2005	2004	**2005**
Finance leases:			
Due within one year	**¥ 6,989**	¥ 7,663	**$ 65,081**
Due after one year	**13,189**	13,947	**122,814**
	¥20,178	¥21,610	**$187,895**
Operating leases:			
Due within one year	**¥ 4,097**	¥ 4,161	**$ 38,151**
Due after one year	**5,163**	4,502	**48,077**
	¥ 9,260	¥ 8,663	**$ 86,228**

19. Contingent Liabilities

Contingent liabilities as of March 31, 2005 and 2004 were as follows:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2005	2004	**2005**
Trade notes receivable discounted with banks	**¥ —**	¥ 23	**$ —**
As guarantor of the indebtedness from financial institutes	**40,408**	38,031	**376,273**

20. Derivative Financial Instruments

In the normal course of business, the Company and consolidated subsidiaries employ derivative financial instruments, including foreign exchange forward contracts, foreign currency options and interest rate swaps, to manage their exposure to fluctuations in foreign currency exchange rates and interest rates. The Company and consolidated subsidiaries do not use derivatives for speculative or trading purposes.

Fair value information of the derivative financial instruments as of March 31, 2005 and 2004 was as follows:

(1) Foreign currency contracts:

(a) As of March 31, 2005:

	Millions of yen			*Thousands of U.S. dollars*		
	Contract amount	*Fair value*	*Valuation gains (losses)*	*Contract amount*	*Fair value*	*Valuation gains (losses)*
Foreign exchange forward contracts:						
Sell—						
U.S. dollar	**¥100,153**	**¥102,393**	**¥(2,240)**	**$932,610**	**$953,469**	**$(20,859)**
Euro	**8,906**	**8,979**	**(73)**	**82,931**	**83,611**	**(680)**
CAN dollar	**6,183**	**6,438**	**(255)**	**57,575**	**59,950**	**(2,375)**
Buy—						
U.S. dollar	**20,021**	**20,274**	**253**	**186,433**	**188,789**	**2,356**
Foreign currency options contracts:						
Sell—						
Call U.S. dollar	**26,843**			**249,958**		
	[419]	**841**	**(422)**	**[3,902]**	**7,831**	**(3,929)**
Call Euro	**690**			**6,425**		
	[13]	**7**	**6**	**[121]**	**65**	**56**
Call CAN dollar	**855**			**7,962**		
	[7]	**28**	**(21)**	**[65]**	**261**	**(196)**
Buy—						
Put U.S. dollar	**21,626**			**201,378**		
	[336]	**133**	**(203)**	**[3,129]**	**1,238**	**(1,891)**
Put Euro	**675**			**6,286**		
	[13]	**1**	**(12)**	**[121]**	**9**	**(112)**
Put CAN dollar	**855**			**7,962**		
	[6]	**2**	**(4)**	**[56]**	**19**	**(37)**

(b) As of March 31, 2004:

			Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
Foreign currency options contracts:			
Sell—			
Call U.S. dollar	¥29,726		
	[398]	¥ 93	¥305
Buy—			
Put U.S. dollar	29,571		
	[398]	255	(143)

Note: The amounts in [brackets] are the carrying amounts of the premium on the option recorded as other current assets or liabilities.

(2) Interest rate contracts:

(a) As of March 31, 2005:
None.

(b) As of March 31, 2004:

			Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
Interest swap contracts:			
Receive floating rate			
pay fixed rate	¥5,300	¥(74)	¥(74)

The method to determine fair value is based on quotations obtained from financial institutions.

Derivative financial instruments that qualify as a hedge and are accounted for using the deferred hedge accounting method are excluded from the above table according to the disclosure requirements.

21. Segment Information

Information by industry segment

The Company and consolidated subsidiaries operate principally in four industry segments: automobiles, industrial products, aerospace and other business fields (including eco-related equipment).

A summary of net sales, operating income, assets, depreciation/amortization expenses and capital expenditures by industry segments for the years ended March 31, 2005, 2004 and 2003 was shown below:

Net sales:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2005	2004	2003	**2005**
Net sales:				
Automobiles—				
Outside customers	**¥1,319,603**	¥1,316,951	¥1,229,807	**$12,287,950**
Intersegment	**4,069**	3,847	3,231	**37,890**
Subtotal	**1,323,672**	1,320,798	1,233,038	**12,325,840**
Industrial products—				
Outside customers	**46,814**	42,257	41,586	**435,925**
Intersegment	**307**	333	75	**2,859**
Subtotal	**47,121**	42,590	41,661	**438,784**
Aerospace—				
Outside customers	**59,434**	56,632	63,009	**553,441**
Intersegment	**40**	218	76	**372**
Subtotal	**59,474**	56,850	63,085	**553,813**
Other—				
Outside customers	**20,640**	23,611	37,935	**192,196**
Intersegment	**2,994**	3,284	3,526	**27,880**
Subtotal	**23,634**	26,895	41,461	**220,076**
Total	**1,453,901**	1,447,133	1,379,245	**13,538,513**
Corporate and elimination	**(7,410)**	(7,682)	(6,908)	**(69,000)**
Consolidated total	**¥1,446,491**	¥1,439,451	¥1,372,337	**$13,469,513**

Segment profit or loss:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2005	2004	2003	**2005**
Operating income (loss):				
Automobiles	**¥40,942**	¥52,114	¥67,307	**$381,246**
Industrial products	**849**	(299)	(866)	**7,906**
Aerospace	**195**	(327)	3,359	**1,816**
Other	**(590)**	(1,482)	(3,114)	**(5,494)**
Total	**41,396**	50,006	66,686	**385,474**
Corporate and elimination	**621**	318	835	**5,782**
Consolidated total	**¥42,017**	¥50,324	¥67,521	**$391,256**

Assets:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2005	2004	2003	**2005**
Total assets:				
Automobiles	**¥1,136,372**	¥1,139,138	¥1,140,525	**$10,581,730**
Industrial products	**57,611**	57,432	55,793	**536,465**
Aerospace	**127,548**	109,684	101,130	**1,187,709**
Other	**74,449**	76,695	75,360	**693,258**
Total	**1,395,980**	1,382,949	1,372,808	**12,999,162**
Corporate and elimination	**(38,521)**	(33,222)	(28,736)	**(358,702)**
Consolidated total	**¥1,357,459**	¥1,349,727	¥1,344,072	**$12,640,460**

Other significant items:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2005	2004	2003	**2005**
Depreciation/amortization expenses:				
Automobiles	**¥ 64,630**	¥ 65,486	¥ 61,743	**$ 601,825**
Industrial products	**1,999**	2,115	2,133	**18,615**
Aerospace	**1,912**	1,712	1,772	**17,804**
Other	**2,469**	1,799	2,248	**22,991**
Total	**71,010**	71,112	67,896	**661,235**
Corporate and elimination	**—**	—	—	**—**
Consolidated total	**¥ 71,010**	¥ 71,112	¥ 67,896	**$ 661,235**
Capital expenditures for segment assets:				
Automobiles	**¥135,972**	¥118,591	¥111,584	**$1,266,151**
Industrial products	**1,013**	852	3,551	**9,433**
Aerospace	**2,614**	2,893	1,284	**24,341**
Other	**8,160**	5,690	3,004	**75,985**
Total	**147,759**	128,026	119,423	**1,375,910**
Corporate and elimination	**—**	—	—	**—**
Consolidated total	**¥147,759**	¥128,026	¥119,423	**$1,375,910**

Notes: 1. Definition of business segments:

Business segments are defined based on product line and market.

2. Main products by each business segment:

Business Segment	Main Products
Automobiles	Legacy, Impressa, Forester, R1, R2, Pleo, Samber
Industrial products	Robin engine, power generators, pumps
Aerospace	Aircraft, parts of space-related devices
Other	Garbage collection vehicles, specialized vehicles, real estate leasing

3. All operating costs and expenses are allocated to each business segment.

4. All figures in corporate and elimination represent elimination.

5. "Rail cars" and "buses" are excluded from the main products of the Other segment as a result of the termination of the operation of Bus and Train Production by March 31, 2003.

6. "Houses" are excluded from the main products of the Other segment as a result of the transfer of the business to a non-consolidated subsidiary, which is accounted for by the equity method, on April 1, 2004.

7. Changes of accounting policies:

(Fiscal 2005)

Method of hedge accounting

As stated in the "Summary of Significant Accounting Policies," the Company stopped applying hedge accounting from the fiscal year 2005. As a result of this change, net sales and operating income increased by ¥133 million (US$1,238 thousand) in the Automobile segment and ¥8 million (US$74 thousand) in the Industrial Products segment as compared with the amounts resulting from the application of the previous hedge accounting policy.

(Fiscal 2004)

Revenue recognition

The Company changed the revenue recognition policy for the Aerospace division's production contracts with the production term exceeding one year and the amount of each contract exceeding ¥5,000 million, from the delivery basis to the percentage-of-completion method from the fiscal year ended March 31, 2004. As a result of the change, in the Aerospace segment, net sales increased by ¥4,013 million and operating income increased by ¥231 million as compared with amounts resulting from the application of the previous policy.

(Fiscal 2003)

None.

8. The introduction of the "Corporation Size-Based Enterprise Tax System":

As stated in the "Summary of Significant Accounting Policies," the "Corporation Size-Based Enterprise Tax System" for enterprise taxes was introduced from the fiscal year ended March 31, 2005. As a result, operating expenses increased by ¥881 million (US$8,204 thousand) in the Automobile segment, ¥46 million (US$428 thousand) in the Industrial Products segment , ¥61 million (US$568 thousand) in the Aerospace segment and ¥21 million (US$196 thousand) in the Other segment, and operating income decreased by the same amount as compared with the previous fiscal year.

Information by geographic area

A summary of net sales, operating income and assets by geographic area for the years ended March 31, 2005, 2004 and 2003 was shown below:

Net sales:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2005	2004	2003	**2005**
Net sales:				
Japan—				
Outside customers	**¥ 886,793**	¥ 840,330	¥ 786,257	**$ 8,257,687**
Intersegment	**241,860**	263,260	295,900	**2,252,165**
Subtotal	**1,128,653**	1,103,590	1,082,157	**10,509,852**
North America—				
Outside customers	**544,753**	590,271	582,326	**5,072,661**
Intersegment	**2,027**	1,692	1,971	**18,875**
Subtotal	**546,780**	591,963	584,297	**5,091,536**
Other—				
Outside customers	**14,945**	8,850	3,754	**139,166**
Intersegment	**391**	344	231	**3,641**
Subtotal	**15,336**	9,194	3,985	**142,807**
Total	**1,690,769**	1,704,747	1,670,439	**15,744,195**
Corporate and elimination	**(244,278)**	(265,296)	(298,102)	**(2,274,682)**
Consolidated total	**¥1,446,491**	¥1,439,451	¥1,372,337	**$13,469,513**

Segment profit or loss:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2005	2004	2003	**2005**
Operating income:				
Japan	**¥40,517**	¥37,670	¥57,136	**$377,288**
North America	**(6,678)**	1,071	15,824	**(62,185)**
Other	**367**	259	127	**3,418**
Total	**34,206**	39,000	73,087	**318,521**
Corporate and elimination	**7,811**	11,324	(5,566)	**72,735**
Consolidated total	**¥42,017**	¥50,324	¥67,521	**$391,256**

Assets:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2005	2004	2003	**2005**
Assets:				
Japan	**¥1,080,303**	¥1,077,341	¥1,020,224	**$10,059,624**
North America	**307,858**	309,842	373,125	**2,866,729**
Other	**2,439**	2,102	1,141	**22,711**
Total	**1,390,600**	1,389,285	1,394,490	**12,949,064**
Corporate and elimination	**(33,141)**	(39,558)	(50,418)	**(308,604)**
Consolidated total	**¥1,357,459**	¥1,349,727	¥1,344,072	**$12,640,460**

Notes: 1. Geographic areas are based on geographical proximity.

2. Principal countries or districts in each geographic area:

North America: United States and Canada

Other: Europe

3. All operating costs and expenses are allocated to each segment.

4. All figures in corporate and elimination represent elimination.

5. Changes of accounting policies:

(Fiscal 2005)

Method of hedge accounting

As stated in the "Summary of Significant Accounting Policies," the Company stopped applying hedge accounting from the fiscal year 2005. As a result of this change, net sales and operating income increased by ¥141 million (US$1,313 thousand) in the Japan segment as compared with amounts resulting from the application of the previous hedge accounting policy.

(Fiscal 2004)

Revenue recognition

The Company changed the revenue recognition policy for the Aerospace division's production contracts with the production term exceeding one year and the amount of each contract exceeding ¥5,000 million, from the delivery basis to the percentage-of-completion method from the fiscal year ended March 31, 2004. As a result of the change, in the Japan segment, net sales increased by ¥4,013 million and operating income increased by ¥231 million as compared with amounts resulting from the application of the previous policy.

(Fiscal 2003)

None.

6. The introduction of the "Corporation Size-Based Enterprise Tax System":

As stated in the "Summary of Significant Accounting Policies," the "Corporation Size-Based Enterprise Tax System" for enterprise taxes was introduced from the fiscal year ended March 31, 2005. As a result, operating expense increased by ¥1,009 million (US$9,396 thousand) in the Japan segment and operating income decreased by the same amount as compared with the previous fiscal year.

Overseas sales

Overseas sales for the years ended March 31, 2005, 2004 and 2003 were summarized as follows:

	Millions of yen		Millions of yen		Millions of yen		Thousands of U.S. dollars
	2005		2004		2003		**2005**
Overseas sales:							
North America	**¥ 593,249**	**41.0%**	¥ 624,372	43.4%	¥ 622,783	45.4%	**$ 5,524,248**
Europe	**117,826**	**8.2**	101,049	7.0	72,841	5.3	**1,097,178**
Other	**108,357**	**7.5**	86,113	6.0	77,453	5.6	**1,009,005**
Total	**¥ 819,432**	**56.7%**	¥ 811,534	56.4%	¥ 773,077	56.3%	**$ 7,630,431**
Consolidated net sales	**¥1,446,491**	**100.0%**	¥1,439,451	100.0%	¥1,372,337	100.0%	**$13,469,513**

Notes: 1. Geographic areas are based on geographical proximity.

2. Principal countries or districts in each geographic area:

North America: United States and Canada

Europe: Germany, Switzerland and England

Other: Australia

3. Overseas sales are sales outside of Japan by the Company and consolidated subsidiaries.

4. Changes of accounting policies:

(Fiscal 2005)

Method of hedge accounting

As stated in the "Summary of Significant Accounting Policies," the Company stopped applying hedge accounting from the fiscal year 2005. As a result of this change, net sales increased by ¥56 million (US$521 thousand) in the North America segment and ¥85 million (US$792 thousand) in the Europe segment as compared with amounts resulting from the application of the previous hedge accounting policy.

(Fiscal 2004)

None.

(Fiscal 2003)

None.

Independent Auditors' Report

To the Board of Directors of
FUJI HEAVY INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of FUJI HEAVY INDUSTRIES LTD. ("the Company") and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2005, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.

(1) As discussed in Note 2 to the consolidated financial statements, the Company stopped applying the hedge accounting for foreign exchange contracts in fiscal year 2005.

(2) As discussed in Note 2 to the consolidated financial statements, the Company changed the method of the revenue recognition policy for Aerospace Division's production contracts in fiscal year 2004.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 24, 2005

Consolidated Subsidiaries and Affiliates (As of March 31, 2005)

JAPAN

Fuji Robin Industries Ltd. (58.1%)
Manufacture, service, and sales of agricultural/forestry equipment, engines, fire pumps, and related parts
http://www5.mediagalaxy.co.jp/fujirobin/

Fuji Machinery Co., Ltd. (69.5%)
Manufacture and sales of automobile parts and industrial product parts
http://www.fuji-machinery.co.jp/

Ichitan Co., Ltd. (51.0%)
Manufacture and sales of forged automobile/industrial product parts
http://www.ichitan.co.jp/

Kiryu Industrial Co., Ltd. (97.5%)
Manufacture of Subaru specially equipped automobiles and distribution of Subaru automobile parts
http://www.kiryu-kougyo.co.jp/

Subaru Kosan Co., Ltd. (100.0%)
Sales and leasing of real estate and travel agency operations

Subaru UI Co., Ltd. (100.0%)
Refurbishment, distribution, and sales of used Subaru automobiles
http://www.subaru-ui.jp/

FICS Corporation (100.0%)
Distribution and service of Volvo automobiles

Subaru Finance Co., Ltd. (100.0%)
Leasing and rental of Subaru automobiles and equipment and credit, financing, accounting service, and sales of insurance
http://www.subaru-finance.co.jp/

Yusoki Kogyo K.K. (100.0%)
Manufacture and sales of parts for crane trucks and aerospace
http://www.yusoki.co.jp/

TOKYO SUBARU INC. (100.0%)
and 39 other dealerships
Distribution, sales, and service of Subaru automobiles
http://www.tokyo-subaru.co.jp/

OVERSEAS

Subaru of America, Inc. (100.0%)
and 10 subsidiaries
Subaru Plaza, 2235 Route 70 West, Cherry Hill, NJ 08002, U.S.A.
Phone: +1-856-488-8500
Fax: +1-856-488-3137
Distribution and sales of Subaru automobiles and parts
http://www.subaru.com/

Fuji Heavy Industries U.S.A. Inc. (100.0%)
and one subsidiary
c/o Subaru of America, Inc.
Subaru Plaza, 2235 Route 70 West, Cherry Hill, NJ 08002, U.S.A.
Phone: +1-856-488-8532
Fax: +1-856-488-9279
Distribution and sales of Subaru automobiles and parts to foreign countries

Subaru Research & Development, Inc.
3995 Research Park Drive, Ann Arbor, MI 48108, U.S.A.
Phone: +1-734-623-0075
Fax: +1-734-623-0076
Research and development of automobiles

Subaru of Indiana Automotive, Inc. (100.0%)
and one subsidiary
5500 State Road 38 East, Lafayette, IN 47905, U.S.A.
Phone: +1-765-449-1111
Fax: +1-765-449-6952
Manufacture of Subaru automobiles
http://www.subaru-sia.com/

Subaru of Taiwan Co., Ltd. (80.0%)
8F-1, No. 100, Sec. 2, Chung Hsiao E. Rd.,
Taipei, Taiwan
Phone: +886-2-8866-6630
Fax: +886-2-2832-4021
http://www.subaru-sot.com.tw/

Subaru Canada, Inc. (100.0%)
and one subsidiary
560 Suffolk Court, Mississauga, Ontario, Canada L5R 4J7
Phone: +1-905-568-4959
Fax: +1-905-568-8087
Distribution and sales of Subaru automobiles and parts
http://www.subaru.ca/

Subaru Europe N.V./S.A. (100.0%)
Hermesstraat 6C, 1930 Nossegem-Zaventem, Belgium
Phone: +32-2-714-0400
Fax: +32-2-725-7792
Distribution, sales and marketing of automobiles, parts and accessories

Robin Manufacturing U.S.A., Inc. (60.0%)
1201 Industrial Road, Hudson, WI 54016, U.S.A.
Phone: +1-715-381-5902
Fax: +1-715-381-5901
Manufacture and sales of general-purpose, four-wheel buggy and golf cart engines

Investor Information (As of March 31, 2005)

Head Office
Subaru Building, 7-2, Nishi-Shinjuku 1-chome, Shinjuku-ku,
Tokyo 160-8316, Japan
Phone: +81-3-3347-2111
Fax +81-3-3347-2338

Investor Relations Office
Subaru Building, 7-2, Nishi-Shinjuku 1-chome, Shinjuku-ku,
Tokyo 160-8316, Japan
Phone: +81-3-3347-2655
Fax: +81-3-3347-2295

Established
July 15, 1953

Paid-in Capital
¥153,795 million

Number of Shareholders
46,007

Number of Common Stock Issued and Outstanding
782,865,873

Domestic Manufacturing Divisions
Gunma Manufacturing Division (Automobile Division)
Utsunomiya Manufacturing Division (Aerospace Division and Eco technologies Division)
Saitama Manufacturing Division (Industrial Products Division)

Major Shareholders
General Motors of Canada Limited
Japan Trustee Services Bank, Ltd.
The Chase Manhattan Bank, N.A. London
The Master Trust Bank of Japan, Ltd.
Mizuho Corporate Bank, Ltd.
Depositary Nominees Inc.
Nippon Life Insurance Company
Suzuki Motor Corporation
Sompo Japan Insurance Inc.
Northern Trust Company (AVFC) Sub-account American Client

Stock Listings
Tokyo Stock Exchange

Transfer Agent
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo 103-8670, Japan

Web Site Address
http://www.fhi.co.jp/english/

Quarterly Common Stock Price Range (Tokyo Stock Exchange)


(Yen)
1200
1000
800
600
400
200
0

FY	2001	2002	2003	2004	**2005**
High	¥925	¥944	¥712	¥668	**¥627**
Low	608	471	362	414	**462**

FUJI HEAVY INDUSTRIES LTD.
Subaru Building, 7-2, Nishi-Shinjuku 1-chome,
Shinjuku-ku, Tokyo 160-8316, Japan
http://www.fhi.co.jp/english/


PRINTED WITH
SOY INK

Printed on recycled paper in Japan



Attachment 2

2005

Environmental & Social Report


SUBARU


Contents

TOPICS 2004

Activities in Affiliated Companies-overseas- (p.50)



SCI (Subaru Canada, Inc., a Subaru sales base in Canada) and SOA (Subaru of America, Inc., a U.S. Subaru sales base) each strove to establish an environmental management system. These efforts led to their acquisition of ISO 14001 certification in January and February of 2005, respectively.

Development Phase/Products (p. 22)



In January 2005, FHI launched the new Subaru R1 mini car, in which the best environmental performance in the class (24 km/L) and excellent running performance were simultaneously realized. The Subaru R1 achieved exhaust emissions 50% less than required by the 2005 standards and 5% above the 2010 fuel economy standards of the Ministry of Land, Infrastructure and Transport.

Production Stage (p.36)



The Utsunomiya Manufacturing Division (Eco Technologies Company and Aerospace Company) started to operate the 6000 kW class natural gas engine cogeneration system in February 2005 to further promote our endeavors toward prevention of global warming.

Social Involvement (p. 65)



On July 6, we convened the Subaru Environmental Exchange Meeting as a part of the class for fifth grade students from Ohta City Niragawa Nishi Elementary School. The meeting included a film screening, experiment, and quiz, which were very popular with the students.

Social Report

Data

◆ In this 2005 Environmental & Social Report, the following items have been added to the existing contents of the 2004 report:

1. For sustainable development, corporate activities for social responsibility (CSR) are increasingly required. We summarized our approach to CSR activities.
2. We summarized major topics in fiscal 2004 in the contents page.

Introduction

◆ About This Environmental & Social Report

● Range of the report

This report mainly contains the achievements of environmental conservation and social activities (compliance, relationship with customers, relationship with employees, social involvement, etc.) carried out in fiscal 2004 (April 2004 through March 2005). Achievements in early fiscal 2005 are also included for informational purposes.

This report mainly covers the activities of FHI's business operations in Japan. To introduce its group activities, the performances of six domestic consolidated manufacturing and logistics companies, which are considered to have greater environmental impacts, are also mentioned. Activities of the North American Environment Committee, which are composed of five affiliated companies in North America, are also noted.

● Guidelines referenced

- "Environmental Report Guidelines (2000 and 2003)" by the Ministry of the Environment
- "Environmental Accounting Guidelines (2000, 2002 and 2005)" by the Ministry of the Environment

● Next Issue

- Our previous Environmental Report was issued in June 2004. The next report will be published in the summer of 2006.

Top Message

A Company with a Strong, Appealing Presence



Thank you very much for your interest in the Fuji Heavy Industries (FHI) Environmental and Social Report. Recently, CSR (corporate social responsibility) has become as widespread among the general public as it has in the business community. Acknowledging that CSR is fundamental to our business activities, Fuji Heavy Industries (Subaru) believes that it is our mission to benefit society as a good corporate citizen by actively working to improve the health of the environment , ensure compliance, and contribute to society.

We developed CSR Policies in order to organize the current activities and approaches in each segment and to point our corporate vector in the right direction for the achievement of greater performance. Based on the CSR Policies, we will ensure that each activity responds to the expectations of society, with the goal of becoming *a company with a strong, appealing presence.* To address environmental issues, we set our management goal to *become an eco-friendly, excellent company.* Based on the idea of offering our customers clean products from a system of environmentally clean factories, logistics networks, and distributors, we have been strenuously working to conserve the global environment by developing a new voluntary plan for the environment called the FHI Environmental Conservation Program (Fiscal 2002-2006). We have achieved outstanding results to date, particularly in waste reduction and energy conservation in the production stage.

Since the Kyoto Protocol became effective this February, further reduction of CO_2 is required in industry, transportation, and consumer goods. As a result of our voluntary plan for the environment, we have reduced CO_2 levels even more than we planned by promoting energy conservation at the plants and by introducing a natural gas cogeneration system. We will continue efforts to meet the demands from the government for further reductions. Regarding our main product-the automobile-,we are working to reduce CO_2 emissions by improving fuel economy through weight reduction technologies. For products other than automobiles, we are working to reduce CO_2 emissions by using fuel-efficient general-purpose engines and wind turbine generator systems.

In January 2005, the Law on Recycling End-of-Life Vehicles came into force. We are not only promoting the recycling of resources in accordance with the law but are also developing products that are easier to recycle.

To make all these environmental activities more effective, we are advancing the establishment of an environmental management system (ISO 14001). All our business sites, including the head office and domestic and overseas affiliated manufacturing plants, have already obtained ISO 14001 certification. Thus, we are promoting the establishment of the same system for both domestic and overseas Subaru dealerships.

In conclusion, with the belief that each activity covered in this report is indispensable for the creation of a sustainable society and for the future of FHI itself, we fully intend to live up to everyone's expectations.

K. Takenaka.

Kyoji Takenaka
President and CEO



Our Efforts to Address Environmental Problems

Businesses are responsible for responding to the needs of customers through direct business activities, not only by providing products and services, but also through a wide range of business activities, including compliance with laws and regulations, environmental preservation, protection of human rights, and protection of consumers. We have continually worked to fulfill such social responsibilities and to contribute to the creation of business values. We acknowledge that environmental efforts in particular are issues of great significance, as we can make contributions to the sound development of society by working toward the preservation of the global environment.

Looking Back on the Activities of FY 2004

Further progress was made in building establishing the EMS*1 when our affiliated companies, including Subaru dealerships and domestic and overseas group companies, obtained ISO 14001 certification as a result of promoting the extension of certification to other business sites. In the area of products, we released a new mini car, the Subaru R1, which is characterized by superb driving performance and outstanding fuel economy. Moreover, in the production phase, each business site in our group implemented countermeasures against global warming, such as the introduction of a natural gas cogeneration system in the Utsunomiya Manufacturing Division. Thus, CO_2 emissions from business sites decreased by approximately 1.7% compared to last year.

As chairman of the Corporate Environment Committee,*2 I visited each business site and specialized committee in February and March in accordance with the Environmental Performance Assessment System,*3 which is a system we developed to check on the environmental activities of each division. As a result of hearings on their current environmental activities, I confirmed that overall environmental activities are making good progress. However, we will make further efforts toward continuous improvement, since in some areas there seemed to be room for improvement to reach our goals.

Keeping All Stages Clean

The Law on Recycling End-of-Life Vehicles came into force in January, and the Kyoto Protocol came into effect in February. Our responsibility as a manufacturer is increasing. We will continue to focus our efforts on developing products that remain environmentally friendly throughout their lifecycles, including the development of products that are easier to recycle, improvement of fuel economy and emission performance, and reduction of substances with an environmental impact. Also in the production stage, we will further accelerate our efforts toward energy conservation, reduction of CO_2 emissions, and waste reduction. We will continue to work on the reduction of environmental burden in every stage from procurement through suppliers, shipment of products, sales and services, to disposal (recycling) of used products. We will promote these activities as the Fuji Heavy Industries Group, including domestic and overseas affiliates.

As businesses are expected to actively practice social responsibility, this Environmental and Social Report contains coverage about the societal impact. We would appreciate your feedback to help us improve our reports in the future.

H. Suzuki

Senior Executive Vice President
(Responsible for the environment)

*1 EMS:Environmental Management System
*2 See page 11 for information on the Corporate Environmental Committee
*3 See page 13 for information on the Environment Performance Assessment System

◆ Subaru Environment Logo



In June 2005, we created the Subaru Groups environment logo. The environment logo has a leaf at the center, with green earth and blue sky to represent the globe. Into this logo, we incorporated our determination to actively work on *providing products that are friendly to the earth, society, and people*, which is stated in the FHI Environment Policy.

Subaru Group recognizes the integral relationship between the environment and its business activities, and strives to provide products that are friendly to the earth, society, and people. Subaru Group is protecting the environment to ensure our future.

Corporate Overview

Name Fuji Heavy Industries Ltd.
Established July 15, 1953
Paid-in capital 153.7 billion yen (as of March 31, 2005)
Employees (Consolidated) 26,989 (as of March 31, 2005)
(Non-consolidated) 13,983 (as of March 31, 2005)
Head Office 7-2 Nishi-shinjuku 1-chome, Shinjuku-ku, Tokyo 160-8316 Japan
TEL: 03-3347 for every division (dial information 03-3347-2111)
Sales (Consolidated) 1446.5 billion yen (for the fiscal year ended March 31, 2005)
(Non-consolidated) 949.5 billion yen (for the fiscal year ended March 31, 2005)

Principal manufacturing locations and products

Gunma Manufacturing Division (Ohta City, Isesaki City, and others, Gunma Prefecture, etc.)
Legacy, Impreza, Forester, R1, R2, Pleo, Sambar
Utsunomiya Manufacturing Division (Utsunomiya City, Tochigi Prefecture)
Aircraft, aerospace-related machinery components, environmental equipment
Industrial Products Company (Kitamoto City, Saitama Prefecture)
Robin-engines, engine electrical generators, pumps

Locations

Note: Locations of major facilities of Fuji Heavy Industries Ltd. and affiliated companies mentioned in this report are shown below.

Japan



Gunma Prefecture
Tochigi Prefecture
Utsunomiya Manufacturing Division
Isesaki Plant
Gunma Manufacturing Division
Industrial Products Company
Saitama Prefecture
Tokyo Office
Head Office
Aichi Prefecture
Shizuoka Prefecture
Handa Plant of Utsunomiya Manufacturing Division
Fuji Heavy Industries Ltd.
Affiliated companies

Company name	Location	Business
① Fuji Robin Industries Ltd.	Numazu City, Shizuoka Prefecture	Manufacture, service, and sales of agricultural/forestry equipment, engines, and fire pumps
② Yusoki Kogyo K.K.	Handa City, Aichi Prefecture	Manufacture and sales of aerospace-related machinery components and crane trucks,etc.
③ Fuji Machinery Co., Ltd.	Maebashi City, Gunma Prefecture	Manufacture and sales of car parts, industrial machinery, and agricultural transmissions
④ Ichitan Co., Ltd.	Ota City, Gunma Prefecture	Manufacture and sales of forged parts for automobiles and industrial machinery
⑤ Kiryu Industrial Co., Ltd	Kiryu City, Gunma Prefecture	Manufacture of specially equipped Subaru automobiles and logistics control of Subaru automobile parts
⑥ Subaru Logistics Co., Ltd.	Ohta City, Gunma Prefecture	Logistics and logistics-related operation of Subaru automobiles, parts, and supplies

North America



Canada
RMI
SCI
SOA
SRD
SIA
United States

Company name	Location	Business
① SIA *1	Lafayette, Indiana	Production base for Subaru in the U.S.A.
② SOA *2	Cherry Hill, New Jersey	Distribution base for Subaru in the U.S.A.
③ SCI *3	Mississauga, Ontario	Distribution base for Subaru in Canada
④ SRD *4	Ann Arbor, Michigan	Research and development base for automobiles in the U.S.A.
⑤ RMI *5	Hudson, Wisconsin	Production base for general-purpose engines in the U.S.A.

* 1 SIA : Subaru of Indiana Automotive, Inc. * 2 SOA : Subaru of America, Inc. * 3 SCI : Subaru Canada, Inc.
* 4 SRD : Subaru Research & Development, Inc. * 5 RMI : Robin Manufacturing U.S.A., Inc.

Economic Indicators

■ Trends in sales and current profit (consolidated)



Sales
Current profit
Overseas sales (breakdown by sales)
(Billions of yen)
(Billions of yen)
1311.8
1362.4
1372.3
1439.4
1446.5
623.6
731.2
773.0
811.5
819.4
71.5
78.2
58.5
56.6
43.6
Sales
Current profit
2000
2001
2002
2003
2004

Note: Amounts less than ¥0.1 billion are omitted (Fiscal year)

■ Trends in sales volume (consolidated)



Domestic
Overseas
(Thousand)
560
270
290
543
279
264
540
295
245
551
306
245
582
328
254
Sales volume
2000
2001
2002
2003
2004
(Fiscal year)

■ Trends in sales and current profit (non-consolidated)



Sales
Current profit
Overseas sales (breakdown by sales)
(Billions of yen)
(Billions of yen)
923.1
921.7
912.2
936.9
949.5
394.9
449.0
479.6
472.0
497.1
54.4
65.0
46.4
28.4
31.3
Sales
Current profit
2000
2001
2002
2003
2004

Note: Amounts less than ¥0.1 billion are omitted (Fiscal year)

■ Net sales breakdown by division (non-consolidated)



Eco Technologies Company
¥6.5 billion (0.7%)
Industrial Products Company
¥38.9 billion (4.1%)
Aerospace Company
¥59.4 billion (6.2%)
Fiscal 2004
¥949.5 billion
Automotive
¥844.7 billion
(89.0%)

Note: Figures are rounded off to the nearest ¥0.1 billion

■ Trends in paid-in capital



(Billions of yen)
144.4
144.4
144.4
153.7
153.7
2001
2002
2003
2004
2005 (Year)

Note 1: Amounts less than ¥0.1 billion are omitted
Note 2: Amounts at the end of March every year

■ Trends in the number of employees (non-consolidated)



(Employees)
14,849
14,601
14,359
14,189
13,983
2000
2001
2002
2003
2004
(Fiscal year)

■ Trends in capital investment and test/research cost (non-consolidated)



(Billions of yen)
Capital investment
Test/research cost
26.0
46.1
42.6
54.5
34.6
59.8
32.7
57.3
25.6
52.8
2000
2001
2002
2003
2004
(Fiscal year)

Corporate philosophy

The manufacturing principles of Fuji Heavy Industries Ltd. are built on the tradition of aircraft manufacture established by Nakajima Aircraft, the predecessor of FHI. The DNA of our company consists of *pursuit of the best performance*, the fundamental concepts for designing aircraft, *a concentrated, lean package* to materialize it, and *thorough implementation of safe operations under all environments.* While maintaining an emphasis on these principles, we will strive to develop new values and actively work on environmental problems and compliance issues while treasuring our tradition, so that FHI will be able to provide customers and other stakeholders with more satisfaction and reliance, and subsequently coexist in harmony with society.

1. ***We will strive to create advanced technology on an ongoing basis and provide consumers with distinctive products with the highest level of quality and customers satisfaction.***
2. ***We will aim to continuously promote harmony between people, society, and the environment while contributing to the prosperity of society.***
3. ***We will look to the future with a global perspective and aim to foster a vibrant, progressive company.***

We Aim to Become What We Want to Be

We have been striving to move into our ideal picture of *a company with a strong, appealing presence* and develop new values. To achieve the goals, FHI reviewed the two-year plan from fiscal 2005 of the mid-term management plan, Fuji Dynamic Revolution 1, formulated the Revision FDR-1, and started new approaches. In accordance with Revision FDR-1, we aim to *evolve strategies for Subaru's unique premium brand* in order to increase profitability and, at the same time, strive to provide all customers with *pleasure and a sense of security when driving* any car by integrating a higher level of Safety and Environment into Driving. It is our dream and desire to establish a Subaru brand loved and supported by customers all around the world and become a model company where employees work with pride. With these in mind, we will carry our activities forward steadily and make the most of our premium values in every business area, including automobiles, as a company which continues to evolve for the future.

Corporate Code of Conduct

FHI set down a corporate code of conduct to comply with laws and regulations and to fulfill its social responsibilities, based on our corporate philosophy. We will continue to strive to become a company loved by all and contribute to making society more affluent by respecting individuals and the corporate code of conduct and acting on the same sense of values.

1. ***We will develop and provide creative products and services while paying sufficient attention to the environment and safety.***
2. ***We will respect the rights and characteristics of individuals.***
3. ***We will promote harmony with society and contribute to the prosperity of society.***
4. ***We will meet social norms and act honestly and fairly.***
5. ***We will maintain global perspective and aim to be in harmony with international society.***

FHI's philosophy concerning CSR

CSR is a corporate responsibility for promoting their business activities as members of society. FHI believes that the Corporate Philosophy is the CSR Policy, or in other words, acknowledging that CSR is a reflection of our corporate philosophy and fundamental to our business activities.

CSR Activities

FHI has been actively working on a variety of issues, including corporate governance, environment, and compliance as its contribution to society.


Shareholders and Investors
Financial Institutions
Education and Research Institutions
Government
Media
Employees
Business partners
NGO and NPO
Local Communities
Customers
Customers and Products
Customer satisfaction is our first priority; we provide the highest quality products and services, as well as contributing to improvement in the economy and social life.
Corporate Governance
We strive to continue to be a company that is trustworthy and meets the expectations of society by clarifying the function of management and executing a transparent, effective, and decent business.
Environment
We acknowledge the deep relationship between the environment and business activities and strive to create products that are friendly to society, its people, and the earth.
Compliance
We carry out open and fair corporate activities in compliance with societal norms, as well as all laws and regulations. FHI behaves as a respected member of society, not only as a corporation, but also as individual officials and employees.
Corporate Code of Conduct
Corporate Philosophy
Social Contribution
We strive to disseminate and develop science and technology, traffic safety, and a vehicle culture and contribute to nurturing those responsible for manufacturing. We contribute to the development of communities and support each employee's contribution to society.
Information disclosure
Information is disclosed promptly, appropriately, impartially, and faithfully to all stakeholders.
Procurement
We provide a broad range of opportunities to many companies domestically and overseas, establish win-win relationships with suppliers based on mutual confidence, and conduct business impartially and fairly.
Employees
FHI promotes the creation of a satisfying work environment, respecting each employee's human rights and individuality, and maintains a healthy, safe workplace.
Stakeholders



Environmental Report

Current global environmental issues have diversified while increasing in significance year by year, particularly in global warming, wastes and recycling, and chemicals. Perceiving the environmental impacts produced through its business activities, FHI has been actively tackling prevention of global warming, conservation of resources and recycling, and chemical-related management. Toward a prosperous future where the global environment will be preserved and sustainable development will be actualized, FHI will continue doing its best to conserve the global environment. FHI aims to become *an eco-friendly, excellent company* that is respected and supported by customers throughout the world, as well as by the local communities.

Environmental Management

FHI started the Environmental Action Project in 1990 and has since taken advanced measures to protect the environment. Currently, we are working harder toward achievement of the goals specified in the FHI Environmental Conservation Program (Fiscal 2002–2006) (New Voluntary Plan for the Environment formulated and released in May 2002). In addition to developing the activities for our domestic and overseas affiliated companies, FHI is trying to reduce the environmental burden as one group.

Environmental Policy

FHI believes that responding to the problems of the global environment is one of the important tasks of management. Based on its corporate philosophy, FHI has established an Environmental Policy, a policy for carrying out environmental conservation. FHI has also established guidelines for specific actions—the Operating Criteria for Environmental Conservation—in order to promote the Policy. Involving all of the employees, FHI is moving its activities forward.

Environmental Policy (Established in April 1998)

FHI recognizes the integral relationship between the environment and its business activities and strives to provide products that are friendly to the earth, society, and people. FHI is protecting the environment to ensure our future.

Operating Criteria for Environmental Conservation

1) FHI is committed to environmental conservation and gives consideration to environmental impacts at every step of product development, design, manufacture, sales, service, and disposal.
2) FHI observes relevant laws regulations and agreements with communities and industries, while also promoting voluntary activities in accordance with its own environmental objectives and targets as determined by the Company.
3) FHI recognizes the importance of continual improvement and efforts to prevent pollution and encourages every employee to act with self-awareness and responsibility.
4) FHI endeavors to raise environmental consciousness by providing educational opportunities for its employees according to their job status and job description.
5) FHI regularly performs audits and inspections to improve its environmental conservation activities.
6) FHI is committed to interacting within the community and engaging in joint activities to further environmental conservation.

Corporate Activities and Environmental Impacts

FHI is a transportation manufacturer focusing on automobiles. Automobiles, which are a convenient and comfortable form of transportation, are now indispensable for living in a modern society. On the other hand, however, automobiles require limited global resources as materials and fuels. Consequently, they emit CO_2, which causes global warming, as well as carbon monoxide (CO), hydrocarbons (HC), and nitrogen oxides (NOx) that pollute the air. We believe that automobiles make life more pleasant and reflect an affluent society but fully understand that automobiles have such disadvantages, as well as advantages. With these in mind, we must work hard for a better future. FHI accepts the task of conserving both the global environment and the benefits of automobiles by considering the environmental impacts and reducing the environmental burden through the lifecycle of development, production, use, disposal, and recycling of automobiles.

□Overall Environmental Burden Concerning FHI


IN
Energy (p. 34)
Water (p. 33)
Energy
Fuel
Fuel
Logistics
FHI
Dealers
Customers
Materials and parts input
Development and design, Procurement, Production
Sales, Services
Use
Recycling of end-of-life vehicles
(Law on Recycling End-of-Life Vehicles)
OUT
CO2 (p. 34)
NOx (p.35)
SOx (p. 35)
Wastes (p. 32)
Chemicals (p. 34)
Wastewater
CO2
PM
NOx
CO2
Wastes
CO2
NOx
CO
HC

*The numbers in parentheses are reference pages in this report regarding usage or discharge.

New Voluntary Plan for the Environment

Under the new voluntary plan for the environment, FHI Environmental Conservation Program (Fiscal 2002-2006) (see p. 19-20), we consider living with society and realizing sustainable development, while improving the environment, as the ideal for FHI, which aims to become a company with a strong, appealing presence. Our goals are to offer our customers clean products from a system of environmentally clean factories, logistics networks, and dealers, in order to contribute to society with our products and to make all the stages clean.

Achievements of the items for which goals were set in fiscal 2004 are indicated in the table below.

□Goals and Achievements in Fiscal 2004

Item	Goals	Achievements	Evaluation	Page in this report
(Clean factories) Green procurement activities	[Automobile Business Unit] Establish EMS at 95% or more of the suppliers	96%	○	p.35

Organization

FHI sets the Corporate Environment Committee, which is chaired by the senior executive vice president and operated by representatives from all of the offices as the core of its environmental conservation activities. The organization determines policies and plans, ascertains results and achievements, and is actively involved in a variety of activities to reduce the environmental burden. The Corporate Environment Committee is composed of specialized committees, the Environment Committees for individual Companies, and the North American Environment Committee. Specialized committees have the necessary subcommittees for promotion of practical activities.

Environmental Management System

FHI acquired ISO 14001 certification in all of its main businesses. In fiscal 2004, the applicability of the certification was expanded to the Subaru Parts Distribution Center (Ohta City) and the Subaru Parts & Accessories Div. (Saitama City). Overseas FHI-affiliated companies, Subaru of America, Inc. (SOA), and Subaru Canada, Inc. (SCI), acquired ISO 14001 certification (see p. 50 for reference). Domestic Subaru dealers, Aomori Subaru Co., Ltd., and Fuji Subaru Co., Ltd., also acquired certification. Including Chiba Subaru, Inc., and Iwate Subaru, Inc., four dealers have now acquired the certification on the Subaru team. FHI will further promote establishment of the EMS.

□Acquired ISO 14001 Certification

Business site		Certification date
Gunma Manufacturing Division	Main Plant	March 24, 1999
	Yajima Plant	
	Ohta North Plant	
	Oizumi Plant	
	Subaru Test & Development Center	
	Isesaki Plant	
	Subaru Parts Distribution Center	
Industrial Products Company		May 21, 1999
Utsunomiya Manufacturing Division (AerospaceCompany Eco Technologies Company) Head Office	Main Plant	July 2, 1999
	South Plant	
	South No. 2 Plant	
	Handa Plant	
Head Office	Shinjuku Business Site	January 19, 2004
	Ohmiya Business Site	
Tokyo Office		January 29, 2004



Corporate Environment Committee
Chairman:
Hiroshi Suzuki, Representative Director of the Board and Senior Executive Vice President
Deputy Chairman:
Yoji Ishimaru, Corporate Senior Vice President
Secretariat:
General Manager of Environmental Affairs Promotion Office
Engineering Environment Committee
Reduction of environmental burden relating to fuel economy of products, exhaust emissions, etc.
Purchasing Environment Committee
Environmental consideration for procurement of parts and materials
Production Environment Committee
Reduction of environmental burden in production activities
Environmental Risk Assessment Committee
Identifying and reducing environmental risks in office facilities
Sales and Service/Logistics Environment Committee
Promotion of environmental conservation activities at dealers and the reduction of the environmental burden in the distribution of our products
Recycling Promotion Committee
Responding to the Law on Recycling End-of-Life Vehicles for the market
Environment Committee for Individual Companies
Promotion of the activities by establishing the Production Environment Working Group, the Environmental Risk Assessment Working Group, the Engineering Environment Working Group, the Purchasing Environment Working Group, the Sales and Service/Logistics Environment Working Group, and the Recycling Promotion Working Group, according to the characteristics of the activities.
North American Environment Committee
Composed of FHI-affiliated companies in North America; reduction of environmental burden in all the processes of product development, procurement, manufacture, sales, service, logistics, and disposal (recycling)
Green Procurement Subcommittee
Green Purchasing Subcommittee
Zero Emissions Subcommittee
Global Warming Prevention Subcommittee
Pollution Prevention Subcommittee
Domestic Affiliated Company Subcommittee
Sales/Service Subcommittee
Logistics Subcommittee
Recycling Engineering Development Subcommittee
Renewable Resources Application Subcommittee
Market Subcommittee

Environmental Audits

FHI implements checks from different aspects to see whether we are progressing toward our voluntary environmental goals as planned and how our activities are going on to achieve the goals.

■Environmental Auditing System



Business site EMS activity
System auditing
Facility auditing
Third party auditing by assessment registration organization
Environmental patrol
Internal environment auditing
Facility environmental assessment
Environmental risk assessment
Compliance auditing
Environmental performance
Environmental performance assessment system

Auditing at Each Business Site

At each business site, we implement internal auditing, and third party auditing by the assessment and registration organization while operating ISO 14001. We also check the environment-related facilities through environmental patrols conducted at the Manufacturing Engineering, Maintenance, and Environment departments.

■Assessments by External ISO 14001 Assessment and Registration Organization

(※)	Type of assessment	Assessment date	Assessment
1)	Regular assessment	May 19–21, 2004	As a result of the follow-up assessment together with ISO 9001, the EMS was regarded as renewable for ISO 14001 certification, although there were minor nonconformities.
	Renewal assessment	February 15–18, 2005	As a result of the assessment, there were no nonconformities. The EMS was regarded as renewable.
2)	Regular assessment	June 21-24, 2004	As a result of the assessment, there were no nonconformities. The achievements of the environmental activities conducted within each department were acceptable so that the EMS was regarded as renewable.
3)	Regular assessment	December 2-3, 2004	As a result of the assessment, there were nonconformities, which did not influence the reliability of the effectiveness of the entire EMS. By taking corrective measures, the EMS was regarded as renewable.
4)	Regular assessment Site expansion assessment	February 2-4, 2005	As a result of the assessment, there were no nonconformities. The EMS was regarded as renewable and expandable to the Ohmiya Business Site (Subaru Parts & Accessories Div.).
5)	Renewal assessment Site expansion assessment	January 24-28, 2005	As a result of the assessment, there were no nonconformities. The EMS was regarded as being operated properly and expandable to the Subaru Parts Distribution Center.

Company-wide Unified Auditing

Environmental Risk Assessment

Oil fuels and chemical materials are used in the manufacturing process and the R&D stage. These, if mistakenly handled or managed, might not only contaminate water and pollute the air, but also harm human health and affect the animal and plant ecosystems. Since fiscal 2001, FHI has implemented the Environmental Risk Assessment under our original assessment criteria for the facilities where these materials are used and stored. By identifying the risks numerically through the assessment, facilities with higher figures are being improved in terms of equipment and management to reduce potential risks. By fiscal 2003, large facilities had been assessed, and their improvements had almost been completed. In fiscal 2004, the risk assessment was conducted, focusing on management of equipment, for an upgrade of standards and education.

■Environmental Risk Assessments and Improvements

Fiscal	Number of risk assessments	Number of cases to be improved	Number of cases improved
2001	325	80	80
2002	795	54	54
2003	371	64	59
2004	290	18	13

■Risk Reduction Process Using Environmental Risk Assessment



Determination of the environmental risk assessment plan
Implementation of the environmental risk assessment plan at business sites
Quantitative assessment of environmental risks
Facilities that earned fewer points than the internal standards
Summary of corporate environmental risk assessment results
Ensuring management
Report of environmental risks to management
➡Approval of risk reduction measures
Implementation of risk reduction measures
Implementation of risk reduction measures

Improved Case

The effluent and rainwater of plants where automobiles have been produced since the time of the Subaru 360 (a mini car called the Ladybug), are released into rivers by way of the separating tank, which has the ability to separate oil from water and to check the pH level. However, there were an experimental facility and a heavy oil tank downstream of some of the separating tanks. If any substance that contaminates the river should leak, it will easily flow out into the river.

(※): 1) Industrial Products Company 2) Utsunomiya Manufacturing Division 3) Tokyo Office 4) Head Office 5) Gunma Manufacturing Division

Therefore, a conveying pump was installed at the end of each conduit in order to convey water to the large oily water separating tank having the automatic neutralizing function. Thus, environmental risks were reduced by this modification.


[Before]
Oily water separating tank
Side ditch
Experimental facility
Oily water separating tank
Side ditch
Heavy oil tank
River
Side ditch
Large oily water separating tank
※With an automatic neutralizing device


[After]
Oily water separating tank
Side ditch
Experimental facility
Conveying pumps (Newly Installed)
Oily water separating tank
Side ditch
Heavy oil tank
River
Side ditch
Large oily water separating tank
※With an automatic neutralizing device

Environmental Risk Assessments at Affiliated Companies

We think that the environmental burden will be reduced drastically by involving affiliated companies of the group in the activities of FHI. Since acquisition of ISO 14001 certification, the related manufacturing affiliates have been making improvements continuously. In fiscal 2004, they introduced our Environmental Risk Assessment to reduce environmental risks in the levels common to the group. This year, 24 environmental facilities were assessed so that 31 improvement items were detected in management and 6 items in facilities. We will constantly implement the assessment for reduction of environmental risks in the entire Subaru Group.

Environmental Risk Assessment Conducted at an Affiliated Company

The following photo shows the checking of environmental risks in the effluent treatment facility at Fuji Robin Industries Ltd., where fire pumps equipped with Robin engines are manufactured. In accordance with the flow of the wastewater treatment, facility risks are assessed, while management risks are checked based on management criteria, records of inspections, emergency measures, and education systems. Consequently, the significance, management factors, and facility factors are assessed with values. To eliminate arbitrariness, the assessment was conducted by three people: one from Fuji Robin Industries Ltd., one from the Industrial Products Company, and one from the Head Office.


Checking the pH meter and the level sensor.


Referring to drawings and data, marks are given.

Environmental Performance Assessment System

The Environmental Performance Assessment System was introduced in fiscal 2002. After each business site and specialized committee implements self-assessment, the officer in charge of the environment, Mr. Suzuki, senior executive vice president, visits each business site to conduct a hearing (and an audit) about the progress of the activities. Thus, we unify our activities with confirmation of the achievements and identification of the measures to take. In fiscal 2004, the assessment was implemented in 292 items. As the radar chart of assessment results shows, improvement has been made since fiscal 2003. We are promoting the activities for further betterment.


Mr.Suzuki,senior executive vice president (second from the front on the left side) visited Industrial Products Company for a hearing.

Environmental Performance Assessment Results*1

In fiscal 2004, the environmental performance was improved company-wide by about 50% (36.1%⇒56.6%) as compared with the results of the previous year. While achieving the goals of each department as planned, we will have to tackle the following issues: improvement of environmental activities at affiliated companies and dealers, social contributions, communication, reduction of CO_2 in the logistics stage, decrease in environmental complaints and accidents, and conservation of paper.


Organization and EMS for environmental issues
Fiscal 2003
Fiscal 2004
100
75
50
25
0
Parts procurement process
Production process
Products development process
Products disposal process
Sales service/logistics process
Compliance, environmental patrol, and accidents
Environmental risks
Disclosure of environmental information, communication, and social contribution activities

*1. Environmental Performance Assessment Results: Regarding the most advanced activity levels as 100% by benchmarking the environmental activities implemented at leading environmental companies at home and abroad, we assess our activity levels objectively and relatively.

Environmental Education

Our business activities are closely related to global warming, as well as the environmental problems of wastes, air pollution, and water contamination. It is important in product development and plant production activities to recognize and reduce such impacts on the environment. FHI provides a variety of environmental education: education and emergency drilling based on the Environmental Management System (EMS), education for different levels of employees ranging from new recruits to those receiving promotions by acquiring certification, using company-wide unified textbooks, and specialized education for management. In addition, we utilize all opportunities to carry out instructive activities, including environmental campaign months and environmental lectures.

Educational Activities through Lectures and Presentations

In June 2004, when an environmental campaign was implemented, the Gunma Manufacturing Division gave an environmental lecture to its executives, inviting Mr. Hashimoto, Manager of the Environmental Affairs Department, Bridgestone Corporation, as the lecturer.



Environmental lecture by Mr. Hashimoto, Manager of the Environmental Affairs Department (at that time) of Bridgestone Corporation

The Utsunomiya Manufacturing Division holds environmental case study presentations twice a year, where sixteen teams participated in fiscal 2004. In March 2005, the Gunma Manufacturing Division conducted the Energy Conservation Case Study Presentation for the tenth time, where ten teams, including the engineering and indirect divisions, participated.



Chief General Manager Tamura (at that time) at the Energy Conservation Case Study Presentation at the Gunma Manufacturing Division

The First Operations Improvement Case Study Presentation Held at Head Office

In June 2004, as a part of an environmental campaign month, the head office conducted the First EMS Operations Improvement Case Study Presentation. Eight teams mainly from the automobile sales department participated in the presentation in order to present the daily measures and achievements related to improvement of environmental impacts based on original operations in the indirect department.





The First EMS Operations Improvement Case Study Presentation at Head Office

Adoption of e-learning

The head office is composed of the automobile sales and many other divisions. Therefore, education on environmental conservation by e-learning over the intranet was introduced in fiscal 2003 for better understanding of the EMS because of the difficulty in providing lectures directly to employees. In fiscal 2004, education on compliance, as well as the EMS, was implemented through e-learning. In fiscal 2005, education by e-learning will be developed in the Tokyo office, which has the Automobile Development Division, and the Gunma Manufacturing Division as the manufacturing division.

Subaru Safety Environment Association

At the Gunma Manufacturing Division, the Subaru Safety Environment Association was established for the improvement of the environmental activities of its local suppliers. Through the conference, the Association exchanges information on environmental conservation such as energy conservation, waste reduction, and pollution control. The Association also supports environmental education to new recruits of the member companies (implemented in April 2004).



Subaru Safety Environment Association (Education for new recruits of member companies)

Stickers that Say Stop Idling

The Gunma Manufacturing Division prepared stickers that say "Stop Idling" with an illustration of the famous old car, the Subaru 360, representing safe driving that is friendly to the environment. The stickers were affixed to company-owned cars at the manufacturing division. All departments are working on "Safe Driving, Eco Driving, and Driving without Idling."


STOP

Emergency Drills based on EMS

At every worksite of each manufacturing division, we regularly conduct a drill according to specific procedures so that we can take appropriate action to prevent or minimize the impact of an accident or emergency if it should happen.



Emergency drill in case hazardous material (gasoline) should leak from a pipe (1st Engineering Sec, 3rd Production Dept, Gunma Plant).
We are well prepared for an emergency by conducting drills for checking the flow direction and using sandbags and oil fences.

Environmental Accounting

Concept and Calculation of Environmental Costs and Economic Effects

With reference to the guidelines of the Ministry of the Environment (year 2000, 2002, and 2005 reports), FHI formulated its own guidelines according to its environmental conservation activity organization, based on which the environmental costs and economic effects are calculated. (Those for the affiliated companies are also calculated on the basis of our guidelines. See p. 46.)

☐Definition and Categorization of Environmental Costs

1) Costs for reducing the environmental burden	1. Costs for reducing the environmental burden during the production process	Cost / Effect — Time
2) Investment costs	2. Costs for obtaining environmental conservation effects that continue for several terms	Cost / Effect — Time
3) Other costs	3. Costs not belonging to the above categories	
※ Investments in environmental facilities	For reference (facilities are included in the depreciation cost, and the declining balance method is adopted)	

Environmental Cost Calculation Method

For related costs (depreciation costs, maintenance and management costs, etc.) of the facilities that are used both for environmental conservation and for other purposes, and for labor costs, either the aggregated balance or the pro rata aggregation is adopted. For example, the environmental cost of energy conservation in a production facility is calculated as follows.

Environmental costs = K x (Depreciation costs, maintenance and management costs, and other costs of the facility) where K, coefficient of environmental impact, is calculated as follows:
K = (Total amount of investment - Cost of investment without energy conservation purpose)/(Total amount of investment)

Economic Effects Calculation Method

Referring to the guidelines by the Ministry of the Environment and partially incorporating original FHI concepts, FHI determines the calculation methods based on the effects of the cost reduction and others available by reducing the environmental burden. Specifically, the effects are calculated for each cost category.

For example, the effect of reduced waste treatment costs (waste treatment costs reduced by controlling the waste and changing the treatment methods) and the effect of reduced energy costs are calculated for each cost category. As for the economic effects of facilities (depreciable assets), the effects are calculated for the depreciation period. As for the environmental improvement measures without facilities, the effects are the difference from the costs in the previous year (the difference between cases where the improvement measure was implemented and cases where it was not). For the time being, however, because of the difficulty in estimating clear-cut figures, the economic effects in those categories, such as contributions to value-added products and the effect of risk aversion (evaded responsibilities for compensation), are excluded.

☐Results of Aggregated Environmental Costs and Effects in Fiscal 2004 (Subject: FHI (nonconsolidated) Period: April 2004 through March 2005)

Environmental costs							Costs (¥ million)		
Cost Categories in [ ] at the right bottom is based on the Guideline by the Ministry of Environment*1		Costs (¥ million) Fiscal 2004	Fiscal 2003	Fiscal 2002	Main activities ☆: New measures in fiscal 2004	Detailed pages	Fiscal 2004	Fiscal 2003	Fiscal 2002
Costs for reducing the environmental burden (Production stage)	Waste treatment and recycling Waste reduction [①-3]	629	701	948	Paint sludge recycling plant ☆Maintenance of the recycling center ☆Introducing electrostatic coating for bumpers	32	19	45	80
	Energy conservation and CO_2 emissions reduction [①-2]	383	376	295	☆Introduction of the cogeneration system (ESCO style) ☆Introducing the use of natural gas for boilers Introduction of energy-saving compressors, robots, and high-efficiency transformers	34	494	336	968
	Reduction of CFC alternative discharge [①-2]	5	6	8	Recovery of air conditioner refrigerants	35	0	0	0
	Pollution control such as wastewater and exhaust gas treatment [①-1]	991	1,034	893	☆Partial renewal of wastewater treatment ☆Measures to address coating odors ☆Rainwater final treatment tank and modification of the coating facility	35	473	430	552
	Reduction of VOC discharge [①-1]	71	70	83	☆Introducing electrostatic coating for bumpers ☆Facilities for collecting washing thinner	35	74	144	0
	Total costs to reduce the environmental burden	2,079	2,187	2,228			1,059	955	1,599
Investment costs	Education and ISO 14001 related matters [③]	429	476	465	Environmental education, training, and environmental improvement activities at the worksites Maintaining ISO 14001 certification (application cost, internal auditing and assessment, labor costs)	14	—	—	—
	Product research and development [④]	16,892	20,088	21,766	Improvement of fuel economy, cleaner emissions, and better recycling efficiency Development of eco products	22	973	1,973	2,594
	Total investment costs	17,321	20,563	22,232			973	1,973	2,594
Other costs	Measures for end-of-life products [②]	579	259	146	Collection of used market bumpers →recycling Measures to cope with the Law on Recycling End-of-Life Vehicles	37	525	—	—
	Social contribution and other environmental measures [③⑤⑥⑦]	1,067	2,034	1,504	Preparation of environmental reports and cleaning around plants Environment-related projects by the Japan Automobile Manufacturers Association, Inc. Planting trees, measures for environmental discrepancies, etc.	63	0	7	323
	Total other costs	1,645	2,292	1,650			525	7	323
Total cost		21,045	25,043	26,109			2,557	2,936	4,516

*1. Cost categories based on the Guidelines by the Ministry of Environment: ① Costs in the business area; ①-1 Pollution prevention costs; ①-2 Global environment conservation costs; ① -3 Resource circulation costs; ② Upstream and downstream costs; ③ Management activity costs; ④ R&D costs; ⑤ Social activity costs; ⑥ Environmental damage costs; and ⑦ Other costs.

Environmental Costs and Economic Effects in Fiscal 2004: Environmental Performance Improved

Environmental costs were ¥21 billion, a reduction of ¥4 billion (16%) from the previous year. This was because enhanced efficiency in product research and development decreased the costs. On the other hand, economic effects totaled ¥2.3 billion, which was an increase of ¥0.3 billion (16%). This was mainly because valued materials were sold, the usages of painting and solvent were reduced, and energy costs were decreased. With fewer costs than the previous year, the environmental burden was reduced further by recycling the full amount of generated materials in all the manufacturing divisions (zero level waste generation). In addition, ISO 14001 certification was expanded to the Subaru Parts Distribution Center and other divisions, outflow risks were reduced, and the good results of development and the implementation of the system responding to the Law on Recycling End-of-Life Vehicles were accomplished. The Utsunomiya Manufacturing Division introduced the ESCO-method natural gas cogeneration system. Without initial investment and risk taking, good results were produced mainly in conservation of energy and reduction of CO_2 emissions. (For more information, see p.36.)

Environmental Management Indexes

Environmental efficiency of business activities, which is one of the environmental management indexes, was regarded as [sales ÷ environmental burden]. They are calculated with the environmental burden in the production process by regarding the fiscal 1999 levels as the standard. The results are indicated in the following graphs. Environmental efficiency has improved well for each item. Particularly, a zero waste generation level was reached in fiscal 2004 with maximum efficiency, which is impossible to indicate in the graph.


Sales/Waste generation
50
40
30
20
10
0
1.0
2.2
10.1
26.2
39.4
'99
'00
'01
'02
'03
'04
Fiscal Year
Sales/CO2 emissions Fiscal Year
2.0
1.5
1.0
0.5
1.00
1.00
1.08
1.11
1.19
1.22
'99
'00
'01
'02
'03
'04
Fiscal Year


Sales/Total amount of waste and other materials generated
2.0
1.5
1.0
0.5
1.00
1.00
1.07
1.10
1.22
1.29
'99
'00
'01
'02
'03
'04
Fiscal Year
Sales / PRTR discharge moved
2.5
2.0
1.5
1.0
0.5
1.00
1.34
1.44
1.53
1.76
2.20
'99
'00
'01
'02
'03
'04
Fiscal Year

Economic effects

	Effects (¥ million)		
	Fiscal 2004	Fiscal 2003	Fiscal 2002
Reduced costs through waste control and treatment method changes Profit from the sales of valued materials obtained through recycling	1,370	1,199 *2	675
Reduced energy costs	524	465	257
Reduced virgin material purchasing costs by reusing recovered air conditioner refrigerants	3	3	2
Reduced costs by replacing cleaning agents (chemical agents)	8	9	8
Reduced paint and solvent usage	374	282	264
Total savings from the effects of reducing the environmental burden	2,278	1,958	1,205
–	–	–	–
(Total investment effects) N/A for the time being	0	0	0
Reduced virgin material purchasing costs by using recycled materials	20	22	20
Reduced costs by changing raw materials	0	0	0
	20	22	20
Total of other effects	2,298	1,980	1,226

Environmental performance (quantitative effects)

Category	Unit	Fiscal 2004	Increase/decrease from fiscal 2003	Fiscal 2003	Fiscal 2002
Amount of matter generated	ton	73,024	-2,893	75,917	82,325
Amount of waste generated	*ton*	0	-182	182	267
Amount of landfill	ton	0	-6	6	13
Energy consumption (Crude oil equivalent)	1,000 kL	134.8	-0.5	135.3	138.2
Energy consumption per production	kL/¥100 million	14.3	-0.3	14.5	15.2
CO_2 discharge	10,000 tons-CO_2	23.3	-0.4	23.6	24.7
Discharge of greenhouse gases other than CO_2	ton-CO_2	395	16	379	368
PRTR chemicals *3	ton				
Amount handled	ton	4,285	411	3,874	3,860
Amount released and transferred	ton	1,013	-239	1,252	1,403
VOC discharge (automobiles only)	g/m²	46.4	-0.8	47.2	49.5

Note: As figures are rounded, some totals are not precise.

Rates of Environmental Conservation Activities in FHI Business Activities

	Fiscal 2004	Fiscal 2003	Fiscal 2002
Proportion of the R&D cost for environmental conservation to the test and research costs	32%	35%	36%
Proportion of the investment for environmental conservation to capital investment	10%	9%	13%

*2 There was an error in counting the amount of waste-related effects in fiscal 2003. Against the amount mentioned in the 2004 report, the amount in this report is reduced by ¥64 million.
*3 PRTR (Pollutant release and transfer register) chemicals: Totaling the chemicals, of which annual amounts handled are one ton or more (0.5 tons or more for Class I Designated chemical substances).



Overall Achievements under the Fiscal 2004 and Fiscal 2005 Plans

Environmental Management

Fiscal 2004		Fiscal 2005 goals
Goals	Achievements	
Promote the establishment of environmental management systems	The Subaru Parts Distribution Center (Ohta City) and the Subaru Parts & Accessories Division (Saitama City) acquired ISO 14001 certification.	Further promote establishment of EMS
Further improve information in the 2004 Environmental Report (environmental achievements in fiscal 2003)	In the 2004 Environmental Report (environmental achievements in fiscal 2003), the report on social activities was independently sectioned as the "Social Report," the contents of which have been improved from last year's report.	Further improve information in the 2005 Environmental Report (environmental achievements in fiscal 2004)

Development Process and Products

Category	Fiscal 2004		Fiscal 2005 goals
	Goals	Achievements	
Fuel economy	· Continue fuel economy improvement for every full model change and annual model change · Satisfy fiscal 2010 fuel economy standards earlier by fiscal 2006	· Met fiscal 2010 fuel economy standards in three ranks out of five for passenger vehicles and in six ranks out of six for mini-sized trucks	Implement as planned
Exhaust emissions	· From 2003, start introducing ultra low emissions vehicles, cars with exhaust emissions 75% reduced beyond 2000 standards, and aim to introduce cars with emissions reduced 50% beyond 2005 standards; by 2005, the goal is to have 80% or more of all passenger cars be low emissions vehicles.	· Introduced low emission vehicles, the "Forester NA" and the "R1", with exhaust emissions reduced 50% beyond 2005 standards.	The goal is to have the exhaust emissions of 80% of the cars sold be either 50% or 75% reduced beyond 2005 standards (out of this 80% figure, half should be vehicles with emissions reduced 75% beyond 2005 standards) by 2006
Noise	Further reduce all noise levels of the automobile	Developed low-noise power units, exhaust systems, and other components during Subaru's annual vehicle improvement period.	Reduce all noise levels of the automobile for further reduction of environmental noise
Clean energy vehicles	· Hybrid vehicles: Introduce hybrid vehicles to the market by fiscal 2006 · Natural gas vehicles: Introduce the new "Legacy B4 CNG" to the market in spring 2004 · Fuel cell vehicles: Develop the next-generation FCVs	· Hybrid vehicles Continue development toward introduction to the market · Natural gas vehicles: Introduced NGVs based on the new "Legacy" to the market · Fuel cell vehicles Continued development toward the next-generation FCVs	· Hybrid vehicles: Continue development for introduction to the market, and aim at limited introduction to the market in fiscal 2007 · Natural gas vehicles: Continue market expansion of NGVs based on the new "Legacy" · Fuel cell vehicles Continue development toward next-generation FCVs

Production Stage

Category	Fiscal 2004		Fiscal 2005 goals
	Goals	Achievements	
Waste reduction	· Control amount of waste generated.	· Reached zero waste generation level	· Control amount of waste generated · Maintain zero waste generation level
Energy conservation	· Work to accomplish the goal for energy consumption per production (28% reduction compared with the fiscal 1990 level by fiscal 2006) · Work to accomplish the CO_2 discharge reduction goal (6% reduction compared with the fiscal 1990 level by fiscal 2006)	· Improved energy consumption per production by 1.9% from the previous year · Reduced CO_2 discharges by 15% compared with the fiscal 1990 level	· Work to accomplish the energy consumption per production goal (28% reduction compared with the fiscal 1990 level by fiscal 2006) · Work to accomplish the CO_2 discharge reduction goal (6% reduction compared with the fiscal 1990 level by fiscal 2006)
Reduction of substances with environmental impact (Automotive Business Unit)	Work to accomplish the paint VOC reduction goal ($45g/m^2$ or less by fiscal 2006)	Reduced generation of paint VOC (per unit area) to $46.4g/m^2$, a 57.4% reduction compared with the fiscal 1995 level	Work to accomplish the paint VOC reduction goal ($45g/m^2$ or less by fiscal 2006)

Category	Fiscal 2004		Fiscal 2005 goals
	Goals	Achievements	
Green procurement	· Automotive Business Unit: Establish EMS at 95% or more of the suppliers · Industrial Products Company: Maintain EMS established at all suppliers · Aerospace Company Encourage suppliers to establish EMS · Eco Technologies Company Encourage suppliers to establish EMS · Expand green procurement. Promote purchasing of eco products in the Head Office area.	· Automotive Business Unit: Established EMS at 96% of the suppliers · Industrial Products Company Maintained the EMS established at all suppliers · Aerospace Company: Held explanatory meetings for suppliers on establishment of EMS, and conducted questionnaires about research and reduction of substances with environmental impact · Eco Technologies Company Held explanatory meetings for suppliers on establishment of EMS · Achieved 100% purchasing of eco products in the Gunma region Expanded green procurement in the Head Office area	· Automotive Business Unit: Have more suppliers establish EMS · Industrial Products Company: Proceed with reduction of substances with environmental impact · Aerospace Company: Encourage suppliers to establish EMS · Eco Technologies Company: Encourage suppliers to establish EMS · Try to achieve 100% eco product purchasing of consumable office supplies in the Head Office area, and promote eco products at each company

☑Recycling

Category	Fiscal 2004		Fiscal 2005 goals
	Goals	Achievements	
Improvement of recycling efficiency	· Continue to incorporate technologies developed for easier dismantling and higher recycling efficiency into vehicles under development · Complete the establishment of the recycling system, and respond to the Law on Recycling End-of-Life Vehicles enforced on January 1, 2005 · Continuously proceed with studies of the practical applications of ELV (End-of-Life Vehicle) recycling	· Incorporated a recycling design for easier dismantling and higher recycling efficiency into the R1 · Established Automotive Recycling System of Subaru (ARSS), and smoothly coped with the Law on Recycling End-of-Life Vehicles · Promoted study of practical applications of ELV recycling, particularly glass recycling and harness recovery. Expanded adoption of PP-grade integrated materials	· Continuously incorporate technologies developed for easier dismantling and higher recycling efficiency into cars under development · Continuously promote study of practical applications of ELV recycling
Recycling volume	· Increase the number of used bumpers collected from the market	· Collected about 41,700 used bumpers	· Increase the number of used bumpers collected from the market
Reduction of substances with environmental impact	· Promote alternative technologies for the parts and substances with environmental impact newly subject to control by the EU directive from 2004 · Promote measures for the voluntary action program under Goals for Reduction of Substances with Environmental Impact in New Model Cars by the Japan Automobile Manufacturers Association (JAMA)	· Dealt with the EU directive on restriction of substances with environmental impact (lead regulations came into effect in January 2005) · In accordance with Goals for Reduction of Substances with Environmental Impact in New Model Cars by JAMA usage of lead in compact cars was reduced to 1/10 the 1996 level The goal concerning mercury was also achieved · Progress was made in responding to the fundamental ban on use of hexavalent chromium	· Promote development of alternative technology for parts containing lead that will be subject to the EU directive from 2006, and continue to study further reduction of lead usage · Promote measures for the voluntary action program under the Goals for Reduction of Substances with Environmental impact in New Model Cars by JAMA · Further promote development and adoption of alternative technology for hexavalent chromium
Sales and services	· Respond to the Law on Recycling End-of-Life Vehicles without delay · Further promote environmental conservation activities by dealers	· Held practical business seminar meetings for dealers, and established an intra-company operation system · Aomori Subaru Co., Ltd. and Fuji Subaru Co., Ltd. acquired ISO 14001 certification	Continuously promote responses to the Law on Recycling End-of-Life Vehicles

☐Logistics

Fiscal 2004		Fiscal 2005 goals
Goals	Achievements	
· Promote logistics efficiency, and control generation of waste · Further streamline transportation of completed vehicles · Control generation of packing material waste	· (Transportation of completed vehicles) Increased the number of vehicles transported jointly with other companies · (Reduction of packing material waste) Improved the packing specifications for large packing boxes shipped overseas. Also improved packing materials for knock down parts for North America	Further promote reduction of the environmental burden in terms of logistics

Reference | New Voluntary Plan for the Environment

◇ **FHI Environmental Conservation Program (Fiscal 2002 through Fiscal 2006)**

Items		Goals and actions
Clean plants	Promoting energy conservation, and curbing global warming	◇Aim to reduce energy consumption per production by 28% compared to the fiscal 1990 level by fiscal 2006 ◇Aim to reduce CO_2 emissions by 6% from production plants compared to the fiscal 1990 level by fiscal 2006
	Control and reduction of substances with environmental impact at production plants	◇Establish stricter standards than the current voluntary standards for newly established and remodeled environmental facilities in order to reduce the environmental burden on the air and water ◇Reduce emissions of chemical substances listed in the Pollutant Release and Transfer Register (PRTR) into the environment ◇Reduce Volatile Organic Compound (VOC) emissions in car production lines to the level of $45g/m^2$ or less on average by the end of fiscal 2006
	Reducing wastes generated at production plants	◇Aim at further advances in zero emissions and zero levels of landfill disposal both directly and indirectly ◇Promote recycling of waste materials and using them as parts of products, as well as curbing their generation
	Saving water resources	◇Reduce the amount of water used in the production plants
	Green procurement activities	◇Request a research report from suppliers on the contents of substances with environmental impact, and establishment of an environmental management system. The following are the target dates for establishing the environmental management system: • Automotive Business Unit: 95% or more of the suppliers, including overseas ones, should have established a system by March 2005 • Industrial Products Company: by the end of March 2004 ◇Promote green procurement activities in other departments, including the Aerospace Company ◇Develop green procurement activities with overseas suppliers (Automotive Business Unit) • Research started in fiscal 2002 on the status of introducing the EMS and the contents of substances with environmental impact
Clean products	Improving fuel economy	[Automobiles] ◇Continue to improve fuel economy for every full model change and annual model change ◇Achieve fiscal 2010 fuel economy standards for all weight ranks by fiscal 2006 [General-purpose engines] ◇Aim to improve the average fuel economy of general-purpose engines by 15% (compared with the 1995 level) by 2005
	Cleaner exhaust emissions	[Automobiles] ◇Produce excellent low emission vehicles (E-LEV) or good low emission vehicles (G-LEV) for all models, except for a few, by autumn 2002 ◇ The goal is to have the exhaust emissions of 80% of the cars sold be either 50% or 75% reduced beyond 2005 standards (out of this 80% figure, half should be vehicles with emissions reduced 75% beyond 2005 standards) by 2006 [General-purpose engines] ◇Aim to reduce the average emissions of HC and NOx from general-purpose engines by 30% (compared with the 1995 levels) by 2005
	Developing products using clean energy	[Automobiles] ◇Hybrid vehicles: Continue development for market launch, and aim at limited introduction to the market in fiscal 2007 ◇Natural gas vehicles: Continue market expansion of NGVs based on the new Legacy ◇Fuel cell vehicles: Continue development toward next-generation FCVs [General-purpose engines] ◇Introduced general-purpose engines compatible with CNG and LPG fuel during fiscal 2002
	Improving recyclability	◇Improve recyclable design for new models, and contribute to a recycling rate of 95% in 2015 • Improve ease of disassembly in the recycling market by considering re-use and other methods • Use easy-to-recycle plastic materials more extensively

Items		Goals and actions
Clean products	Reducing substances with environmental impact	[Automobiles] ◇Promote development of technologies which replace substances with environmental impact, aiming at faster application to developing vehicles • Further reduce the amount of lead to 1/10 or less compared with 1996 levels from January 2006 • Stop using mercury from January 2005 except in the following parts: Liquid crystal displays, combination lamps, discharge head lamps, and room fluorescent lighting • Stop using cadmium from January 2007 • Stop using hexavalent chromium from January 2008 [General-purpose engines] ◇Promote reducing the amounts of substances with environmental impact, such as lead and hexavalent chromium, used for general-purpose engines
	Reducing exterior noise	◇Promote development of technology to reduce noise that is compatible with both fuel economy improvement and exhaust emissions reduction
	Curbing global warming regarding air conditioning refrigerants	◇Promote further reduction in the amount of refrigerant (HFC 134a) per vehicle
	Research on traffic environments	◇Work further on Intelligent Transport Systems (ITS) that realize a safe and comfortable motorized society
Clean logistics	Reducing the environmental burden caused by logistics	◇Improve logistics efficiency and work on reducing the amount of packing materials
Clean dealers	Promoting environmental conservation activities at dealers	◇Support environmental conservation activities by dealers ◇Promote recycling and proper disposal during the distribution and disposal stages • Collect and destroy specific chlorofluorocarbons (CFC-12), collect CFC-12's substitute (HFC 134a), collect and dispose of airbags, and collect warning flares ◇Continue to collect used bumpers (ongoing) ◇Work to comply with the Law on Recycling End-of Life Vehicles
Management extension	Implementing actions contributing to society	◇Continue to participate in environmental events, communicate with local residents at plants, and deal with visitors to plants (ongoing) ◇Continue to participate in cleaning and tree-planting activities in the area around each plant (ongoing) ◇Offer support and cooperation to environmental activity groups
	Disclosing environment-related information	◇Continue to publish environmental reports, and release environmental information through publicity channels from time to time ◇Improve and upgrade the contents of environmental reports (e.g., compliance with guidelines, and reports including group businesses)
	Implementing environmental education and educational campaigns	◇Incorporate environmental education into the company education system and put it into practice. Implement educational campaigns through company newsletters and various media ◇Continue to implement lectures and presentations of worksite improvement case studies (ongoing)
	Establishing an environmental management system	◇Establish an environmental management system at business sites that presently lack such systems, and continuously improve the environmental management system at ISO 14001-acquired sites ◇Implement internal environmental audits and environmental facility risk assessments ◇Strengthen the liaison with related companies, and establish consolidated environmental management systems
Others	Promoting environment-related projects	◇Promote environment-related businesses, such as turbine generator systems and environmental equipment and devices

Note: In the sections called "Cleaner exhaust emissions" and "Developing products using clean energy," the contents of the goals and actions section have been partially changed.

Environmental Incidents

Environment-related complaints

In fiscal 2004, FHI received seven complaints about noise. The main plant of the Gunma Manufacturing Division received a complaint regarding tire noise from vehicles carrying completed cars. This was settled by changing the running speed and implementing thorough control. The Utsunomiya Manufacturing Division received a complaint due to noise caused by ground engine tests for aircraft. We responded by completely controlling the operation according to the work procedure.

In addition, we received six complaints about offensive odors. They were caused by exhaust air from the coating booth of the main plant and the Yajima Plant of the Gunma Manufacturing Division. We responded to these cases by improving the deodorizing equipment and by reducing the paint used in the coating process. We are also promoting a project to take fundamental measures for further improvement of such facilities.

Product Recalls

In fiscal 2004, there were no environmental technology-related product recalls.

Environmental Communication

FHI has arranged contact channels to maintain communication with local residents, and distributed environmental information in a variety of ways. FHI also presents its approaches to environmental conservation on its Web site (http://www.fhi.co.jp).

In December 2004, the Utsunomiya Manufacturing Division organized an exchange meeting with eighteen board members from nine neighborhood community associations near the plant, where a study tour of the environmental facilities, such as the turbine power generation system, was arranged and environmental measures were explained.

In September 2004, the Gunma Manufacturing Division organized a social gathering with fourteen heads of wards from neighborhood community associations near the plant and explained our operation.

In July 2003, the Subaru Visitor Center was opened at the Yajima Plant of the Gunma Manufacturing Division. The center has a recycling lab to introduce the approaches Subaru takes to tackle environmental issues. In fiscal 2004, about 62,000 elementary schoolchildren, as well as about 12,000 junior and senior high school students and general visitors, visited the Center.

The Utsunomiya Manufacturing Division prepared and issued an independent Environmental & Social Report 2004. FHI also participates in the Environmental Management Forum sponsored by Nikkei Business Publications.

Mediums to Transmit Environmental Information


English version
Japanese version
2004
「自動車リサイクル法」がスタート

Environmental & Social Reports*1

Photos exhibited in the Recycling Lab of the Subaru Visitor Center (Gunma Manufacturing Division)

Environmental information for each car model*1

Company brochure

Pages concerning environment in the product catalogue

Environmental & Social Report by the Utsunomiya Manufacturing Division

International photo news (for elementary schoolchildren and junior high school students)

*1 You can access the Environmental & Social Report and the environmental information for each car model on our Web site: http://www.fhi.co.jp/envi/top/index.html


Environmental Report

Development Phase/Products

—Automotive Business Unit—

In December 2004, FHI launched the new Subaru R1 minicar, in which powerful yet smooth running and excellent fuel economy performance were simultaneously actualized to higher levels. In the Subaru Forester, to which major refinements were made in January 2005, environmentally friendly specifications have been employed for fuel economy and exhaust emission performances, while the new 2.0l horizontally-opposed four-cylinder SOHC engine has been adopted for dramatic enhancement of the acceleration performance in the practical area.

Fuel Economy

When motor vehicles consume fuel, they emit carbon dioxide (CO_2) in proportion to the amount of fuel. Improving fuel economy can contribute to preventing global warming, which is caused by heat-trapping substances, including CO_2, as well as saving limited energy resources.

Subaru promotes the development of technologies to improve fuel economy, including enhancement of efficiency with improved engines, reduction of transmission loss in the driveline, reduction of vehicle weight, and reduction of running resistance, while taking advantage of such features as all-wheel drive AWD)and high powered engines. Subaru is gradually introducing cars that meet the fiscal 2010 fuel economy standard, which is a fuel consumption target for gasoline-powered vehicles, into the market.

Improvement of the Engine

Forester

- The intake efficiency was improved by adopting electronically controlled throttles and intake manifolds with ports arranged vertically for the NA vehicle.


High-efficiency intake manifold form
Electronically controlled throttle
Tumble generation valve
Equal length/constant pulsation independent exhaust system

Forester 2.0l SOHC Engine

New R1 Mini-Sized Passenger Car

- Intake efficiency was improved by adopting the intake AVCS (active valve control system: variable valve timing) and electronically controlled throttles for the DOHC, 16-valve engine.

Enhanced Efficiency of the Driveline

Forester

- Fuel consumption at idle was reduced by adopting the N control mechanism (the mechanism automatically shifts the mode to neutral when the car has been stopped by pressing the brake pedal for a certain time) also for the SOHC engine vehicle.
- The Info-ECO Mode*1 used for the turbo AT vehicle was also introduced to the SOHC engine vehicle.

New R1 Mini-Sized Passenger Car

- The i-CVT used for the R2 was also introduced to the R1. In addition, the Info-ECO Mode was adopted for the R1 and R2 to support driving with saved fuel consumption.

□ i-CVT Running Image


Auto mode shift control: Usually, fuel economy and quietness are the focus. However, power driving is available when the accelerator is pressed for rapid acceleration or climbing a steep hill.
Smooth driving is also available in the town
Easy garaging with the creeping CVT
Unlike the existing AT vehicle, smooth acceleration is available because there are no shifting shocks.
Ascending and descending control: Powerful driving is available for ascending, while engine braking works securely for descending. Automatically controlled for the optimum gear ratio according to the inclination of the road.

Column

Super Small Car

Due to their compactness, minicars, which support the bottom range of the small car market in Japan, naturally have the potential for actualizing excellent environmental performance, such as reduction of resources used in their life cycle from manufacture to disposal, as well as reduction of CO_2 emissions.

In particular, the Subaru R1 is even 100 mm smaller in overall length than the minicar criterion for length by focusing on personal use in urban areas. In such a small-sized car, the latest weight reduction technology developed for the New Legacy (80 kg lighter than the previous model) was adopted to realize the best fuel economy in the class (10-15 mode: 24 km/l, achieved +5% above the 2010 fuel economy standards) and excellent exhaust emission performance (50% reduced beyond the 2005 standard for exhaust emissions). For this small R1, a high quality upper class atmosphere and emotionally appealing interior and exterior design were adopted, while the economical and environmental performances were enhanced. You can actually feel "enjoyment in driving," "pleasure in possession," and "wisdom in modesty" with the "Super Small Car" that will be a good match for the environmental age to come.



- Environmental Performance of Subaru R1
  - Fuel consumption: 24.0 km/l (2WD)
  - Exhaust emissions : 50% reduction beyond the 2005 standard "☆☆☆"
  - Noise: Conformity to the 1998 regulations
  - Air conditioner: CFC's substitute HFC134a, 400 g
  - Substance with environmental impact: Achieved the 2005 goal for lead set by the Japan Automobile Manufacturers Association (1/3 or less of the 1996 level)
  - Recycling: Use of materials easy to recycle and recycled materials, material indication, and implementation of design for easy dismantling

*1 .Info-ECO mode: Fuel economy was improved by optimizing the engine control, shift change control, and lock-up control of the AT. When the car is running with good fuel economy, the information lamp is lit to notify the driver of the condition.

Trends in Improvement of the Average Fuel Economy by Equivalent Inertial Weight

In an effort to meet the fiscal 2010 fuel economy standards, we achieved the target in three out of the five ranks of equivalent inertial weight for gasoline passenger cars. In gasoline mini-sized trucks, we succeeded in attaining the target in all applicable ranks of the equivalent inertial weight.



Trends in Average Fuel Economy by Equivalent Inertial Weight (Gasoline Passenger Cars)*1
(km/l)
Achieved values in fiscal 2004 are in parentheses.
10・15 mode fuel economy
750kg
875kg
1000kg
1250kg
1500kg
1750kg
(22.75)
(19.20)
(15.23)
(12.56)
(11.01)
21.2
18.8
17.9
16.0
13.0
10.5
'97 '98 '99 '00 '01 '02 '03 '04
Fuel economy standard values



Trends in Average Fuel Economy (Gasoline Mini-sized MT Trucks)*1
(km/l)
Achieved values in fiscal 2004 are in parentheses.
10・15 mode fuel economy
875kg structure A
750kg structure A
875kg structure B
750kg structure B
1000kg
(22.00)
(17.01)
(16.91)
20.2
18.0
17.0
16.7
15.5
'97 '98 '99 '00 '01 '02 '03 '04
Fuel economy standard values



Trends in Average Fuel Economy (Gasoline Mini-sized AT Trucks)*1
(km/l)
Achieved values in fiscal 2004 are in parentheses.
10・15 mode fuel economy
750kg structure A
875kg structure A
875kg structure B
1000kg
(21.50)
(15.86)
(15.86)
18.9
16.5
15.5
14.9
'97 '98 '99 '00 '01 '02 '03 '04
Fuel economy standard values

Trends in Improvement of Attainment Rates for Fiscal 2010 Fuel Economy Standards



Trends in Attainment Rates for Fiscal 2010 Fuel Economy Standards (Gasoline Passenger Cars)
(%)
Vehicle ratio
7
32
46
62
69
73
75
'98 '99 '00 '01 '02 '03 '04 Fiscal year



Trends in Attainment Rates for Fiscal 2010 Fuel Economy Standards (Gasoline Mini-sized Tucks)
(%)
Vehicle ratio
11
32
47
85
100
100
100
'98 '99 '00 '01 '02 '03 '04 Fiscal year

Note: Regarding the 2002 data, there were errors in the graphs of the Trends in Attainment Rates for Fiscal 2010 Fuel Economy Standards in the 2004 Environmental & Social Report. They have been corrected as shown in the above graphs.

Exhaust Emissions

Substances such as carbon monoxide (CO), hydrocarbons (HC), and nitrogen oxides (NOx), which are emitted from automobiles, are one of the causes of air pollution in metropolitan areas where there is intensive motor traffic. In order to improve the state of the air, Subaru is gradually launching low emission vehicles (certified by the Ministry of Land, Infrastructure and Transport) that meet standards stricter than the regulations.

Application Status of Low Emission Vehicles

The 2.0l SOHC engine vehicle has reached the " ☆☆☆ " level, with exhaust emissions reduced 50% beyond 2005 standards by reviewing the catalyst layout in the Forester, to which major refinements were made in fiscal 2004.

Also, the new R1 minicar conformed to the " ☆☆☆ " level, with exhaust emissions reduced 50% beyond the 2005 standards.

*1.The values in the graph with colored circles mean that the goals have been achieved, while those with blank circles mean that the goals have not yet been attained.

Exhaust Emissions Measures in Forester

The equal length/constant pulsation independent exhaust system*1 was adopted in the NA vehicle for enhancement of the purification performance of catalysts by changing their layout and size.


Catalysts
New
Old

Change in the Exhaust System Layout

Exhaust Emissions Measures in the New R1 Mini Car

The Active Valve Control System (AVCS) was adopted for optimization of combustion, while the air-fuel ratio control performance was enhanced by introducing electronically controlled throttle valves. The post-treatment performance was also improved by adopting the maniverter, in which the exhaust manifolds and the catalytic converter were integrated.

Trends in Improvement of the Percentages of Low Emission Vehicles

The system to certify low emission vehicles started in April 2000. The percentages of the low emission vehicles shipped as Subaru are as follows.

☐Trends in Percentages of Low Emission Vehicles on Gasoline Passenger Cars


50% reduction beyond 2005 emissions standards and 75% reduction beyond 2000 emissions standards
50% reduction beyond 2000 emissions standards
25% reduction beyond 2000 emissions standards
(%)
100
80
60
40
20
0
Percentage of Low Emission Vehicles
40
87
95
97
96
'00
'01
'02
'03
'04 Fiscal year

☐Trends in Percentages of Low Emission Vehicles on Mini-sized Gasoline Trucks


50% reduction beyond 2005 emissions standards and 75% reduction beyond 2000 emissions standards
50% reduction beyond 2000 emissions standards
25% reduction beyond 2000 emissions standards
(%)
100
80
60
40
20
0
Percentage of Low Emission Vehicles
0
26
98
100
100
'00
'01
'02
'03
'04 Fiscal year

Trends in NOx Averages

By launching low emission vehicles which meet the standards represented by the low emission vehicle certification standard into the market, Subaru has been able to reduce the average amount of NOx emitted by Subaru vehicles every year as shown in the chart below.

☐Trends in NOx Averages of Subaru Vehicles


(g/km)
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
Average NOx
0.33
0.28
0.19
0.17
0.13
0.09
0.07
0.07
'97
'98
'99
'00
'01
'02
'03
'04 Fiscal year

Notes:
- The figures were calculated from the regulation values (10 · 15 mode and 11 mode) at the time of shipment.
- Going back to fiscal 2000, calculations were made with regulation or conversion values for the new test mode. The new test mode is a combined mode, where the regulation values set individually for the 10 · 15 mode and 11 mode are integrated.
- Until fiscal 1999, the figures were calculated from the regulation values for the 10 · 15 mode.

*1. Equal length/constant pulsation independent exhaust system: This exhaust system aims at a reduction in exhaust noise and enhancement of engine performance.

Reference Fiscal 2010 Fuel Economy Standards (10・15 Mode)

◇ Gasoline Passenger Cars

Equivalent inertial weight (kg)		~750	875	1000	1250	1500	1750	2000	2250	2500~
Vehicle weight (kg)	Lower limit	|	703	828	1016	1266	1516	1766	2016	2266
	Upper limit	702	827	1015	1265	1515	1765	2015	2265	|
Fiscal 2010 fuel economy standards (km/l)		21.2	18.8	17.9	16.0	13.0	10.5	8.9	7.8	6.4

◇ Gasoline Mini-sized Trucks

Equivalent inertial weight (kg)		~750		875		1000~
Vehicle curb weight (kg)	Lower limit	|		703		828
	Upper limit	702		827		|
Vehicle structure (Note)		StructureA	StructureB	StructureA	StructureB	—
Fiscal 2010 fuel economy standards (km/l)	AT	18.9	16.2	16.5	15.5	14.9
	MT	20.2	17.0	18.0	16.7	15.5

Note: Structure A:① $\frac{\text{Maximum load capacity}}{\text{Gross vehicle weight}} \leq 0.3$

② FF (front engine/front drive) vehicles or FF-based 4WD vehicles (excluding trucks); Pleo vans

Structure B:Vehicles other than Structure A; Sambar vans and trucks

Reference Exhaust Emission Regulation Values, Low Emission Vehicle Certification Standard by the Ministry of Land, Infrastructure and Transport

◇ New Short-term Regulations for Gasoline and LPG Passenger Cars

	10・15 mode (g/km)			11 mode (g/test)			Remarks
	CO	HC	NOx	CO	HC	NOx	
2000 exhaust emission regulations	0.67	0.08	0.08	19.0	2.20	1.40	
2000 emissions standards, 25% reduction level	0.67	0.06	0.06	19.0	1.65	1.05	☆ Good low emission vehicle
2000 emissions standards, 50% reduction level	0.67	0.04	0.04	19.0	1.10	0.70	☆☆ Excellent low emission vehicle
2000 emissions standards, 75% reduction level	0.67	0.02	0.02	19.0	0.55	0.35	☆☆☆Ultra low emission vehicle

◇ New Long-term Regulations for Gasoline and LPG Passenger Cars

	Combined mode (g/km)				Remarks
	CO	NMHC	NOx	Combination	
2005 exhaust emission regulations	1.15	0.05	0.05	10・15 mode & 11 mode	
2005 emissions standards, 50% reduction level	1.15	0.025	0.025	10・15 mode & 11 mode	☆☆☆ low emission vehicle
2005 emissions standards, 75% reduction level	1.15	0.013	0.013	10・15 mode & 11 mode	☆☆☆☆ low emission vehicle

◇ New Short-term Regulations for Gasoline and LPG Passenger Cars

	10・15 mode (g/km)			11 mode (g/test)			Remarks
	CO	HC	NOx	CO	HC	NOx	
2002 exhaust emission regulations	3.30	0.13	0.13	38.0	3.50	2.20	
2000 emissions standards, 25% reduction level	3.30	0.10	0.10	38.0	2.63	1.65	☆ Good low emission vehicle
2000 emissions standards, 50% reduction level	3.30	0.07	0.07	38.0	1.75	1.10	☆☆ Excellent low emission vehicle
2000 emissions standards, 75% reduction level	3.30	0.03	0.03	38.0	0.88	0.55	☆☆☆Ultra low emission vehicle

◇ New Long-term Regulations for Gasoline and LPG Passenger Cars

	Combined mode (g/km)				Remarks
	CO	NMHC	NOx	Combination	
2007 exhaust emission regulations	4.02	0.05	0.05	10・15 mode & 11 mode	
2005 emissions standards, 50% reduction level	4.02	0.025	0.025	10・15 mode & 11 mode	☆☆☆ low emission vehicle
2005 emissions standards, 75% reduction level	4.02	0.013	0.013	10・15 mode & 11 mode	☆☆☆☆ low emission vehicle

Reference Comparison of the Exhaust Emission Regulation Values

In 2003, the 2005 Exhaust Emission Standards were released as new criteria for gas emissions. Compared with the existing 2000 Exhaust Emissions Standards, the new standards require a further reduction of 50% or more in exhaust emissions. However, application of the regulation to mini-sized trucks starts in 2002 and 2007.

◇ Exhaust Emission Regulation Values and Low Emission Vehicle Certification Standards(Gasoline Passenger Cars)



(g/km)
0.1
0.05
0
Non-Methane Hydrocarbon (NMHC)
0
0.05
0.1 (g/km)
Nitrogen Dioxides (NOx)
Equivalent of the 2000 regulation value
Equivalent of the 2000 standards, 25% reduction level
Equivalent of the 2000 standards, 50% reduction level
2005 regulation value
Equivalent of the 2000 standards, 75% reduction level
2005 standards, 50% reduction level
2005 standards, 75% reduction level

◇ Exhaust Emission Regulation Values and Low Emission Vehicle Certification Standard (Gasoline Mini-Sized Trucks)



(g/km)
0.2
0.15
0.1
0.05
0
Non-Methane Hydrocarbon (NMHC)
0
0.05
0.1
0.15
0.2(g/km)
Nitrogen Dioxides (NOx)
Equivalent of the 2002 regulation value
Equivalent of the 2000 standards, 25% reduction level
Equivalent of the 2000 standards, 50% reduction level
2007 regulation value
Equivalent of the 2000 standards, 75% reduction level
2005 standards, 50% reduction level
2005 standards, 75% reduction level

Clean Energy Vehicles

Clean energy vehicles have such features as emitting fewer global warming substances (carbon dioxide) and air pollutants (carbon monoxides, hydrocarbons, nitrogen oxides, etc.) and have less of an effect on the environment than gasoline vehicles. However, there are technical problems related to cost and driving distances. Subaru has been developing clean energy vehicles that have the gasoline vehicle-level performance and utility.

Development of Secondary Batteries (Chargeable Batteries) for Hybrid Vehicles, Electric Vehicles, and Fuel Cell Electric Vehicles

In May 2002, FHI established NEC Lamilion Energy, Ltd., jointly with NEC Corp. as a planning and development company for automotive manganese lithium-ion battery packs. By utilizing NEC's laminated manganese lithium-ion battery cell technology and Subaru's automotive battery pack technology, the new company will develop secondary batteries for hybrid vehicles, electric vehicles, and fuel cell electric vehicles, which are much thinner, lighter, and affordable, yet exhibit higher performance than existing ones. The company is aspiring to develop secondary batteries that will be accepted as an international de facto standard.

Natural Gas Vehicles

A natural gas vehicle, the Legacy B4 2.0CNG, which is based on the new Legacy, has been on general sale since May 2004. In addition, the car was exhibited at low-pollution vehicle fairs and other events in various areas (see page. 64 for reference) so that many visitors could actually drive the CNG.

In May 2005, the improved model, where the exhaust emission performance of the CNG was drastically upgraded by reducing exhaust emissions 75% beyond the 2005 standards, was put on the market as a low-pollution vehicle with exhaust emissions reduced 75% beyond 2005 standards certified under the Low-Pollution Vehicle Designation System by eight prefectural and municipal governments.



New Legacy B4 2.0 CNG


75%低減



Sticker for Low-Pollution Vehicle Designated by Eight Prefectural and Municipal Governments

Joint Development of Energy-Saving Engines by Industry, Academia, and Government

For the technical development to realize cleaner, energy-saving power sources for the future, national-scale cross-sectoral approaches are required among industry, academia, and government. Subaru has been involved in the Energy Use Rationalizing Technology Strategic Development Project by the New Energy and Industrial Technology Development Organization of Japan (NEDO) since 2003.

As achievements in fiscal 2004, we obtained epochal data that the thermal efficiency was improved by 6%-11% by avoiding knock with a compression ratio of 14 while HC and NOx were simultaneously reduced from the exhaust emissions. In fiscal 2005 as the last year of the project, we aim to actualize a new gasoline engine that emits fewer pollutants yet the efficiency is as high as the diesel engine.

□Exhaust Emissions Level and Thermal Efficiency of the Energy-Saving Gasoline Engine


1.11
1
1
1
0.7
0.5
NOx
HC
Thermal efficiency
Exhaust emissions level
Thermal efficiency
1
0
1
0
Conventional engine
Energy-saving engine

□ List of Events where CNG*1 Was Exhibited

Events	Organizers	Venues
April 24 (Saturday) Fureai Festival in Ohta	Gunma Distribution Council	Gunma Sports Complex Sub-ground
May 22 (Saturday) Open Seminar on the Environment by Keio University	Keio University	Faculty of Science and Technology, Keio University Yagami Campus
June 5–6 (Saturday–Sunday) Eco Car World 2004	Ministry of the Environment, etc.	Yokohama Minato Mirai 21 Area Red-brick Warehouse Square
June 27 (Sunday) Environmental Fair 2004	Joetsu Municipal Government	Joetsu Shimin Plaza
July 14 (Wednesday) Lecture in Commemoration of Exceeding 20,000 NGVs	Japan Gas Association	Tokyo International Forum (Yurakucho)
July 16 (Friday) LEV Exhibition for the Land, Infrastructure and Transportation Day	Ministry of Land, Infrastructure and Transportation	Joint Government Building No. 3 Parking lot on the ground floor
July 22 (Thursday) Low Pollution Seminar by the Gunma Prefectural Government	Ministry of Land, Infrastructure and Transportation Gunma Land Transport Office	Maebashi Chamber of Commerce and Industry Hall
July 24–25 (Saturday–Sunday) Clean Energy Festa in Koriyama	Koriyama Municipal Government	Koriyama Culture Park
August 29 (Sunday) Official Car of the Hokkaido Marathon	Hokkaido Athletic Sports Association, etc.	Makomanai Open Stadium-Nakajima Park
September 4 (Sunday) Motor Show in Gunma	Gunma Land Transport Office	On the premises of Maebashi Land Transport Office
September 10 (Friday) Regional New Energy Seminar	Niigata Prefectural Government	Niigata Unison Plaza
September 17-19 (Friday–Sunday) LEV Fair in Osaka	Osaka Municipal Government	Asia and Pacific Trade Center
September 19 (Sunday) LEV Fair Nagoya 2004	LEV Fair Nagoya Executive Committee	Hisaya-odori Park Hikari-no-Hiroba
October 10 (Sunday) Environmental Festival by the Gunma Prefectural Government	Gunma Prefectural Government	Gunma Prefectural Government Building
October 23–24 (Saturday–Sunday) Cleanup Fair by the Tochigi Prefectural Government	Tochigi Prefectural Cleanup Fair Executive Committee	Tochigi Prefectural Children's Comprehensive Science Museum
November 7 (Sunday) Environmental Fair by the Ohta Municipal Government	Ohta Municipal Environmental Fair Executive Committee	City Hall Square

*1. CNG: A vehicle that uses compressed natural gas as fuel.

Noise

Subaru has been actively working to reduce the noise generated from the engine, transmission, air intake and exhaust, and tires in order to reduce automobile noise. In fiscal 2004, the noise was further reduced in the Forester by significantly reviewing its air intake and exhaust system in the annual improvement. Also for other models, Subaru is promoting the reduction of noise by increasing the capacity of the exhaust system, as well as by promoting adoption of the equal length/constant pulsation independent exhaust system and large undercovers.

□Trends in Acceleration Noise (Domestic/Passenger cars)


Fiscal 2004
Fiscal 1995
Voluntary agreed noise level standard (75 dB (A) or less)
Number of models by noise levels *1
50
40
30
20
10
0
26
8
4
2
2
71
72
73
74
75
76
77
Noise level (dB(A))

□Main Measures to Reduce Noise


Installation of hood insulator
●Improved performance of sound absorption materials
Rear differential noise reduction
●Improved accuracy of gear meshing
Air-intake noise reduction
●Increased volume of air cleaner
●Increased rigidity of air-cleaner case
●Increased rigidity of air-intake chamber
●Installation of resonator
Engine noise reduction
●Increased rigidity of cylinder block
●Increased rigidity of oil pan
●Reduced noise of accessories
Installation of large engine undercover with sound absorption materials
Tire noise reduction
Transmission noise reduction
●Increased rigidity of case
●Improved accuracy of gear meshing
Exhaust noise reduction
●Equal length/constant pulsation independent exhaust system
●Larger sized sub-muffler
●Damped heat shield cover
Exhaust noise reduction
●Increased capacity of muffler
●Optimized internal structure of muffler

LCA Activities

Life Cycle Assessment (LCA) is a method to numerically evaluate the environmental burden over the product lifecycle starting from resource collection and manufacture to use until the disposal stage. In April 2002, Subaru established the LCA Utilization Investigative Commission. Since then, we have worked on the construction of an in-house database and the development of LCA calculation software for easy LCA application in order to reduce the environmental burden over the car lifecycle. Disseminating the LCA concept through these activities, we will continue to further improve the in-house data and study the effective application of LCA for further reduction of the environmental burden over the car lifecycle.

□Concept of Using LCA in the Development Phase


Parts level
Data collection (in the company and from parts manufacturers)
Calculation for current parts
Understanding the present condition
Calculation for parts under development
Evaluation and verification
Improvement
Reduction of environmental burden from the entire vehicle

*1. Number of models by noise levels: Vehicles are sorted by noise levels because the same model can be in different noise level categories depending on the engine power and transmission type.

Development Phase/Products

Aerospace, Industrial Products, Eco Technologies Companies, Clean Enterprise

FHI comprises the Aerospace Company, the Industrial Products Company for general-purpose engines, the Eco Technologies Company for environmental apparatuses and turbine generator systems, and the Clean Enterprise, besides the Automotive Business Unit. Making full use of reliable technologies accumulated so far, FHI is making every effort to provide products useful for society and people's daily lives. Each unit and company are working hard on the development of products friendly to the global environment and the creation of state-of-the-art technologies.

Aerospace Company

In recent years, global environmental issues such as ozone holes, global warming, and marine contamination have been very controversial, while the necessity for disaster monitoring has been emphasized. Innovative research and development is indispensable for taking the initiative in finding global solutions to such issues. Under the circumstances, the Aerospace Company has been contributing with remarkable participation in research and development to actualize the stratospheric platform.

The stratospheric platform means to arrange a network base for global observation, disaster monitoring, telecommunications, and broadcasting with an unmanned airship equipped with observation sensors and communication equipment that remains in the stratosphere at an altitude of around 20 km, where meteorological conditions are relatively stable. The airship is powered by clean electric energy from solar cells and regenerative fuel cells. Toward the actualization of this, the Ministry of Education, Culture, Sports, Science and Technology has been tackling the development jointly with the Ministry of Internal Affairs and Communications. As the main manufacturer under a contract with the Japan Aerospace Exploration Agency (JAXA), the Aerospace Company has designed, manufactured, and implemented flight tests of two prototype airships (a 48-meter, non-powered, balloon-like, high-altitude, flight-testing model and a 68 -meter unmanned reusable low-altitude model).



Image of the stratospheric platform (photo provided by JAXA/ISTA)

Flight Test of 68-Meter Model

Following the success of the duration flight test in the stratosphere in August 2003, the 68-meter unmanned reusable low-altitude model manufactured by the Aerospace Company succeeded in a stationary flight test under automatic control for an hour at an altitude of 4 km on November 22, 2004. Computer controlled automatic operation is indispensable for long stationary flights of many hours at very high altitudes with no influence from airflow and other elements. This was actualized in an airship for the first time in the world.

This stationary flight test was implemented by JAXA and the National Institute of Information and Communications Technology (NICT) in Taiki-cho, Hokkaido, for about a year from December 2003. From the Aerospace Company, twenty-five engineers and manufacture-related persons stayed there to take part in the manufacture and assembly of the airship and a variety of development tests. The goals were attained in all of the tests for global observation from the sky, telecommunications, and broadcasting, as well as stationary flight.

Thus, the Aerospace Company utilizes its cutting-edge technologies in the environmental industry for our everyday life.



Takeoff on a test flight (photo provided by JAXA/ISTA)

● Stationary Flight Test Model

◇ Overall length: 68 m (the largest unmanned airship in the world, the same length as the Boeing 747 jumbo jet)
◇ Weight : 6,400 kg
◇ Volume : 10,660 m^3
◇ Power : Propeller driven by electric motors
◇ Control : It takes off and attains an altitude of about 100 m by remote control from a pilot. Then, it gains altitude, maintains stationary fight, and comes down for a gliding approach under automatic control by the flight control computer installed in the airship.



Automatic operation in a test flight (photo provided by JAXA/ISTA)



Observation of vegetation and the atmosphere during a test flight (photo provided by JAXA/EORC)

Industrial Products Company

The Industrial Products Company produces general-purpose engines. These engines are loaded in machines that support our life such as construction and agricultural machinery to establish infrastructures, leisure-related equipment to fulfill our life, snow removal equipment, and engine-equipped generators for harsh environments. Product development is implemented by repeating demanding tests so that these engines and machines will always work stably under the worst conditions imaginable on the earth, such as severe heat, extreme arctic cold, blistering desert heat, and rough marine applications.

Cleaner Exhaust Emissions and Improved Fuel Economy in General-purpose Engines

In fiscal 2004, we produced the following results.

- Fuel economy: Improved 11% compared to fiscal 1995
- Exhaust emission: Reduced 46% compared to fiscal 1995

EH09-2 General-purpose Engine

The EH09-2 general-purpose engine, which was launched in December 2004, is an air-cooled 4-cycle OHV gasoline engine with a displacement of 86 ml. As the successor engine to the conventional side valve engine (EY08), the EH09-2 was developed as an engine friendly to the environment with excellent mounting performance. By optimizing the combustion chamber shape, intake port, and cam profile, high power was simultaneously actualized with reductions in the fuel consumption rate and the exhaust emissions level. The engine is applied to machinery used for a variety of purposes, including small construction equipment, generators, pumps, and agricultural machinery as a power source useful to our life.



EH09-2 general-purpose engine

Feature 1: Friendly to the environment

High power is actualized, as well as low fuel consumption and a low exhaust emission level. The exhaust emission standards are satisfied in the US EPA Phase 2 Regulations, the CARB Tier 2 Regulations, the EU Exhaust Emission Regulations, and the Domestic Voluntary Agreed Regulations. In addition, substances with environmental impact are reduced and recyclable materials are adopted.

Feature 2: Gentle to people

The ignition coil with spark advance function*1 and the mechanical decompression mechanism*2 are adopted to ensure excellent engine starts without reverse rotation causing a kick back.*3 The force of pulling the recoil rope to start engine is reduced to about 30% of the conventional EY08 for easier engine starting.

Feature 3: Excellent mounting performance

High power, durability, and excellent operability are integrated in the smallest package. Adoption of the thin recoil has increased the possibility of being mounted in a variety of equipment. In addition, the power per unit weight is the highest in its class.


Exhaust emissions
About a 50% reduction compared to EY08
(%)
HC + NOx
100
44
EY08
EH09-2
Fuel economy
About a 15% reduction compared to EY08
Rated fuel consumption rate
100
85
EY08
EH09-2


Force of the recoil
About a 70% reduction compared to EY08
(%)
Recoil loads
100
27.4
EY08
EH09-2


Weight/power ratio
About a 10% reduction compared to EY08
(%)
Engine power per unit weight
100
88
EY08
EH09-2

*1. Ignition coil with spark advance function: The ignition coil has an additional function that changes (advances) the ignition timing for starts against the ignition timing when the engine is operating at a high speed. This coil prevents reverse rotation causing a kick back. *2. Mechanical decompression: This means relaxation of pressure (decompression) in the combustion chamber when starting the engine. This mechanism reduces the recoil force of the recoil starter, and facilitates starting. *3. Reverse rotation causing a kick back reaction : For small construction machines and small general-purpose engines for agricultural use, the recoil starter, which is a manual starter using a rope, is widely used. When the rotation speed of the crankshaft is slow in starting the engine (the rope is not pulled fast enough), the crankshaft rotates in reverse and the starter rope is sometimes pulled back due to the strong reaction. By combining mechanical decompression with the ignition coil's spark advance function, startability is enhanced and the reverse rotation that causes the kick back reaction is securely prevented.



Eco Technologies Company

Eco Technologies Company deals with a variety of products that contribute to creating comfortable living environments and a resource recycling society with an Environmentally-Sound Material Cycle, including a refuse sorting system (intermediate treatment interim disposal) and the recent refuse disposal system for skyscrapers, as well as various vehicles and equipment for waste collection, transport, and recycling. Handling the wind turbine generator systems to produce clean energy, Eco Technologies Company contributes to conservation of the global environment with its ecological products.

Vehicles that Collect and Transport Waste

Development of the New Refuse Collection Vehicle with Attachable and Detachable Body*1

This is a new multipurpose refuse collection vehicle. The carrier can be loaded with the container where a cargo box is integrated with a loader as a unit, as well as the conventional container used at factories and construction sites. The feature of this vehicle is to be able to cope with loaders of different styles as well.*2 By loading different containers according to waste types and recycling purposes, the vehicle enables diversified and multipurpose collection and transport, as well as efficient operation of attachment/detachment of containers. By connecting the dedicated portable hydraulic unit to the container where the cargo box is integrated with the loader, stationary loading operation is available at construction sites for reduction of waste volume and temporary storage of waste.


Container where the cargo box is integrated with the loader as a unit
Carrier

Refuse collection vehicle with an attachable and detachable body



When connected to the dedicated hydraulic unit, it loads and unloads waste at a fixed spot

Development of Automatic Body Weighing System for Refuse Collection Vehicles

Development of Automatic Body Weighing System for Refuse Collection Vehicles

By attaching the system to the refuse collection vehicle, the weight of individual waste loaded into the vehicle is weighed on the spot, as well as having available a highly accurate measure of the total weight of the loaded waste (with an error of about ±0.5%). In addition, the system enables indication of the loadage, the issue of slips, and an interface with a personal computer for management and calculation based on the data retained. This system is expected to make a contribution to promoting a reduction in waste.



Introduction of the automatic body weighing system to the dumping discharging style refuse collection vehicle first in Japan

CNG Refuse Collection Vehicles

The refuse collection vehicle that uses compressed natural gas (CNG) as its fuel for clean emission has come into wide use by making the most of its features.

□CNG Refuse Collection Vehicles Adopted


Number of shipped vehicles
160
140
120
100
80
60
40
20
0
24
72
121
149
154
80
'99
'00
'01
'02
'03
'04
Fiscal year

Products Contributing to Recycling Society

Fuswton, a Refuse Conveyance System for Skyscrapers

In high-rise office buildings that require further recovery of resources, efficient vertical conveyance of refuse has been demanded in recent years, rather than conventional manual conveyance by elevator. Fuswton is a refuse conveyance and sorting system, where refuse input from each floor is left to fall without damage by controlling the speed of the fall with pressure control, and recyclable waste is sorted according to types for efficient resource recovery. In March 2005, the system was installed in the head office building of the Kansai Electric Power Company, the first in the Kansai region.



Head Office Building of the Kansai Electric Power Company
Number of floors to be processed: From the second floor in the basement to fortieth floor

*1. New refuse collection vehicle with an attachable and detachable body: The attachable and detachable body is composed of the carrier and a container to store waste.
*2. The loading method of the refuse collection vehicle is selectable from the rotary board style, pressing style, and others according to the type of waste.

Subaru Wind Turbine Generator Systems

The wind power generation system contributes to the prevention of global warming by using natural energy for power generation. As one of the few domestic manufacturers, Subaru has commercialized the wind turbine generator systems for 40 kW and 100 kW, which were developed originally from our aircraft technology. Having state-of-the-art technologies, the systems are also friendly to the environment: easy to install, easy to start under low wind velocity, and low noise.



40 kW Wind Turbine Generator System (Installed at the Ashikaga Institute of Technology)

Subaru also participated in a variety of events and seminars to raise environmental consciousness and make contributions to local communities. Hoping for development of wind power generation, we also gave presentations at academic conferences and local government related meetings.



Giving a lecture at the secretariat of the National Municipal Governments Association for Promotion of Wind Power Generation

Railroad Memorial Museum

The Railroad Memorial Museum was established to preserve the history of our railroad cars production after withdrawal from that business. The storage hall stores and exhibits representative cars FHI produced, including the rail bus*1 for the Tarumi Railway manufactured in 1984. The material hall stores the history of wagons in materials by exhibiting photo panels of representative cars and their production processes together with commemorative products, as well as accumulated photos and materials from a line of cars. The Museum, which is open regularly, is utilized as a spot for communication among local residents and retired employees, along with a square having a green in front of the museum as a relaxation space for employees.



Railroad Memorial Museum

Clean Enterprise

The Clean Enterprise tackled development of various running robot products, and actualized a cutting-edge elevator-interfaced cleaning robot system for conservation of energy and labor in cleaning buildings. In addition, we also provide an ozone deodorizing and purifying device applicable to various purposes.



Cleaning robot

Degerming and Deodorizing System with Ozone Gas

The system to degerm and deodorize rooms using ozone gas has been delivered to healthcare facilities for the elderly requiring nursing care. Under the system, ozone gas generators are installed on the ceilings of the bedrooms, service stations, dining rooms, and corridors, as well as in the lavatories, in order to degerm and deodorize the air. The device installed on the ceiling has an air cleaning system, where air taken in through the activated carbon filter is degermed and deodorized with ozone before being released back into the room. It is possible to control the concentration of ozone at an optional level by computer.

Ozone has strong germicidal power, and produces good effects in degerming and deodorizing without leaving toxins. Since ozone is produced from air (oxygen), it is easy to handle anyplace. This system is expected to improve the indoor environments of such facilities.

Robots Exhibited at the 2005 World Exposition, Aichi, Japan

At the EXPO 2005 Aichi, Japan, which started on March 25, the verification testing for prototype robots are implemented under the Project for the Practical Application of Next-Generation Robots by NEDO.*2 At the site, visitors can watch the robots actually moving. FHI participates in the project by exhibiting four units of outdoor cleaning robots, the Subaru Robohiter RS1 , and three units of garbage can carrying robots, the Subaru Robohiter T1. These robots are displayed at the Robot Station. In addition, the Subaru Robohiter RS1 robots automatically clean the main street, called the Global Loop (2.6 km in total length and about 21 m in width), and around the West Terminal during closing hours.



Subaru Robohiter RS1: By triangulation using GPS and a laser sensor, the robot recognizes the outdoor location, and cleans exterior floors with a brush on automatic drive.

Left: Subaru Robohiter RS1
Right: Subaru Robohiter T1

*1. Rail bus: FHI developed diesel cars with reduced initial, operational, and maintenance costs for third-sector railroad companies. They are still working hard in many lines. *2. NEDO: New Energy and Industrial Technology Development Organization

Production

In 2004, FHI successfully achieved a zero level of waste material generation at all its plants. In addition, the Utsunomiya Manufacturing Division implemented a natural gas cogeneration system in February 2005 as a powerful measure against global warming. FHI actively commits to continuing its efforts to preserve the environment.

Amount of Resources Input and Total Emissions at Plants

This figure shows the amount of resources used and emissions in fiscal 2004 at Gunma Manufacturing Division, our main automobile production plant in Japan.

□Amount of Resources Input and Emissions



Amount of materials input: 439,000 tons
Metals such as iron and aluminum
Non-metals such as plastic and paint
Amount of energy consumed (crude oil equivalent): 106,000 kl
Amount of water used: 2,890,000 m³
INPUT
(Emissions into the atmosphere)
Amount of CO2 emitted: 184,000 tons of CO2
Amount of HFC134a *1 emitted: 307 tons of CO2
Amount of chemical substances subject to the PRTR Law emitted: 944 tons
(Emission into drainage systems)
Amount of water emitted *2: 2,890,000 m³
Amount of chemical substances subject to the PRTR Law emitted: 2.3 tons
OUTPUT
OUTPUT
OUTPUT
Amount of waste materials: 0 tons
Amount of materials recycled: 68,600 tons

Total amount of materials generated: 68,600 tons

Reduction of Waste Materials

Zero level of waste material generation achieved

FHI is actively committed to reducing waste in all its plants. At the Gunma Manufacturing Division,*3 the Utsunomiya Manufacturing Division,*4 the Industrial Products Company,*5 and Tokyo Office*6 zero emissions have already been achieved.

The total amount of materials generated, including scrap metal associated with production activities in 2004, was 73,024 tons in total for all plants, and the materials generated were treated as the figure below shows. The amount of waste materials generated (waste materials treated intermediately by external companies plus waste materials directly landfilled) reached the zero level from 2004, due to progress in the measures for by-product sources and expansion of the recycling program. The amount of waste materials landfilled has been at the zero level since October 2003.

□Outline of Treatment of Materials Generated



(Unit:Tons)
Amount of materials recycled within FHI (aluminum, etc.): 1,874
Amount of scrap metal recycled: 63,018
Amount of materials recycled: 73,024
(charged, free of charge, paid, amount of materials recycled within FHI and scrap metal)
Amount of materials recycled outside the company (charged, free of charge, paid): 8,132
Total amount of materials generated: 73,024
Amount of waste materials generated: 0
Amount of waste materials incinerated in FHI: 0
Amount of waste materials landfilled after external treatment: 0
Amount of waste materials directly landfilled: 0
Amount of waste materials treated intermediately by external companies: 0
Landfilled materials: 0
Amount reduced: 0

*1. HFC134a emissions: Calculated by multiplying the amount emitted by the global warming potential *2. Drainage Emissions: The same as the amount of the water used *3. Gunma Manufacturing Division: Automobile development and manufacturing base *4. Utsunomiya Manufacturing Division: The Aerospace Company and Eco Technologies Company's development and manufacturing base *5. Industrial Products Company: Industrial product development and manufacturing base *6. Tokyo Office: Automobile research and development base

The following chart shows trends in the amount of materials generated, excluding scrap metal, and trends in the amount of waste materials generated from fiscal 2000 to 2004. In fiscal 2004, zero level waste generation was achieved by promoting reduction in the amount of materials generated and by recycling efforts.

□Trends in Amount of Materials Generated Excluding Scrap Metal



(Tons)
Amount of materials recycled
Amount of waste materials generated
Amount of Materials Generated Excluding Scrap Metal
16,000
12,000
8,000
4,000
0
13,404
10,166
3,238
12,439
11,742
697
11,485
11,218
267
10,995
10,813
182
10,006
10,006
0
'00
'01
'02
'03
'04
Fiscal year



□Trends in Amount of Waste Materials Generated



Amount of waste materials directly landfilled
Amount of waste materials treated intermediately by external companies
Amount of waste materials incinerated in FHI
(Tons)
Amount of waste materials generated
4,000
3,000
2,000
1,000
0
The amount of waste materials generated in fiscal 1990 was 21,154 tons.
3,238
129
749
2,360
Amount of waste materials treated intermediately by external companies: 179 tons
Amount of waste materials directly landfilled: 3 tons
Amount of waste materials treated intermediately by external companies: 262 tons
Amount of waste materials directly landfilled: 5 tons
697
18
505
174
267
182
0
'00
'01
'02
'03
'04
Fiscal year

Reducing the Amount of Scrap Metal in the Automotive Production Process

As for metals, including iron and aluminum, the primary materials for automobiles, FHI is making efforts to generate as little scrap metal (by-products) as possible by changing the quality of materials and weight-saving design for products and improving the yield ratio during the production process, in order to improve automobile environmental performance and effectively utilize resources. The following chart shows the past records after fiscal 2000 and our future plan.



□Ratio of Amount of By-products Generated to Amount of Products Produced



(Tons/100 million yen)
Amount of by-products generated to amount of products produced
12
8
4
0
9.89
9.20
8.95
7.86
7.38
8.93
'00
'01
'02
'03
'04
'05
'06
Fiscal year

Column

The 2004 Clean Japan Center Chairman's Prize*1 in the Resource Recycling Technology & System Commendation Sponsored by the Ministry of Economy, Trade and Industry(METI)

FHI developed a recycling technology of paint sludge into raw material used for automobile vibration-proof parts or blast furnaces and constructed its recycling factory in the Gunma Manufacturing Division in May 2001, where effective recycling of paint sludge has been carried out (for details, refer to page 30 in the 2002 Environmental & Social Report).

For this technology and recycling performance, the 2nd Manufacturing Engineering Dept. and the Manufacturing Environment & Safety Dept. in the Gunma Manufacturing Division were awarded the captioned prize.



Reducing Water Consumption

The volume of water used by FHI in fiscal 2004 was 3,690,000 m^3. We will continuously implement resource saving measures in everyday operations as well as strict maintenance of water pipes in order to reduce water consumption.

□Trends in Volume of Water Used



Volume of water used
Volume of water used per production (fiscal 1990 = 100)
(10,000 m³) 100
(Index)
Volume of water used
Volume of water used per production
700
600
500
400
300
200
100
0
100
80
60
40
20
0
91
76
80
80
84
72
68
63
48
48
568
562
508
553
599
622
535
504
467
366
369
'90
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
Fiscal year

*1. The Prize in the Resource Recycling Technology & System Commendation: a prize
The Clean Japan Center awards prizes and citations under the commission of the Ministry of the Economy, Trade and Industry, with the aim of promoting the efforts of superior businesses that contribute to controlling waste generation and reuse.

Prevention of Global Warming (Energy Saving)

Every FHI plant is committed to improving the energy efficiency of facilities to avoid waste or loss of energy. Following to the example of the Yajima Plant in Gunma Manufacturing Division, the Utsunomiya Manufacturing Division implemented a natural gas cogeneration system in February 2005.

In fiscal year 2004, our energy use stayed flat compared with the previous year to 134,700 kiloliters (crude oil equivalent) in total for all plants, mainly by continuous promotion of various measures, including improving energy consumption of production facilities and reducing air leaks, even though the number of vehicles produced increased by 3.4%, automotive production being our main business. For CO_2 emissions, the total amount decreased 1.5% compared with the previous year to 233,000 tons of CO_2 in fiscal 2004, owing to the use of natural gas for boilers and implementing the cogeneration system in the Utsunomiya Manufacturing Division. This is a 15.0% reduction compared with fiscal 1990 levels. In addition, energy consumption per production improved by 1.9% in comparison with the previous year, and a 33.6% reduction was achieved compared with the 1990 result.

The amount of greenhouse gases (methane, dinitrogen monoxide, HFC, PFC, sulfur hexafluoride) emitted, excluding CO_2, was equivalent to 400 tons of CO_2.

□Trends in Amount of CO_2 Emitted


Trends in Amount of CO2 Emitted 100
Energy consumption per production (fiscal 1990 = 100)
Amount of CO2 emitted
(Index)
Amount of CO2 emitted
Index of energy consumption per production
40
30
20
0
100
80
60
0
81 81 82 77 77 78 72 71 68 66
27.4 25.7 26.0 27.2 27.7 27.4 27.7 25.6 24.7 23.6 23.3
'90 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 Fiscal year

Column


Winning the 2004 Prize of the Head of Kanto Economic Affairs Bureau, METI

By the Transmission Engineering Section of the Third Manufacturing Engineering Dep.

The Gunma Manufacturing Division worked on the improvement of parts cleaning machines which consume much energy in the transmission assembly process. This improvement was highly evaluated in the Energy Saving Excellent Case Symposium Kanto Conference sponsored by the Energy Conservation Center Japan because of the inclusion of many excellent technological elements, the availability of immediate effects, and the versatility applicable to many aspects and fields.



Mr. Nakamura in the Transmission Engineering Section received the prize. This activity was also presented in the national conference as an excellent case.

Management of Chemical Substances (the PRTR Law)

In fiscal 2004, 19 chemical substances subject to the PRTR Law were used by FHI, as detailed below. The total use of such chemical substances was up 10.6%, compared with the previous year, but their release into the atmosphere and water was down 19.1%. Major reasons for this include a change in the cleaning thinner during the automotive painting process to one with less xylene, reduction in paints used, and improvement in the cleaning thinner collection rate.

□Trends in Amount of Chemical Substances subject to the PRTR Law


(Tons)
Amount of PRTR chemical substances emitted
2,000
1,500
1,000
0
1,584
1,477
1,365
1,215
983
'00 '01 '02 '03 '04 Fiscal year

Note: Only amounts exceeding one ton a year are shown.

□Totals of PRTR Chemical Substances Used in Fiscal 2004 (Only amounts exceeding one ton a year are shown. Substances marked with a * are Class 1 Designated Chemical Substances)(Unit: Tons per year, mg-TEQ per year (only for dioxins))

Code	CAS Number	Name	Amount handled	Amount emitted into atmosphere	Amount emitted into public water	Amount removed	Amount consumed	Amount eliminated by processing	Amount recycled	Amount treated at landfills
1	none	Soluble compound of zinc spelter	27.17	0	0.29	5.44	21.45	0	0	0
9	103-23-1	Bis (2-ethylhexyl) adipate	1.21	0	0	0	1.20	0.01	0	0
16	141-43-5	2-aminoethanol	3.45	0	0.28	0.03	0	3.14	0	0
30	25068-38-6	Polymer of 4, 4'-isopropylidene diphenol and 1-chloro-2,3-epoxypropnae (liquid)	17.05	0	0	2.47	14.39	0.19	0	0
40	100-41-4	Ethylbenzene	368.27	180.26	0	0	84.02	26.77	77.23	0
43	107-21-1	Ethylene glycol	1,623.88	0	0	0	1623.88	0	0	0
63	1330-20-7	Xylene	973.33	420.39	0	0.63	375.24	62.29	114.78	0
69*	none	Hexavalent chromium compounds	3.83	0	0	0.10	0.27	0.66	2.79	0
176	none	Organotin compounds	2.94	0	0.01	0.14	2.80	0	0	0
179*	—	Dioxins	0.24	0.24	0	0	0	0	0	0
224	108-67-8	1,3,5-trimethylbenzene	48.30	16.45	0	0	18.31	4.81	8.73	0
227	108-88-3	Toluene	1077.95	362.34	0	3.58	598.83	74.62	38.59	0
232*	none	Nickel compounds	6.70	0	0.30	4.91	1.50	0	0	0
272	117-81-7	Bis (2-ethylhexyl) phthalate	86.99	0	0	3.97	83.02	0	0	0
283	none	Hydrogen fluoride and water-soluble salts	3.91	0	1.01	2.89	0	0	0	0
299*	71-43-2	Benzene	26.20	0.02	0	0	26.18	0	0	0
309	9016-45-9	Poly (oxyethylene) = nonylphenyl ether	1.20	0	0.09	0.90	0.12	0.10	0	0
310	50-00-0	Formaldehyde	1.38	1.38	0	0	0	0	0	0
311	none	Manganese and its compounds	10.87	0	0.30	5.22	5.35	0	0	0
Total			4,284.63	980.85	2.27	30.28	2,856.54	172.58	242.12	0

Reducing Substances with Environmental Impact

Reducing VOCs Generated in the Painting Process (Automobile Division)

In fiscal 2004, we reduced emissions of VOCs per unit of area painted on the vehicle body to 46.4 g/m^2, thereby reducing emissions by 57.4% compared to fiscal 1995 levels. The major contributing factors were efforts to reduce the amount of use by changing the cleaning process in the color modification phase, shortening the cleaning time, and reducing the amount of thinner in the paints.

Sulfur Oxide (SOx) Emissions

The amount of SOx emitted in fiscal 2004 was reduced compared with the previous year through such year-round efforts as introduction of a cogeneration system in the Yajima Plant in the Gunma Manufacturing Division, as well as the cogeneration system introduced and utilizing natural gas as fuel for boilers in the Utsunomiya Manufacturing Division.

□Trends in VOC Emissions


VOC emissions
Rate of reduction (%)
(g/m²)
VOC emissions
Rate of reduction
0
18
24
33
38
47
53
55
56.7
57.4
120
100
80
60
40
0
20
40
60
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04 Fiscal year

□Trends in Amount of SOx Emitted (total for all plants)


(1,000 Nm³)
Amount of SOx emitted
40
30
20
0
31.5
30.7
31
32.5
33
33.6
28.5
26.2
16.5
14.8
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04 Fiscal year

□Nitrogen Oxide (NOx) Emissions

Trends in Amount of NOx Emitted (total for all plants)


(1,000 Nm³)
Amount of SOx emitted
50
40
30
20
0
45.3
43.9
40.7
36.0
17.6
'00 '01 '02 '03 '04 Fiscal year

Reducing Use of HFC134a (Automobile Division)

To reduce atmospheric emissions from the vehicle manufacturing line, we have been minimizing leakage while pumping gas in air conditioners. As a result, we were able to reduce emissions by 95% compared to fiscal 1996 levels.

Emissions of Nitrogen, Phosphorous, and BOD

The chart below shows the total amount of nitrogen, phosphorous, and BOD emitted, including drainage, from all plants in fiscal 2004.

Substance	Fiscal year	Nitrogen	Phosphorous	BOD
Amount emitted (tons per year)	2003	34	9	54
	2004	36	8	60

Dioxin Emissions from Incinerators

Incinerators were shut down in the Gunma Manufacturing Division in December 2000 and in the Utsunomiya Manufacturing Division and the Industrial Products Company in September 2001. This means we shut down all incinerators in every FHI division, ending dioxin emissions from all sources.

Green Procurement

Automotive Business Unit

We held an explanatory meeting on our green procurement activities to suppliers in May 2005 to exchange ideas and to explain our efforts for the current year. We also sponsor the Subaru Safety Environment Association conference regularly every April to assist local suppliers in setting up their environmental management systems (EMS). By March 2005, the EMS had been completed by 283 out of 296 target suppliers in Japan.

We are using the International Material Data System (IMDS), a system that meets global standards to measure substances, including components, with an environmental impact, and we continue to assist our suppliers in inputting data.

Industrial Products Company

We explained our Annual Plan for Environmental Efforts to 101 suppliers. In fiscal year 2003, all of the suppliers completed the establishment of an EMS; however, we will continue to work on activities for environmental preservation by maintaining the establishment of EMS and reducing substances with an environmental impact.

Aerospace Company

In April 2005, we held an explanatory meeting, again requesting that they set up an EMS. In addition, we asked 257 suppliers to complete a questionnaire regarding the examination and reduction of substances with an environmental impact contained in their products.

Eco Technologies Company

We sponsored a seminar about the establishment of EMS (Eco Action 21, promoted by the Ministry of the Environment) in February 2005 with suppliers to promote the reduction and elimination of substances with an environmental impact, as well as to improve the yield for raw materials.

Green Purchasing

We have been promoting activities to select and use environmentally friendly products since October 2000. The ratio of environmentally friendly products purchased in the Gunma region reached 100% in fiscal year 2004. For fiscal 2005, the Head Office area will aim for a complete transition to use of environmentally friendly products, and the environmentally friendly products campaign will be promoted at each FHI company.

Utsunomiya Manufacturing Division's Cogeneration System

Major Progress in the Prevention of Global Warming thanks to the Introduction of the Natural Gas Cogeneration System and the 6,030 kW Gas Engine Method!

Prior to the enforcement of the Kyoto Protocol, on February 1, 2005, the Utsunomiya Manufacturing Division started to operate the 6000 kW class natural gas engine cogeneration system as the ultimate measure for prevention of global warming. This follows the introduction of the natural gas turbine cogeneration system at the Yajima plant of the Gunma Manufacturing Division in September 2002. The introduction of this system in other factories is now being considered in order to meet the unique energy demands of each factory.



The natural gas cogeneration system introduced at the Utsunomiya Manufacturing Division

High Generation Efficiency

Compared to the efficiency levels of the other gas engine generators currently in use, this system's power generation efficiency of over 44% ranks as the highest in the world. When combined with the high-efficiency exhaust heat recovery equipment, the steam (0.8 MPa) recovery rate reaches 3.83 tons per hour, and the heat recovery rate reaches 21%, including hot water recovery.

Input 100%
Gas engine
Electricity44%
Steam20%
Hot water1%
Loss35%
Total efficiency 65%

Effects of Introducing the Cogeneration System

Since environmentally friendly natural gas is used as fuel, not only high power generation but also high energy-saving effects (1700 kl/year in crude oil conversion) and CO_2 emission reduction effects (7100 tons-CO_2/year, equivalent to 20% of the 1990 emission amount) are anticipated.

Features of the System

During installation of this system, we have given every consideration to neighboring communities and to protecting the global environment.

- Environmentally friendly design
  - ◇ An ignition engine (ignition plug system) that does not use heavy oil
  - ◇ Effective water-saving radiator cooling (compared with a cooling tower method)
  - ◇ Engine adopted anti-vibration structure. And noise insulation structures were arranged in the building and on the rooftop
  - ◇ Low exhaust emission (NOx) concentration (well within the regulated values)
- Uses a minimum of building space due to the compact design
- High reliability and power saving due to the 24-hour real-time remote monitoring system
- Upon introducing the high efficiency DSS (Daily Start, Daily Stop) operation system, we obtained subsidies from the 2003 Alternative Energy Project Support Program. Also, the adoption of the ESCO method [*1] enabled us to realize effective energy-saving policies without any initial investment.

System Flowchart


Gas engine generators
Electricity control room
City gas
Gas engine
6,030 kW
generator
Gas emissions
Steam 0.8 MPa
3.83 t/h
Water supply to boiler
Heating line (60℃)
Exhaust heat boiler
Exhaust gas, silencer & stack
(20℃)
Heat exchanger for supplied water to boiler
Remote monitor
Radiator
Soft water tank
Auxiliary machine power
Electricity control room
Soft water equipment
Supply water
To the steam system
To the electric power system
Energy advance energy service facilities
Exhaust heat boiler
Radiator

*1 ESCO method: The method according to which ESCO (energy service companies) providers supply customers who agree to introduce energy-saving policies with such comprehensive services as diagnoses, designing, construction, maintenance, and operation of buildings and facilities; help with procurement of project money, etc; carrying out retrofit work; and guaranteeing energy-saving effects from such projects.
ESCO companies receive part of the profits resulting from customers' energy-saving results as a reward.



Recycling

Automobile-related companies are obligated by the Law on Recycling End-of-Life Vehicles, which came into force on January 1, 2005, to share responsibility for recycling and to properly treat end-of-life vehicles (ELV*[1]). FHI recognizes that the role of automobile manufacturers is important. In addition, we strive to comply with the regulations stated in Directive 2000/53/EC of the European Parliament and of the Council on ELVs effective since September 18, 2000.

FHI's Fundamental Philosophy

As shown below, FHI will plan, study, and make efforts to decide what direction cars of the future as well as recycling technology should take, with the goal of further promotion of streamlining and realizing low-cost recycling based on the present situation and the future prospects of ELV.

☐ Our Future Efforts


In 5 years
In 15 years
Starting development
Starting production
Model whose development started 15 years ago is at end of life
Development and Design
We are developing and designing automobiles in anticipation of a recycling-oriented society in 15 years.
As for waste materials at the stages from production to use, we will continue to keep the amount small, as well as develop recycling techniques for waste materials.
Production, Sales, and Use
We are developing technology to make use of components and materials taken from vehicles produced about ten years before.
End-of-Life Vehicles
We are developing technologies to make the treatment of end-of-life vehicles more efficient.

Law on Recycling End-of-Life Vehicles

Directive 2000/53/EC of the European Parliament and of the Council on ELVS

The EU directive, to which FHI will respond step by step for automobiles introduced after July 1, 2003, includes the following five characteristics:

◇ Prohibition against using substances with environmental impact as much as possible
◇ Charge-free acceptance of ELVs
◇ Including recyclable ratio in requirements for type certificate
◇ Issuance of dismantling procedure manuals
◇ Regulation on recycling ratio

Law on Recycling End-of-Life Vehicles

The three characteristics of the Law on Recycling End-of-Life Vehicles:

◇ Automobile manufacturers must collect fluorocarbons, airbag-related products, and ASR produced, and then break down fluorocarbons and recycle the others.
◇ Expenses for recycling must be paid by users in advance as a recycling deposit.
◇ Tracking reports of ELVs after they are accepted from users until they are appropriately disposed of is required.

As for fluorocarbons and airbags, FHI established the Japan Auto Recycling Partnership in cooperation with other automobile manufacturing companies to establish a collection system to properly treat those items. As for ASR,*[2] FHI established ART*[3] (Automobile shredder residue Recycling promotion Team) jointly with eleven other automobile manufacturers. Moreover, as shown in the chart to the right, FHI established Automotive Recycle System of SUBARU (ARSS*[4]) to respond proactively to the Law on Recycling End of end-of-Life Vehicles.

*1.ELV: End of Life Vehicle
*2.ASR: Automobile Shredder Residue: Residue left after shredding of the car chassis, sorted by metal type for recycling
*3.ART (Automobile shredder residue Recycling promotion Team: Eleven companies including FHI, Nissan Motor Co., Ltd., Mitsubishi Motors Corporation, Mazda Motor Corporation, Suzuki Motor Corporation, Isuzu Motors Limited, Nissan Diesel Motor Co., Ltd., and Mitsubishi Fuso Truck and Bus Corporation, DaimlerChrysler Japan, Co., Ltd., PAG Import. and Ford Japan.
*4.ARSS: Automotive Recycle System of SUBARU



Subaru's Car Recycling System
The Process from New Product Development to Distribution
Dismantling ELVs
Subaru Group
Development
Design allows easy recycling
Reduction of substances with environmental impact
Research Experiments/Servicing
Proper disposal of airbags
Study of workability
Measurement of man-hours
Production
Recycling of waste generated from factories
Utilization of waste material from other industries
Information on car outfitting
Information on proper disposal of airbags
Distribution/ Subaru Customer Service Center
Shipment
Vehicle shipment information
ARSS
(Automotive Recycle System of Subaru)
Settlement of recycling charges/Information management of recycling charges
Information management of vehicle maintenance
Information management of proper disposal
Information management of shipment data
Information management of money on deposit and payments
Information management of income and expenditures
Information about the recycling charge deposit
Distribution
Deposit of recycling fees
Deposit of recycling fees
Issuance of Recycling Ticket
Information of vehicle maintenance, shipment, and charges
Money on deposit for recycling
Japan Automobile Recycling Promotion Center
Japan Auto Recycling Partnership
Automobile shredder residue Recycling promotion Team (ART)
Companies that accept ELVs
Collection report
Delivery report
Delivery of ELVs
Companies to collect fluorocarbons
Payment for dismantling
Dismantling companies
Crushing companies
Delivery of shredder dust
Recycling companies
Payment of dismantling fee
Flow of information
Flow of money
Flow of material

Design

Promotion of Design Allows Easy Recycling

The Recycling Design Project Team researches easy-to-dismantle parts and vehicles and easily recycled parts structure and materials, gives feedback on the development and design of future vehicles, and prevents ASR from being generated.

Recycling Market Research

The team members continuously visit dismantling companies, shredding companies, and waste disposers in various parts of Japan to exchange views on the current and future market trends for ELV treatment. The results are used to determine the principles for designing automobiles with due consideration for recycling and extract detailed subjects for future research.

Efforts toward the Reduction of ASR

ASR includes a huge variety of materials and chemical substances used for manufacturing automobiles, and these materials consist of a complex mix. Consequently, the team members completely dismantled, disassembled, and analyzed vehicles to identify the reasons ASR is generated, and then created the ASR Calculation Guideline for calculating the amount of ASR generated from a vehicle. Next, the Recycling Design Guideline was drafted to prevent the generation of ASR. These guidelines are utilized for the development of Subaru automobiles.

Efforts to Improve Recycle-ability

[Advances in Airbag Disposal]

Airbags and pretensioner belts significantly contribute to reducing shock to drivers and passengers during accidents. On the other hand, the vast majority of automobiles are put out of service with unused airbags. Automobile manufacturers are asked to dispose of these airbags and similar products under the Law on Recycling End-of-Life Vehicles, but team members are researching the optimal structure, including related components, to pursue a safer and easier way of activating airbags in automobiles and their subsequent disposal.

[Advances in Wire Harness Dismantling]

Most of the nonferrous metal, such as copper, contained in vehicles is already being recycled. However, it is thought that it can be collected more effectively if it can be removed before shredding the ELVs. Since wiring harnesses are installed everywhere in an automobile chassis, FHI is considering a structure that makes it possible to collect more nonferrous metal in a shorter time.



Wire harness dismantling experiment

[Easier Material Indication]

Most important is that the material in the parts can be seen easily when we recycle. FHI started to indicate the type of material on plastic parts in 1973 before guidelines for the industry were established. The indication was placed on the back side of the parts, but we thought if we could confirm the material type without dismantling the parts, we could avoid such wasteful situations as "we dismantled the part but it was the wrong one." FHI will change the indication position on the bumpers of all our vehicles, including the Legacy and the R2.



Now the material type can be seen without dismantling the bumpers. (Subaru R2)



An example of the material indication (">PP<": PP means polypropylene.)

Efforts to improve proper disposal

The Law on Recycling End-of-Life Vehicles also regulates proper disposal of substances with environmental impact, particularly fluorocarbons used as refrigerants in air conditioners, airbags, and similar products. Concerning future vehicle development, FHI recognizes it will be essential to produce vehicles that can be disposed of more easily.

Reduction of Fluorocarbons

By 1994, FHI finished changing over from specified fluorocarbon CFC12 to HFC134a, a substitute CFC that does not harm the ozone layer. However, HFC134a is thought to influence global warming. We reduced the amount of HFC134a, and we are researching substitute refrigerants other than fluorocarbons.

□Reduction in the Amount of Fluorocarbons Used


(g)
Subcompact cars
Mini cars
Amount of Fluorocarbons used
500
400
300
200
100
0
450
400
The old model Legacy (distributed since 1998)
The new model Legacy (distributed since 2003)
The PLEO (distributed since 1998)
The R1 (distributed since 2004)

Advances in Airbag Disposal

Since they are very easy to dismantle, FHI used disc-type inflators for passenger seat airbags to achieve easier disassembly of inflators.

Reducing Substances with Environmental Impact

We are committed to curtailing our use of substances that have an environmental impact at an early date, not only to reduce the damage to the global environment, but also to remove the need for complicated recycling equipment and operations for ELV treatment. We think it is necessary to reduce substances that have an environmental impact; consequently, we are making efforts to promote the recycling of parts and materials.

Introduction of IMDS

IMDS (International Material Data System) is a database system developed by a European automobile manufacturer that FHI is using to manage substances that have an environmental impact and for calculating recyclable ratios. After introducing IMDS in 2003, Subaru started to research a variety of vehicles. We will continuously strive to ensure that our efforts are successful to meet the requirements for 2008. In that year, the recycling rate potential will be of vital importance in Europe.

Reducing the Use of Lead

New model compact automobiles use no lead in the wheel balancers, which reduces the amount of lead used to less than one-tenth the 1996 industry average.

Responding to the Voluntary Activity Plan of the Japan Automobile Manufacturers Association, Inc.

In accordance with "Substances with Environmental Impact—Voluntary-activity by the Japan Automobile Manufacturers Association, Inc." (issued by JAMA in December 2002), we will promote the reduction of mercury, cadmium, and hexavalent chromium.

Production

System for Grade Integration of PP Plastic

Previously, a great deal of waste was created in our materials manufacturing, compounding, and parts mold-processing procedures since we had different mixes of PP materials depending upon the parts. In order to keep such waste to a minimum, we promoted the integration of PP grades. Each integrated material for bumpers and interior parts has been applied to most vehicle parts. We are also going to further improve efficiency by making plastic materials easier to recycle.

□ How Integrated Materials for Interior Parts are Used (R1)



Green parts: Integrated materials are used in these parts.

Recycling Waste Materials (Paint Sludge*1)

We found a way to recycle paint sludge from the paint factory. We are recycling paint sludge as anti-vibration materials for automobile floor panels and as blast furnace reducer. We are also considering recycling it for other uses. As for recycling paint sludge, the 2002 Environment Report, "Paint Sludge Recycling Plant" (see p. 30) explains the process in detail.

□Amount of Paint Sludge Recycled


(Tons)
Utilized as blast furnace reducer
Utilized as anti-vibration materials in floor panels
Amount of paint sludge recycled
200
180
160
140
120
100
80
60
40
20
0
5
40
60
40
60
120
40
130
35
140
43
'99
'00
'01
'02
'03
'04
Fiscal year

Utilizing Other Industrial Wastes

Continuous efforts

FHI will actively utilize recycled materials generated by industries other than the automobile industry. For waste materials generated in production plants, we are also promoting development of technology so that we can recycle and utilize the waste materials from automobile production.

□ An Example of Utilizing Recycled Materials in the New Minicar Model R1


Recycled bumper materials (universal joint cover)
Recycled PET (roof trim and insulator)
Recycled PET (apron and insulator)
Waste from painted bumpers (bumpers)
Recycled bumper materials (under covers)

*1 .Paint sludge: Waste produced during the surfacer and the top coat in the car painting process. (Waste paint that did not adhere to the automobile body)

Sales and Services

Environmental Efforts by Subaru Dealers

FHI is working on environmental issues with Subaru dealerships as the Subaru team.

◇ Comply with environmental laws and regulations, and further contribute to the environment of the local community.

◇ Continue to improve the environmental management systems to create environment-friendly dealers

All dealers of the Subaru team are working on environmental compliance activities under the above-mentioned mottos. Since the simultaneous kick-off of the activities in December 2003, each sales company has set up a model base and carried out thorough inspections of environmental compliance for further improvement. In the summer of 2004, the Subaru team held workshops at seven locations throughout Japan, promoted voluntary activities, deepened the level of awareness, and aimed to expand the activities to the nationwide sales bases.

Currently FHI is continuing the thorough inspections of environmental compliance and improvement activities in the nationwide sales bases for consummation by 2005. Also, to deal with the Automobile Recycle Law enforced in January 2005, FHI has encouraged dealers to participate in the seminars sponsored by the government and other concerned organizations, prepared the *Procedural Manual for Subaru Dealers*, and held a workshop in each sales region in the fall 2004.


スバル特約店向け
導入説明資料
SUBARU

Procedural manual concerning the Low on Recycling End of Life Vehicles *1



Environmental compliance through thorough inspections and improvement activities

Regarding the environmental management system, Aomori Subaru CO.,Ltd. and Fuji Subaru CO.,Ltd. obtained ISO 14001 Certification in December 2004 and in January 2005, respectively. Now the certification has been acquired by total four Subaru teams, including Chiba Subaru Inc. and Iwate Subaru Inc.

Using Reassembled and Used Parts

FHI has worked on environmental issues in line with nationwide Subaru dealers as the Subaru team. As one of our efforts,we are using recycled (that is,rebuilt) and used parts. Using rebuilt parts*2, such as engines, transmissions and water pumps, was started in collaboration with the related manufacturers in 2004. Dealing with used parts, such as exterior panels, lamps, windshields and wheels, was started in collaboration with existing used parts network groups in April 2004.

□Using Rebuilt Parts

Designated items
Engine
Automatic transmission
Manual transmission
CVT (Continuously Variable Transmission)
Alternator
Starter
ECU (Engine Control Unit)
Water Pump

Disposal

FHI established an in-house system in 1973 to identify the materials used in plastic parts, ahead of the timetable for industry guidelines for the establishment of such systems. This system is very helpful when the company collects scrapped bumpers to recycle for use in other parts of vehicles. In fiscal 2004, we collected 41,700 scrapped bumpers from all over Japan, which is a 1% increase from the previous year.

The scrapped bumpers were recycled for use in other parts of Subaru as shown in the graph below,


□Progress Made in Scrapped Bumper Collection


(Unit: 1,000)
45
40
35
30
25
20
15
10
5
0
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 Fiscal year

□Parts Produced from Scrapped Bumpers

Model	Parts
R1, R2, Pleo	Universal joint cover, undercover
Legacy	Under spoiler, battery pan

*1.This guidance describes, along with actual examples, *the recycle charge deposit practice when purchasing a new car* and *the contractor's takeover practice* at a dealer's shop.

*2.Rebuilt parts (based on used parts called "core") mean parts that are dismantled, cleaned, reassembled, any worn or damaged interior components being replaced with used components, and then resold. Reused parts mean parts that are taken from a used automobile, cleaned, refurbished, and resold. Recycled parts consist of those two categories.

Disposal of End-of-life Vehicles

FHI is working with companies that process end-of-life vehicles to conduct research and development for the improvement of the recycling processes. The results of joint development are made public in order to contribute to the realization of a recycling-oriented society. We are also a manufacturer that develops and sells recycling equipment as well as being an automobile manufacturer. We will continue to make a strong effort to develop more effective systems in the field of automobile recycling technology. The main technologies that we are working on include one for recycling auto window glass, one for preventing noise when the airbags activate in vehicles, and one for dismantling ELV.


We are contributing to the coming recycle-oriented society by taking advantage of our technology.
Automobile manufacturing technology
Environment engineering technology
Promotion of development in cooperation with local dismantlers
Glass recycling technology
ELV dismantling technology
Airbag processing technology


In order to avoid complacency, we aim to achieve the best recycling methods by making evaluations in cooperation with other recycling companies.
Providing feedback on the review results
Developing new methods of ELV treatment and recycling
Reviewing and improving the economical efficiency of the methods
Aiming to realize an economical recycle-oriented society
Evaluation of the test results
Designating issues to solve
Demonstration tests of new recycling methods in cooperation with recycling companies

Developing Auto Window Glass Recycling Technology

Most of the automobile shredder residue from ELVs is landfilled, but FHI believes that removing and recycling auto window glass, which currently accounts for approximately 20% of the shredder residue, will contribute significantly to waste reduction and bring certain advantages.

[Advantages of glass recycling]

◇ ASR generation can be reduced
⇒Of the 3Rs (reduce, reuse, and recycle) of ASR, reduce is achieved to the maximum extent.

◇ Actual recycling efficiency can be increased
⇒The year 2015: We will increase the actual recycling efficiency up to more than 95%

◇ Recyclers' burden can be mitigated
⇒By removing glass from an ELV, the press, shearing, and crushing machines used for ELV recycling will wear less, thereby reducing maintenance costs

FHI started to study a method for side-door glass recycling into glass wool in January 2000 and developed devices for side-door glass collection, windshield crushing, and inner-film separation, thus established a reuse technology for these types of glass into automobile glass. Since April 2003, we have been expanding the amount of glass collected and reused in cooperation with 12 dismantlers and 3 sheet glass providers. Through the 2003 demonstration tests, the quality of glass collected by 12 dismantlers proved to be a certain level. So we proceeded in 2004 with cost and infrastructure maintenance to incorporate the collection, recycling, and reuse jobs into monthly routines. Based on the condition that one dismantler can collect at least 8 tons per month (windshield: 5 tons, side-door glass: 3 tons) and constantly put them into a sheet glass kiln, we determined the sustainable quality as a dismantler and the acceptable quality as a sheet glass provider. Thus more practical glass recycling activities have been promoted.

Windshield Collection Method

Glass is cut with a circular saw and collected.






After cutting 3,000 sheets
After cutting 4,000 sheets

Tool durability has been improved by adopting a sawtooth with carbide tip" and changing the physical-safety cover part into a bearing.

Side-door Glass Collection Method

Glass is crushed with a hammer and dropped into a dish underneath.







Foreign material mixing prevention is improved.

Quality Improvement of Collected Glass

The quality of collected glass has been improved remarkably by adopting a side-door glass collection tool and by educating dismantlers.

□The Amount of Foreign Materials Included in Collected Side-door Glass (Unit: ppm)

	First test in 2001	Second test in 2003	Third test in 2004
Iron	112.2	28.0	0.6
Aluminum	none	none	none
Inflammables	31.3	15.6	4.8
Gravel	0.6	0.6	none

□Tool Manufacturers

Company Name	Location
Makita Corporation	Anjo City, Aichi
Lobtex Co., Ltd.	Higashi-Osaka City, Osaka

□Dismantling Companies

Company Name	Location
Car Steel Co., Ltd	Maebashi City, Gunma
Nagano Automobile Recycling Center Co-op	Tobu Town, Nagano
Ibajihan Recycling Center Co., Ltd.	Minori Town, Ibaraki
Tsuruoka Co., LOtd.	Oyama City, Tochigi
Metal Recycling Co., Ltd.	Kawashima Town, Saitama
Showa Metal	Koshigaya City, Saitama
Keiaisha Co., Ltd.	Yokohama City, Kanagawa
Renaissance Co., Ltd.	Kimitsu City, Chiba
Nippon Auto Recycle Co., Ltd.	Toyama City, Toyama
Sanomaruka Co.	Fujinomiya City, Shizuoka
Shinsei Co., Ltd.	Mihara Town, Osaka
Mitsui Bussan Raw Materials Development Co.	Sakai City, Osaka

Efforts to Activate Airbags in Vehicles - Soundproof Device -

FHI is working to develop a soundproof device to reduce noise in the surrounding area, as well as to improve working conditions, in order to be able to remove airbags without dismantling the chassis. Taking both eco-friendliness and workability into consideration, we made a six-piece lead-free soundproof sheet that can cover a car chassis to muffle the sound. By improving working conditions inside the vehicles, the sound escaping from a car muffled with the sheet can be lowered by 10 decibels when the airbag is inflated.

Overturning Machine for Dismantling: the"Tentomushi" (Ladybug)

An ELV can be anchored on the two arms of this machine and tilted or lifted so that the parts can be removed safely and effectively. The removed parts are recycled or reused. Underneath lies a workbench, which receives waste liquid (cooling water, engine oil residue, etc.) to prevent spills from dropping to the floor.



Parts can be removed easily and effectively by tilting the ELV.



The body of the "tentomushi" used for dismantling an ELV.

Column

Our research paper on ELV Glass Recycling Technology won the JSAE Exposition Award at the 2004 JSAE Spring Forum. This prize has been set up to encourage revitalization and improvement of academic expositions. FHI was evaluated for developing state-of-the-art technology with quality and economy balanced in this field.





Takaaki Ohtake, then manager of the Material Research Department, received the JSAE Exposition Award at the JSAE 2004 Spring Forum.

Logistics

FHI is working to improve transportation efficiency, reduce packaging materials, and promote recycling, as well as reduce the environmental burden in all areas of logistics, including the transportation of completed automobiles, service parts, and overseas knockdown parts. Until recently the transportation of completed automobiles was mainly done by Subaru Physical Distribution Company, one of our affiliates, and the shipping of parts assembled in overseas plants was done by Subaru K.D. Logistics Co., Ltd., which is also one of our affiliates. These two companies merged on July 1, 2004, into a new company, Subaru Logistics Co., Ltd.

Reducing the Environmental Burden of Transporting Completed Automobiles

(The efforts of Subaru Logistics Co., Ltd.)

When the loading ratio of the car carrier increases and the number of car carrier trips decreases, the environmental burden of transporting completed cars can possibly be reduced. Subaru Logistics Co., Ltd., aimed at joint transportation of completed cars with other companies in the same trade. In 2004 the total number of cars carried by joint transportation (commissioned to and from other companies/our company) nearly doubled to 32,884 units compared with the figure in 2000.

□Progress in joint Transportation Volume


(Unit: 1,000)
Number of units
40
30
20
10
0
16
18
21
30
33
'00
'01
'02
'03
'04 Fiscal year

Subaru Logistics Co., Ltd., is conducting questionnaires on future environmental issues along with other companies in the same trade, while encouraging affiliated transportation companies to mount idling-stop equipment on their car carriers and improving drivers' eco-driving awareness. In 2004 the number of cars transported to our domestic dealers increased by 4.2% compared with that of 2003 whereas CO_2 emissions increased by only 1.0% compared with the previous year.*1 Henceforward we will promote transporting a mixture of compact cars and standard-sized cars to enhance loading efficiency.

Reducing the Environmental Burden of Transporting Service Parts

(Efforts of the Subaru Parts Center)

Subaru Parts Center (Ohta, Gunma Pref.) obtained ISO 14001 certification in March of 2005. Packaging specifications for bulk transportation to overseas factories have been revised to reduce the use of cardboard and wood. For example, the packaging material for splashguards was changed from cardboard to stretched film, thereby reducing the use of cardboard by 1,100 kg.



Before improvement (cardboard packaging)



After improvement (stretched film packaging)

Also, the use of exclusive reusable cardboard boxes for parts transportation to domestic dealers has facilitated minimization of the amount of cardboard. In 2004, Ohta Distribution Center also began this practice, further reducing the use of cardboard material by 1,200 kg.

Reducing Packaging Materials for Overseas Knockdown Parts

(Efforts of Subaru Logistics Co., Ltd.)

The coverage of ISO 14001 certification accredited to Subaru Logistics Co., Ltd., was extended at the time of the ISO 14001 regular assessment in February, 2005 to cover the Parts Distribution Center (the former Subaru K.D. Logistics Co., Ltd., which was engaged in packaging and transporting knockdown parts to foreign factories). Here is an example of the packaging for one of the knockdown parts, camshafts, bound for North America. Camshafts require special packaging care because they are precision parts. We improved the packaging materials of these parts and succeeded in recycling and reuse by means of a combination of polystyrene molds (A) and foam-powder adhesive-proof trays (B); this method is now patent-pending. Until now, polypropylene-made packages were disposed of in landfills; however, polystyrene-made packages can be recycled to make lightweight concrete, etc., while trays, provided they are cleaned, can be reused after being returned to Japan.


A

Improved camshaft packaging material for transportation to North American factories

*1. CO_2 emissions: This is calculated by multiplying the numerical value (in ton kilometers)—which is the distance to the dealer multiplied by the weight of the completed car—by the CO_2 emissions coefficient of the transport method.

Activities of Affiliated Companies
—Domestic Companies—

FHI periodically convenes Environmental Problems Meetings with six of our affiliated companies*1 (excluding Subaru dealers) that produce a significant environmental burden in their manufacturing or transport businesses; these meetings are part of the actions of the Domestic Affiliated Company Subcommittee, part of the Production Environment Committee, which itself is one of the subcommittees in the FHI Corporate Environment Committee. We guide and support the establishment of each company's environmental management system to reduce environmental burden, which has brought results such as waste reduction and energy saving.

Domestic Affiliated Company Subcommittee

These meetings have been held in the respective affiliated companies. The employees of other companies can learn from each other through presentations about each company's environmental preservation activities and see their plants. Meetings were held at Fuji Robin Industries Ltd. in May 2004 and at Fuji Machinery Co. Ltd. in September, 2004.


Subcommittee meeting held at Fuji Robin Industries Ltd. (May 2004)


Subcommittee meeting held at Fuji Machinery Co. Ltd. (Sept. 2004)

Also, in April of 2004 FHI had a liaison meeting with four relatively large affiliated companies not related to manufacturing and started working on environmental preservation activities as a group.

Examples of Activities by Affiliated Companies

In 2004, FHI's Environmental Risk Assessment and Green Procurement activities were expanded to cover affiliated companies. In addition to the Domestic Affiliated Company Subcommittee, environmental assessment study sessions were held at Gunma and Tokai districts in November 2004 in order to ensure environmental risk reduction and proactive pollution prevention. Also, since it is important for employees to understand the maintenance and control issues at their facilities, study sessions were held at each company regarding the concept of environmental risks and evaluation points. In 2005 each company will promote improvement activities based on the results of the current activities.


Gunma district study session at Ichitan Co.,Ltd. (Nov. 2004)


Tokai district study session at Fuji Robin Industries Ltd. (Nov. 2004)

All Subcommittee members certified to ISO 14001

In 2004, Yusoki Kogyo K.K., Kiryu Industrial Co. Ltd., and Subaru Logistics Co., Ltd., obtained ISO 14001 certification. This means all six companies in the Domestic Affiliated Company Subcommittee have already obtained ISO 14001 . Each company is currently working on improving PDCA (Plan-Do-Check-Action) based on EMS.


Subaru Logistics Co., Ltd.

On July 1, 2004, Subaru Physical Distribution Company and Subaru K.D. Logistics Co., Ltd. merged and were renamed Subaru Logistics Co., Ltd. The company considers the environment and resources essential and continues to develop a clean, eco- and consumer-friendly logistics system as well as enhancing work quality throughout the process of logistics service.

This company started collecting scrap bumpers of Subaru cars in collaboration with FHI in 1996 as one of our special activities. Since then this activity has been expanded nationwide, and Subaru Logistics Co.,Ltd undertakes the whole process from the collecting stage to the recycling stage, leading to effective waste reduction and reuse of resources. These bumpers are processed into pellets and supplied to the parts makers to reuse in a variety of interior and exterior parts for Subaru cars, including trunk trims.

Kiryu Industrial Co., Ltd., provides customers with high-quality services to satisfy their diversified needs in living and business by using its unique technology and know-how in the following businesses: Special fitting work of compact cars based on the specifications of Subaru cars; recycling of functional parts such as engines and transmissions; and distribution of car spare parts and equipment. This company also recognizes the importance of the environment and seeks to do its part in making consumer and environmentally friendly goods and services.


Kiryu Industrial Co., Ltd.

*1.The six affiliated companies related to manufacturing and transportation
Fuji Robin Industries Ltd., Yusoki Kogyo K.K., Fuji Machinery Co. Ltd., Ichitan Co. Ltd., Kiryu Industrial Co., Ltd., and Subaru Logistics Co., Ltd.
For the locations of their headquarters, please refer to page 5.

Actual Achievements of the Six Domestic Affiliated Companies in Fiscal 2004

Achievements in Environmental Accounting and Environmental Performance

Regarding the environmental burden reduction activities in the manufacturing stage, although environmental costs increased by 13%, economic benefits increased by 35% compared with the previous year. Though waste generation and energy consumption increased accompanying the increase in production output, the quantity of landfill waste has been reduced by almost half, and energy consumption per production was reduced by 18%. FHI is advancing toward its goal of zero emissions.

As for PRTR chemical substances, both the amount handled and the amount released and transferred have been reduced. Henceforth FHI will aim at further reduction of hazardous chemical substances.

As for ISO 14001 certification, Yusoki Kogyo K.K., Kiryu Industrial Co. Ltd., and Subaru Logistics Co., Ltd., the company resulting from the July 2004 merger of Subaru Physical Distribution Company and Subaru K.D. Logistics Co., Ltd., were all accredited, and now all six companies in the Domestic Affiliated Company Subcommittee have achieved ISO 14001 certification. Based on the results of the Environmental Risk Assessment started in 2004, FHI will continue efforts for environmental risk reduction and proactive pollution prevention in 2005. *1

	Environmental costs				Economic Benefits			
	Cost category [ ] indicates a cost category in the Ministry of Environment Guidelines	Amount (million yen) FY 2004	FY 2003	FY 2002	Details	Amount (million yen) FY 2004	FY 2003	FY 2002
Costs of Reducing Environmental Burden (production stage)	Waste treatment and recycling, waste reduction [①-3]	150	129	140	Reduced costs through waste control and changes in treatment methods, profit from the sales of materials obtained from recycling	158	132	96
	Energy conservation, CO_2 emissions reduction [①-2]	29	33	37	Reduced energy cost	33	9	29
	Pollution control such as wastewater and exhaust gas treatment [①-1]	99	85	79	Reduced costs from replacing cleaning agents (chemical agents)	0	0	0
	Total costs to reduce environmental burden	278	247	256	Total savings from environmental burden reduction	190	141	125
Investments costs	Education, ISO 14001 related matters, investigation, and others [③]	67	61	64	–	–	–	–
	Product research and development [④]	89	110	112				
	Total investment costs	156	171	176	(Total investment benefits) currently N/A	0	0	0
Other costs	Cost increment for material changes, measures for end-of-life products, social contribution, environmental measures, and others [②⑤⑥⑦]	17	18	41	Reduced costs by changing raw materials Virgin material procurement costs reduced by using recycled materials	0	0	0
	Total other costs	17	18	41	Total other benefits	0	0	0
Total cost		450	436	472		190	141	125

Environmental performance (quantitative benefits)				
Item	Unit	FY 2004	FY 2003	FY 2002
Total amount generated	ton	13,126	12,787	14,692
Quantity of waste generated	ton	992	914	1,307
Quantity of landfill waste	ton	194	374	401
Amount of energy used (crude oil equivalent)	Kℓ	18,402	17,857	18,562
Energy consumption per production	Kℓ/100 million yen	30.37	36.91	43.48
CO_2 emissions	ton-CO_2	30,926	30,271	31,548
PRTR chemicals Amount handled	ton	116	150	131
Amount released and transferred	ton	72	89	70

Note 1. Cost categories in the Ministry of the Environment Guidelines
① Business area costs
①-1 Pollution control costs
①-2 Global environmental conservation costs
①-3 Resource circulation costs
② Upstream and downstream costs
③ Management activity costs
④ Research and development costs
⑤ Social activity costs
⑥ Environmental damage costs
⑦ Other costs

Note 2. PRTR chemicals: Only amounts exceeding one ton a year at each PRTR applicable manufacturing division were calculated (or those exceeding 0.5 tons a year for specific Class 1 Designated Chemical Substances).


Sales Amount
Total amount of the six affiliated companies: 6.7%
Total amount: 1,018.1 billion yen
FHI: 93.3%


Environmental Costs
Total amount of the six affiliated companies: 2.1%
Total amount: 21.5 billion yen
FHI: 97.9%


Amount of Waste Generated
Total amount of the six affiliated companies: 15.2%
Total amount: 86,151 tons
FHI: 84.8%


Amount of CO_2 Emitted
Total amount of the six affiliated companies: 11.7%
Total amount: 264,000 tons-CO_2
FHI: 88.3%

PRTR

Substances marked with the * are specific Class 1 Designated Chemical Substances(Unit: Tons per year)

Code	CAS No.	Chemical Substance Name	FY 2004 Amount handled	Amount released	Amount transferred
40	100-41-4	Ethylbenzene	4.80	3.25	0.08
63	1330-20-7	Xylene	47.05	30.02	0.68
68	none	Trivalent chromium compounds	5.12	0.26	0
69 *	none	Hexavalent chromium compounds	7.10	0	0
227	108-88-3	Toluene	50.33	37.08	0.86
283	none	Hydrogen fluoride and its water soluble salts	1.50	0.18	0
Total			115.90	70.79	1.62


Amount of PRTR Chemical Substances Released and Transferred
Total amount of the six affiliated companies: 6.7%
Total amount: 1,086 tons
FHI: 93.3%

*1 Calculation of the results for the 2004 fiscal year (April 2004–March 2005) is based on FHI Environmental Accounting Guidelines. For FHI Environmental Accounting, refer to pages 15–16.

Activities by Affiliated Companies
-Overseas Companies-

FHI and five affiliated companies in North America (SIA, SOA, RMI, SCI, SRD)*1 have established the North American Environment Committee (chairman: Mr. Oikawa, president of SIA) under the Corporate Environment Committee, and the fourth and the fifth meetings were held at SIA in Sept. 2004 and in Feb. 2005, respectively, with the attendance of Mr. Suzuki, senior executive vice president and chairman of the Corporate Environment Committee. Through such a framework of group activities, global environmental efforts such as reporting environmental conservation activities at each company and discussing future plans have been carried out.

SCI, a sales base in Canada, and SOA, a sales base in the U.S.A., established the environmental management system and obtained ISO 14001 certification in January and February 2005, respectively.

Overview of Activities in the Five North American Companies

SIA, a production base of Subaru automobiles, and RMI, a general-purpose engine assembly factory, obtained ISO 14001 in 1998 and 2003, respectively. Both companies have already addressed environmental protection activities. The five North American companies have minimized waste generation and reduced the amount of waste directly landfilled by recycling waste in the factories and offices. Their energy saving measures include the following: retrenchment of unnecessary energy consumption by reviewing the machinery running hours; prevention of air leaks in the factory; cut-down of excessive lighting; and monitoring the temperature of air conditioners. Furthermore, they have worked on reducing the use of water in the offices by saving and recycling.



North American Environment Committee



Senior Executive Vice President Suzuki is inspecting the paint sludge recycling plant

Waste


(ton)
Amount generated
Amount landfilled
Amount generated/Amount landfilled
50,000
40,000
30,000
20,000
10,000
0
43,444
35,502
228,855
22,121
18,577
4640
4130
3129
2249
1300
2000
2001
2002
2003
2004
Fiscal year

Note: 2000 & 2001: actual performance by SIA alone
2002: total of SIA, RMI and SRD
2003 & 2004: total of five companies

Amount of energy consumed


(kl)
Amount of energy used (crude oil equivalent)
60,000
50,000
40,000
30,000
20,000
10,000
0
53,378
53,455
50,196
47,720
459,40
2000
2001
2002
2003
2004
Fiscal year

Note: 2000 & 2001: actual performance by SIA alone
2002: total of SIA, RMI and SRD
2003 & 2004: total of five companies

Water amount used


(1,000 tons)
Water amount used
700
600
500
400
300
200
100
0
621
561
510
552
574
2000
2001
2002
2003
2004
Fiscal year

Note: 2000 & 2001: actual performance by SIA alone
2002: total of SIA and SRD
2003 & 2004: total of five companies

*1. SIA: Subaru of Indiana Automotive, Inc.; SOA: Subaru of America, Inc.; RMI: Robin Manufacturing U.S.A., Inc.; SCI: Subaru Canada, Inc.; SRD: Subaru Research & Development, Inc. For the locations of each company, please refer to page 5.


Environmental Report

Environmental Accounting of North American Companies

The North American group companies tentatively introduced environmental accounting in 2004 to deal with environmental issues more effectively. The following table shows the total amount of environmental costs for manufacturing, sales and research of SIA, SCI, and SRD aggregated in accordance with the guidelines of FHI's environmental accounting. The grand total of environmental protection costs stands at 1.082 billion yen (breakdown: environmental burden reduction costs: 736 million yen; investment costs: 303 million yen; and other costs: 16 million yen.)

Unit: 100 million yen

Item	Description	Environmental cost
1. Costs to reduce environmental burden	Costs for reducing environmental burden caused in the production stage, waste disposal costs, energy saving costs, and pollution prevention costs	7.36
2. Investment costs	Costs for reduction of environmental impacts anticipated in the future and costs for R&D, education, ISO 14001 maintenance and management	3.3
3. Other costs	Costs except for abovementioned and cost for environmental-purpose social contribution	0.16
Total cost of environmental protection	Total of 1, 2, and 3	10.82

Note: The details of environmental effects are omitted due to the problem of accuracy.

Environmental Activities in Individual Companies

Reducing Waste

SIA has established a policy to bring to zero the amount of waste directly landfilled (for details refer to page 51.) SOA and SCI have replaced conventional wooden crates with repeatedly used plastic containers for packing reassembled engines and transmissions. SOA included its parts center in the coverage of ISO 14001 certification. This parts center has adopted returnable pallets for parts transportation to the vicinal retailers, recycled unnecessary used cardboard and reduced waste. RMI completely switched to returnable cardboard boxes for parts transportation. SRD, which had so far purchased oil and other liquids in small-sized containers (disposed of at landfills after use), changed them to reusable large-sized containers.


Container for rebuilt engine


Reusable large-sized container


Returnable pallet (SOA)


Returnable cardboard box (RMI)

Preventing Global Warming

SIA curbed unnecessary energy consumption by reviewing the running hours of the furnace in the paint factory, reducing CO_2 emissions by 3,145 tons. Also, air leak prevention and excessive lighting reductions have been addressed in the factory.

CO_2 emissions at SIA


(Thousand ton-CO2)
Amout of emission
14
12
10
8
6
4
2
0
11.7
10.5
9.5
8.4
8.0
2000
2001
2002
2003
2004
Fiscal year

Reducing Amount of Water Used

RMI has installed a water recycling system used for general purpose engine pressure cleaning inspections. SOA has mounted infrared water conserving faucets in every bathroom in the head office to save water. Thus each company has made efforts to reduce water use.

Chemical Substance Control

SIA is now replacing conventional paint with a low HAP (hazardous air pollutant) content paint as one of the measures for mitigating impacts to the ozone layer. The use of TRI (toxics release inventory) chemical substances was decreased from 1.96 kg per vehicle in 2002 to 1.82 kg in 2003. Therefore, total emissions were decreased as shown in the following graph.

Total amount of TRI chemical substance released


(1,000kg)
Released amount
1,000
800
600
400
200
0
915
904
617
489
2000
2001
2002
2003
Fiscal year

Reducing Environmental Risks

SIA has taken measures against spills of gasoline or antifreeze liquid pumped into storage tanks or into paint solvent recovery facilities from tankers and reduced environmental risks. More specifically, the perimeter of the tanker stop position was covered with concrete so that liquid spills would not spread, while valves (these can be closed when liquid is being filled) were installed to prevent the spilled liquid from flowing into the storm drain.


The concrete cover installed in front of the paint solvent recovery facility


The pond within SIA premises where geese hatch every year

Social Contribution Activities

Subaru Cherry Blossom Festival (SOA)

The cherry trees, which were sent to Philadelphia from the Japanese government in 1926 as a symbol of the U.S.-Japan friendship, bloom beautifully every year. To perpetuate the friendly spirit, a Philadelphia Cherry Blossom Festival was held by the Philadelphia Japan-U.S. Association in 1998. Since then the association continues to present 100 cherry trees every year, aiming at planting 1,000 cherry trees by 2007. SOA has held a one-week Subaru Philadelphia Cherry Blossom Festival in front of these newly planted cherry trees every spring since 2003, contributing to the introduction of Japanese culture.


Festival
Poster of Subaru Philadelphia Cherry Blossom Festival

Support through Fund-Raising Campaign

SIA helped the March of Dimes (a medical-related volunteer group), the American Cancer Society, the American Heart Association, and other groups with their regional fund-raising campaigns. RMI extended a helping hand to Hudson Hospital starting last year. SCI gave monetary support to Tread Lightly (actual eco-experience activities). SOA donated a Subaru car to environmental outreach educational programs for children in New Jersey, Pennsylvania, and Delaware, sponsored by the New Jersey Academy for Aquatic Sciences (headquartered in Camden, New Jersey).


Subaru car in full-swing in the Environmental Conservation Program

Commendations

SIA Received the Prize from the National Registry of Environmental Professionals[*1]

SIA was recognized for its outstanding activities in waste reduction and recycling with an Environmental Excellence Prize in the category of "Solid hazardous waste" in the 2004 Environment-related Commendation (applied to activities from May 2003 to April, 2004) hosted by the National Registry of Environmental Professionals, a NGO group. SIA recycled 93% of its total waste generated in 2003. In the same year, its waste generation decreased by 4% compared with 2003.


Staff is pleased with prize winning

SRD Received the 2004 Overall Environmental Excellence Prize from Washtenaw County

SRD (in Ann Arbor, Michigan) won the most famous environmental prize in Washtenaw County, the Overall Environmental Excellence Prize (applied to NGOs and companies in Washtenaw) from the Washtenaw County Drain Commissioner's Office for SRD's activities in recycling chemical substances, discharging clean water, eliminating underground fuel tanks, preventing spill from fuel storage tanks, etc. The awarding ceremony was held during Pollution Prevention Week in September 2004.





*1. The National Registry of Environmental Professionals: A nationwide body, consisting of more than 20,000 members, which certifies environmental professionals. They are accredited by the ICAB (International Certificate Accreditation Board) and recognized by the Department of Energy, the Environmental Protection Agency, and other organizations in the U.S.A.

Subaru Sales Base Obtained ISO 14001 Certification

SCI

SCI (Subaru Canada, Inc., a Subaru sales base in Canada) obtained ISO 14001 certification in January, 2005 together with the corporate dealer, SOMI (Subaru of Mississauga). SCI considers that reducing environmental burden and assuming responsibility for environmental improvement will bring the next generation a better life. In light of the currently growing environmental awareness of the people of Canada, it is most important to carry out eco-friendly business. SCI's better implementation of EMS will also be useful for its business operations.



SCI head office receiving the certificate. SCI chairman, Mr.Osakabe holds the certification (the left)


ISO 14001
REGISTERED BY

SOMI, the dealer, also obtained ISO 14001 certification

Environmental Management Policy of SCI

Subaru Canada, Inc., is a committed corporate citizen dedicated to protecting the earth's natural resources, the local and national environment, and human health. This commitment extends further than just meeting the stated environmental laws and regulations; it encompasses the integration of sound environmental practices in all of our business decisions. Specifically, Subaru Canada, Inc., is committed to:

- Complying with all environmental laws, regulations, and other requirements related to our business activities.
- Implementing effective pollution prevention systems that protect our air, water, and land.
- Implementing effective improvement activities related to energy, waste, and water reduction.
- Establishing a corporate-wide program to reduce, re-use, and recycle in all areas of our corporation.
- Implementing a culture of continual improvement as it relates to all business activities that have an impact on the environment.

Activities in 2004

In 2004, SCI accomplished 3.5% growth in the number of sales despite a 34% decrease in energy consumption and a 64% decrease in the amount of waste landfilled compared with 2003. Major activities included the use of returnable containers for rebuilt engines and transmissions, recycling of massive cardboard, and installation of the recycling boxes for paper, plastic, bottles, etc. in the office.

SOA

SOA (Subaru of America, Inc., the sales base of Subaru automobiles) obtained ISO 14001 certification, which covers both the head office (in Cherryville, New Jersey) and the parts distribution center in New Jersey, in February, 2005.



SOA Head Office



Kunio Ishigami,
Chairman, President and CEO

"Environmental activities are very important for global business operations. It is especially essential that each individual employee participate in these activities and play his/her role." (Excerpt from the greeting in the Management Conference)

Environmental Management Policy of SOA

SOA understands its responsibility to the global environment, society at large, our customers, our distribution network, and our employees. As we conduct our business operations into the future, we commit to establishing and maintaining an effective environmental management system that extends further than just meeting the stated environmental laws and regulations and that encompasses the integration of sound environmental practices in all of our business decisions. We commit to the following:

- Compliance with all environmental laws and regulations and other requirements related to our business activities.
- Implementation of effective pollution prevention systems that protect our air, land, and water.
- Conservation of natural resources by reducing, reusing, and recycling materials.
- Continuous improvement of our Environmental Management System (EMS).
- Creation of employee awareness and commitment to SOA's Environmental Philosophy and Policy
- Working with SOA's business partners to improve their operational impact on the environment.

Activities in 2004

The parts distribution center proactively worked on the cardboard recycling started in January, 2004 and recycled about 82 tons in a year. Also the use of returnable containers for rebuilt engines and transmissions increased. The SOA head office carried out various programs, installing containers for trash separation for recycling, saving electricity during air conditioner use, and saving water by mounting infrared water conserving faucets into bathrooms. SOA reduced energy consumption by 10.1% compared with 2004.



Used cardboard boxes no longer required are compressed by a compactor in the parts distribution center and delivered to recycling companies.


ENVIRONMENTAL News

Environmental News posted in the cafeteria.

SIA Activities Targeting Resource Circulation

—Succeeded in reducing to zero the amount of waste directly landfilled—

Topics

SIA's efforts for Resource Circulation

SIA obtained ISO 14001 as early as in 1998 and has since carried out active environmental protection activities. In particular, it has worked on minimizing consumption of resources to reduce as much of the environmental burden as possible by curbing waste generation, proper disposal, and cyclical use of resources. SIA started the project with professional recyclers in 2001 to increase the amount of recycled material while decreasing the amount of direct waste landfill. The transition of the amounts of waste generation and direct landfill is shown in the following graph:

■Total amount of waste generation in SIA
Total amount of direct landfill



(Thousand ton)
Amount generated
Amount landfilled
Amount generated/amount landfilled
50
40
30
20
10
0
43.444
4.64
36.502
4.13
22.665
3.11
20.197
1.23
16.575
0.28
2000
2001
2002
2003
2004
Fiscal year

Summary of Resource Circulation in SIA

SIA deals with waste generated in the course of business as shown in the table below.

Waste is separated as minutely as possible. The waste, including moisture, is dried for the next disposal process to minimize the environmental burden in the following processes. For example, wastewater sludge, dirty paper, and cloth are disposed of in an incinerator, and then used as an energy source for urban areas and local industries in Indianapolis. In 2004, SIA directly landfilled 284 tons of waste, but after the recycling system was established, the amount of direct landfill dropped to zero since May 2004.

Generated waste	Reduce	Reuse	Recycle
Trim caps	Separated	Returned to venders and reused	
Paint solvent	Collected	Reused in-house after adjusting composition	
Paint sludge	Dried	→	Outsourced for recycle to plastic material
Wastewater sludge	Dried	→	Thermally recycled
Dirty paper, cloth	Separated	→	Thermally recycled
Sleel, aluminum	Collected and Separated	→	Recycled to raw material

Examples of disposal in

Generated waste	Trim caps	Paint solvent	Paint sludge
Examples of disposal	Approximately 28.1 tons of caps from transmissions, engines, etc. were returned to suppliers. Also Styrofoam etc. (approximately 51.3 tons) was returned to suppliers for reuse.	The collection system*1 for the solvent used in the painting process was installed in 2002. In 2004 approximately 489,000 liters of thinner was quality-governed and reused after being distilled.	In May 2004, a paint sludge drier was put into operation. Paint sludge includes approximately 80% of moisture, which decreases to 5% after being dried in the drier. Previously, paint sludge with high water content was outsourced to a recycler for disposal, but now the drying process minimizes the amount of water. The recycled sludge is reused as raw material for parking lot bumpers.*2
	Various types of caps are gathered by employees on the sidelines.	Paint solvent recycling system	Paint sludge drier; Water content of paint sludge is reduced to approximately 5% after dehydration.; Paint sludge is recycled into parking lot bumpers

*1. Regarding the recycling of paint solvent, please refer to page 49 in "the 2004 Environmental & Social Report".
*2. Regarding the recycling of paint sludge, please refer to page 49 in "the 2004 Environmental & Social Report".



Social Report

Fuji Heavy Industries Ltd. (FHI) has the philosophy that *we must be responsible for not only directly meeting customer needs in our operations by providing products and services but also that we must take responsibility throughout all our corporate activities, which includes compliance with laws and regulations, environmental protection, human rights protection, and consumer protection.*

In addition, we think that the economic and social/human aspects of corporate activities cannot be separated, and thus *taking social responsibility should be fundamental to our operations.* So we would like to be *a better corporate citizen* who continuously contributes to the sound, sustainable development of our society, which includes customers, local communities, shareholders and investors, affiliate companies, stakeholders, and employees.

Compliance

In order to become a company trusted and respected by society, FHI makes group-wide efforts to ensure compliance with laws and regulations. Our basic compliance policy is provided for by the Compliance Regulations as follows.

"We regard corporate compliance as one of the most important tasks for management. We strongly recognize that our company-wide efforts toward regulatory compliance make for a solid management foundation, and therefore, we carry out open and fair corporate activities in compliance with social norms, as well as all laws and regulatory requirements and internal regulations for corporate activities." (From our Compliance Regulations)

Fundamental Philosophy

Corporate Code of Conduct and Conduct Guidelines

FHI has established a Corporate Code of Conduct (see page. 7) and Conduct Guidelines (23 items in total) as the standards to ensure compliance with laws and regulations. These are described in detail in the Compliance Manual, which all officials and employees carry in order to ensure legal and regulatory compliance in their daily actions.



Compliance Manual

Compliance Declaration

In order to maintain strict compliance, it is essential for corporate leaders to declare the stance personally. In May 2003 FHI's president, Kyoji Takenaka, issued a declaration entitled "Toward further enhancement of company-wide compliance activities." In the message, he declared that he would take the initiative to ensure that he and all officials and employees comply with laws and regulations in order that FHI will continuously grow to become a company that has earned society's trust.

System and Administration

Compliance Regulations

FHI established the Compliance Regulations in 2001 after approval of the board of directors. These regulations contain basic compliance policies, which provide for the system, organization, and operational methods related to corporate compliance.

FHI's Compliance System/Organization and Administration

A Compliance Committee has been established as a company-wide committee organization to promote corporate compliance. The committee conducts deliberations and discussions, renders determinations, and exchanges information on key compliance issues. The Senior Executive Vice President, Mr. Suzuki, who is responsible for the Legal Affairs Department serves as chairperson of the committee, and the committee members are essentially officials with executive power, responsible for management of the respective departments. Every year, each department devises a compliance implementation plan (compliance program) to enhance corporate compliance and takes the initiative to advance continuous and systematic implementation activities.

Compliance Hotline System

FHI established the Compliance Hotline System as a communication route bypass, providing employees with a direct route for reporting any detected problems with compliance, in February 2003. Within the organizations, the basic flow for reporting, communications, and consultations is supposed to be from the bottom up. However, if the communication flow does not work well under some circumstances, the Hotline System can be used as a supplementary communication route.

The Compliance Hotline Desk that was set up in the company receives the report directly from the employee and then investigates and handles the matter. The name and department of the employee who reported the matter are processed under strict rules of confidentiality, unless the employee agrees otherwise. Due consideration is given to ensure that the employee does not suffer any disadvantage by reporting compliance problems.

Compliance Hotline


In the event that your supervisor does not properly handle the compliance problems that you have reported or discussed, or in the event that for some reason that you cannot notify or consult with your supervisor:
Send written report by mail (in general)
Compliance Hotline Desk
*Consultations or complaints about problems related to sexual harassment should be directed to the Sexual Harassment Consultation Services.
Basic route for reporting and consulting
Employee
Supervisors
Compliance problem

Fiscal 2004 Results of Compliance Activities

Examples of FHI Efforts to Entrench Corporate Compliance

Providing Compliance Education and Training Programs

Compliance education and training must be provided continuously and systematically so that each official and management-level employee maintains a high level of awareness of compliance and ensures compliance with laws and regulations in his or her daily actions.

In fiscal 2004, we offered an educational program of compliance and legal training through a variety of educational courses organized by our legal and personnel and training departments. More than 4,000 officials and employees in our group companies took these courses throughout the year.

In addition, as voluntary activities for each department, we provided workshops on laws and regulations with deep repercussions for each respective department, such as labor laws, the Antimonopoly Act, and the Road Trucking Vehicle Law, as well as compliance workshops using the booklet titled "100 Case Studies of Compliance Issues." The booklet presents easy-to-understand questions and answers for cases that could be happening around employees, such as issues that must be handled carefully, issues that are difficult to judge, and matters that employees should be aware of as individuals and as members of society in their everyday work situations. These booklets were distributed to officials and employees of the group companies. The 100 Case Studies have also been introduced to companies outside our group companies as requested, in an effort to make a contribution to raising the awareness of compliance with laws and regulations in society.



100 Case Studies of Compliance Issues

Providing Compliance Information and Educational Activities

Our legal, environmental, and personnel departments actively distribute a wide variety of information to help raise awareness of corporate compliance. Such information includes an explanation of laws and rules and information on revised rules, as well as examples of incidents and accidents involving corporate ethics either within or outside the company.



Compliance Card

We continued to provide information in more accessible ways, e.g. via company newsletters and e-mails entitled "Compliance Information" and Legal Information E-mail Magazine, in a continued effort to educate our employees.

From 2004, we have designated October as the company-wide Compliance Month in response to guidelines for the Corporate Ethics Month specified by the Japan Federation of Economic Organizations. During the compliance month in 2004, we distributed portable cards containing a message from the compliance committee chairperson to our officials and employees, introduced e-learning over the intranet, and invited presentations from lecturers so that we could entrench the awareness regarding compliance.

Our efforts for Personal Information Protection

In fiscal 2004, we made preparations for the Personal Information Protection Act, which came into full force from April 2005. In response to enforcement of the act, we enhanced our previous efforts to protect personal information under our codes of conduct by reviewing our internal system and regulations and announcing our personal information protection policy (privacy policy). For domestic Subaru dealerships, because they directly handle a large amount of our customers' personal information, we managed to thoroughly overhaul our internal system for each dealer and prepared and made use of the Personal Information Protection Handbook for Subaru Dealer Staff to help each staff member properly understand personal information protection.



Personal Information Protection Handbook for Subaru Dealer Staff
Compliance with Antimonopoly Act

Compliance with Antimonopoly Act

We provided workshops to pursue strict compliance with the Antimonopoly Act by publicizing the Antimonopoly Act Handbook that we newly prepared to explain instructions for business operations in detailed and concrete manner, in addition to the Antimonopoly Act Compliance Manual that we revised in fiscal 2003. On top of this, we expanded the scope of our workshops on the Act against Delay in Payment of Subcontracts, which was revised in April 2004, to include other companies in our group in an effort to ensure and preserve fair trade.

Activities toward Group Compliance

In order to ensure compliance with laws and regulations, not just FHI but also all the other companies in our group must join forces and work in harmony. For this reason, we sponsor compliance training at each of our affiliated companies and domestic Subaru dealers and provide handbooks and textbooks in an effort to promote group-wide compliance with laws and regulations.

Relationship with Customers

FHI strives to provide products with good environmental and safety performance and actively promotes the development of human-friendly, impressive products, aiming for harmony between automobiles, people, and society. In order to guarantee that customers are fully satisfied, FHI also values communications with each of our customers and makes Subaru team-wide efforts to meet customer expectations.

Creating Safe Automobiles

The fundamental philosophy behind "Creating Safe Automobiles"

With the aim of harmony between automobiles and society, Subaru is making great progress in achieving excellent environmental and safety performance and is pursuing improvement in total safety using state-of-the-art technologies while trying to provide human-friendly automobiles.

Subaru has been making advances in high-performance AWD*1 that can provide drivers with safe, comfortable, and fun driving on any road. In accordance with our belief that attaining ideal driving dynamics will lead to safety, Subaru has been focusing on development of sophisticated active safety technologies to prevent accidents, as well as passive safety technologies to ensure safety in the event of an accident.


High-level integration of driving, safety, and environment will create a product that will move you
Driving
Impression
Safety
Environment

Subaru is proactively involved in development of both active and passive safety features, in an effort to achieve harmony with both environmental protection and energy saving.

Efforts to Create Safe Automobiles

Subaru continues to progress in developing superb vehicles with the following two safety features:

· Active Safety for improving performance of our automobile's basic drive, turn, and stop functions and to prevent accidents using advanced safety systems; and

· Passive Safety to protect passengers from collisions and to pay due consideration to and coexist with pedestrians and small vehicles.

In accordance with Subaru's concept of safety, that vehicles should be safe in any situation, and through the proactive utilization of state-of-the-art technology, Subaru is able to offer that vital capability, safety, to its customers.

Development of Driving and Safety Technologies

True mobility demands that cars be able to drive freely anytime, anywhere, in any environment, according to the driver's will. In order to ensure compatibility between people, vehicles and society, Subaru is promoting research and development of the Subaru IVX*2 as a vehicle for research on autonomous automatic operation, with the idea that avoiding accidents altogether would be ultimate safety.

The IVX is an autonomous automatic operation vehicle that combines the Subaru core technology of foward recognition using stereo cameras with automatic guidance technology using high-precision GPS.

Subaru used ADA (Active Driving Assist), which was commercialized through

Philosophy of Subaru's Intelligent Vehicle Development

Our philosophy is intended to provide the market with an original, innovative system resulting from our research activities that will allow vehicles to have more sophisticated and streamlined features, with the aim of compatibility between ultimate drivability and active safety.


Visualizing the Subaru Vehicle of the Future
Multi-band antenna
NAVI(Navigation System)
GPS
(Global Positioning System)
Artificial Satellite
Telematics
Software Defined Radio
Roadside Infrastructure
ETC(Electric Toll Collection System)
DSRC(Dedicated Short Range Communication)
Inter-Vehicle Communication
HMI(Human Machine Interface)
Throttle-by-Wire
Steer-by-Wire
New Source of Power
Motor
High-performance
Brake-by-Wire
Optimal Force Management

*1 AWD : All Wheel Drive
*2 IVX : Intelligent Vehicle X

image recognition technology with a stereo camera, to achieve these functions: the lane deviation alarm, the following distance (proximity) alarm, cruise control to maintain following distance, and the curve alarm. The Subaru ADA, an integrated system consisting of a stereo camera and a millimeter wave radar, recognizes a wide variety of traffic conditions in front of the driver, even in bad weather. The ADA provides on-target assistance to the driver's awareness and judgment and helps drivers feel more comfortable and less fatigued.


Stereo camera
Millimeter wave radar

Subaru ADA

Collision Safety

Subaru is always pursuing rational car body construction on which safety, lightweight chassis, and driving are based and employs an original lightweight, high-strength, safe chassis, the ring-shaped reinforcement structure, for various models such as the Legacy and the mini cars.

The latest mini cars, the R2 and the R1, have also been designed to guarantee safety, precisely because they are small. Each of them fuses the high level of collision safety ensured by the new rib-like frame chassis with weight reduction in a well-balanced combination, making drivers feel more relaxed and letting them achieve maximum safety in case of an emergency.



We at Subaru feel we must make every possible effort in order to minimize damage to the automobile-oriented society by taking into account patterns of accidents that may occur in actual traffic situations.

Subaru is striving to give sufficient attention to expansion of safety equipment, such as air bags and seatbelts, and adoption of a seat structure to reduce whiplash injuries, which accounts for a substantial share of injuries in accidents, as well as protection of the automobiles, motorcycles, and pedestrians with whom drivers may collide. Subaru is involved in the development of automobiles under the principle of safety called compatibility (or mutual safety), striving to complete automobiles with a wide variety of safety features.

In order to efficiently develop many of these collision safety features, Subaru uses CAE simulation technology, the all-weather car-to-car collision test facility, and the latest whiplash measurement tool, a human dummy, to develop state-of-the-art safety technologies.

Safety levels can never be too high. Thus, Subaru is tirelessly pursuing improvement in safety performance so that everyone can be relaxed and safe while driving.




CAE Simulation Technology



The latest whiplash measurement tool, a human dummy



Car-to-Car Collision Test Facility

Making User-Friendly Automobiles

About the TransCare Series

FHI has been manufacturing and selling vehicles in a series called TransCare, vehicles for the disabled, since 1980. TransCare, a word coined from "Transportation" and "Care," was registered as a trademark for Subaru's vehicles for the disabled. Subaru is now focusing its efforts on developing laborsaving devices that can be easily used by both caregivers and care-receivers.

Outline of Vehicles for the Disabled

Subaru offers a wide selection of TransCare automobiles, from the zippy Sambar, a mini car, to the Legacy, a standard-sized car for enjoying long-range drives. In fiscal 2004, Subaru installed the TransCare Wing Seat*1 to the new R1 (mini car) simultaneously with its launch.



R1 TransCare Wing Seat

Also, in response to the increasing demand for wheelchair accessible vehicles, our Sambar mini car offers an electrically operated wheelchair lifter*2 that allows for loading and unloading of passengers in wheelchairs. We also offer a type equipped with a stretcher*3, which allows for loading and unloading of passengers who are lying down.



Sambar Dias Wagon TransCare Electrically Operated Lifter

*1 Wing Seat: A rotating front passenger seat to allow for easy loading and unloading of passengers. *2 Wheelchair Lifter: This is Japan's first wheelchair lift that uses the Side-lifting System (introduced in August 2004). This wheelchair lifter is an electrically operated lift that provides passenger security and safety by loading and unloading from the side of the car, instead of from the road. *3 Stretcher: This is a bed with wheels to carry patients who are lying down. Subaru's Sambar is Japan's first van-type mini car that is equipped with a stretcher (as of August 2004).

Sales Results of TransCare Series

With the aim of sharing the happiness of living with cars with all people, Subaru develops and distributes vehicles for the disabled so that disabled and aged people can enjoy a safe, comfortable ride. Our sales results are shown below.

Furthermore, we have been working on the expansion of the software for the sales of the vehicles for the disabled, promoting the acquisition of the certification of Service Care Attendant for Sales since 2004.

■Sales Results of Subaru TransCare Series


(Units)
Standard (Small) cars
Mini cars
800
600
400
200
0
Sales results
523
410
501
537
504
552
'99
'00
'01
'02
'03
'04 fiscal year

For Customer Satisfaction

The Subaru Customer Center is where Subaru provides customer services under FHI's quality policy. The Subaru Customer Center consists of a Customer Relations Department where we receive questions and suggestions from customers, a CS Promotion Department for ensuring a high level of customer satisfaction, a Service Department, where a variety of service plans are developed to secure comfortable driving for customers who have purchased Subaru cars, and the Subaru Academy, which serves to provide education for Subaru dealers both domestically and overseas.


Quality Policy

FHI considers customer satisfaction the first priority and will work constantly to improve products and services to provide world-class quality.

Customer Relations Departmen

Within the customer relations department, the Subaru Customer Center has been established to gather the firsthand views of our customers. Since communication is exchanged mainly by means of telephone and letters, we ensure quick and on-target responses to inquiries and consultations from our customers, based on our action policy of promptness, sincerity, and attentive listening. In the case of questions that cannot be handled immediately, we provide responses after consulting with related departments and Subaru dealers.

Market phenomena, and requests and suggestions from our customers are released in internal reports issued weekly/monthly/semi-annually/annually. We believe that making use of feedback from our customers for corporate activities eventually leads to development of products and services that satisfy our customers. We believe that customers' voices represent their expectations of Subaru. Therefore, we would like to continue to serve our customers through good communication with each one and to be a company that makes our customers feel great about our relationship.

Results of fiscal 2004 Activities

The team dedicated to customer consultation services has been providing services since its establishment in May 1982. In fiscal 2004, the number of consultations we received drastically increased, due to the increase in the standards of customer demands and the establishment of consultation by e-mail. We received a total of 60,000 inquiries (129% compared to the last year), and among them, 7,000 items (126% compared to the last year) were problems that were pointed out. A total of about 56,000 inquiries (93% of overall) were made by telephone, and 3,200 (6% of overall) were made by e-mail, and about 500 (1% of overall) were made through letters.

Furthermore, we created the manual for customer relationships. Thus, we enhance total quality by improving customer satisfaction by high-class customer relationships including dealerships, increasing Subaru fans through communication of Subaru's views, and reflecting customer's voices in products, quality, sales, and service of customer relationships.

CS (Customer Service) Promotion Department

We, as the Subaru team that includes dealers, as well as all divisions and departments within the company, aim to provide the highest level of satisfaction to our customers. Customers' opinions that we have received through dealers and Subaru questionnaires for customers are incorporated into products, quality, and sales via related divisions and departments.

Fiscal 2004 Results of Activities

Immediately after the Legacy was launched, we began to conduct customer satisfaction surveys every year to listen sincerely to the voices of our customers, and we have incorporated the results of the surveys into the improvement activities of customer services and equipment at dealers. In addition, providing the Subaru CS Power Up Guide for the communication of hospitality to customers, all staff at dealers strive to create Subaru shops supported by customers.


SUBARU
CS POWER UP
GUIDE

■ Relationships with Customers


FHI
Subaru Customer Center
Inquiries and suggestions from customers
Subaru Customer Center
Customer Relations Department
Information
Questionnaires for customers
CS (Customer Service) Promotion Department
Customers
Dealers
Service Department
Subaru Standard
Subaru Follow-up System
Subaru Academy
Quality information
Recall information
(Internally oriented departments)
Sales & Marketing Department
Engineering Department
Manufacturing Department
Others
Incorporate customer's opinions into products, quality, and sales.
Quality Assurance Department

Service Department

Subaru has adopted the Subaru Follow-up System*1, our service system that ensures a safe, secure, and comfortable experience with your car, with coverage from the delivery of the car to the third-year compulsory inspection. Subaru also holds nationwide service skill competitions in an effort to improve the technical skills of dealers' service mechanics.

Service Mechanics' Entry for WRC Rally

Since 1990, Subaru has sent mechanics selected from nationwide dealers to the WRC (World Rally Championship) regarded as the summit of motor sport competition. In 2004, Subaru participated in Japan's first WRC Rally Japan as the Subaru Rally Team Japan, which entered Group N, the class nearest to mass-produced cars, and let two cars complete the race. Again in 2005, 14 select drivers plan to join the WRC rally scheduled for September.

These mechanics set entry for a WRC rally as one of their goals and hone their technical skills in routine work every day. In addition, they learn a real sense of judgment, skills, and teamwork in the harsh conditions of the rally they experienced. These experiences lead to exact, quick maintenance for customers' precious cars.


Selected mechanics maintaining an Impreza in the WRC Rally Japan

Approaches to Product Recalls

Our efforts to improve the quality of Subaru products based on information from customers all over the world contributes to product improvement and further polishes the Subaru brand. Quality information about Subaru automobiles is collected from global dealers through our dedicated Internet network, by fax, and phone. Based on the information collected and investigations of vehicles and parts, we handle problems as follows:

(1) Our number one priority is to provide customers with security while driving their cars. Problems are handled in accordance with domestic and overseas laws and regulations.

(2) Announcements of product recalls are made to customers through newspapers, direct mail, and the FHI website*2.

Subaru Academy

In response to the enhancement of the global sales network, FHI opened the Subaru Academy in January 2005 at the Subaru Comprehensive Training Center, an educational facility located in Hachioji, Tokyo. The Academy provides a two-level hierarchy of educational programs that systematically trains personnel from recruits to management. First, the Business School for Management accepts dealer management and persons in charge of administering sales and service at home and abroad, with the aim of strengthening the sales force of the entire Subaru group. Second, the Training School accepts young personnel from sales, the service front, and mechanics in an effort to improve technical skills and abilities to respond to customers. The newly established Subaru Academy is expected to accept about 12,000 trainees per year.

Education and training for domestic Subaru dealers have been previously provided in the Fuji Gakuen in the Tokyo Office located in Mitaka, Tokyo. In order to further improve customer satisfaction, however, the name Fuji Gakuen was changed to Subaru Academy and renewed as a facility for human resource development for both domestic and overseas Subaru dealers.


Appearance of Subaru Comprehensive Training Center

*1: For the Subaru Follow-up System, please see page 57 of the "2004 Environmental & Social Report."
*2: FHI website: http://www.fhi.co.jp/recall/main.htm

Relationship with Employees

FHI is currently seeking to reinvigorate our corporate culture, focusing on development of a free, openhearted, and aggressive creative group. Aiming at establishing a highly original, vigorous organization, we approach the development of systems from a wide range of perspectives, including the wage system, career planning programs, training programs, and benefit programs, so that employees can take on a higher level of challenges.

Employment

Employees Data

Concerning the hiring of new employees, we have been recruiting under the definition of seeking individuals as independent personnel who can find problems on their own, find solutions, and generate the required results, and *personnel with strong individuality.*

The number of employees over the last five years is shown below.

The number of employees over the last five years is shown below.

Month/Year		April/2001		April/2002		April/2003		April/2004		April/2005	
		Number	%	Number	%	Number	%	Number	%	Number	%
Regular employees (including temporary and trial employees)	Male	13972	93.1	13689	93.1	13448	93.1	13242	93.1	13221	93.2
	Female	1030	6.9	1009	6.9	990	6.9	984	6.9	963	6.8
	Total	15002		14698		14438		14335		14184	
New employees (among regular employees)	Male	301	85.5	292	86.4	242	86.4	276	86.0	304	87.1
	Female	51	14.5	46	13.6	38	13.6	45	14.0	45	12.9
	Total	352		338		280		321		349	

Establishing workplaces that allow motivated, competent women to play active roles. (Positive Action *1)

Since 2002, FHI has worked to establish an environment that allows all employees, men and women, to work dynamically and equally in demonstrating their abilities in all workplaces, with the aim of building a free, vigorous corporate culture.

After the Law concerning the promotion of measures to support nurturing of the next generation took effect in April 2005, each company has been further required to implement measures to improve the employment environment. For this reason, we plan to gradually take positive action company-wide after April 2005.

Need for and Effect of Positive Action

①Enhancing Motivation to Work and Productivity
Allowing both male and female personnel to equally show their abilities and receive fair evaluations enhances their motivation to work and lets them make full use of their capabilities. In addition, seeing some female staff play an active role stimulates other female and male staff, leading to improvements in productivity.

②Creating New Value
Secure human resources with a variety of individual skills regardless of sex and let the employees make full use of their capabilities, in order to provide products and services that meet new needs and to anticipate the need for products and services in a diversified market.

③Securing the Labor Force
In this era of an aging society with fewer children, downsizing of in-house personnel, and improvement in the efficiency of operations, secure good human resources regardless of sex and a wide variety of high-quality labor force, showing that we provide a positive work environment and fairly evaluate employees' capabilities.

④Improving the Corporate Image
Companies that foster personnel and let them demonstrate their abilities create confidence and are regarded as promising companies by customers, partners, and shareholders.

Employment of People with Disabilities

When the Law for Employment, Promotion etc. of Persons with Disabilities was revised in 1976, we began employing people with disabilities in fulfillment of our social responsibility. In order to enhance the employment activities of the disabled, FHI organized the universal project team in the Gunma Manufacturing Division in 1999 to incorporate the concept of normalization*2 into the system. Currently, employment activities have been developed into activities of creating an attractive corporation where all motivated and competent people are given opportunities to contribute.

The proportion of FHI employees with disabilities was 2.0% at the end of March 2004, and 1.89% at the end of March 2005. In the Gunma Manufacturing Division, employees with disabilities accounted for 2.4% of all employees at the end of March 2004, and 2.2% at the end of March 2005.

Column

Award for Excellent Performance for Employment of Disabled Persons

FHI received the FY 2004 Award for Excellent Performance for Employment of Disabled Persons from the Tokyo Association for Employment of Disabled Persons. We believe that this award represents the high evaluation of the company-wide efforts to create an appealing corporation where all motivated and competent employees are given opportunities to contribute, with an emphasis on working together. Although in 2003, FHI's Gunma Automobile Division received the awards from the Gunma Prefectural Association for Employment of Disabled Persons and the Japan Association for Employment of Disabled Persons, this is the first time for FHI, the overall company, to receive awards.

Labor-Management Relations

FHI and the FHI Workers' Union have established a labor-management council for promoting smooth business operations and mutual communication. In recent years, labor and management have maintained good relations. No disputes between labor and management have arisen during the past four years. The FHI Workers' Union is a member of the Confederation of Japan Automobile Workers' Union, through the Federation of Fuji Heavy Industry Labor Unions.

*1: Positive Action: Company's voluntary, active efforts to abolish sex discrimination derived from the fixed awareness of separating sex roles or based on history, if it exists, in effect between male and female employees.
*2: Normalization: One of the concepts for a welfare society or preparations to realize the concepts; i.e. socially vulnerable groups, including disabled people and senior citizens, should be given the same living opportunities as those enjoyed by other people.

Development of Human Resources

FHI aims to develop personnel who, with a clear awareness of their missions and responsibilities, can take the initiative in developing their own future career plans, with self-actualization. The development of human resources is based on OJT (on-the-job training),*1 which is training conducted through actual job experience. However, combining OJT with Off-JT (off-the-job training)*2 and self-development programs on a voluntary basis enables more effective and efficient development of human resources. Furthermore, FHI pursues comprehensive development of human resources by adopting the self-visualization system, the rotation system, the open recruitment system, and the personnel evaluation system.


Providing Motivated Employees with Opportunities to Grow
Visions of the future
I want to work internationally.
I want to enhance my strengths.
I want to advance my career.
etc.
FHI's policy of human resources development
Action policy for employees in the FDR-1
Personnel System (Human resources development system)
Self-visualization System
Rotation System
Skill Development
Open Recruitment System
Company
New businesses
Important business opportunity
Urgent business
Employees
"I want to make the best use of my talents."
"I want to advance my career."
Cultivate human resources with the spirit of challenge
Establish a free market for careers within the company
Mine rare and outstanding talents / Put the right person in the right place

Benefits Package

My Vision

Starting in October of 2003, FHI introduced a new program for the benefits package called My Vision. The My Vision program provides assistance in diverse forms that facilitate smooth business operations and help each employee to lead a healthy, high-quality life. The main concept of the package is creation of tangible and intangible assets.


Individual goals and dreams
My Vision
Use
Choose
Self-development, Life assistance, Life design, Refreshing, Home-related, FHI products
I want to spend more time with my family.
I want to purchase a home.
I want to take care of my parents.
I want to establish my own lifestyle.
I want to make contributions in diverse fields.
I want to develop my abilities.
I want to grow.
I want to increase my value.
Assistance in realizing the goals and dreams of each employee
Respect individual initiative
Support motivation

Health and Safety

FHI strives to create safe, comfortable workplaces for employees and continuously carries out activities to prevent employee traffic accidents and to support employees' physical and mental health.

Basic Philosophy, Basic Policy, and Promotion Organization

■ Basic Philosophy of Health and Safety
Health and Safety take priority in any business
■ Basic Policy of Health and Safety
Aiming for no disasters regarding occupational accidents, traffic accidents, diseases, and fire disasters; all employees recognize the importance of health and safety; improve the equipment, environment, and working methods; and improve management and awareness in order to create safe and comfortable workplaces.


President
Central Health and Safety Committee
Occupational Accident Prevention Subcommittee
Traffic Accident Prevention Subcommittee
Health Care Subcommittee
Creating Comfortable Working Environment Subcomittee
Fire and Disaster Prevention Subcommittee
Health and Safety Committee in each business site

Occupational Safety

FHI has been conducting activities to help raise each employee's safety awareness, improve management of the workplace, and eliminate risks.

To raise awareness, KYT*3 and the Hiyari Hatto*4 Activity were implemented. To improve management of the workplace, a self-management activity called TSZ*5 was introduced at an early stage in each workplace. In addition, in 2000, FHI introduced a unique small-group risk assessment system to improve each employee's safety and to eliminate risks.

As shown in the chart below, the number of accidents is decreasing. We will continue to focus our efforts on improvement, aiming at attaining zero disasters.


Number of Occupational Accidents and Occupational Accident Rate
Number of occupational accidents
Frequency rate (FHI Automobile Division)
Frequency rate (Average of Manufacturers)
(Cases)
Number of occupational accidents
Frequency rate *6
100
75
50
25
0
1.5
1.0
0.5
0.0
80
77
64
48
45
1.17
1.02
0.97
0.98
0.98
0.99
0.77
0.81
0.55
0.37
'00
'01
'02
'03
'04 Fiscal year

*1 OJT: On the Job Training *2 OFF-JT:OFF the Job Training *3 KYT: Training for predicting dangers; K: Kiken (Danger); Y: Yochi (Prediction); T: Training *4: Hiyari Hatto: Activity to collect cases of near-miss incidents. *5 TSZ: Total Section Zero (related departments and sections make combined efforts to attain zero disasters).
*6 Frequency rate: The number of deaths caused by occupational accidents / Actual overtime labor hours x 1,000,000

Column

Gunma Manufacturing Division Introduced OHSMS

With the aim of improving occupational health and safety, such as a reduction in on-the-job injuries, the Gunma Manufacturing Division introduced the Occupational Health and Safety Management System, OHSMS, in April 2005.

The OHSMS is intended to reduce on-the-job injuries and improve the level of occupational health and safety by converting main disaster control from the conventional reactive measures to proactive risk management and implementing promotion of autonomous management of occupational health and safety, clarification of duties and rules about occupational health and safety, and identification and elimination or reduction of risk or hazardous factors.


生マネジメントシステム(OHSMS)キックオフ式

Minoru Tamura, then chief general manager of the Gunma Manufacturing Division, giving the greeting at the OHSMS kickoff ceremony

Health Care

In November 2004, our medical officer and counselor exchanged opinions with each other during the panel discussion under the theme the "Current State and Prospects of Mental Health Care: For a Vigorous Workplace with a Good Atmosphere for Employees to Communicate" as a part of the 29th Company-wide Health and Safety Congress (as shown in the photo below). To help reduce the amount of employee sick leave, we have also been working on early detection and treatment of diseases by adding extra examination items to the legal diagnostic items, so that employees are always in good physical and mental condition and can take full advantage of their skills and abilities.



Scene from the 29th Company-wide Health and Safety Congress

Creation of a Comfortable Working Environment

In order to implement the government guidelines for a comfortable workplace, FHI has been systematically working to improve every item addressed by the guidelines, including working environment, working methods, and environmental equipment. Also, in order to create a more comfortable workplace, we have been working on improving lounges, restrooms, and dining halls and adopting universal-access designs in our facilities.



Stampring press equipped with sound insulation (the Second Stamping Section, Yajima Plant, Gunma Manufacturing Div.)

In July 2004, FHI started a revision of its working environment standard by addressing the revision of laws and regulations and reviewing the standard from the employees' perspective. FHI set a standard for every item, and for some items, the FHI standards are five times as stringent as those required by law.

Traffic Safety

FHI undertakes various efforts to prevent traffic accidents that could occur in the course of business activities, commuting, and private time. For the major activities in fiscal 2004, outside experts presented traffic safety lectures in all our offices, and we distributed the Safety Driving Manual aiming at skill improvement as employees of transportation machine manufacturer.

Column

Utsunomiya Manufacturing Division was Honored as a Nationwide Excellent Office for Traffic Safety



Tsugio Kihara, then manager of Utsunomiya Manufacturing Division's Security Section, holding the certificate of commendation

In January 2005, Utsunomiya Manufacturing Division, by recommendation of the Tochigi Traffic Safety Association, was honored as one of the Excellent Offices for Traffic Safety at the 45th National Traffic Safety Campaign Central Conference. This was because daily efforts for traffic safety in the division were highly evaluated.

Prevention of Fire and Disasters

Disasters, including fires and explosions, would negatively influence our business activities, employee safety, and local communities. In order to eliminate disasters, or to minimize the damage in the event of a disaster, we are striving to improve facilities and equipment, to enhance management, and to conduct emergency drills on a regular basis.

Column

Self-defense Fire Brigades Produced Good Results

In May 2004, the Self-defense Fire Brigade of the Tokyo Office took second place in both the male and female categories at the 33rd Fire Drill Presentation hosted by the Mitaka Fire Station. In November, the Self-defense Fire Brigade of the Utsunomiya Manufacturing Division won a victory at the 28th Fire Fighting Competition hosted by the Utsunomiya Fire Self-defense Association. These accomplishments were the result of the enhancement of the fire prevention system in recognition of the importance of early fire extinguishing and training executed to prepare for the contingency.



The Fire Brigade of the Tokyo Office produced good results

SOCIAL INVOLVEMENT

FHI, as a member of society, would like to take on social responsibilities through activities suitable for Subaru's contribution to society, e.g., contribution to fields related to Subaru products, contribution as a manufacturer to fostering human resources for the next generation who are involved in manufacturing, contribution to the development of the communities around our factories, and providing support for each employee participating in community activities. FHI will actively promote these activities in an effort to support the sound, sustainable growth of society.

Social Contributions

Contributions to Development and Promotion of the Vehicle Culture

In Europe, where the automotive culture was born, motor sports are very popular and are a part of people's lives. In order to further develop and promote the automotive culture in Japan, we are involved in many activities at home and abroad, and participate in the World Rally Championship (WRC) and the Japan GT Championship. At the first WRC Rally Japan last year, Subaru Impreza became the overall champion, attracting the attention of rally fans at home and abroad. Subaru gets feedback on technical skills cultivated by the experience of participating in these motor sport competitions.


Impreza racing in WRC

Subaru Visitor Center

We opened the Subaru Visitor Center at the Yajima Plant of Gunma Manufacturing Division, one of our main plants, in July 2003, which is the 50-year anniversary of FHI.


Subaru Visitor Center

The first floor of the Subaru Visitor Center houses an entrance atrium, which expresses a wonderful encounter between people and cars created by Subaru technology, and an exhibition hall. On display in the exhibition hall is a Subaru 360, which played a role in the start of Japan's motorization, a rally car that participated in the WRC, and a succession of noted Subaru models. On the second floor, there are technology and recycling laboratories where Subaru' s future-oriented technologies and environmental efforts are exhibited, which allow visitors to learn about automotive culture and history. Subaru Visitor Center has an annual capacity of 100,000 persons and is open to the public.*1 The Center is also available on weekdays as a part of the social studies curriculum for elementary school children. So, visiting the Center in combination with plant tours further strengthens children's interest in learning.


Exhibition hall

Assisting Development of Human Resources for Manufacturing

In addition to accepting plant tours for elementary school children by the Yajima Plant of Gunma Manufacturing Division, we have a website called Subaru Virtual Land Plant Tour.*2 This website describes a series of automotive manufacturing processes using animation and photographs to help visitors easily understand, in the hope of encouraging future engineers.


Subaru Virtual Land Plant Tour



Also we have been actively involved in the development of future human resources for manufacturing, such as undertaking internship programs for students to provide job experience, holding the Parent-Child Vehicle Class during summer vacations, and sending engineers as lecturers to universities or colleges.

Backup for Employees' Volunteer Activities

We think that even if Subaru, as a company, actively promotes contributions to society, such activities cannot generate substantial results suitable for Subaru without the motivation of each employee.


Used prepaid cards collected

For each employee to feel a real sense of contributing to society, FHI is involved in various activities to support employees' efforts, e.g., clean-up activities around the factory during lunchtime, blood donations at the company dispensary, in addition to, the readily available volunteer activities of collecting used postage stamps, prepaid cards, bellmarks, and pull-tabs from empty cans and contributing them to voluntary organizations to help developing countries or the handicapped.

*1.It is open to the public only on the second Saturday. Reservations are required for the tour. (In fiscal 2004, about 62,000 elementary, junior high, and high school students and about 12,000 adults visited the Center.) *2 Website of Subaru Virtual Land Plant Tour: http://www.fhi.co.jp/child/index.html

Involvement in Local Events


Subaru Friendship Concert

FHI promotes exchanges with people from the community by participating in a variety of local events and by holding annual events for the public.

It has been ten years since the Gunma Manufacturing Division jointly organized the Subaru Community Exchange Association with local partners. The Association sponsors many events every year. One of those events is a classic music concert, the Subaru Friendship Concert, played by the Gunma Symphony Orchestra and others. This annual concert is free of charge, but people who come to the concert are requested to bring such household commodities as towels, soap, or detergents as a donation for local welfare institutions. We also sponsor flower planting activities and a charity golf tournament in an effort to contribute to local communities.

The Gunma Manufacturing Division participated in the local festival, where volunteers among the employees in the division carried an employee-made, full-scale mikoshi (portable shrine); everyone enjoyed themselves.

As described above, customer appreciation festivals sponsored by each office were crowded with many local people.

■Major Events in Fiscal 2004

Division/Office	Events
Gunma Manufacturing Division	Subaru Appreciations Festival was held at the Yajima Plant Friendship and Appreciation Festival for locals and employees families was held at the Oizumi Plant Supported the Ohta City Firework Show Supported the Subaru Cup Baseball Tournament for Children Supported the Joshu Ohta Subaru Marathon Participated in the Ohta Festival Participated in the Oizumi Festival
Saitama Manufacturing Division	Summer Evening Festival. Participated in the Kitamoto Festival
Tokyo Office	Summer evening festival was held.
Utsunomiya Manufacturing Division	Friendship Festival for locals and employees families. The Bon Dance Festival for locals and employees families. Supported local summer festivals


To the Kitamoto Festival (Industrial ProductsCompany)

Contributions to Sports

FHI sport clubs consist of a baseball team and a track and field team.

Again last year, our baseball team represented Ohta City, Gunma Prefecture, in the Intercity Baseball Tournament and cleared the Kita-kanto preliminary to take part in the final round at Tokyo Dome.

Baseball classes for children organized by members of our baseball team are popular events in which many children who dream of becoming a major-leaguer in the future take part.

Our track and field team entered the New Year Ekiden Road Relay (All Japan Jitsugyodan Ekiden,) a local New Year's rite held in Gunma Prefecture, for the fifth consecutive year since 2001. Our team has gained a higher-ranking each year and received the enthusiastic cheers of the crowd on the roadside. In the ekiden held on New Year's Day this year, our team won an upper ranking and acquired the right to be seeded in next year's ekiden.

A member of our track and field team was chosen as one of representatives to enter the world marathon championship, which will be held this August in Helsinki, and thus attracts steeply increased attention from the track and field circle.


Baseball classes for children organized by members of our baseball team


New Year Ekiden Road Relay

Opening the FHI facilities to Communities


Subaru Swimming

FHI opens its health and welfare facilities to the communities.

For example, swimming pools, grounds, tennis courts, and employees clubs are available for general use free of charge or for a small fee. *1

In addition, we established a civic hall in the administrative building of our company housing, provided space for a disaster prevention warehouse, and opened a park on our site to the public as part of our contribution to the communities.

Disaster Aid


Subaru Generator (power generator)

In 2004, there were many disasters worldwide. FHI donated to disaster relief efforts around the world. In particular, we donated power generators from Industrial Products Company, which we think helped many victims in the hope of encouraging the victims by turning on the lights in areas with the electrical lifeline disconnected.

*1.The period available depends on each facility.

Regional Activities

Cleanup Activities

The 17th Cleanup Campaign this year!

Cleanup around the plants of Utsunomiya Manufacturing Division

On Saturday June 26, we implemented the Cleanup Campaign as a part of our contributions to the local communities, with the aim of beautifying the environment around the plants of the Utsunomiya Manufacturing Division. In the early morning, 230 persons got together to pick up litter and mow the grass around each area: the main plant, south plant, and south plant no. 2. This activity was the seventeenth annual, starting from 1988 in the hope that we could contribute to the local communities with an awareness of beautifying the environment around our plants.



Picking up litter around the atelier



All participants gathering before work

Major Cleanup Activities in Fiscal 2004

Division/Office	[illegible]	Other Major Cleanup Activity
Gunma Manufacturing Division	May 29	Cleanup of Kanayama, Ohta City (organized by the Subaru Community Exchange Association; about 520 people participated)
	September 5	Cleanup of Kanayama, Ohta City (organized by Ohta City; about 300 people participated from the Subaru Community Exchange Association)
Industrial Products Company	April 22	Pikapika Kitamoto Omakase Program (Kitamoto-city Voluntary Cleanup Program) The 7th Pikapika Kitamoto Omakase Program Clean up around the Division (A total of 1,195 people from the Industrial Products Company participated in the nine clean up sessions implemented in FY2004)



September: cleanup of Kanayama



May: Opening ceremony of cleanup of Kanayama (a scene in May 2005)





April: Pikapika Program



Collecting about 100 kg of litter

Cooperation/Donation/Support to Special Events

The FHI Automotive Business Unit participated in such special events as the low pollution vehicle fairs, which allow visitors to have a firsthand look at low pollution vehicles. The Eco Technologies Company has demonstrated wind power generation systems and other environment-related products at environmental exhibitions in many areas of Japan.

Participations in Exhibitions

Date/Exhibition	Venue	Organizer
May 25 (Tue) – May 28 (Fri) 2004 NEW Environmental Exhibitiona	Tokyo Big Sight	Nippo Co., Ltd.
May 19 (Wed) – May 21 (Fri) Automotive Engineering Exposition 2004	Pacifico Yokohama	Society of Automotive Engineers of Japan
Jun 5 (Sat) – Jun 6 (Sun) Eco Car World 2004	Yokohama Minato Mirai 21	Ministry of Environment etc.
Oct 6 (Wed) – Oct 10 (Sun) Japan Aerospace 2004	Pacifico Yokohama	Society of Japanese Aerospace Companies
Oct 13 (Wed) – Oct 15 (Fri) International Home Care and Rehabilitation Exhibition (HCR2004)	Tokyo Big Sight	Japan National Council of Social Welfare Health and Welfare Information Association
Nov 2 (Tue) – Nov 7 (Sun) 38th Tokyo Motor Show	Makuhari Messe	Japan Automobile Manufacturers Association
Oct 19 (Tue) – Oct 24 (Sun) World Congress on ITS, Nagoya, Aichi 2004	Nagoya International Exhibition Hall	Japan Organized Committee
Oct 23 (Sat) – Oct 24 (Sun) Cleanup Fair 2004	Tochigi Science Museum	Tochigi Prefecture
Jan 14 (Fri) – Jan 16 (Sun) Tokyo Auto Salon 2005	Makuhari Messe	Tokyo Auto Salon association
Feb 11 (Fri) – Feb 13 (Sun) Camping & RV Show 2005	Makuhari Messe	Camping & RV Show Executive Committee

The Utsunomiya Manufacturing Division continuously executed green fundraising, a part of our social contributions that employees started in 2000, and raised a high amount of funds like in the previous year. The fund was donated to the Tochigi Green Promotion Committee. They are supposed to use the fund mainly for forest maintenance and conservation, which will finally help ensure our valuable water resources and prevent global warming.



green fundraising

Awards

Industrial Products Group received the Supplier of the Year Award

Industrial Products Company, Robin Manufacturing USA Inc. (RMI), and Robin America Inc. (RAI) received the Supplier of the Year Award from Cummins, a major US leisure-generator manufacturer. This was a result of the appreciation of the cooperation among three companies in Japan and the United States, as the Industrial Products group are in charge of design, assembly, and sales of the V-2 cylinder engine , a generator power source made by Cummins.


The awards ceremony

Subaru 360 and Shinroku Momose entered the Japan Automobile Hall of Fame

In the fiscal 2004 Japan Automotive Hall of Fame, the Subaru 360 was chosen as a historic car, and Shinroku Momose, the late FHI director, was admitted to the Hall of Fame. The Japan Automotive Hall of Fame was established in 2001 to honor great achievements of people or automobiles that contributed to the development of the automotive industry, academics, and culture in Japan, as well as the establishment of a prosperous motorized society, and to pass those achievements down to future generations. The Japan Automotive Hall of Fame is supposed to select a historic car and Hall of Fame inductee every year.


The awards ceremony of the Japan Automotive Hall of Fame. Mrs. Momose (far left on the stage) received the award on behalf of the late Mr. Momose at the National Science Museum in November 2004.


Subaru 360

Environmental Education

Elementary Children First Visited the Tokyo Office for a Social Studies Tour

On October 12, an employee of the Subaru Engineering Division of Tokyo Office visited the Musashino City Third Elementary School to conduct a class, and in return, the fifth grade students who attended the class visited the Tokyo Office on October 18. The Tokyo Office has not previously allowed tours because the development department in the office requires complete secrecy. As a contribution to the local community, however, the office decided to allow a tour for the first time. The students who attended the class on the automotive industry and Subaru cars enjoyed the office tour, seeing actual car design drawings, experiencing the temperature limits for cars, and test driving the Samber EV.


The class scene


Visiting the Design Studio

Subaru Environmental Exchange Meeting for Elementary School Children

On July 6, we held the Subaru Environmental Exchange Meeting, as a part of the class for fifth grade students from Ohta City Niragawa Nishi Elementary School. Under the theme "Protect the valuable Earth!" the object of the meeting was to think about what we should and can do to protect the current and future earth. The meeting included a film screening, experiment, and quiz, which were very popular with the students. Elementary and junior high schools in Ohta City have a high level of environmental awareness and have actively worked to acquire the ISO 14001 certification.


Environmental Exchange Meeting

Lecture on Environment at the Prefectural Technical High School

We held a lecture on the environment titled "Manufacturing and the Environment" on July 2 at the Prefectural Utsunomiya Technical High School, which acquired ISO14001 certification from a third party in 2002. The lecturer introduced our product lines, environmental policy, flow of activities, and corporate environmental concepts, and then described our concrete efforts classified into the direct effect and indirect effect regarding manufacturing and the environment, and finally explained our future environmental activities titled "What Kind of Environment are We Aiming For?"


The lecture scene



PLANT SITE DATA

Gunma Manufacturing Division


Gunma Manufacturing Division

Gunma Manufacturing Division, Main Plant

[Location] 1-1, Subaru-cho, Ohta, Gunma [Site area (building area)] 590,000 m² (320,000 m²)
[Products manufactured] Automobiles (R1, R2, Pleo, and Sambar models) [Number of employees] 3,607

Water Pollution Data
(Discharge: Public rivers Regulations: Water Pollution Control Law, Gunma Prefectural Ordinances)

Substance	Regulated values	Maximum values	Minimum values	Average values
pH	5.8 ~ 8.6	7.4	6.4	6.96
BOD	25	13	0.6	2.95
SS	50	23	0.4	5.23
Oil content	5.0	0.6	0	0.13
Cadmium	0.1	0.01	0.01	0.01
Lead	0.1	0.01	0.01	0.01
Hexavalent chromium	0.5	0.05	0.05	0.05

Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum values	Average values
NOx	Boiler	150	112	100.3
		180	77.0	64.0
		230	114.0	114.0
		250	129.0	84.1
	Dry-off furnace	230	52.0	27.2
PM	Boiler	0.25	0.070	0.048
		0.30	0.140	0.080
	Dry-off furnace	0.30	0.009	0.004
		0.35	0.002	0.002

Gunma Manufacturing Division, Yajima Plant

[Location] 1-1, Shoya-machi, Ohta, Gunma [Site area (building area)] 550,000 m² (230,000 m²)
[Products manufactured] Automobiles (Legacy, Impreza, Forester models) [Number of employees] 2,457

Water Pollution Data
(Discharge: Public rivers Regulations: Water Pollution Control Law, Gunma Prefectural Ordinances)

Substance	Regulated values	Maximum values	Minimum values	Average values
pH	5.8 ~ 8.6	7.2	6.9	7.11
BOD	25	11.9	3.1	4.64
SS	50	4.5	0.7	2.89
Oil content	5.0	0.6	0	0.3
Cadmium	0.1	0.01	0.01	0.01
Lead	0.1	0.01	0.01	0.01
Hexavalent chromium	0.5	0.05	0.05	0.05

Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum values	Average values
SOx	Boiler	49	0.40	0.40
NOx	Boiler	70	2.40	2.27
		150	75.0	58.3
		230	108.0	105.5
	Dry-off furnace	230	35.0	18.2
		250	14.0	11.1
PM	Boiler	0.05	0.001	0.001
		0.25	0.04	0.02
		0.30	0.069	0.069
	Dry-off furnace	0.20	0.012	0.005
		0.35	0.006	0.004

Gunma Manufacturing Division, Ohta North Plant

[Location] 27-1, Kanayama-machi, Ohta, Gunma [Site area (building area)] 40,000 m² (30,000 m²)
[Products manufactured] Automotive parts [Number of employees] 95

Water Pollution Data
(Discharge: Public rivers Regulations: Water Pollution Control Law, Gunma Prefectural Ordinances)

Substance	Regulated values	Maximum values	Minimum values	Average values
pH	5.8 ~ 8.6	7.9	7.2	7.45
BOD	25	3.9	0.4	1.76
SS	50	12	1.4	5.71
Oil content	5.0	1.0	0	0.24
Cadmium	0.1	0.01	0.01	0.01
Lead	0.1	0.01	0.01	0.01
Hexavalent chromium	0.5	0.05	0.05	0.05

Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum values	Average values
NOx	Boiler	250	83.0	76.5
	Dry-off furnace	230	9.0	5.5
PM	Boiler	0.30	0.084	0.046
	Dry-off furnace	0.35	0.031	0.024

Gunma Manufacturing Division, Oizumi Plant

[Location] 1-1-1, Izumi Oizumi-machi, Oura-gun, Gunma [Site area (building area)] 400,000 m² (180,000 m²) [Products manufactured] Automotive engines, transmissions [Number of employees] 1,596

Water Pollution Data (Discharge: Public rivers Regulations: Water Pollution Control Law, Gunma Prefectural Ordinances, Pollution Control Agreement with Ohta-city and Oizumi-machi)

Substance	Regulated values	Maximum values	Minimum values	Average values
pH	5.8 ~ 8.6	8.2	6.6	7.23
BOD	10	5.6	1.0	3.04
SS	10	4.7	0.2	2.53
Oil content	3.0	0.7	0	0.14
Cadmium	0.1	0.01	0.01	0.01
Lead	0.1	0.01	0.01	0.01
Hexavalent chromium	0.5	0.05	0.05	0.05

Air Pollution Data
(Regulation: Air Pollution Control Law, Pollution Control Agreement with Ohta-city and Oizumi-machi)

Substance	Facilities	Regulated values	Maximum values	Average values
NOx	Boiler	150	107.0	83.1
	Melting furnace	180	52.0	30.2
PM	Boiler	0.25	0.082	0.037
	Melting furnace	0.20	0.047	0.036
Dioxins	Dry-off furnace	5	0.011	0.010

[Data measurement] April 2004–March 2005
- Water Pollution [Notations] —pH: Hydrogen-ion concentration, BOD: Biochemical oxygen demand, SS: Concentration of suspended solids in water
  [Units] —mg/l, except pH
- Air Pollution [Notations] —HCL: Hydrogen chloride
  [Units] —SOx : m³N/h, NOx : ppm, PM : g/m³N, HCL : mg/m³N, Dioxins : ng-TEQ/m³N

Gunma Manufacturing Division, Isesaki Plant

[Location] 100, Suehiro-cho, Isesaki, Gunma [Site area (building area)] 150,000 m² (110,000 m²)
[Products manufactured] Automobile repair parts [Number of employees] 94

Water Pollution Data

(Discharge: Public rivers Regulations: Water Pollution Control Law, Isesaki City Ordinances)

Substance	Regulated values	Maximum values	Minimum values	Average values
pH	From 5.7 to 8.7	7.6	6.7	7.11
BOD	Under 300	94	7	52
SS	Under 300	85	3	16
Oil Content	5	< 1	< 1	0
Zinc	5	1.4	0.07	0.69
Soluble iron	10	0.07	0.01	0.03
Total Nitrogen	150	20	3.9	8.03
Total Phosphorus	20	9.7	0.42	2.84
Chromium	2	< 0.01	< 0.01	0
Lead	0.1	< 0.01	< 0.01	0

Air Pollution Data (Regulation: Air Pollution Control Law)

Boilers had been targeted for improvement, but in September of 2001 the boilers were replaced with a smaller model and thus no targets for improvement remain.

Gunma Manufacturing Division, PRTR (All Plants Total)

PRTR

(Substances whose amounts were one ton and over per year are shown below. The substances marked with an * are Class 1 designated chemical substances.) [Units: tons/year, Dioxins: mg-TEQ/year]

Code	CAS Number	Chemical Substance	Amount handled	Air release	Water emissions (public water)	Transfer	Consumption	Solvent wiping Removal	Recycle	Landfill
1	none	Zinc compound (Water-soluble)	27.17	0	0.29	5.44	21.45	0	0	0
9	103-23-1	Bis (2-ehtylhexyl) adipate	1.21	0	0	0	1.20	0.01	0	0
16	141-43-5	2- Aminoethanol	3.45	0	0.28	0.03	0	3.14	0	0
30	25068-38-6	polymer of 4,4'-isopropylidenediphenol and 1-chloro-2,3-epoxypropane(liquid)	17.05	0	0	2.47	14.39	0.19	0	0
40	100-41-4	Ethylbenzene	327.90	175.88	0	0	49.12	26.49	76.41	0
43	107-21-1	Ethylene glycol	1,620.49	0	0	0	1,620.49	0	0	0
63	1330-20-7	Xylene	798.23	403.89	0	0	220.71	61.43	112.20	0
176	none	Organotin compound	2.94	0	0.01	0.14	2.79	0	0	0
179*	—	Dioxins	0.24	0.24	0	0	0	0	0	0
224	108-67-8	1,3,5-trimethylbenzene	32.36	16.45	0	0	2.37	4.81	8.73	0
227	108-88-3	Toluene	752.79	346.71	0	0	293.13	74.55	38.40	0
232*	none	Nickel compound	6.70	0	0.30	4.91	1.50	0	0	0
272	117-81-7	Bis (2-ethylhexyl) phthalate	86.99	0	0	3.97	83.02	0	0	0
283	none	Hydrogen fluoride and water-soluble salts	3.91	0	1.01	2.89	0	0	0	0
299*	71-43-2	Benzene	17.24	0.02	0	0	17.22	0	0	0
309	9016-45-9	Poly (oxyethylene) =nonylphenyl ether	1.20	0	0.09	0.90	0.12	0.09	0	0
310	50-00-0	Formaldehyde	1.38	1.38	0	0	0	0	0	0
311	none	Manganese and its compounds	10.87	0	0.30	5.22	5.35	0	0	0
		Total	3711.87	944.34	2.27	25.97	2,332.84	170.72	235.74	0

[Data measurement] April 2004–March 2005
- Water Pollution [Notations] —pH: Hydrogen-ion concentration, BOD: Biochemical oxygen demand, SS: Concentration of suspended solids in water
  [Units] —mg/l, except pH
- Air Pollution [Notations] —HCL: Hydrogen chloride
  [Units] —SOx : m^3N/h, NOx : ppm, PM : g/m^3N, HCL : mg/m^3N, Dioxins : $ng\text{-}TEQ/m^3N$


Utsunomiya Manufacturing Division

Utsunomiya Manufacturing Division

Utsunomiya Manufacturing Division, Main Plant

[Location] 1-1-11, Yonan, Utsunomiya, Tochigi [Site area (building area)] Eco Technologies Company and Transportation Division: 170,000 m² (50,000 m²), Aerospace Company: 190,000 m² (90,000 m²) [Products manufactured] Eco Technologies Company: refuse collection vehicles, environmental equipment Aerospace company: Aircraft, unmanned aircraft, space-related equipment [Number of employees] Eco Technologies Company: 238, Aerospace Company: 1,623

Water Pollution Data (Discharge: Public sewage works Regulations: Sewerage Law, Utsunomiya City Ordinances)

Substance	Regulated values	Maximum values	Minimum values	Average values
pH	From 5 to 9	8.5	6.2	7.4
SS	Less than 600	469	< 1.0	< 105.3
BOD	Less than 600	355	0.9	67.9
Oil content (inorganic)	5	3.3	< 1.0	< 1.15
Oil content (organic)	30	10.9	< 1.0	< 6.42
Fluorine compounds	8	2.2	< 0.2	< 0.75
Cyanide	1	<0.1	< 0.1	< 0.1
Cadmium	0.1	0.03	< 0.005	< 0.015
Total chromium	2	1.6	< 0.01	< 0.05
Hexavalent chromium	0.1	0.04	< 0.02	< 0.02

Air Pollution Data (Regulation:Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum values	Minimum values	Average values
SOx	Boiler	8	0.40	0.14	0.19
	Furnace	8	0.07	0.07	0.07
NOx	Boiler	250	54	54	54
	Boiler	180	60	28	50
	Furnace	230	43	35	39
PM	Boiler	0.3	0.013	0.005	0.009
	Dry-off furnace	0.2	0.002	0.002	0.002

Utsunomiya Manufacturing Division, South Plant

[Location] 1388-1, Esojima, Utsunomiya, Tochigi [Site area (building area)] 140,000 m² (30,000 m²) [Products manufactured] Aircraft [Number of employees] 483

Water Pollution Data (Discharge: Public sewage works Regulations: Sewerage Law, Utsunomiya City Ordinances)

Substance	Regulated values	Maximum values	Minimum values	Average values
pH	From 5 to 9	7.9	6.5	7.3
BOD	Less than 600	121	3.2	33.7
SS	Less than 600	80.2	10.9	221.8
Oil content (inorganic)	5	1.6	< 1.0	< 1.07
Oil content (organic)	30	12.8	< 1.0	< 3.6
Cadmium	0.1	< 0.005	< 0.005	< 0.005
Cyanide	1	< 0.1	< 0.1	< 0.1
Total chromium	2	0.04	< 0.01	< 0.01
Hexavalent chromium	0.1	< 0.02	< 0.02	< 0.02

Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum values	Minimum values	Average values
SOx	Boiler	8	0.11	0.11	0.11
NOx	Boiler	180	104	63	83
PM	Boiler	0.3	0.003	0.002	0.003

Utsunomiya Manufacturing Division, South No. 2 Plant

[Location] 2-810-4, Miyanouchi, Utsunomiya, Tochigi [Site area (building area)] 100,000 m² (20,000 m²) [Products manufactured] Aircraft [Number of employees] 123

Water Pollution Data (Discharge: Public sewage works Regulations: Sewerage Law, Utsunomiya City Ordinances)

Substance	Regulated values	Maximum values	Minimum values	Average values
pH	From 5 to 9	7.8	6.8	7.3
BOD	Less than 600	122	< 1.0	< 31
SS	Less than 600	162	< 0.5	< 39.4
Oil content (inorganic)	5	3.3	< 1.0	< 1.21
Oil content (organic)	30	10.5	< 1.0	< 4.12
Fluorine compounds	8	0.5	< 0.2	< 0.22
Cadmium	0.1	< 0.005	< 0.005	< 0.005
Cyanide	1	< 0.1	< 0.1	< 0.1
Total chromium	2	1.6	< 0.01	< 0.05
Hexavalent chromium	0.1	0.08	< 0.02	< 0.03

Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum values	Minimum values	Average values
SOx	Boiler	8	0.52	0.2	0.2

Utsunomiya Manufacturing Division, Handa Plant

[Location] 1-27, Shiohi-cho, Handa, Aichi [Site area (building area)] 50,000 m² (5,000 m²) [Products manufactured] Aircraft [Number of employees] 77

Water Pollution Data (Discharge: Public rivers Regulations: Water Pollution Control Law, Aichi Prefectural Ordinances, Handa City Ordinances, and Pollution Control Agreements with Handa City)

Substance	Regulated values	Maximum values	Minimum values	Average values
pH	6 ~ 8	7.5	6.6	6.95
BOD	25	15	1.9	6.1
COD	25	16	1.8	8.6
SS	25	6	1	3
Coliform count/ml	3000	47	30	32.8
Oil content	5	< 0.5	< 0.5	< 0.5
Cadmium	0.1	< 0.005	< 0.005	< 0.05
Cyanide	1	< 0.1	< 0.1	< 0.1
Hexavalent chromium	0.1	< 0.04	< 0.04	< 0.04
Total chromium	2	< 0.04	< 0.04	< 0.04

Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum values	Minimum values	Average values
SOx	Boiler	1.5	0.27	0.02	0.14
NOx	Boiler	180	140	59	99
PM	Boiler	0.1	0.004	0.002	0.003

[Data measurement] April 2004–March 2005

- Water Pollution [Notations] —pH: Hydrogen-ion concentration, BOD: Biochemical oxygen demand, SS: Concentration of suspended solids in water
  [Units] —mg/l, except pH
- Air Pollution [Notations] —HCL: Hydrogen chloride
  [Units] —SOx : m³N/h, NOx : ppm, PM : g/m³N, HCL : mg/m³N, Dioxins : ng-TEQ/m³N

Utsunomiya Manufacturing Division, PRTR (All Plants Total)

PRTR

(Substances whose amounts were one ton and over per year are shown below. The substances marked with an ※ are Class 1 designated chemical substances.) [Units: tons/year, Dioxins: mg-TEQ/year]

Code	CAS Number	Chemical Substance	Amount handled	Air emissions	Water emissions (public water)	Transfer	Consumption	Solvent wiping Removal	Recycle	Landfill
40	100-41-4	Ethylbenzine	5.83	4.36	0	0	0.38	0.27	0.82	0
63	1330-20-7	Xylene	24.35	16.44	0	0.63	3.84	0.86	2.58	0
69*	none	Hexavalent Chromium	3.83	0	0	0.09	0.27	0.66	2.79	0
227	108-88-3	Toluene	22.16	15.39	0	3.58	2.93	0.06	0.19	0
Total			56.16	36.20	0	4.31	7.42	1.86	6.38	0

Industrial Products Company


Industrial Products Company

[Location] 4-410, Asahi, Kitamoto, Saitama [Site area (building area)] 140,000 m² (90,000 m²) [Products manufactured] Multi-purpose engines (Robin engines), engine generators, engine pumps [Number of employees] 601

Water Pollution Data (Discharge: Public sewage works Regulation: Kitamoto City Ordinances)

Substance	Regulated values	Maximum values	Minimum values	Average values
pH	5.0 ~ 9.0	8.6	6.1	7.7
BOD	600	337	92.3	281
SS	600	130	96.9	146
Oil content	30	10	3.1	6.9

Air Pollution Data

The incinerators had been targeted for improvement, but incinerator use was suspended on September 28, 2001, leaving no targets for improvement.

PRTR

(Substances whose amounts were one ton and over per year are shown below. The substances marked with an ※ are Class 1 designated chemical substances.) [Units: tons/year, Dioxins: mg-TEQ/year]

Code	CAS Number	Chemical Substance	Amount handled	Air emissions	Water emissions (public water)	Transfer	Consumption	Solvent wiping Removal	Recycle	Landfill
40	100-41-4	Ethylbenzene	1.39	0.02	0	0	1.38	0	0	0
43	107-21-1	Ethylene glycol	3.39	0	0	0	3.39	0	0	0
63	1330-20-7	Xylene	7.18	0.06	0	0	7.12	0	0	0
227	108-88-3	Toluene	12.47	0.19	0	0	12.28	0	0	0
Total			24.44	0.27	0	0	24.17	0	0	0

Tokyo Office


Tokyo Office

[Location] 3-9-6, Osawa, Mitaka, Tokyo [Site area (building area)] 160,000 m² (90,000 m²) [Number of employees] 1014

Water Pollution Data (Discharge: Public sewage works Regulation: Mitaka City Ordinances)

Substance	Regulated values	Maximum values	Minimum values	Average values
pH	Over 5.7, under 8.7	8.4	7.3	8.1
BOD	300	160	4.8	59.4
SS	300	180	12	56.9
Oil content	5	ND	ND	ND
Manganese	10	0.16	ND	0.05

Air Pollution Data (Regulation: Tokyo Pollution Control Ordinances)

Substance	Facilities	Regulated values	Maximum values	Average values
NOx	Boiler	0.263	0.066	0.052
SOx	Boiler	90	67	58
PM	Boiler	0.3	0.02	0.01

PRTR

(Substances whose amounts were one ton and over per year are shown below. The substances marked with an ※ are Class 1 designated chemical substances.) [Units: tons/year, Dioxins: mg-TEQ/year]

Code	CAS Number	Chemical Substance	Amount handled	Air emissions	Water emissions (public water)	Transfer	Consumption	Solvent wiping Removal	Recycle	Landfill
40	100-41-4	Ethylbenzene	26.81	0	0	0	26.81	0	0	0
63	1330-20-7	Xylene	117.37	0	0	0	117.37	0	0	0
224	108-67-8	1,3,5 – trimethylbenzene	14.41	0	0	0	14.41	0	0	0
227	108-88-3	Toluene	222.87	0.01	0	0	222.85	0	0	0
299*	71-43-2	Benzene	7.25	0	0	0	7.25	0	0	0
Total			388.71	0.02	0	0	388.69	0	0	0

[Data measurement] April 2004–March 2005

● Water Pollution [Notations] —pH: Hydrogen-ion concentration, BOD: Biochemical oxygen demand, SS: Concentration of suspended solids in water
[Units] —mg/l, except pH

● Air Pollution [Notations] —HCL: Hydrogen chloride
[Units] —SOx : m³N/h, NOx : ppm, PM : g/m³N, HCL : mg/m³N, Dioxins : ng-TEQ/m³N

Product data

Automobiles

			Legacy Outback	Forester	Impreza Sedan	R2	R1	Sambar Van
Model			Legacy Outback	Forester	Impreza Sedan	R2	R1	Sambar Van
Grade			3.0R	2.0 XS	WRX	i	R	VC
Date sales began			2004/5	2005/1	2004/6	2004/11	2005/1	2004/9
Vehicle type			CBA-BPE	CBA-SG5	TA-GDA	CBA-RC1	CBA-RJ1	LE-TV2
Engine	Model		EZ30	EJ20	EJ20	EN07	EN07	EN07
Engine	Displacement (l)		2.999	1.994	1.994	0.658	0.658	0.658
Engine	Type		Horizontally opposed 6-cylinder 3.0 l, DOHC, 24-valve, variable valve timing + direct variable valve lift	Horizontally opposed 4-cylinder 2.0 l, SOHC, 16-valve	Horizontally opposed 4-cylinder 2.0 l, DOHC, 16-valve variable valve timing turbo	In-line 4-cylinder, SOHC	In-line 4-cylinder, DOHC 16-valve variable valve timing	In-line 4-cylinder, SOHC
Engine	Fuel type used		Premium Gasoline	Regular	Premium Gasoline	Regular	Regular	Regular
Engine	Highest power output (net) [kW(PS)/rpm]		184(250)/6600	103(140)/5600	184(250)/6000	34(46)/6000	40(54)/6400	35(48)/6400
Engine	Maximum torque (net) [N・m (kg・m) / rpm]		304(31.0)/4200	186(19.6)/4400	333(34.0)/3600	58(5.9)/5200	63(6.4)/4400	58(5.9)/3200
Drive train	Drive system		AWD	AWD	AWD	2WD	2WD	4WD
Drive train	Transmission		5AT	4AT	5MT	CVT	CVT	5MT
Weight (kg)			1520 ~ 1540	1390 ~ 1410	1360 ~ 1380	800	800 ~ 810	930 ~ 940
Fuel Consumption Rate	10.15 mode fuel economy (km/l)		11.0	13.0	11.8	22.5	24.0	16.6
Fuel Consumption Rate	CO_2 emissions (g/km)		211.1	178.6	196.8	103.2	96.7	139.9
Fuel Consumption Rate	Reference	FY 2010 fuel economy standard achieved (◎ indicates +5% over target)	◎	○	−	◎	◎	◎
Fuel Consumption Rate	Reference	Meets the Japan's Green tax plan target	◎	−	−	◎	◎	−
Fuel Consumption Rate	Reference	Law on Promoting Green Purchasing adopted	○	○	−	○	○	○ *2
Exhaust Emissions	Regulations adopted		2005 Regulations	2005 Regulations	2000 Regulations	2005 Regulations	2005 Regulations	2002 Regulations
Exhaust Emissions	Certification level of low emission vehicles		50% reduction beyond 2005 Standards (☆☆☆)	50% reduction beyond 2005 Standards(☆☆☆)	25% reduction beyond 2000 Standards (☆)	50% reduction beyond 2005 Standards (☆☆☆)	50% reduction beyond 2005 Standards (☆☆☆)	50% reduction beyond 2002 Standards(☆☆☆)
Exhaust Emissions	10.15 mode or 10.15 + 11 mode regulation figures (in g/km)	CO	1.15	1.15	0.67	1.15	1.15	3.30
Exhaust Emissions	10.15 mode or 10.15 + 11 mode regulation figures (in g/km)	HC	−	−	0.06	−	−	0.07
Exhaust Emissions	10.15 mode or 10.15 + 11 mode regulation figures (in g/km)	NMHC*1	0.025	0.025	−	0.025	0.025	−
Exhaust Emissions	10.15 mode or 10.15 + 11 mode regulation figures (in g/km)	NOx	0.025	0.025	0.06	0.025	0.025	0.07
Exhaust Emissions	Reference	Low-pollution vehicle system designated by eight Kanto area prefectures and cities	50% reduction in emissions from 2005 standards	50% reduction in emissions from 2005 standards	Good Low Pollution Vehicle	50% reduction in emissions from 2005 standards	50% reduction in emissions from 2005 standards	Excellent Low pollution Vehicle
Exhaust Emissions	Reference	LEV-6 designation by six Keihanshin area prefectures and cities	17LEV	17LEV	TLEV	17LEV	17LEV	LEV
Noise	Regulations adopted		1998 Regulations	1998 Regulations	1998 Regulations	1998 Regulations	1998 Regulations	2000 Regulations
Noise	Acceleration noise regulation figures (dB-A)		76.	76	76	76	76	76
Type of air conditioner refrigerant and amount of refrigerant used			HFC134a, 400g	HFC134a, 600g	HFC134a, 500g	HFC134a, 400g	HFC134a, 400g	HFC134a, 400g
Substances with environmental impact			Lead: JAMA year 2006 target achieved (less than one-tenth of the 1996 level)*3	Lead: JAMA year 2006 target achieved (less than one-tenth of the 1996 level)*3	Lead: JAMA year 2006 target achieved (less than one-tenth of the 1996 level)*3	Lead: JAMA year 2005 target achieved (less than one-third of the 1996 level)	Lead: JAMA year 2005 target achieved (less than one-third of the 1996 level)	Lead: JAMA year 2005 target achieved (less than one-third of the 1996 level)
Recycling	Uses of easy-to-recycle materials		There are many uses for the easy-to-recycle thermoplastic resin in car bumpers, instrument panels, door trim, etc.	There are many uses for the easy-to-recycle thermoplastic resin in car bumpers, instrument panels, door trim, etc.	There are many uses for the easy-to-recycle thermoplastic resin in car bumpers, instrument panels, door trim, etc.	There are many uses for the easy-to- recycle thermoplastic resin in car bumpers, instrument panels, door trim, etc.	There are many uses for the easy-to- recycle thermoplastic resin in car bumpers, instrument panels, door trim, etc.	There are many uses for the easy-to-recycle thermoplastic resin in car bumpers, instrument panels, door trim, etc.
Recycling	Uses of recycled materials		Materials recovered from bumpers are used in some plastic parts; clothing hems are used for interior parts; used fishnets are used to make engine covers; used paper is recycled as anti-vibration material.	Materials recovered from bumpers are used in some plastic parts; clothing hems are used for interior parts; used fishnets are used to make engine covers; paint residue and used paper are recycled as anti-vibration material	Materials recovered from bumpers are used in some plastic parts; insulators are made from recycled PET bottles; paint residue and used paper are recycled as anti-vibration material	Materials recovered from bumpers, PET bottles, and clothing hems are used in some plastic parts; paint residue and used paper are recycled as anti-vibration material	Materials recovered from bumpers, PET bottles, and clothing hems are used in some plastic parts; paint residue and used paper are recycled as anti-vibration material	Materials recovered from bumpers are used in some plastic parts; recycled Polypropylene is used to make air purifiers; clothing hems are used to make anti-noise materials; used paper is recycled as anti-vibration materials
Recycling	Material indication		Plastic parts of 100g or more and rubber parts of 200g or more display their material	Plastic parts of 100g or more and rubber parts of 200g or more display their material	Plastic parts of 100g or more and rubber parts of 200g or more display their material	Plastic parts of 100g or more and rubber parts of 200g or more display their material	Plastic parts of 100g or more and rubber parts of 200g or more display their material	Plastic parts of 100g or more and rubber parts of 200g or more display their material
Recycling	A design that allows for easy disassembly		Air bags and tail lights are easy to remove. Due to the indication, it is possible to confirm the bumper material prior to removal.	Seat cushions are easy to remove. Due to the indication, it is possible to confirm the bumper material prior to removal.	Seat cushion and instrument panels are easy to remove. Due to the indication, it is possible to confirm the bumper material prior to removal.	Alternators rear gates are easy to remove. Due to the indication, it is possible to confirm the bumper material prior to removal.	Alternators are easy to remove. Due to the indication, it is possible to confirm the bumper material prior to removal.	Glove compartments are easy to remove from instrument panel. Due to the indication, it is possible to confirm the bumper material prior to removal.

*1 NMHC: Non-Methane Hydrocarbon *2 By the end of the 2004 fiscal year, Sanbar Van had conformed to the standards of the Law on Promoting Green Purchasing. From the 2005 fiscal year, we are reviewing the standards of the Law on Promoting Green Purchasing. (A car that meets 2010 Standards of a 75% reduction in Exhaust Emissions, 2005 Standards of at least a 50% reduction in exhaust emissions, and FY 2010 fuel efficiency standards.) *3 This corresponds to cars manufactured from February, 2005.

General-Purpose Engine

Item		Category / General-Purpose Engine
Engine Model		EH09-2 model
Engine Form		Air-cooled four cycle single cylinder OHV gasoline engine
Maximum Output Capacity (kW/rpm)		2.1/4200
Total Displacement (ml)		86
Dry Mass (kg)		9.9
Exhaust Emissions	HC + NOx (g/kW · h)	11.0
	CO (g/kW · h)	469.4
	EPA Phase 2 (U.S.)	Conforms
	CARB Tier 2 (California)	Conforms
	EC SN2 Stage 2 (Europe)	Conforms
Noise	Non load/3600rpm, 5m average (dBA)	68.9

(Reference) Exhaust emissions regulations

exhaust emissions regulations	Category	Class	Emission amount (ml)	CO (g/kW·h)	HC+NOx (g/kW·h)
EPA Regulations after 2005 (Phase Ⅱ)	Non-handheld	Class Ⅰ-B	66≦ml<100	610	40
CARB Regulations after 2005	Small off-road	Horizontal	80<ml<225	549	16.1

EU exhaust emissions regulations	Category	Class	Emission amount (ml)	CO (g/kW·h)	HC+NOx (g/kW·h)
EU 97/68/ EC-2002/ 88/EC	Non-handheld	Stage Ⅱ	66≦ml<100	610	40

Other data

Qualified Personnel in Pollution Control Management

Qualification type			Total number of persons holding qualifications
Pollution control managers	Chief managers		8
	Air-related	Type 1	7
		Type 2	7
		Type 3	45
		Type 4	16
	Water-related	Type 1	8
		Type 2	23
		Type 3	15
	Noise-related		45
	Vibration-related		38
	Tokyo Pollution Control Managers		3
	Managers Responsible for Tokyo Water Quality		5
Energy management experts	Heat management		21
	Electronic management		15
Working environment measurement experts			3
Technical managers for industrial waste			14
Management representatives for industrial waste subject to special control			38
Internal environmental auditors (internal qualification)			552

As of March 31st, 2005

Number of Employees Receiving Environmental Education by Level (FY 2004)

Type of education or training	Number of employees receiving education
Education for new hires	262
Education for persons newly promoted	1,102
Total	1,364

CHRONOLOGY OF FHI'S ENVIRONMENTAL EFFORTS

	Management Division	Automobile Division	Other Divisions
Aug. 1973		Established standards for making resin ingredients (automobile industry guidelines were determined in 1991)	
Oct. 1985			Developed the electric refuse collection vehicle EV405
Feb. 1987		Introduced the Subaru ECTV, the first electro-continuously variable transmission in the world	
Aug. 1990	Established an Environmental Issues Improvement Measures Project	Began setting up facilities at Subaru dealers for collection and reuse of CFCs used in air conditioners	
Apr. 1991	Established the Safety, Emission, Fuel Economy (SEF) Committee		
Oct.	Established the Recycling Committee (in 1997, the name was changed to the Recycling Engineering Development Committee and, in 1999, to the Recycling Promotion Committee)	Announced a Flexible Fuel engine at the Tokyo Motor Show	
Apr. 1992	Established the Environmental and Safety Technology Department		Announced three types of generators installed with OHV engines (2 kW, 2.8 kW, 4.1 kW)
May		Became the first in the automobile industry to recycle painted bumpers for use in interior and exterior parts	
Nov.		Completed installation of fluorocarbon collection and reuse equipment for car air conditioners at Subaru dealers	
Jan. 1993		Began collecting scrapped bumpers in the Tokyo and Kanagawa areas in cooperation with a distribution company	
Mar.	· Established the Voluntary Environmental Protection Plan. · Set up the Corporate Environment Committee. · Set up the Engineering Environment Committee and the Plant Environment Committee developed from the SEF Committee		
Apr. 1994		Completed replacement of air conditioner refrigerants from CFC-12 to HFC-134a	
Jan. 1995			Began manufacturing multipurpose engines that met the California Air Resources Board (CARB) emission regulations
Apr.		Began sales of the electric vehicle, Sambar EV	
Jun.		Developed a new environment-friendly protective coating film	
Aug.			Began delivering a low-pollution CNG refuse collection vehicle
Sep.			Delivered Japan's first container for refuse transportation by railroad freight car and a container transport vehicle for transportation to Kawasaki City
Oct.		Displayed a direct gasoline injection engine and a hybrid electric vehicle at the Tokyo Motor Show	
Feb. 1996		Developed and implemented the Roller Press method, a new technique for removing the coating film, and began bumper-to-bumper recycling	
Apr.	Established the Environment Plan for 2000		
Oct.			Developed and began sales of the container collection and measurement system for refuse collected for a fee
Jul. 1997	Set up the Environmental Affairs Promotion Office		Developed a solid waste ash melting furnace
Sep.			Delivered the first Fuswton, high-rise building waste management system
Feb. 1998	Established the Recycling Initiative for End-of-Life Vehicle Voluntary Action Plan for Automobile Recycling		
Apr.	Established Environmental Policy		
Jun.	Published the environmental pamphlet " For Harmony between People, Society, and the Earth"		
Oct.		Completed nationwide extension of JAMA' s CFC-12 collection and destruction system	Announced the four-stroke OHV engine (EH09D) used in rammers, an alternative to the two-cycle engine
Nov.	SIA in the U.S.A. acquired ISO 14001 certification		
Mar. 1999	Gunma Manufacturing Division acquired ISO 14001 certification		
May	Saitama Manufacturing Division acquired ISO 14001 certification		
Jun.		Began recycling PET bottles for use in interior parts	
Jul.	· Transportation and Ecology Systems Division in the Utsunomiya Manufacturing Division acquired ISO 14001 certification · Hosted first Affiliated Companies Environmental Problems meeting		
Oct.	Started the General Managers' Meeting on the Environment at the Gunma Manufacturing Division		
Jan. 2000		Began reuse of painted bumper scrap from production process for the Pleo's mass-produced bumpers	
Mar.	Eliminated the incinerator at the Tokyo Office	Expanded the scrap bumper collection system to the Tohoku area and built a nationwide system in Japan	Fuswton won the Resource Recycling Technology System Award for fiscal 1999 from the Ministry of International Trade and Industry's Environment and Industrial Location Bureau
Aug.		Began sales of the new Impreza, and all models met authorized low emission standards	
Sep.	Published the 2000 Environmental Report, aggregating results of all environmental activities for fiscal 1999		
Oct.		Began recycling of auto window glass recovered from ELVs as glass wool soundproofing material	

Note: For information about railway cars and buses, please refer to pp. 58-59 of the "2003 Environmental Report".

	Management Division	Automobile Division	Other Divisions
Nov.			· Unveiled the Subaru Small Wing Turbine Generator System · Began sales of the new LP0 low-noise refuse collection vehicle
Dec.	Eliminated the incinerator at the Gunma Manufacturing Division, Yajima Plant		
Mar. 2001	Achieved zero emissions at the Gunma Manufacturing Division		
May			Began sales of the multipurpose Robin EX series engine in order to lower exhaust emissions, lower the level of noise, and lower the level of vibration.
Jun.	Published the 2001 Environmental Report, aggregating results of all environmental activities for fiscal 2000		
Sep.	· Eliminated the incinerator at the Utsunomiya Manufacturing Division · Eliminated the incinerator at the Saitama Manufacturing Division		
Oct.		Exhibited the next generation hybrid minicar, the HM-01, at the Tokyo Motor Show	
Jan. 2002			The Subaru Small Wind-Power Generation System won the New Energy Grand Prize for fiscal 2001 from the Agency for Natural Resources and Energy
Feb.		Began sales of the new Forester. All models met the fiscal 2010 fuel economy standards and were accepted as good low emissions vehicles (G-LEV)	
Mar.	Utsunomiya Manufacturing Division and Saitama Manufacturing Division achieved zero emissions		
May	Established the Environmental Conservation Program (fiscal 2002 through fiscal 2006)	The company for the development of automobile batteries was jointly established by NEC Corp. and FHI.	
Jun.	Published the 2002 Environmental Report		
Jul.		Consigned matters involving the collection and destruction of CFCs to the Japan Automobile Recycling Promotion Center	
Oct.		Limited marketing of the Legacy B4. CNG (Compressed Natural Gas) Vehicle	
Nov.			Switching to Pollution-Free Paint Remover for Regular Servicing of Airplanes won an award from Bouei Choutatsu Kiban Seibi Kyoukai (Defense Procurement and Infrastructure Association)
Apr. 2003	Saitama Manufacturing Division received a regular assessment for ISO 14001		Developed ASR Pre-Processing Separating System
May		· Full model change of Legacy to launch the New Legacy · All models met the fiscal 2010 fuel economy standards except for 2.0 GT spec.B. · 2.0ℓ SOHC engine equipped cars, which achieved a 75% reduction in emissions compared to 2000 standards.	Developed a Pollution-Free Paint Remover for Regular Servicing of Airplanes, which won a special award from the Japan Aeronautical Engineer's Association
Jun.	· Published 2003 Environmental Report · Utsunomiya Manufacturing Division received a regular assessment for ISO 14001		
Jul.	· Set up the six star mutsuraboshi corporate symbol · Established Subaru Visitor Center at Gunma Manufacturing Division, Yajima Plant		Solid waste ash melting furnace developed jointly with Ogihara Co., Ltd. acquired technology authorization from the Japan Waste Research Foundation.
Aug.		· Legacy B4 CNG challenged to complete a full circuit of Japan · Conducted the presentation of Subaru Mobility techniques	
Sep.	Achieved zero emissions at the Tokyo Office		
Nov.		The Legacy won the 2003 – 2004 Japan Car of the Year Award	
Dec.		· Developed a new processing technology for automotive parts , the "hard broaching method" · Launched a new minicar, the Subaru R2. Achieved fuel economy of 24.0 km/ℓ(10-15 mode) (R) and a 75% reduction in emissions compared to 2000 standards. (R and I)	
Jan. 2004	The Head Office and the Tokyo Office acquired ISO 14001 certification		
May			The Industrial Products Company (V model two cylinder engine) received the "Supplier of the Year" award from Cummins
June	Published the 2004 Environmental & Social Report		
November	Received public recognition of office excellence for the hiring of disabled persons	· Gunma factory paint sludge recycling plant received the "Resource Recycling Technology System Commendation" · Subaru's R2 won RJC's annual "Car of the Year" special award for best minicar of 2005	
December		The R1 and the Impreza were newly adapted to Subaru Transcare series for the Disabled. New functions were added to the R2 and the Sambar.	
Jan. 2005		In response to the Law on Recycling End-of-Life Vehicles, the Subaru car recycling system was implemented	
February			The Natural Gas Engine Cogeneration system started operations at the Utsunomiya Manufacturing Division
March	· The Subaru Parts Distribution Center (Ohta City) acquired ISO 14001 certification (extending the scope of Gunma Manufacturing Division's certification) · The Subaru Parts & Accessories Division (Saitama City) acquired ISO 14001 certification (extending the scope of head office's certification) · Views on corporate social responsibility were clarified in "CSR Policy"	Hit the three million mark for worldwide Legacy production	
May			Began sales for the new model refuse collection vehicle, the "Fuji Mighty LP71 model series"
June	FHI group unveiled its "Environmental Logo"		

Please Give Us Your Opinions and Ideas.

Thank you for reading Fuji Heavy Industries' Year 2005 Environmental & Social Report.

This report explains the measures for environmental conservation and social actions implemented in fiscal 2004 focusing primarily on FHI. We will continue to publish the report annually. We believe that your opinions and ideas will help make the reports more complete. Please take a moment to fill in the questionnaire on the reverse side and fax it to us at the number shown. Thank you for your cooperation.

Reports on the results of the questionnaire for our Year 2004 Environmental & Social Report

Our sincere thanks to the many individuals that completed last year's questionnaire (published in June 2004). These are the results.

1. About the 2004 Environmental & Social Report

(1) Were the contents of this report sufficient and appropriate for an environmental report?



Definitely
63%
Very Much
21%
Fair
5%

(2) What parts impressed you most? (Mark all that apply.)



(%)
Percentage of each part marked
100
40
30
20
10
0
42
26
26
26
42
42
Development phase/products (automotive business unit)
Development phase/products (aerospace, industrial products, eco technologies companies)
Production
Recycling
Compliance
Social involvement

2. On what topics would you like more detailed information?

(1) I expect more detailed examples and explanations on LCA.
(2) I would like you to disclose detailed information on the communication with stakeholders.
(3) I would like to see a proposal for environmental activities with user participation such as stopping idling.
(4) I would like to know the specific goals and plans for recycling, and the numerical value of the company-wide environmental burden, with concrete measures and goals.
(5) I expect further improvement in vehicle safety and CO_2 reduction.
(6) I would like you to incorporate details concerning the development of clean energy vehicles.
(7) I would like you to introduce the promotion of blood donations at each business site in terms of social involvement.
(8) I would like you to enrich the explanation of English abbreviations in the glossary.
(9) I would like to know your current efforts and plans for EU directive on restriction of environmentally hazardous substances.
(10) I would like to have a brief summary of current efforts for green procurement.
(11) I would like you to incorporate improved cases of reduction in input resources in the production phase.
(12) There are some parts that are difficult to understand in the diagrams and tables.
(13) Disclosure of negative information (compliance, relationship with customers, etc.). If there have been no such cases so far, please disclose that fact.

3. Please provide your honest opinion about the environmental and social report and our environmental activities.

(1) It would be better if the explanation concerning Manufacturing Vehicle was easier for children to understand considering that awareness of the environment has increased in school education.
(2) Please clarify the goals and objectives of your efforts.
(3) Recycling items would be better described in the perspective of LCA. I think that the issue is how we can reduce shredder dust from now on.
(4) I expect further product development based on LCA approaches.
(5) I would like to make the advanced cases such as zero emissions at multi business bases as models.
(6) I think that your efforts are aggressive, and the report is summarized well and easy to understand.
(7) Please introduce committees and others' efforts besides the activities in each phase or of each business unit.
(8) I would like to know about the coexistence with people of the local communities since the plant is located in the town.

To the extent possible, we have incorporated the results of the year 2004 questionnaire, including the ideas above in our Year 2005 Environmental & Social Report in order to enrich the contents. However, there is always room for improvement, and we again solicit the opinions and guidance of our readers.

QUESTIONNAIRE FAX FORM

Q1. How did you learn about the 2005 Environmental & Social Report?

☐ Newspaper article ☐ Magazine article ☐ FHI Web site ☐ Other Web site ☐ FHI employee
☐ FHI business partner or supplier ☐ Subaru dealers ☐ Friend or acquaintance
☐ Other (Please specify)

Q2. Were the contents of this report sufficient and appropriate for an environmental report?

☐ Definitely ☐ Very much ☐ Fair ☐ Not very much ☐ Not at all

Please state your reasons.

Reasons: ______

Q3. What do you think of FHI's activities?

Environmental aspect : ☐ Definitely sufficient ☐ Sufficient ☐ Acceptable ☐ Not sufficient ☐ Definitely not sufficient
Social aspect : ☐ Definitely sufficient ☐ Sufficient ☐ Acceptable ☐ Not sufficient ☐ Definitely not sufficient

Please state your reasons.

Reasons: ______

Q4. What parts impressed you most? (Please mark all that apply)

☐ Corporate overview (Top messages, CSR) ☐ New Voluntary Plans for the Environment
☐ Environmental audit ☐ Environmental accounting
☐ Overall achievements in fiscal 2004 and fiscal 2005 goals ☐ Development phase/products (automotive business unit)
☐ Development phase/products (aerospace, industrial products, eco-technologies company) ☐ Production ☐ Recycling
☐ Logistics ☐ Activities by affiliated companies (domestic/overseas) ☐ Compliances
☐ Relationship with customers ☐ Relationship with employees ☐ Social involvement ☐ Plant site data
☐ Product data ☐ FHI environmental chronology

Q5. Please indicate which topics you would like more detailed information.

______

______

Q6. What is your opinion of FHI's environmental activities based on this report?

______

______

Q7. What is your relationship with FHI?

☐ Customer ☐ Resident of an area neighboring and FHI installation ☐ Engaged in government administration
☐ FHI shareholder ☐ News media-related ☐ Related to an environmental NGO or NPO
☐ Finance- or investment-related ☐ Business partner/supplier ☐ Employee or family member of employee
☐ Other (please specify)

Thank you for your cooperation. If you agree with the use of personal information,*1 please provide some information about yourself (optional).

Name ( ) Male/female Age

Occupation Employer Department/title

Address (workplace or home) Telephone ( ) –

*1. The use of personal information: Your personal information will be used as data in order to improve the contents of the Environmental and Social Report. Furthermore, we will not disclose that information to any third party without due cause.

To: Environmental Affairs Promotion Office, Fuji Heavy industries Ltd.

FAX : 03-3347-2530



The picture on the cover of the 2005 Environmental & Social Report shows the Pleiades star cluster, "Subaru," in Japanese (the image was partially processed for the cover use), based on which our six-star mutsuraboshi corporate symbol is designed.

In Japan, the Pleiades star cluster appears like fireflies flying in flocks above your head at dusk in winter. We can see the stars in the winter night sky even in cities when the air is clear. We can count 6 to 7 stars of the Pleiades star cluster with the naked eye. In order to enjoy the beautiful stars forever, we need to continue to protect the precious global environment.

Please contact Fuji Heavy Industries' Environmental Affairs Promotion Office with questions or comments about this report.

TEL 03-3347-2036
FAX 03-3347-2530

This environmental & social report is also available on FHI's Web site:

http://www.fhi.co.jp/

FUJI HEAVY INDUSTRIES LTD.
7-2, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo 160-8316, Japan

FUJI HEAVY INDUSTRIES LTD.

7-2, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo 160-8316, Japan






Vegetable INK
for waterless printing
Non Volatile Organic Compounds


Mixed Sources
FSC

This report is printed on FSC certified paper containing 50% used paper, and with 100% vegetable oil-based ink for environmentally friendly waterless printing (non-VOC ink) that generates less hazardous wastewater.

Published in September 2005


Attachment 3



PRESS INFORMATION

August 5, 2005

Exhibition outlines of the 61st Frankfurt Motor Show

Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced that it will exhibit its SUBARU IMPREZA WRC 2006 Prototype, finely tuned new SUBARU IMPREZA series, and facelift new SUBARU FORESTER at the 61st International Motor show (IAA) passenger cars, which will open its doors to the public in Frankfurt am Main from September 12 to 25(Press day: From September 12 to 14.) A press briefing is scheduled for Tuesday, September 13th at the Subaru booth.



SUBARU IMPREZA WRC 2006 Prototype

1. SUBARU IMPREZA WRC 2006 Prototype* (replica model)
   The WR car based on facelift new Impreza. Since 2003 FHI has been strengthening its support of the Subaru World Rally Team (SWRT), which takes part in the FIA World Rally Championship (WRC). FHI and SWRT have been closely working to improve on vehicle performance in rallying, to accumulate know-how with the feedback from rallying experience, and to apply that know-how and technology to the production of the Impreza base model.
   * FIA homologation application scheduled
2. IMPREZA
   The new Impreza has raised its product appeal by redefining its sporty looks and the drivability inherent to this model. The Impreza WRX series is fitted with a 2.5 liter 4-cylinder SUBARU BOXER Horizontally Opposed engine and STI version features an improved version of the driver's control center differential (DCCD) as an standard equipment, an electronically controlled All Wheel Drive (AWD) system that adds a torque-sensitive, mechanical limited-slip differential (LSD). Balancing high levels of maneuverability and stability, it embodies driving pleasure.

3. FORESTER
   In further advancing the basic concept of "Crossover SUV", Subaru engineers have made substantial improvements on the Forester and raised its product appeal. Not only were driving performance and utilities enhanced, but sophisticated design and quality looks have been significantly improved.

4. Other vehicles exhibited (** models will be exhibited on public days only)
   B9 Tribeca (Reference vehicle: US market model), Legacy Wagon 3.0R spec. B, Legacy Sedan 2.0R, Legacy Wagon 2.0R, Outback 3.0R, Outback 2.5i**, Forester 2.5XT, Forester 2.0X,
   Impreza sedan WRX STI, Impreza sedan WRX, Impreza sedan 2.0R, Impreza Wagon 2.0R,
   G3X Justy special edition, G3X Justy 1.5**

###

Attachment 4



PRESS INFORMATION

August 17, 2005

Fuji Heavy Industries Applies to the FIA for Group N Homologation for the Subaru Impreza WRX STI spec C

Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced that it would submit a homologation application to the Fédération Internationale de l'Automobile (FIA) for the finely tuned new Subaru Impreza WRX STI spec C to rally as a Group N vehicle in 2006*.

To enter FIA-approved racing and rallying championships that take place around the world, cars must be homologated according to the FIA regulations. Group N (production cars) is one of the rally and off-road vehicle groups set forth by the FIA. Defined as large-scale series production touring cars, Group N homologation imposes strict limits on modifications to production models and is known as the category that best reflects the performance inherent to the basic production model.

WRX STI spec C is very suitable for racing due to its lightened body and high performance engine. Therefore, the application embodies the company's plan to position this model as a key competitor in motorsport activities for 2005 and beyond. Last year, Subaru Impreza WRX STI spec C "WR-Limited 2004" was applied for the FIA homologation.

FHI will produce more than 1,000 units of the Impreza WRX STI spec C during 2005, which is the minimum level of production required for Group N classification, and the company is planning to have the vehicle homologated before the 2006 rally season begins.

Major Features of the finely tuned new Impreza WRX STI spec C

- Compared to the Impreza WRX STI, Impreza WRX STI spec C is about 70 kilograms lighter through the adaptation of lighter glass, a trunk lid composed of aluminum, and thinner roof construction.

- Reinforcing braces have been added to the front strut tower on the WRX STI spec C. In addition, the solid bars used to connect the front pillar and upper frame have been replaced by enhanced hollow bars and rigidity of chassis have been improved

- A rear crossbar has been fitted to further improve body rigidity.

- The turbocharger in the Impreza WRX STI spec C uses precise ball bearings in the shaft to reduce friction, thereby offering a smooth and speedy turbo boost and providing ideal engine response.

- A large water reservoir for the intercooler water spray as well as an air-cooled engine oil cooler have been implemented to ensure stable engine performance.

* Applicable 17inch tire specification only



Attachment 5

Fuji Heavy Industries Announces Its Development of the *Turbo Parallel Hybrid* and *Lithium-Ion Capacitor* Technologies

Tokyo, August 18, 2005 – Fuji Heavy Industries, Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today released information on its two new technological projects for future environmentally friendly vehicles: one is the *Turbo Parallel Hybrid* (TPH), a revolutionary powertrain system to be applied to a hybrid electric vehicle (HEV) that the company plans to experimentally launch in the market in 2007; the other is the *Lithium-ion capacitor* (*Li-ion*), which is anticipated to broaden the possibilities for batteries in future automobiles. FHI has been striving to create practical applications for these environmental technologies in its future vehicles.

The TPH is a strategically important technology for the power source of clean-energy vehicles and will be incorporated with Subaru's core technologies: the Horizontally-Opposed Engine and Symmetrical AWD system. FHI has been developing the TPH in view of its future mass production.

The TPH system places a thin, 10-kW motor generator between a vehicle's engine and its automatic transmission. The combination of the motor generator and the boxer turbo engine, which adopts the *Miller cycle*, creates a system that not only provides powerful and pleasurable driving in the mid-speed ranges when turbocharger is active, as with conventional turbo models, but it also delivers excellent acceleration and fuel economy in practical use. This superb, all-range performance has been enabled by *motor assist*, a feature that is designed to boost engine torque at low revolutions.

Compared to the SSHEV (Sequential Series Hybrid) system that FHI had previously developed, the TPH excels in cost performance since it uses a relatively more compact motor and a smaller battery.

In order to bring out even better driving performance from the TPH, FHI is planning to equip the system with high-performance manganese lithium-ion batteries, which are currently under development at NEC Lamillion Energy, Ltd. That company was jointly established by NEC and FHI in 2002 for development of secondary batteries.

As for the Li-ion capacitor, its energy density has been drastically enhanced, while it retains the inherently superior capability of instantaneous charge/discharge and the high durability of regular capacitors. The Li-ion capacitor's negative electrode uses newly developed Li-ion occlusive carbon material, while its electrolyte is also made of Li-ion. The technique called *pre-doping* enables occlusion of large amount of Li-ion on the negative electrode in this new capacitor, helps boost the capacity of the negative electrode, and increases the electrical potential difference, thereby making achievement of high voltage possible without deterioration in positive electrode performance.

Furthermore, the principle of the Li-ion capacitor holds the potential for greater versatility and increased performance of capacitor occlusion. Many new materials to be used for high-energy accumulation in capacitors have been tested, and some progress has been made in that area of research. The application of certain new materials to the positive electrode, combined with the pre-doping technique of the Li-ion capacitor, will theoretically double the estimated accumulation capacity of capacitors available in today's market.

FHI is currently conducting performance tests on prototype cells of the new Li-ion capacitor. The eventual successful commercialization of Li-ion capacitors for compact cars would open up many other business opportunities, including helping to meet the increased demand for new hybrid buses, trucks, and passenger vehicles. This new capacitor also has the potential to be an alternative to conventional lead batteries in the future, and the widespread use of this environmentally sustainable technology will certainly contribute to the well-being of society.

To further address environmental issues and meet the social consensus on the transition from the current burning of fossil fuels to cleaner, renewable, electricity-based secondary energy, FHI is committed to the development of power storage technologies as the key to further promote the use of hybrid vehicles, fuel cell vehicles, and electric vehicles.

Consequently, FHI has been concentrating specifically on the development of power storage systems and the application of NEC Lamillion Energy –made high-capacity manganese Li-ion batteries to prototype hybrid vehicles, including the Subaru R1e, for further testing and evaluation. This approach has allowed the company to efficiently acquire added technical value with minimum investment and to solve issues concerning the practical application and mass production of high-capacity manganese Li-ion batteries.

The TPH and Li-ion capacitor development projects are the latest in FHI's power storage technologies, and the practical advances they represent illustrate FHI's dedication to environmental technology development.

# # #


Attachment 6



PRESS INFORMATION

Fuji Heavy Industries and Tokyo Electric Power Begin Joint Development of Electric Vehicles

-- Based on the Subaru R1e, the new EV prototype will be used and field-tested by Tokyo Electric Power --

Tokyo, September 2, 2005 – Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, and Tokyo Electric Power Co., Inc. (TEPCO) today announced the beginning of joint development of an electric vehicle (EV). The two companies plan to spend approximately one year designing and manufacturing the new EV for commercial uses, basing it on the Subaru R1e concept car. While TEPCO will determine the specifications for use in TEPCO's business and services, FHI is responsible for developing and manufacturing 10 prototype vehicles to meet its requirements. TEPCO will use them as part of its fleet for business and service, and examine their performance as well as analyze the vehicles' economic benefits.

While the reduction of greenhouse gases such as CO_2 has been discussed on the global level, CO_2 emissions in the transportation industry increased in Japan during the fiscal year ending March 31, 2004 (fiscal 2004) by 19.8% compared to the level in fiscal 1991. The reduction in CO_2 emissions is an urgent issue industry-wide.

TEPCO has a large fleet of vehicles to operate its power business and service its customers, and the company has set goals to reduce fuel consumption in its fleet, [1] and to augment the use of low-emission vehicles.[2] The new EV development project represents significant cooperation between TEPCO, a power company with strengths in developing electric charging systems for EVs, and FHI with its plans to manufacture and market EVs by further improving on Lithium Ion (Li-Ion) batteries[3] suitable for the new vehicles.

In the joint project, which will result in 10 prototypes, FHI will be in charge of producing the model, based on the Subaru R1e, which will meet specifications determined by TEPCO, including such conditions as fitting the dimensions of Japan's mini-cars and other requirements, as well as a per-day driving distance of 80km. After delivering the 10 vehicles to TEPCO's branches, FHI will monitor the daily-use performance data and economic benefits collected and analyzed by TEPCO. Using such information, FHI plans to examine carefully optimal battery capacity and will continue its efforts to develop lighter weight, lower cost EVs. TEPCO, on the other hand, will develop a rapid electric charger, capable of charging up to 80% of the battery within 15 minutes by capitalizing on its accumulated research and technology in electric charging systems.

Based on the anticipated results of this joint development work, TEPCO will also study the possibility of switching a part of its fleet of approximately 8,300 vehicles to EVs in the fiscal year ending March 31, 2008 (fiscal 2008) and beyond. Such a shift to EVs will represent a change in 3,000 vehicles that are currently compact cars of gasoline engine displacement of 1,500cc or less. The new vehicles will transport only small cargo and will be limited to a daily driving distance of 80km. TEPCO estimates the changeover of 3,000 vehicles to EVs will reduce annual CO_2 emissions by 2,800 tons [4], and cut yearly fuel cost by 190 million yen.[5]

FHI envisions that the corporate fleet vehicle market is a promising growth area for EVs. By accurately understanding the needs of such vehicles at TEPCO and accumulating additional know-how, FHI will continue improvements on EVs, strive to market them to other companies and expand the use of EVs.

Note1) TEPCO set numeric targets to reduce fuel consumption of its fleet vehicles during the fiscal year ending March 31, 2006 (fiscal 2006). Specifically, it plans to lower consumption by 20% from the level of fiscal 2001, which stood at 0.112 L/km per vehicle on average. The company achieved a 13% reduction in fiscal 2005 (0.098 L/km) from fiscal 2001.

Note 2) By replacing regular gasoline engine vehicles with low-emission vehicles (EV, hybrid, and others recognized as low-emission vehicles by Japan's Ministry of Land, Infrastructure and Transport), TEPCO plans to increase the number of low-emission vehicles in its fleet. The company set a goal of 100% replacement during fiscal 2011. In fiscal 2005, its replacement ratio was 51%.

Note 3) Li-ion batteries have a longer life than other batteries, because their mechanism is fundamentally the transfer of Li-ion between negative and positive electrodes during charging and discharging, and this type of battery does not require chemical reactions in its electrodes or electric dissolvent. They also have high specific energy and high-energy efficiency, which are deemed suitable for EV applications. While their high cost was an issue, the rapid penetration of Li-ion batteries into laptop and cellular phone markets has substantially lowered the cost of small-sized Li-ion batteries. The EV prototypes will be mounted with Li-ion batteries developed by NEC Lamillion Energy Co., Ltd., a joint venture company between FHI and NEC. The battery has prolonged longevity and its safety has been improved through the use of manganese in its positive electrode.

Note 4) Basis of estimate of 2,800 ton CO_2 reduction

Premise

Fuel economy	Mini cars: 17.5km/L	EV: 10km/kWh
CO_2 emission unit	Gasoline: 2.32kg- CO_2 2/L	Electricity: 0.381km- CO_2 /kWh

* Approx. 0.945 ton reduction per vehicle yearly (based on an average of 10,000km driving distance) =

(10,000km /17.5km/L x 2,32kg-CO_2/L) – (10,000km/10km/kWh x 0.381km-CO_2/kWh)

* Reduction of 2,834 ton of CO_2 = 0.945 tons x 3,000 vehicles

[Data sources]

- 17.5km/L: Japan Mini Vehicles Association (web page)
- 10km/kWh: Target set by the joint development project
- 2.32kg- CO_2 2/L: "Guideline for calculating greenhouse gas emissions fro business and industries" by Japan's Ministry of the Environment, Global Environment Bureau
- 0.381km-CO_2/kWh: Result of CO_2 emission unit during fiscal 2005 at TEPCO

Note 5) Estimated cost reduction effects of 190 million yen

Premise

Fuel economy	Mini cars: 17.5km/L	EV: 10km/kWh
Cost	Gasoline: 128 yen/L	Electricity: 10.07 yen/kWh

* Approx. 62,000 yen reduction per vehicle yearly (based on an average of 10,000km driving distance) =

(10,000km /17.5km/L x 128 yen/L) – (10,000km/10km/kWh x 10.07 yen/kWh)

* Reduction of approx. 190 (187) million yen = 62,000 yen x 3,000 vehicles

[Date sources]

- 128 yen/L: The Oil Information Center, the Institute of Energy Economics, Japan (An average price in the Kanto area, including sales tax, based on the Center's oil market research)
- 10.07 yen/kWh: TEPCO's rate contracts for commercial users; supply voltage of 6kV or less; contract power of less than 500kW [Basic rate, excluding sales tax, for the period between October 1 to June 30]

[Supplemental Information]

Major specifications of the EV to be jointly developed

2 seater

Driving distance: 80km (city-driving with the battery capacity of 8kWh)

Rapid charging: 15 minutes with AC200V outlet (filling up to 80% of the battery)

Normal charging: 8 hours with AC100V outlet

Battery capacity deterioration tolerance: within 20% lower than the initial capacity (after the 7-year use, over 70,000km)


R1e

Development schedules

September-December 2005: Joint designing work on the EV prototype

Mid-October 2005: Completion of the first prototype and delivery

March 2006: Completion of the 10th vehicle and delivery

[When each vehicle is completed, it will be delivered to and field-tested by TEPCO]

Responsibilities of joint development work

TEPCO: development and determination of specifications of the vehicle and major devices; design and manufacture of a power-charging system; and data collection and analysis of EV uses and performance

FHI: development of specifications of the vehicle and major devices; design, development and manufacture of 10 EV prototypes

[FHI will manufacture the prototypes at its Subaru Technical Research Center located in Mitaka, Tokyo]

Cooperation by NEC Lamillion Energy Co., Ltd. (51% owned by NEC, 49% by FHI): design and manufacture of Li-ion batteries for the EV prototypes

# # #



Attachment 7


SUBARU

PRESS INFORMATION

September 28, 2005

Exhibition outlines of the 39th Tokyo Motor Show 2005

Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced the major features of its vehicles and technologies, which will be exhibited at the 39th Tokyo Motor Show 2005, which will open its doors to the public in Makuhari Messe, Chiba from October 19 to November 6.

With the key word "Think. Feel. Drive. - Creating new value through the crossover concept", Subaru's core message is to appeal a car that realizes pleasurable driving, very high safety and excellent environmental performance.
In the booth, the concept car "B5-TPH" which equipped with original hybrid system "Turbo parallel hybrid (TPH)", technology exhibit "IVX-II" next generation of intelligent vehicle which ensuring driving pleasure, comfort, and advanced safety, and new crossover vehicle "B9 TRIBECA" (US model) will be exhibited. By exhibiting these vehicles, Subaru will appeal the new areas of driving pleasure and new functions by integrating the different values.

A press briefing is scheduled for Wednesday, October 19 Thursday from 11:40 to 12:00 at the Subaru booth (East hall) where President Kyoji Takenaka presented.







Major exhibits of Subaru booth

*• • B5-TPH • concept car• •

The B5-TPH concept car was designed around the concept theme of a car for long-weekend gataways get aways for couples. The vehicle develops the theme of crossover elements in a future car –a crossover between a gasoline engine and electric motor, and between a sport wagon and sport utility vehicle (SUV). Incorporating Subaru's signature Symmetrical All Wheel Drive (AWD), the concept car provides an efficiency and comfort glimpse of a future sport specialty car that further enriches the efficiency and comfort.

Major features of the B5-TPH

1. The Turbo Parallel Hybrid (TPH) power train, a new AWD hybrid system, has been applied to 2.0liter Horizontally-Opposed turbo charged engine in the B5-TPH
2. By combining the electric motor and the Miller cycle boxer turbo engine (2.0L), the engine has achieved fuel economy improvements and reduced CO2 emissions. This superb, all-range performance is enabled by the motor assist feature, a motor that is designed to boost engine torque at low revolutions.
3. The vehicle promises versatile handling and maneuverability both on and rough road with its ground clearance of 200 mm and large-diameter tires.
4. The designs express the pleasure of driving, and of being driven as a passenger. Blending beautiful lines and the characteristics of the sport wagon, personal coupe and SUV, the car accentuates the crossover of its designs and function.

*• • IVX-II (Technology exhibit)

"IVX-II (Intelligent vehicle X, X symbolizes the infinite) the next generation of intelligent vehicle which ensuring driving pleasure, comfort, and advanced safety. Enhancing pleasurable driving, while its integrated preventive safety functions help the car automatically avoid dangers and restores it to a safe driving position.

Major features of IVX-II

1. Improved its frontal recognition sensors (Active Driving Assist system), that include a pair of stereo cameras, as well as a milliwave radar unit. The new stereo camera device can not only detect multiple objects, road traffic lines, and conditions, but it also calculates the distance between the car and an object as well as the relative speed with which another car is approaching.
2. Adopted the next-generation high performance controller with capability realized by Subaru's updated algorithms. the former ensures optimal driving position based on patterns of a driver's maneuvering. For the vehicle control, By-wire technology, which is the next-generation chassis control technology is used.
3. In addition to these fast and reliable systems, the IVX-II features Symmetrical AWD. Its low center of gravity ensures excellent vehicle stability and the ability to retain driving control, which allows a driver to handle the vehicle at his will. High-tech devices co-exist with the driver's enjoyment of vehicle handling, and they interfere with a driver's control only in necessary instances.

*• • B9 TRIBECA (Display model / US model)

The B9 Tribeca was developed on the concept of a progressive sports utility vehicle (SUV) that represents the next generation of crossover vehicles. The first-ever Subaru crossover utility vehicle with available seating for seven passengers, the B9 Tribeca features Horizontally-Opposed H6 boxer engine that delivers agile and stable control yet while ensuring superb maneuverability as a SUV. The vehicle reveals its roominess in flexible seating arrangements in three rows for seven passengers. Its sporty and dynamic exterior design contrasts with a sophisticated interior design that accentuates stylish comfort and safety.

* Blitzen 2006 Model: Touring Wagon

The Touring Wagon version was developed on the Legacy sedan Blitzen 2005 Model introduced in December 2004 and has since enjoyed accolades. Based upon Legacy Touring Wagon 2.0 GT spec. B., the vehicle features newly designed interior, front grille, rear bumper, and roof spoiler, and is fitted with 18-inch wheels.

* Legacy Outback / Forester "Edge" style (Display model)

The development of the vehicle centered on the concept of psychological restoration, and the Edge is a model that can play a significant role in altering one's mind set. A true edge in design and technology is proposed in this new crossover vehicle. Exterior designs that are original to the Edge include its front grille, front bumper under guard, side sill garnish, roof rail, all of which partly use a high-luster finish and, as well as the new aluminum wheels.

* R1e (Display model)

Based on the 2-seater R1 mini car, the R1e has been developed as an electric vehicle (EV). Using the high performance lithium ion battery pack, the EV not only excels in power output but also boasts fast charging and easy maintenance, both considered problematic aspects of existing EVs.

[The R1e is available at "Clean energy vehicle test ride" outside the Motor Show premises, set up by the Motor Show organizer.]

* SUBARU IMPREZA WRC 2006 prototype

The prototype is based on the new Impreza, which was introduced in June 2005 in Japan. The SUBARU IMPREZA WRC 2006 model is scheduled to debut at the FIA WRC Rally Automobile Monte Carlo in 2006. (FIA homologation application scheduled)

* SUBARU RALLY CHALLENGE

Based on its flight simulator technologies, the Aerospace Company of the Fuji Heavy Industries and Subaru have jointly developed a fully automatic driving simulator that is set in the Impreza rally car body. The new driving simulator has a 6-axis motion unit that can support 1 ton of weight on its base, and it allows visitors to choose rally routes and experience Subaru Impreza rally driving.

Major exhibits

1.	B5-TPH	(Concept car)	World premiere
2.	B9 TRIBECA• Silver• •	(Display model / US model)	Japan premiere
3.	B9 TRIBECA (Red)	(Display model / US model)	Japan premiere
4.	Blitzen 2006 MODEL Touring Wagon	(Display model)	
5.	Legacy Outack "Edge" style	(Display model)	
6.	Forester "Edge" style	(Display model)	
7.	Sambar Dias Wagon	(Display model / Scheduled for market launch in Japan)	
8.	Subaru R2 ••	(Display model / Scheduled for market launch in Japan)	
9.	SUBARU IMPREZA WRC 2006 Prototype		Japan premiere
10.	Legacy Touring Wagon 2.0R B-SPORT		
11.	Legacy B4 (sedan) 3.0R		
12.	Impreza Sedan WRX STI		
13.	Impreza Sport Wagon 1.5i G package TransCare Wing seat		
14.	Suabru R1 i		
15.	Pleo F Limited		
16.	Subaru 360	(Display model)	
17.	TPH system	(Technology exhibit)	
18.	IVX-II	(Technology exhibit)	World premiere
19.	Symmetrical AWD	(Technology exhibit)	
20.	SUBARU RALLY CHALLENGE	(Driving simulator)	World premiere
21.	R1e	(Display model / Available at "Clean energy vehicle test ride")	

###

Attachment 8



October 5, 2005
Toyota Motor Corporation
Fuji Heavy Industries, Ltd.

Toyota and Fuji Heavy Industries to Agree on Business Collaboration

- Toyota to Purchase Shares of Fuji Heavy Industries -

Tokyo - TOYOTA MOTOR CORPORATION (TMC) and FUJI HEAVY INDUSTRIES LTD. (FHI) announced today that they have signed a memorandum of understanding stating they will start studying the synergic effects of business collaboration. In the collaboration, the two companies seek to mutually utilize their management resources in the fields of research & development and production, and to supplement each other's technological development. The two companies plan to set up a joint steering committee and to aim for reaching an agreement on concrete collaboration programs as soon as possible.

TMC and FHI initiated business ties in 2003, when they announced that FHI would feature TMC's "G-BOOK" network information service as "Subaru G-BOOK" in Subaru-brand vehicles for the Japanese market. TMC and FHI have come to view that, while they respect each other's independency in management, each side could prosper further by strengthening their business relationship, as global competition intensifies.

In order to develop its relationship with FHI, TMC decided today to purchase FHI shares as follows:

Contents of share purchase:

- Party TMC will purchase from:	A General Motors Canadian subsidiary
- Number of shares TMC will purchase:	68,000,000 shares
- Ratio of shares to be owned by TMC:	8.7% of FHI's issued shares
- Planned shares settlement day:	October 12, 2005

Contact:
Public Affairs Division, Toyota Motor Corporation: 03-3817-9161/1950
Corporate Communications Dept., Fuji Heavy Industries Ltd.: 03-3347-2029



Attachment 9

SUBARU PRESS INFORMATION

Fuji Heavy Industries dissolves alliance with General Motors, entering a new business collaboration with Toyota

Tokyo, October 5, 2005 - Fuji Heavy Industries, Ltd. (FHI), a global manufacture of transportation and aerospace-related products and the maker of Subaru automobiles, today released its plan of their alliance changes.

FHI and General Motors Corp. (GM) agreed to dissolve its strategic alliance and capital relationship and GM, the top shareholder of FHI, will sell all the FHI stocks they hold.

In December 1999, FHI and GM agreed upon a capital and strategic alliance. Since GM purchased about 20% of FHI shares and became the top shareholder of FHI, both companies worked together for various synergic effects. The joint efforts over the past 6 years period resulted in achievements such as global procurement, OEM business, technology exchanges, etc. However, the two companies concluded that mutually beneficial large joint projects are unlikely in future, and came to agree to terminate their strategic and affiliated company relationship.

Out of the 157 million FHI stocks that GM holds, which accounts for about 20% of the FHI outstanding common stocks, GM will sell 68 million stocks, 8.7%, to Toyota Motor Corp. (TMC). GM will sell the remaining 89 million stocks, 11.4%, in the market. At the same time, FHI plans to purchase 90 million stocks as Treasury Stock.

FHI and GM will discuss on the future direction of ongoing cooperative projects. As for the joint development project of a crossover vehicle between FHI and Saab, which was announced last year, FHI and GM have basically agreed to stop the development. FHI has decided to record extraordinary loss of 5,000 million yen, which is a part of the development cost, in this fiscal year.

At the same time, FHI has revised its annual profit estimate announced on May 12, after reviewing the recent circumstances such as weaker yen, sales momentum, etc. The revised figures are; Operating profit at 36,000 million yen (up 5,000 million from the previous estimate), Ordinary profit at 29,000 million yen (up 2,000 million yen), and Net profit at 12,000 million yen (down 3,000 million).

Upon TMC obtaining FHI's shares, TMC and FHI agreed to start studying business collaboration. The two companies plan to set up a joint steering committee to study possible joint projects to seek synergic effects in the areas of research & development and production, and to supplement each other's technological development.

FHI is going ahead with the 5-year business plan ending March 2007, the FDR-1 plan, and the situation change this time will not affect FHI's relentlessness to achieve the target.



Attachment 10



PRESS INFORMATION

October 5, 2005
Fuji Heavy Industries Ltd

Personnel changes of corporate executives

Effective October 5, 2005, the following corporate executives resigned.

Troy A. Clarke, Director of the Board

Derek C. Leck, Corporate Vice President (General Manager, Subaru Product & Portfolio Planning Dept.)

Thomas C. Englin, Corporate Vice President (Senior General Manager, Subaru Engineering Div. and Subaru Technical Research Center)

###

Attachment 11

October 5, 2005
Fuji Heavy Industries Ltd.

Revision of Performance Projection for Fiscal Year Ending March 31, 2006

Fuji Heavy Industries Ltd. (FHI) has announced the revision of performance projection for Fiscal Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006) which was released at the timing of consolidated and non-consolidated basis financial results announcement on May 12, 2005.

1. (1) Consolidated Basis Revision of Performance Projection for 1st Half of Fiscal 2006
(From April 1, 2005 to September 30, 2005)

(Unit: Millions of yen)

	Net sales	Ordinary income	Net income
Previous projection (A)	670,000	2,000	0
Revised projection (B)	670,000	10,000	5,000
Increase and decrease (B-A)	0	+8,000	+5,000
Change of percentage (%)	0	+400.0	–
Actual results of the previous fiscal year (Ended March 31, 2005)	690,791	15,061	8,275

(2) Non-consolidated Basis Revision of Performance Projection for 1st Half of Fiscal 2006
(From April 1, 2005 to September 30, 2005)

(Unit: Millions of yen)

	Net sales	Ordinary income	Net income
Previous projection (A)	450,000	10,000	7,000
Revised projection (B)	470,000	20,000	12,000
Increase and decrease (B-A)	+20,000	+10,000	+5,000
Change of percentage (%)	+4.4	+100.0	+71.4
Actual results of the previous fiscal year (Ended March 31, 2005)	486,402	16,896	6,706

2. (1) Consolidated Basis Revision of Performance Projection for Fiscal Year Ending March 31, 2006

(From April 1, 2005 to March 31, 2006)

(Unit: Millions of yen)

	Net sales	Ordinary income	Net income
Previous projection (A)	1,470,000	27,000	15,000
Revised projection (B)	1,480,000	29,000	12,000
Increase and decrease (B-A)	+10,000	+2,000	-3,000
Change of percentage (%)	+0.7	+7.4	-20.0
Actual results of the previous fiscal year (Ended March 31, 2005)	1,446,491	43,572	18,238

(2) Non-consolidated Basis Revision of Performance Projection for Fiscal Year Ending March 31, 2006

(From April 1, 2005 to March 31, 2006)

(Unit: Millions of yen)

	Net sales	Ordinary income	Net income
Previous projection (A)	944,000	29,000	10,000
Revised projection (B)	950,000	32,000	9,000
Increase and decrease (B-A)	+6,000	+3,000	-1,000
Change of percentage (%)	+0.6	+10.3	-10.0
Actual results of the previous fiscal year (Ended March 31, 2005)	949,511	31,304	2,503

3. Reason of revisions

We have revised ordinary income and net income due to the following factors. With regard to net sales, we keep as same.

(Unit: 100 Millions of yen)

	Reason of Revisions	1st Half of Fiscal 2006		Fiscal 2006	
		Consolidated basis	Non-consolidated basis	Consolidated basis	Non-consolidated basis
Ordinary income	Reduction of the R&D expenses by the improvement of efficiency in some activities	+40	+40	+60	+60
	Decrease in direct material cost by pulling forward the cost reduction programs	+20	—	—	—
	Improvement and deterioration in automobile sales volume and mixture	-60	+40	-130	-50
	Decrease in SG&A expenses and others	+50	+20	+60	+20
	Increase in amortization of consolidation adjustments	+30	—	+30	—
Net income	Extraordinary loss from discontinuation of the joint development	-50	-50	-50	-50

Note: Above mentioned projections are based on certain assumptions and our management's judgement in light of currently available information, therefore actual results may differ from these projections.



Attachment 12

October 5, 2005

Company Name: Fuji Heavy Industries Ltd.
Representative: Mr. Kyoji Takenaka, President and CEO
Code number: 7270(1st section of Tokyo Stock Exchange)
Contact for inquiries; Mr. Shunji Yonekura
General Manager of Administration Department.
Phone: (03)-3347-2005

Notice of repurchase of company's own shares through ToSTNeT-2

(Announcement of repurchasing of the company's own share in accordance with Article 211 –3, paragraph 1, item2 of Japanese Commercial Code through TosTNeT-2)

Fuji Heavy Industries Ltd. ("FHI") announces the repurchase and repurchase method of own shares as described below, which has been resolved at the Board of Directors meeting held today, October 5, 2005 pursuant to Article 211 –3, paragraph 1, item2 of Japanese Commercial Code.

Announcement

1. Reason of repurchase

As 4309642 Canada Inc., a shareholder of FHI, sells FHI shares they own, FHI would like to repurchase to maintain the maneuverability and flexibility in equity policies.

2. Resolution of repurchasing company's own share

Class of shares to be repurchased: Common Stock
Aggregate number of shares to be repurchased: Up to 90,000,000 shares
Aggregate price of shares to be repurchased: Up to 57,600,000,000 yen
Schedule of repurchase:••

	October 6	October 7	October 11	Total
Shares to be repurchased	27,000,000	36,000,000	27,000,000	90,000,000
% of outstanding shares	3.4%	4.6%	3.4%	11.5%

3. Method of repurchase

FHI will place purchase orders for its own shares through brokerages at the closing price trading on the Tokyo Stock Exchange Trading Network System (i.e., ToSTNeT-2) in the 8:45 am session on October 6, 2005 with closing price of its common stock traded on the first section of the Tokyo Stock Exchange market on October 5, 2005 (xxx yen) (FHI will not change the method of trading or the proposed trading time). The purchase orders will be placed only in this trading time.

4.Detail of repurchase

(1) Class of shares: Common Stock

(2) Aggregate number of shares to be repurchased: up to 27,000,000

(Percentage of outstanding shares: 3.4%)

(3) Aggregate price of shares to be repurchased: Up to 14,580,000,000 yen

(Note1) The number of shares for which the Company will place purchase orders will not be changed. Depending on the market conditions, however, there is a possibility that a part or all of such shares may not be repurchased.

(Note2) Repurchase will be made to the extent that sell orders match buy orders.••

5. Announcement of the result of repurchase

FHI will announce the results of purchase of its own shares after completion of repurchase at 8:45 am on October 6, 2005.

••

(Further Information)

Current balance of shares issued and treasury stock as of March 31, 2005

Total number of shares (excluding treasury stock): 779,504,873 shares

Treasury stock: 3,361,000 shares

••

••

••

••

Attachment 13

October 5, 2005

Company Name: Fuji Heavy Industries Ltd.
Representative: Mr. Kyoji Takenaka, President and CEO
Code number: 7270(1st section of Tokyo Stock Exchange)
Contact for inquiries; Mr. Shunji Yonekura
General Manager of Administration Department.
Phone: (03)-3347-2005

Notice of change of the top shareholder

Fuji Heavy Industries Ltd. ("FHI") announces today that their top shareholder has changed as described below.

Announcement

1. Process of change
General Motors Canada Limited, the previous top shareholder of FHI, has informed that they sold all of FHI shares they own to 4309642 Canada Inc. today, thereafter which became FHI top shareholder.

2. Information of shareholders

(1) Current top shareholder

- a. Company Name: 4309642 Canada Inc.
- b. Headquarter: 1908 Colonel Sam drive Oshawa, Ontario L1H 8P7 Canada
- c. Representative: President Robbert-Jan Brabander
- d. Business: Holding Company

(2) Previous top shareholder

- a. Company Name: General Motors of Canada Limited
- b. Headquarter: 1908 Colonel Sam drive Oshawa, Ontario L1H 8P7 Canada
- c. Representative: President Michael Grimaldi
- d. Business: Design, production, assembly, distribution, marketing, sales and export of automobiles and other related technology, management, finance & insurance etc.

3. Number of owned shares (number of voting rights) and the percentage of total outstanding common stock

(1) General Motors of Canada Limited

••

	Number of owned shares (Number of voting rights)	Percentage of total outstanding common stock	Ranking of major shareholders
Before transfer	157,262,925 (157,262 rights)	20.25%	First
After transfer	N/A	N/A	N/A

(2) 4309642 Canada Inc.

	Number of owned shares (Number of voting rights)	Percentage of total outstanding common stock	Ranking of major shareholders
Before transfer	N/A	N/A	N/A
After transfer	157,262,925 (157,262 rights)	20.25%	First

••

Note:
Number of non-voting rights shares excluded from the total outstanding common stock: 3,761,000 shares
Total outstanding common stock on March 31, 2005: 776,484,000 shares

4. Prospect
4309642 Canada Inc will offer sell order of all FHI shares on ToSTNeT-2 system and remaining shares will be sold in open market if necessary, therefore they are scheduled not to stay as a top shareholder as of October 6, 2005.

••••

••

••



Attachment 14

October 5, 2005

Company Name: Fuji Heavy Industries Ltd.
Representative: Mr. Kyoji Takenaka, President and CEO
Code number: 7270(1st section of Tokyo Stock Exchange)
Contact for inquiries; Mr. Shunji Yonekura
General Manager of Administration Department.
Phone: (03)-3347-2005

Notice of dissolve of strategic alliance with General Motors Corporation

Fuji Heavy Industries Ltd. ("FHI") announces today that they dissolve the strategic alliance with General Motors Corporation ("GM") that started on December 10, 1999 as described below.

Announcement

1. Background

FHI and GM agreed upon a strategic alliance and capital relationship allowing a high level of management autonomy to establish win-win situation to develop steady and further growth for the future on December 10, 1999. Since GM purchased about 20% of FHI shares and became the top shareholder of FHI in April 2000, both companies worked together for various synergic effects.

The joint efforts over the past 6 years period resulted in achievements such as global procurement, OEM business, technology exchanges, etc. However, the two companies concluded that mutually beneficial large joint projects are unlikely in future, and came to agree to terminate their strategic and affiliated company relationship.

2. Contents

FHI and GM will discuss on the future direction of ongoing cooperative projects. As for the joint development project of a crossover vehicle between FHI and Saab Automobile AB, which was announced last year, FHI and GM have basically agreed to stop the development.

GM will sell FHI shares of 157, 262, 925, and 20.1% of outstanding common stock, that they own through General Motors of Canada Limited.

3. Outline of GM

Company name:	General Motors Corporation
Headquarter:	300 Renaissance Center P.O. Box 300 Detroit, MI 48265-3000 United States of America
Representative:	Chairman and CEO G. Richard Wagoner, Jr.
Business:	Design, development, production and sales of automobiles, and auto related Finance & Insurance etc.••••

4. Effect to our financial conditions

FHI has decided to record extraordinary loss of 5 billion yen, which is a part of the development cost, in this fiscal year.••


Attachment 15

October 6, 2005

Company Name: Fuji Heavy Industries Ltd.
Representative: Mr. Kyoji Takenaka, President and CEO
Code number: 7270(1st section of Tokyo Stock Exchange)
Contact for inquiries; Mr. Shunji Yonekura
General Manager of Administration Department.
Phone: (03)-3347-2005

Notice of results of repurchase of company's own shares through ToSTNeT-2

Further to the announcement made on October 5, 2005, Fuji Heavy Industries Ltd. ("FHI") today purchased its own shares. The details of the repurchase are described below.

1. Reason for share repurchase: To maintain the maneuverability and flexibility in equity policies according to the change of management conditions.

2. Class of repurchased shares: Common stock

3. Number of repurchased shares: No shares

4. Price of repurchased shares: 540 yen per share orders we offered

5. Date of repurchase: Thursday, October 6, 2005

6. Method of repurchase: Purchased at the closing price trading on the Tokyo Stock Exchange Trading Network System (i.e., ToSTNeT-2)

(Reference)
The following details were resolved at the Board of Directors meeting held on October 5, 2005:

- Class of shares: Common stock
- Aggregate number of shares to be repurchased: Up to 90,000,000 shares
- Aggregate price of shares to be repurchased: Up to 57,600,000,000 yen

Cumulative total of shares repurchased to date

- Aggregate number of shares repurchased: No shares
- Aggregate price of shares repurchased: None



Attachment 16

October 6, 2005

Company Name: Fuji Heavy Industries Ltd.
Representative: Mr. Kyoji Takenaka, President and CEO
Code number: 7270(1st section of Tokyo Stock Exchange)
Contact for inquiries: Mr. Shunji Yonekura
General Manager of Administration Department.
Phone: (03)-3347-2005• •

Notice of change of the top shareholder and related company

Fuji Heavy Industries Ltd. ("FHI") announces today that their top shareholder has changed, hereafter General Motors Corporation does not remain as FHI related company any more as described below.

Announcement

1. Process of change

FHI top shareholder 4309642 Canada Inc. has sold 68,000,000 shares to Toyota Motor Corporation and 26,779,000 shares through ToSTNet-2 today. Thereafter, 4309642 Canada Inc. is no longer FHI top shareholder and FHI related company General Motors Corporation ("GM") that invested in FHI through 4309642 Canada Inc. has terminated this affiliated company's relationship.

••••

2.Outline of GM

(1) Company name:	General Motors Corporation
(2) Headquarter:	300 Renaissance Center P.O. Box 300 Detroit, MI 48265-3000 United States of America
(3) Representative:	Chairman and CEO G. Richard Wagoner, Jr.
(4) Capital:	US$ 27,726 million
(5) Business:	Design, development, production and sales of automobiles, and auto related Finance & Insurance etc.••••
(6) Relationship:	FHI and GM agreed upon a strategic alliance and capital relationship allowing a high level of management autonomy to establish win-win situation to develop steady and further growth for the future on December 10, 1999. Since GM purchased about 20% of FHI shares and became the top shareholder of FHI in April 2000, both companies worked together for various synergic effects. The joint efforts over the past 6 years period resulted in achievements such as global procurement, OEM business,

technology exchanges, etc.

(7) Fiscal year: January through December

3.Number of owned shares, number of voting rights and the percentage of total outstanding voting rights before and after transaction

	Number of voting rights	Number of owned shares	Percentage of total outstanding voting rights
Before transfer	157,262 rights	157,262,925	20.25%
After transfer	62,483 rights	62,483,925	8.0%

Note:
Number of non-voting rights shares excluded from the total outstanding common stock: 3,761,000 shares
Total outstanding voting rights common stock on March 31, 2005: 776,484,000 shares

4309642 Canada Inc., a wholly owned subsidiary of General Motors Corporation, invests in FHI directly.

4.Prospect
As FHI announced at the "Notice of dissolve of strategic alliance with General Motors Corporation" dated October 5, 2005, GM and FHI concluded that mutually beneficial large joint projects are unlikely in future, and came to agree to terminate their strategic and affiliated company relationship. According to this decision, 4309642 Canada Inc. plans to sell all of FHI shares they own through ToSTNeT-2 and remaining shares at open market if necessary.

••



Attachment 17

October 6, 2005

Company Name: Fuji Heavy Industries Ltd.
Representative: Mr. Kyoji Takenaka, President and CEO
Code number: 7270(1st section of Tokyo Stock Exchange)
Contact for inquiries; Mr. Shunji Yonekura
General Manager of Administration Department.
Phone: (03)-3347-2005

Notice of repurchase of company's own shares through ToSTNeT-2

(Announcement of repurchasing of the company's own share in accordance with Article 211 –3, paragraph 1, item2 of Japanese Commercial Code through TosTNeT-2)

Fuji Heavy Industries Ltd. ("FHI") announces the repurchase and repurchase method of own shares as described below pursuant to Article 211 –3, paragraph 1, item2 of Japanese Commercial Code.

Announcement

1. Reason of repurchase

As 4309642 Canada Inc., a shareholder of FHI, sells FHI shares they own, FHI would like to repurchase to maintain the maneuverability and flexibility in equity policies.

2. Method of repurchase

FHI will place purchase orders for its own shares through brokerages at the closing price trading on the Tokyo Stock Exchange Trading Network System (i.e., ToSTNeT-2) in the 8:45 am session on October 7, 2005 with closing price of its common stock traded on the first section of the Tokyo Stock Exchange market on October 6, 2005 (540 yen) (FHI will not change the method of trading or the proposed trading time). The purchase orders will be placed only in this trading time.

••

3.Detail of repurchase

(1) Class of shares: Common Stock

(2) Aggregate number of shares to be repurchased: up to 36,000,000

(Percentage of outstanding shares: 4.6%)

(3) Aggregate price of shares to be repurchased: Up to 23,040,000,000 yen

(Note1) The number of shares for which the Company will place purchase orders will not be changed. Depending on the market conditions, however, there is a possibility that a part or all of such shares may not be repurchased.

4.Announcement of the result of repurchase

FHI will announce the results of purchase of its own shares after completion of repurchase at 8:45 am on October 7, 2005.

• •

• •

5.Resolution of repurchasing company's own share

Class of shares to be repurchased: Common Stock

Aggregate number of shares to be repurchased: Up to 90,000,000 shares

Aggregate price of shares to be repurchased: Up to 57,600,000,000 yen

Schedule of repurchase:• •

	October 6	October 7	October 11	Total
Shares to be repurchased	27,000,000	36,000,000	27,000,000	90,000,000
% of outstanding shares	3.4%	4.6%	3.4%	11.5%

(Reference)

Cumulative total of shares repurchased to date

- Aggregate number of shares repurchased: No shares
- Aggregate price of shares repurchased: None• •

• •

Current balance of shares issued and treasury stock as of March 31, 2005

Total number of shares (excluding treasury stock): 779,504,873 shares

Treasury stock: 3,361,000 shares

• •



Attachment 18

October 7, 2005

Company Name: Fuji Heavy Industries Ltd.
Representative: Mr. Kyoji Takenaka, President and CEO
Code number: 7270(1st section of Tokyo Stock Exchange)
Contact for inquiries; Mr. Shunji Yonekura
General Manager of Administration Department.
Phone: (03)-3347-2005

Notice of results of repurchase of company's own shares through ToSTNeT-2

Further to the announcement made on October 6, 2005, Fuji Heavy Industries Ltd. ("FHI") today purchased its own shares. The details of the repurchase are described below.

1. Reason for share repurchase: To maintain the maneuverability and flexibility in equity policies according to the change of management conditions.
••
2. Class of repurchased shares: Common stock
••
3. Number of repurchased shares: 35,504,000 shares
••
4. Price of repurchased shares: 640 yen per share••
••
5. Date of repurchase: Friday, October 7, 2005
••
6. Method of repurchase: Purchased at the closing price trading on the Tokyo Stock Exchange Trading Network System (i.e., ToSTNeT-2)••

(Reference)
The following details were resolved at the Board of Directors meeting held on October 5, 2005:
- Class of shares: Common stock
- Aggregate number of shares to be repurchased: Up to 90,000,000 shares
- Aggregate price of shares to be repurchased: Up to 57,600,000,000 yen

Cumulative total of shares repurchased to date
- Aggregate number of shares repurchased: 35,504,000 shares
- Aggregate price of shares repurchased: 22,722,560,000 yen



Attachment 19

October 7, 2005

Company Name: Fuji Heavy Industries Ltd.
Representative: Mr. Kyoji Takenaka, President and CEO
Code number: 7270(1st section of Tokyo Stock Exchange)
Contact for inquiries; Mr. Shunji Yonekura
General Manager of Administration Department.
Phone: (03)-3347-2005

Notice of repurchase of company's own shares through ToSTNeT-2

(Announcement of repurchasing of the company's own share in accordance with Article 211 -3, paragraph 1, item2 of Japanese Commercial Code through TosTNeT-2)

Fuji Heavy Industries Ltd. ("FHI") announces the repurchase and repurchase method of own shares as described below pursuant to Article 211 -3, paragraph 1, item2 of Japanese Commercial Code.

Announcement

1. Reason of repurchase

As 4309642 Canada Inc., a shareholder of FHI, sells FHI shares they own, FHI would like to repurchase to maintain the maneuverability and flexibility in equity policies.

2. Method of repurchase

FHI will place purchase orders for its own shares through brokerages at the closing price trading on the Tokyo Stock Exchange Trading Network System (i.e., ToSTNeT-2) in the 8:45 am session on October 11, 2005 with closing price of its common stock traded on the first section of the Tokyo Stock Exchange market on October 7, 2005 (614 yen) (FHI will not change the method of trading or the proposed trading time). The purchase orders will be placed only in this trading time.

••

3.Detail of repurchase

(1) Class of shares: Common Stock

(2) Aggregate number of shares to be repurchased: up to 27,000,000

(Percentage of outstanding shares: 3.4%)

(3) Aggregate price of shares to be repurchased: Up to 16,578,000,000 yen

(Note1) The number of shares for which the Company will place purchase orders will not be changed. Depending on the market conditions, however, there is a possibility that a part or all of such shares may not be repurchased.

4.Announcement of the result of repurchase

FHI will announce the results of purchase of its own shares after completion of repurchase at 8:45 am on October 11, 2005.

••

••

5.Resolution of repurchasing company's own share

Class of shares to be repurchased: Common Stock

Aggregate number of shares to be repurchased: Up to 90,000,000 shares

Aggregate price of shares to be repurchased: Up to 57,600,000,000 yen

Schedule of repurchase:••

	October 6	October 7	October 11	Total
Shares to be repurchased	27,000,000	36,000,000	27,000,000	90,000,000
% of outstanding shares	3.4%	4.6%	3.4%	11.5%

(Reference)

Cumulative total of shares repurchased to date

- Aggregate number of shares repurchased: 35,504,000 shares
- Aggregate price of shares repurchased: 22,722,560,000 yen••

••

Current balance of shares issued and treasury stock as of March 31, 2005

Total number of shares (excluding treasury stock): 779,504,873 shares

Treasury stock: 3,361,000 shares

••



Attachment 20

October 11, 2005

Company Name: Fuji Heavy Industries Ltd.
Representative: Mr. Kyoji Takenaka, President and CEO
Code number: 7270(1st section of Tokyo Stock Exchange)
Contact for inquiries; Mr. Shunji Yonekura
General Manager of Administration Department.
Phone: (03)-3347-2005

Notice of results of repurchase of company's own shares through ToSTNeT-2

Further to the announcement made on October 6, 2005, Fuji Heavy Industries Ltd. ("FHI") today purchased its own shares. The details of the repurchase are described below. In addition to this , FHI has completed its repurchase transactions which had been resolved at the Board of Directors meeting held on October 5, 2005.

1. Reason for share repurchase: To maintain the maneuverability and flexibility in equity policies according to the change of management conditions.

2. Class of repurchased shares: Common stock

3. Number of repurchased shares: 27,000,000 shares

4. Price of repurchased shares: 614 yen per share

5. Date of repurchase: Tuesday, October 11, 2005

6. Method of repurchase: Purchased at the closing price trading on the Tokyo Stock Exchange Trading Network System (i.e., ToSTNeT-2)

(Reference)
The following details were resolved at the Board of Directors meeting held on October 5, 2005:

- Class of shares: Common stock
- Aggregate number of shares to be repurchased: Up to 90,000,000 shares
- Aggregate price of shares to be repurchased: Up to 57,600,000,000 yen

Cumulative total of shares repurchased to date

- Aggregate number of shares repurchased: 62,504,000 shares
- Aggregate price of shares repurchased: 39,300,560,000 yen

Exhibit B

Summaries in English

No English versions or translations have been prepared for the below listed documents, and therefore, we have prepared English summaries to these Japanese language documents below:

1. Vehicle Recall Information posted on the company's website: (http://www.fhi.co.jp/recall/main.htm)
   - Fuji Heavy Industries Ltd. reported recalls of Legacy due to defective caulking for supporting point of rear door handle to the Ministry of Land, Infrastructure and Transportation on September 15, 2005

2. Extraordinary Report regarding change of the top shareholder of Fuji Heavy Industries Ltd., as filed with the Kanto Local Finance Bureaus on October 6, 2005